UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

Item

Print Announcement in the NCR Handelsblad, Amsterdam, The Netherlands, on May 26, 2009

Invitation to attend the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2009

Attendance Form for Annual General Meeting of Shareholders

Proxy for Annual General Meeting of Shareholders

Voting Results of the 2009 Annual General Meeting of Shareholders

QIAGEN N.V. Annual Report 2008

QIAGEN N.V. IFRS Financial Reports 2008

Signatures

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 24, 2009

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Wednesday, June 24, 2009 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening

2.	Managing Board Report for the year ended December 31, 2008 (“Fiscal Year 2008”)

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2008

4.	Adoption of the Annual Accounts for Fiscal Year 2008 (voting item)

5.	Reservation and dividend policy

6.	Approval of the performance of the Managing Board during Fiscal Year 2008, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2008 (voting item)

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2008, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2008 (voting item)

8.	Reappointment of the following six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2010 (voting items)

a.	Prof. Dr. Detlev Riesner

b.	Dr. Werner Brandt

c.	Dr. Metin Colpan

d.	Mr. Erik Hornnaess

e.	Prof. Dr. Manfred Karobath

f.	Mr. Heino von Prondzynski

9.	Reappointment of the following four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2010 (voting items)

a.	Mr. Peer Schatz

b.	Mr. Roland Sackers

c.	Dr. Joachim Schorr

d.	Mr. Bernd Uder

10.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2009 (voting item)

11.	Authorization of the Managing Board, until December 24, 2010, to acquire shares in the Company’s own share capital (voting item)

12.	Questions

13.	Closing

Copies of the Annual Accounts for Fiscal Year 2008, the reports of the Supervisory Board and the Managing Board, the list of binding nominees for reappointment to the Supervisory Board and the Managing Board and the information referred to under Section 2:142 subsection 3 Dutch Civil Code can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting and through the Company’s website (www.qiagen.com).

A proxy statement, together with an attendance form and form of proxy, has been mailed to registered shareholders on or about May 26, 2009. Registered shareholders wishing to exercise their shareholder rights in person are obliged to complete, sign and send the attendance form, such that the attendance form will be received by no later than 5 p.m. New York time on June 17, 2009 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

Registered shareholders wishing to exercise their shareholder rights by proxy, are obliged to complete, sign and send the proxy card, such that the proxy card will be received by no later than 5 p.m. New York time on June 19, 2009 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America. Registered shareholders may only exercise their shareholders rights for the shares registered in their name on the day of the meeting.

Registered holders of type II shares, as referred to in article 8.3 (ii) of the Company’s Articles of Association, are requested to state the serial number of the share certificates on the attendance form or proxy card.

The Company will send a card of admission to registered shareholders that have properly notified the Company of their intention to attend the Annual Meeting.

As in prior years the official language of the Annual General Meeting shall be the English language.

The Managing Board

Venlo, The Netherlands

May 26, 2009

DEAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 24, 2009 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the meeting.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be returned no later than 5 p.m. (New York time) on June 17, 2009 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than 5 p.m. (New York time) on June 19, 2009 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 26, 2009

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 24, 2009

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Wednesday, June 24, 2009 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2008 (“Fiscal Year 2008”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2008;

4.	Adoption of the Annual Accounts for Fiscal Year 2008 (voting item);

5.	Reservation and dividend policy;

6.	Approval of the performance of the Managing Board during Fiscal Year 2008, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2008 (voting item);

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2008, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2008 (voting item);

8.	Reappointment of the following six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2010 (voting items):

a. Prof. Dr. Detlev Riesner;

b. Dr. Werner Brandt;

c. Dr. Metin Colpan;

d. Mr. Erik Hornnaess;

e. Prof. Dr. Manfred Karobath;

f. Mr. Heino von Prondzynski;

9.	Reappointment of the following four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2010 (voting items):

a. Mr. Peer Schatz;

b. Mr. Roland Sackers;

c. Dr. Joachim Schorr;

d. Mr. Bernd Uder;

10.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2009 (voting item);

11.	Authorization of the Managing Board, until December 24, 2010, to acquire shares in the Company’s own share capital (voting item);

12.	Questions;

13.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2008, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

Beginning with this year’s Annual General Meeting, in an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2008 Annual Report to our shareholders. The 2008 Annual Report, which provides additional information regarding our 2008 financial results, and copies of the Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2008 can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2008 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, United States of America, Phone number: +1-888-400-7789, Internet link: http://hqus.ar.wilink.com/?link=EU007919, until the close of the Annual General Meeting.

The Supervisory Board has fixed the close of business on Monday, May 11, 2009 as the notional record date for the determination of shareholders entitled to notice of the Annual General Meeting. However, in accordance with Dutch law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the Annual General Meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience.

By Order of the Managing Board

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 26, 2009

QIAGEN N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

EXPLANATORY NOTES TO AGENDA

I.    General

The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 24, 2009 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands. These proxy solicitation materials were mailed on or about May 26, 2009 to all holders of record of registered shares as of Monday, May 11, 2009.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ended December 31, 2008 (“Fiscal Year 2008”), the reports of the Supervisory Board and the Managing Board and the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

Beginning with this year’s Annual General Meeting, in an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2008 Annual Report to our shareholders. The 2008 Annual Report, which provides additional information regarding our 2008 financial results, and copies of the Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2008 can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2008 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, United States of America, Phone number: +1-888-400-7789, Internet link: http://hqus.ar.wilink.com/?link=EU007919, until the close of the Annual General Meeting.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II.    Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, holders of record of registered shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. In accordance with Dutch law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

As of May 11, 2009, there were 198,388,655 Common Shares outstanding. Shareholders are entitled to one vote for each Common Share held. Proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

III.    Explanatory Notes to Agenda Items

Explanatory Note to Items 2, 3, 4, 6 and 7—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Fiscal Year 2008. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board of the Company. As described at the Annual General Meeting held in 2004, on December 9, 2003, the Dutch Corporate Governance Committee published the Dutch Corporate Governance Code (the “Code”) containing the principles of good corporate governance and best practice provisions. The Code includes general principles and specific best practice provisions to be observed by Dutch listed companies, including their managing board members and supervisory board members, and their shareholders in relation to one another. In accordance with the Code, a listed company has to state in its Annual Report for Fiscal Year 2008 any best practice provisions of the Code with which it does not fully comply and to explain why and to what extent it does not comply with such provisions. Please see the “Corporate Governance” section of our Annual Report for further information.

Additionally, the shareholders of the Company are being asked to approve the performance of the Managing Board and the Supervisory Board, including a discharge from liability with respect to the exercise of their duties, for Fiscal Year 2008.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2008 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

Beginning with this year’s Annual General Meeting, in an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2008 Annual Report to our shareholders. The 2008 Annual Report, which provides additional information regarding our 2008 financial results, and the Annual Accounts for Fiscal Year 2008 can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2008 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, United States of America, Phone number: +1-888-400-7789, Internet link: http://hqus.ar.wilink.com/?link=EU007919, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THESE ITEMS. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 5—Reservation and Dividend Policy

The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Fiscal Year 2008 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.

Explanatory Note to Items 8 and 9—Reappointment of the Supervisory Directors and the Managing Directors

The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the re-election of all current members of the Supervisory Board and all current members of the Managing Board.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting thereof may determine. The Supervisory Board presently consists of six members. The Supervisory Directors are elected by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of four members. Managing Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital. Beginning with this year’s Annual General Meeting, our shareholders will vote for each nominee for appointment to our Supervisory Board and Managing Board individually.

Supervisory Directors and Managing Directors are appointed annually for a period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By unanimous written consent dated April 30, 2009, the Joint Meeting resolved to make a binding nomination for six members of the Supervisory Board and four members of the Managing Board. The six binding nominees for election to the Supervisory Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Prof. Dr. Detlev H. Riesner and b. Dr. Werner Brandt;

•	Nominations for position no. 2: a. Dr. Werner Brandt and b. Dr. Metin Colpan;

•	Nominations for position no. 3: a. Dr. Metin Colpan and b. Mr. Erik Hornnaess;

•	Nominations for position no. 4: a. Mr. Erik Hornnaess and b. Prof. Dr. Manfred Karobath;

•	Nominations for position no. 5: a. Prof. Dr. Manfred Karobath and b. Mr. Heino von Prondzynski; and

•	Nominations for position no. 6: a. Mr. Heino von Prondzynski and b. Prof. Dr. Carsten P. Claussen.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website, and that they will continue to make significant contributions to the Supervisory Board.

The binding nominations for each of the four Managing Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Mr. Peer M. Schatz and b. Dr. Joachim Schorr;

•	Nominations for position no. 2: a. Dr. Joachim Schorr and b. Mr. Bernd Uder;

•	Nominations for position no. 3: a. Mr. Bernd Uder and b. Mr. Roland Sackers; and

•	Nominations for position no. 4: a. Mr. Roland Sackers and b. Ms. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 43, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003, he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 40, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board of IBS AG and a member of the Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc. Since January 2008, Mr. Sackers has served as QIAGEN’s representative observer on the board of Eurofins Genomics BV.

Dr. Joachim Schorr, 48, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 51, joined the Company in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of the Company’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech. Today, Mr. Uder is responsible for the extension and the improvement of efficiencies of the Company’s global distribution network.

Professor Dr. Detlev H. Riesner, 67, is a co-founder of the Company. Professor Riesner served as member of the Supervisory Board of QIAGEN GmbH since 1984 and acted as its Chairman until 1988. In 1999, he was appointed Chairman of the Supervisory Board of QIAGEN N.V., and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics GmbH, Erkrath and Evocatal GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 55, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Dr. Metin Colpan, 54, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 71, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007 and Chairman of the Compensation Committee in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 68, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 59, joined the Company’s Supervisory Board and the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000,

Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is Chairman of BBMedtech and a director of Koninklijke Philips Electronics NV, Epigenomics, CARIDIAN BCT and Hospira, Inc.

Professor Dr. jur. Carsten P. Claussen, 81, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law, and Professor Claussen is no longer a voting member of the Supervisory Board. For many years, he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne, and WAS Worldwide Analytical Systems AG, Kleve, and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Birgit Bergfried, 43, joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in Economics from the University of Applied Sciences in Aachen.

Information concerning the ownership of Common Shares of each nominee to the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE MANAGING BOARD. EACH NOMINEE LISTED UNDER “A” IN THE NOMINATIONS ABOVE HAS BEEN PROPOSED FOR REAPPOINTMENT. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 10—Reappointment of Auditors

On April 30, 2009, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of Ernst & Young Accountants to audit the financial statements of the Company for the fiscal year ending December 31, 2009. Ernst & Young Accountants audited the Company’s financial statements for Fiscal Year 2008.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 11—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to acquire shares in the Company’s own share capital, if and in so far as the Managing Board has been designated by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.

On June 26, 2008, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 26, 2009. At the 2009 Annual General Meeting, the shareholders are being asked to extend this authorization up to and including December 24, 2010.

The purpose of this proposal is to give the Managing Board, subject to approval of the Supervisory Board, the flexibility, for a period of 18 months from the date of the 2009 Annual General Meeting, or until December 24, 2010, to acquire shares in the Company’s own share capital for general corporate purposes. The shares may be acquired through the stock markets or otherwise, against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. The power to repurchase shares provides the Managing Board with flexibility and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in a company’s own share capital could be used to streamline its investor base, demonstrate a commitment to the business and confidence in the long-term growth of a company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.

This proposal is made in accordance with the Company’s Articles of Association and the provisions of Section 2:98 of the Dutch Civil Code. The Company’s Articles of Association and the Dutch Civil Code allow for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of acquisition. However, we are asking our shareholders to authorize the Managing Board to acquire the number of shares up to a maximum of 10% of the Company’s issued share capital on the date of acquisition, and provided that the Company or any subsidiary of the Company shall not hold more than 10% of the Company’s issued share capital at any time.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND

SHAREHOLDER COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Fiscal Year 2008, there were five (5) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of twenty (20) times. No supervisory director attended fewer than 75% of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he served during Fiscal Year 2008. The Board has adopted a policy under which the Chairman of the Supervisory Board and all members of the Managing Board attend each Annual General Meeting of shareholders, and all other members of the Supervisory Board attend each Annual General Meeting if possible.

Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Erik Hornnaess	✓	✓	✓ (Chairman)	✓

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski	✓	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. In addition, pursuant to the Code, no more than one Supervisory Director could fail to qualify as independent, as defined in the Code. Presently, Dr. Colpan is not considered to be independent due to his former position as our Chief Executive Officer and member of our Managing Board. In addition, Mr. Colpan continues to provide scientific advisory services to the Company. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee. The Audit Committee, which met seven (7) times in Fiscal Year 2008, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondzynski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible for reviewing major financial risk exposures, pre-approving related-party transactions, and reviewing any legal matter that could have a significant impact on the Company’s financial statements. Further, the Audit Committee is responsible for establishing complaint procedures, including those for confidential, anonymous submission by employees of concerns regarding the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services.

Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Compensation Committee. The Compensation Committee, which met thirteen (13) times in Fiscal Year 2008, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of two members, Mr. Erik Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee. The Selection and Appointment Committee, which did not meet in Fiscal Year 2008, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and Managing Board, periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chairman of the Board, Prof. Dr. Detlev Riesner, at QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

ADDITIONAL INFORMATION REGARDING COMPENSATION OF

MANAGING DIRECTORS

The objective of QIAGEN’s remuneration policy is to achieve a total remuneration level, both short-term and long-term, that is comparable with levels provided by other European and United States companies of similar size and complexity in a similar industry. The level and structure of remuneration was determined in light of, among other things, the business and financial results, strategic position, share price performance and other developments relevant to QIAGEN. Independent external compensation surveys have been taken into account in determining the appropriate remuneration levels for the members of the Managing Board.

Compensation of the members of the Managing Board was within the compensation ranges set forth in the remuneration policy adopted by the General Meeting of Shareholders in 2005 and consisted of a fixed salary and other variable components. Variable compensation included one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation, as well as pension plans. The variable part of the compensation was designed to strengthen the Managing Board members’ commitment to QIAGEN’s objectives.

To ensure overall competitiveness of the remuneration provided to the Managing Board, the Compensation Committee assessed the remuneration levels of the Managing Board members against those at other companies of similar size and complexity in similar industries (biotechnology, life sciences supplies, diagnostics and pharmaceuticals) in Europe and the United States, and German companies listed on the MDAX and TecDAX.

Each annual bonus was determined in accordance with QIAGEN’s global bonus scheme, which is applicable to management and certain employees of QIAGEN and its affiliates. The bonus was based on overall financial goals of QIAGEN, the individual performance of each Managing Board member and the performance of the department the respective Managing Board member is responsible for. Financial targets were based on net sales and operating income, adjusted for the impact of transactions, such as acquisitions. These targets were agreed upon by the Supervisory Board. Due to commercial and competitive considerations, QIAGEN does not publish the agreed upon targets. Bonus payments made to the members of the Managing Board are set forth in the first table below.

Members of the Managing Board are eligible to participate in a defined contribution benefit plan. They may also benefit from other non-cash compensation or benefit in kind. A typical example of such non-cash compensation is the use of a Company-owned car.

All members of the Managing Board participated in the defined contribution benefit plan, which is financed by conversion of the Managing Directors’ salaries and the employer’s contribution. Generally, each plan participant is entitled to a one-time pension payment upon retirement after his 65th birthday. In the event of death prior to the age of 65, the invested funds are disbursed to the Managing Director’s heirs. In the event that the Managing Director’s service is terminated prior to his 65th birthday, the employee-financed part of the pension expectancy is paid out to the employee, and the employer-financed part is due to the employee only if the termination occurs after the fifth anniversary of the Managing Director’s participation in the defined contribution benefit plan. The amount of the 2008 contribution to the defined contribution benefit plan for each Managing Director is set forth in the second table below.

Equity-based compensation for each Managing Director is detailed in the second and third tables below. In addition to non-qualified stock options, our Amended and Restated 2005 Stock Plan provides for grants of other equity-based awards, including incentive stock options, stock grants and restricted stock units. In 2008, members of the Managing Board were granted stock options to purchase 167,985 Common Shares and 421,421 restricted stock units, in the aggregate. Awards to each Managing Director are set forth in the second table below.

10

The employment agreements between the Company and the Managing Board members have an indefinite term, but can be terminated by the Company with six months’ notice and by the Managing Directors with three months’ notice. All members of the Managing Board have additional employment agreements with QIAGEN affiliates with terms of employment ranging from 24 to 36 months. There are no arrangements for early retirement of the Managing Board members. In the event of a sale of the Company or a transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions, including a merger, consolidation or a transfer of shares to a third party, each member of the Managing Board shall be entitled to receive a change of control bonus payment commensurate to a multiple of his then-current annual salary, including annual bonus, paid by the Company and QIAGEN affiliates in accordance with applicable employment agreements.

Year ended December 31, 2008	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total

Peer M. Schatz	$1,238,000	$533,000	$2,000	$1,773,000

Roland Sackers	$529,000	$274,000	$44,000	$847,000

Dr. Joachim Schorr	$353,000	$176,000	$25,000	$554,000

Bernd Uder	$353,000	$176,000	$15,000	$544,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported in 2008 for the officer.

Managing Board members also receive a variable compensation component, in the form of equity-based awards. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price of the Company’s Common Shares at the time of grant. During 2008, members of the Managing Board were granted stock options to purchase 167,985 Common Shares and 421,421 restricted stock units, in the aggregate.

Year ended December 31, 2008	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units

Peer M. Schatz	$86,000	103,113	258,678

Roland Sackers	$77,000	33,638	84,386

Dr. Joachim Schorr	$27,000	16,020	40,190

Bernd Uder	$50,000	15,214	38,167

The following table sets forth the vested and unvested stock options and stock awards of our Managing Directors as of January 26, 2009:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards

Peer M. Schatz	2,398,059	179,481	5/2009 to 2/2018	$4.590 to $22.430	576,853

Roland Sackers	203,346	45,311	3/2011 to 2/2018	$11.985 to $22.430	181,671

Dr. Joachim Schorr	177,127	27,386	10/2011 to 2/2018	$8.940 to $22.430	87,545

Bernd Uder	125,758	26,732	3/2011 to 2/2018	$11.985 to $22.430	86,153

11

ATTENDANCE	FORM TO: QIAGEN N.V.

                                                       c/o American Stock Transfer and Trust Company

                                                       6201 15th Avenue

                                                       Brooklyn, New York 11219

QIAGEN N.V.

Annual General Meeting of Shareholders

June 24, 2009

The undersigned, holder of                          registered shares (with share certificate number                  through                 ) of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 24, 2009 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name on the day of the Annual General Meeting of Shareholders.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                          this              day of                             , 2009.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification should be received no later than 5 p.m. (New York time) on June 17, 2009 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

0	¢

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders

to be held June 24, 2009

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints an independent attorney, Mr. Norbert Bröcker of Hoffmann Liebs Fritsch and Partner, and each attorney employed by Hoffmann Liebs Fritsch and Partner, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 24, 2009 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs the proxies to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following voting matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 6 and 7.

(Continued and to be signed on the reverse side.)

¢	14475	¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 24, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, 2008 Annual Report

are available at www.qiagen.com/agm2009

Please mark, sign, date and

mail your proxy card in the

envelope provided as soon

as possible.

i  Please detach along perforated line and mail in the envelope provided.  i

¢

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1. Proposal to adopt the Annual Accounts for the year ended December 31, 2008 (“Fiscal Year 2008”).	☐	☐	☐	f. Mr. Heino von Prondzynski 5. Election of Managing Directors a. Mr. Peer Schatz b. Mr. Roland Sackers c. Dr. Joachim Schorr d. Mr. Bernd Uder	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐
2. Proposal to approve the performance of the Managing Board during Fiscal Year 2008, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2008.	☐	☐	☐
3. Proposal to approve the performance of the Supervisory Board during Fiscal Year 2008, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2008.	☐	☐	☐
4. Election of Supervisory Directors
a. Prof. Dr. Detlev Riesner b. Dr. Werner Brandt c. Dr. Metin Colpan d. Mr. Erik Hornnaess e. Prof. Dr. Manfred Karobath	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐	☐ ☐ ☐ ☐ ☐
				6. Proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2009.	☐	☐	☐
				7. Proposal to authorize the Managing Board, until December 24, 2010, to acquire shares in the Company’s own share capital.	☐	☐	☐

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH HEREIN UNLESS A CONTRARY SPECIFICATION IS MADE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢

Note:       Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.

¢

Voting Results of the 2009 Annual General Meeting of Shareholders

QIAGEN’s 2009 Annual General Meeting of Shareholders (the Annual Meeting) was held on June 24, 2009. The following actions were taken at the Annual Meeting:

1.	A proposal to adopt the Annual Accounts of QIAGEN N.V. (the Company) for the year ended December 31, 2008 (Fiscal Year 2008) was approved by a vote of 75,957,385 “for” versus 523,401 “against.” There were 4,477,952 abstentions.

2.	A proposal to approve the performance of the Managing Board during Fiscal year 2008 and to discharge the Managing Board from liability with respect to the exercise of their duties during Fiscal Year 2008 was approved by a vote of 79,683,845 “for” versus 797,509 “against.” There were 477,384 abstentions.

3.	A proposal to approve the performance of the Supervisory Board during Fiscal Year 2008 and to discharge the Supervisory Board from liability with respect to the exercise of their duties during Fiscal Year 2008 was approved by a vote of 79,678,757 “for” versus 802,907 “against.” There were 477,074 abstentions.

4.	a. A proposal to reappoint Prof. Dr. Detlev Riesner as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,157,910 “for” versus 558,944 “against.” There were 241,884 abstentions.

b. A proposal to reappoint Dr. Werner Brandt as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,694,631 “for” versus 22,123 “against.” There were 241,984 abstentions.

c. A proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,311,423 “for” versus 404,973 “against.” There were 242,342 abstentions.

d. A proposal to reappoint Mr. Erik Hornnaess as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,609,597 “for” versus 100,454 “against.” There were 248,687 abstentions.

e. A proposal to reappoint Prof. Dr. Manfred Karobath as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,497,253 “for” versus 219,066 “against.” There were 242,419 abstentions.

f. A proposal to reappoint Mr. Heino von Prondzynski as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,108,650 “for” versus 601,501 “against.” There were 248,587 abstentions.

5.	a. A proposal to reappoint Mr. Peer Schatz as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,686,967 “for” versus 23,739 “against.” There were 248,032 abstentions.

b. A proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,612,600 “for” versus 97,837 “against.” There were 248,301 abstentions.

c. A proposal to reappoint Dr. Joachim Schorr as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,678,587 “for” versus 30,842 “against.” There were 249,309 abstentions.

d. A proposal to reappoint Mr. Bernd Uder as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2010 was approved by a vote of 80,613,621 “for” versus 97,485 “against.” There were 247,632 abstentions.

6.	A proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2009 was approved by a vote of 80,688,300 “for” versus 17,843 “against.” There were 252,595 abstentions.

7.	A proposal to authorize the Managing Board to acquire shares in the Company’s own share capital until December 24, 2010 was approved by a vote of 80,655,386 “for” versus 57,700 “against.” There were 245,652 abstentions.

A Passion for Innovation

QIAGEN is the world's leading provider of Sample & Assay Technologies – tools that enable access to and subsequent analysis of any molecule in a biological sample.

QIAGEN's products enable our customers to achieve outstanding success and breakthroughs in molecular diagnostics, applied testing, the pharmaceutical industry and life science research and thereby contribute to making improvements in life possible. QIAGEN's commitment to its markets, customers and patients drives QIAGEN's leadership in all areas where Sample & Assay Technologies are required and is fueled by 'A Passion for Innovation'.

CONSOLIDATED STATEMENTS OF INCOME DATA

Years ended December 31

$1,000	2008	2007	2006	2005	2004
Net sales	892,975	649,774	465,778	398,395	380,629
Cost of sales	293,285	216,227	147,303	126,513	128,528

Gross profit	599,690	433,547	318,475	271,882	252,101

Operating expenses
Research and development	97,331	64,935	41,560	35,780	34,351
Sales and marketing	227,408	164,690	115,942	94,312	87,506
General and administrative, integration and other costs	113,936	87,178	56,087	43,336	46,104
Acquisition related intangible amortization	14,368	7,711	2,085	378	—
Purchased in-process research and development	985	25,900	2,200	3,239	—

Total operating expenses	454,028	350,414	217,874	177,045	167,961

Income from operations	145,662	83,133	100,601	94,837	84,140

Other income (expense), net	(26,376)	(7,407)	5,467	2,427	(11,453)

Income before provision for income taxes and minority interest	119,286	75,726	106,068	97,264	72,687
Provision for income taxes	29,762	25,555	35,529	35,039	23,982

Minority interest	491	49	—	—	—

Net income	89,033	50,122	70,539	62,225	48,705

Basic net income per Common Share[1]	0.45	0.30	0.47	0.42	0.33

Diluted net income per Common Share[1]	0.44	0.28	0.46	0.41	0.33

Number of shares
Weighted average number of Common Shares used to compute basic net income per Common Share	196,804	168,457	149,504	147,837	146,658

Weighted average number of Common Shares used to compute diluted net income per Common Share	204,259	175,959	153,517	150,172	148,519

[1]	See Note 3 of the “Notes to Consolidated Financial Statements” included in our Form 20-F enclosed with this Annual Report for the computing of the weighted average number of Common Shares.

CONSOLIDATED BALANCE SHEET DATA

Years ended December 31

$1,000	2008	2007	2006	2005	2004
Cash and cash equivalents	333,313	347,320	430,357	191,700	196,375
Working capital	441,180	482,215	566,660	278,586	299,029
Total assets	2,885,323	2,775,174	1,212,012	765,298	714,599
Total long-term liabilities, including current portion	1,431,479	1,220,084	536,738	230,086	234,138
Total shareholders’ equity	1,453,844	1,391,575	566,165	450,457	400,376
Number of shares

Shares outstanding	197,839	195,335	150,168	148,456	147,020

NET SALES	NET INCOME, ADJUSTED	DILUTED EARNINGS PER SHARE, ADJUSTED

Net sales 2004 including the synthetic DNA business unit, sold in Q2 2004	Excluding acquisition, business integration and related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R) of $9.9 million in 2004, $7.0 million in 2005, $14.8 million in 2006 and $61.4 million in 2007, $74.3 million in 2008.	Excluding acquisition, business integration and related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R) of $0.06 per share in 2004, $0.05 in 2005, $0.10 in 2006, $0.35 in 2007 and $0.36 per share in 2008.

$1,000	$1,000	$ per share

CAGR = compound annual growth rate

FINANCIAL HIGHLIGHTS

CONSOLIDATED STATEMENTS OF CASH FLOWS DATA

Years ended December 31

$1,000	2008	2007	2006	2005	2004
Net income	89,033	50,122	70,539	62,225	48,705
Net Cash provided by operations	172,998	84,811	101,479	91,237	53,798
Net Cash used in investing activities	(210,518)	(659,671)	(165,472)	(98,501)	(51,149)
Net Cash provided by financing activities	12,769	494,054	303,160	2,955	95,623
Cash and Cash equivalents beginning of the year	347,320	430,357	191,700	196,375	98,993
Cash and Cash equivalents end of year	333,313	347,320	430,357	191,700	196,375
Depreciation and amortization	105,704	62,583	30,038	24,955	22,961
Purchases of property, plant and equipment	39,448	34,492	28,995	13,728	12,621
$ per share

Cash EPS (operating CF/diluted shares)	0.85	0.48	0.66	0.61	0.36
$1,000

Free Cash flow (Net Cash provided by operations less capital expenditures)	133,550	50,319	72,484	77,509	41,177

Contents

02	Letter from the Managing Board

06	QIAGEN – The Executive Committee

10	QIAGEN’s Common Shares

16	Markets & Strategy

44	Financial Statements

72	Report of the Supervisory Board

75	Corporate Governance Report

94	Glossary

97	Trademarks

98	Financial Calendar
Investor Relations Contacts

Form 20-F

The Form 20-F is an integral part of this Annual Report. It contains detailed financial information about QIAGEN as well as other information, including information about the markets and risks and about QIAGEN’s Directors, Management and Advisors. It also contains a summary of the Company’s Code of Ethics as well as descriptions of securities other than equity securities, and information about controls and procedures.

If the Form 20-F insert is missing from this Annual Report, it can be requested from QIAGEN or can be downloaded from the investor relations section of QIAGEN’s homepage under www.qiagen.com.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

Dear Shareholder,

2008 was an exciting and very successful year for QIAGEN. We once again exceeded our strategic and financial goals, leveraged our innovation and market leadership, added significant new capabilities to our technology portfolio, and thereby created considerable value for you, our shareholders, our customers, employees, and partners worldwide. Given the increasingly volatile global economic market environment, we are very proud that we can say: our company is in a strong position.

For the year ending December 31, 2008, our consolidated net sales grew by 37% to $893.0 million from $649.8 million. Our industry leading organic growth rate of 13% was largely propelled by our proven innovation engine.

Operating income for fiscal year 2008, increased 75% to $145.7 million from $83.1 million in 2007, and net income increased 78% to $89.0 million in 2008 from $50.1 million in 2007. Diluted earnings per share rose to $0.44 in 2008 (based on 204.3 million weighted average shares and share equivalents outstanding) from $0.28 in 2007 (based on 176.0 million weighted average shares and share equivalents outstanding).

02

On an adjusted basis, operating income for the year ended December 31, 2008, increased 54% to $252.7 million from $164.3 million in 2007, and adjusted net income increased 47% to $163.3 million in 2008 from $111.5 million in 2007. Adjusted diluted earnings per share for the year ended December 31, 2008, increased 27% to $0.80 per share, from $0.63 per share in 20071.

This strong financial performance reflects the consistent execution of our growth strategy, blending innovation-spurred organic growth with active partnering and catalytic acquisitions. In 2008, we introduced more than 80 new products to the market, accounting for a record high 5% of our revenue growth.

We significantly enhanced the Company’s offering of Sample & Assay Technologies by innovating and adding new, externally developed technologies to our already unmatched suite of molecular testing solutions. Twelve months ago, QIAGEN held a leading position in proprietary solutions for two out of the three steps of which molecular testing consists: sample preparation and assay set-up. We had a clear plan for 2008 to add a leadership position in detection, and assay development, and thanks to a series of internal developments and strategic and highly synergistic acquisitions made last year (Corbett and the pyrosequencing technology portfolio), QIAGEN today holds a strong, technology-leading position in assay detection. Today our company is able to offer complete and automated proprietary solutions spanning sample to result. This strategic move strengthens the value proposition for our customers tremendously. Our complete portfolio allows us to further standardize workflows and create significant advantages to laboratories and life sciences researchers world-wide in terms of convenience, cost-efficiency, and quality of results.

Our broad portfolio of detection technologies (real-time PCR, capillary electrophoresis, multiplexed detection, hybrid capture and pyrosequencing) can be integrated with our other platforms such as our modular processing platform QIAsymphony, the largest and most distinguished development program ever undertaken at QIAGEN. Its market introduction last year was as successful and award-winning as the 2007 launch of the QIAcube, which has already sold over 3,000 units and recently received FDA 510(k) market clearance for applications using our PAXgene Blood RNA system. By maintaining constant momentum in the execution of our platform strategy, we take the lead in addressing one of the most dominant trends in molecular biology laboratories: customers today increasingly look for automated workflow solutions to cover their specific application needs. Following the introduction of our complementary reaction set-up module scheduled for fall 2009, QIAsymphony will be the world’s first integrated system to automate entire workflows in a broad range of molecular sample and assay applications. Further complementing our industry-leading instrumentation pipeline, the future introduction of the ultra high-throughput screening platform, QIAensemble, to run a suite of screening tests including our next generation HPV test, will continue our track record of revolutionizing the molecular diagnostic market.

Today, we are better positioned then ever before in all of the markets we serve, thereby driving the application of molecular methods into new fields and creating enormous benefits. For instance, our Sample & Assay Technologies are being used in cutting-edge areas of research such as microRNA, which is expected to play a vital role for shaping the future of healthcare. Our molecular methods are also used by new partners in China to ensure better food control and also by veterinary labs in

¹	Charges in fiscal 2008 included acquisition related charges of $1.4 million ($1.1 million net of tax), business integration and related costs of $30.9 million ($20.5 million net of tax), relocation and restructuring charges of $1.2 million ($0.8 million net of tax), purchased in-process research and development of $1.0 million ($1.0 million net of tax), amortization of acquired intangibles of $63.1 million ($41.9 million net of tax) as well as equity-based compensation cost according to SFAS 123R of $9.4 million ($6.5 million net of tax) and an acquisition triggered impairment of $2.5 million net of tax. Charges in fiscal 2007 included acquisition related charges of $2.8 million ($1.8 million net of tax), business integration and related costs of $14.9 million ($9.6 million net of tax), relocation and restructuring charges of $0.5 million ($0.4 million net of tax), purchased in-process research and development of $25.9 million ($25.9 million net of tax), amortization of acquired intangibles of $31.3 million ($20.0 million net of tax) as well as equity-based compensation cost according to SFAS 123R of $5.8 million ($3.7 million net of tax).

03

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

Europe to improve testing for veterinary diseases such as Bovine Viral Diarrhea (BVD), which have devastating economic impacts on the agricultural sector. Leveraging this core competency – Sample & Assay Technologies – and disseminating it into the four markets of molecular diagnostics, applied testing, pharmaceutical industry and academic research is central to our strategy to maintain and expand our leadership position well into the future. Our new sequence-based detection and quantification technology, for example, not only allows new advances in cancer research and in emerging fields such as epigenetics, but also holds great promise for molecular diagnostic applications in epigenetics and genotyping. Based on this cutting-edge technology, QIAGEN introduced a revolutionary, first assay to determine the mutation status of the K-ras gene in metastatic colorectal cancer patients. This provides invaluable information to help define which patients will benefit from certain new therapeutic treatments. Our pipeline holds additional pharmacogenetic assays for cancer indications, which will allow physicians to customize therapies for effectiveness, greatly reducing healthcare costs and, most importantly, contributing to the avoidance of unnecessary or even harmful treatments for patients suffering from serious diseases.

In 2008, we continued to play a crucial role in shaping the future of healthcare by introducing the most advanced diagnostic tools, far superior to current conventional methods. With over 120 tests, QIAGEN offers the broadest panel of molecular diagnostic solutions worldwide, expanded by novel assay launches for HIV, Borrelia, and others. The tremendous value of our QIAGEN digene HPV test, which is both FDA and CE approved for screening human papillomavirus (HPV) infections in women, was highlighted last year by the Nobel Prize for Medicine, awarded to Prof. Dr. Harald zur Hausen for the pioneering discovery of the link between an HPV infection and the development of cervical cancer. At the same time, the market penetration of our HPV franchise has gained strong momentum, both in and outside the United States. We have made great strides in educating physicians, public health institutions and women about the significant benefits of HPV testing as the gold standard in the prevention of cervical cancer. More and more key opinion-leading organizations around the world, such as the German Association for Gynecology and Obstetrics, now recognize the overwhelmingly superior accuracy of the digene HPV test in identifying women at risk of cervical cancer – and recommend the test to be performed on a routine basis. We have also entered into an agreement with the Mexican Public Health Agency for a national HPV screening program and are very proud that our digene HPV test has been chosen as the standard of care for cervical cancer prevention in Mexico. In the future, we expect other emerging countries to follow this example and institute similar HPV-based cervical cancer prevention programs.

At QIAGEN we believe that economic success comes with an obligation towards society. Cervical cancer is the second most deadly cancer among women. Cervical cancer kills almost 300,000 women each year globally, and almost all of these deaths are preventable. Together with the new and emerging vaccines, our highly accurate test for HPV can help eliminate this devastating disease, if all women – no matter what their income level or their social class is – have access to this lifesaving technology. Simply put, with the regular use of the digene HPV test in cervical cancer screening programs, no women should die from cervical cancer. This fact drives our commitment globally to provide testing solutions to specifically address the health and living conditions in low resource regions. We are proud of our new initiative QIAGENcares, which includes large scale HPV test-kit donations to the world’s poorest countries, as well as our exciting new product careHPV. This new diagnostic test, which we have developed in partnership with PATH and with funding from the Bill&Melinda Gates Foundation, utilizes our state-of-art HPV screening technology. It is designed specifically for use in low resource settings and is expected to be available for pilot programs to governments and non-governmental organizations in 2009.

04

In 2008 we significantly widened our geographic scope. We strengthened our presence in the rapidly growing South and Central American countries and expanded our molecular testing capabilities in a joint venture throughout Asia. With the opening of our Customer Solution Center in Singapore, we completed our global Service Solution Network, creating invaluable benefits to our 400,000 customers. Each and every one of them can now rely on a one-of-a-kind global customer support system which provides a comprehensive solutions-oriented service in a broad variety of languages at any time, any day, in any place in the world.

I want to thank you, our shareholders, for your continued and sustained trust in our company. Although we are fully aware of the challenging overall economic environment, we continue to see significant growth opportunities for the future of our company. Our industry proves to be more stable than most other sectors and we are well prepared to fully capitalize on the opportunities in the future.

And I want to thank our employees around the world. In 2008, we brought on board the 3,000th member to our unique team of innovative, energetic thinkers and passionate business professionals. This marks another important company milestone. QIAGEN has continued to invest significantly in the skills and talents of its workforce and has installed cross-continental educational programs which are unique to our industry. In 2008 and again in 2009 we have been awarded “Top Employer” in Germany, and this year for the first time we were ranked No. 1 in the field of personnel development. The same development programs are available to most of our 3,000 employees throughout the world. Our employees are our most valuable resource and the conditio sine qua non for a bright and successful future of our company. This year’s annual report is dedicated to them.

Yours Sincerely,

Peer M. Schatz, Chief Executive Officer

05

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN – The Executive Committee

QIAGEN’s Executive Committee forms the Company’s most senior global management team and combines unique expert knowledge from the diagnostic, the life science, and the pharmaceutical industries. The Executive Committee is responsible for decisions that have a material or global impact on QIAGEN’s business, future, and employees and is led by Peer M. Schatz as Chief Executive Officer.

Peer M. Schatz	Dr. Michael Collasius	Douglas Liu

Chief Executive Officer,	Vice President,	Vice President,
Member of the Managing Board	Automated Systems	Global Operations

06

Gisela Orth	Roland Sackers	Dr. Joachim Schorr

Vice President,	Chief Financial Officer,	Senior Vice President Global, Research & Development,
Global Human Resources	Member of the Managing Board	Member of the Managing Board

Dr. Ulrich Schriek	Dr. Thomas Schweins	Bernd Uder

Vice President,	Vice President,	Senior Vice President, Global Sales,
Corporate Business Development	Marketing & Strategy	Member of the Managing Board

07

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

The Executive Committee – Resumés

PEER M. SCHATZ

Managing Director, Chief Executive Officer, joined QIAGEN in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an MBA in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz serves as a member of the German Corporate Governance Commission.

DR. MICHAEL COLLASIUS

Vice President Automated Systems, joined QIAGEN in 1992 and has been responsible for the integration and the development of QIAGEN’s instrumentation business as General Manager of QIAGEN Instruments since its acquisition in 1998. Dr. Collasius became Vice President Automated Systems in 2001. During his time with QIAGEN Dr. Collasius has developed a series of automated systems for nucleic acid purification and handling. Dr. Collasius graduated from the Institut für Genetik in Cologne with a Diploma (M.Sc.) and obtained his Ph.D. in Chemistry from the Max-Planck-Institute of Biochemistry in Martinsried, Germany.

DOUGLAS LIU

Vice President Global Operations, joined QIAGEN in 2005 as Vice President Global Operations. Before joining QIAGEN, Mr. Liu worked at Bayer Healthcare as Head of Operations for Nucleic Acid Diagnostics in the US, and in Strategic Planning and Consulting at Bayer AG, Leverkusen. Prior to these positions, Mr. Liu worked at Abbott Diagnostics and Chiron Diagnostics. Mr. Liu holds an MBA from Boston University and a science degree from the University of Illinois.

GISELA ORTH

Vice President Global Human Resources, joined QIAGEN in February 2009 as Vice President Global Human Resources. Before joining QIAGEN, Mrs. Orth worked at Continental as Human Resources Director on different assignments in Germany, Eastern Europe and East Asia. In these positions she successfully created and upgraded HR structures and processes and also restructured projects in Human Resources and organizational management. Before joining Continental, Mrs. Orth spent six years in HR-related international management consulting for firms such as Kienbaum Development Services as well as others. Mrs. Orth holds an MBA from Edinburgh Business School, Heriot-Watt University, Great Britain.

08

ROLAND SACKERS

Managing Director, Chief Financial Officer, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a Managing Director. Before joining QIAGEN, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany, with an MBA. Until 2006, he was a member of the Supervisory Board of IBS AG and a member of the Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the board of directors of Operon Bio-technologies, Inc. Since January 2007, Mr. Sackers has served as QIAGEN’s representative observer of the board of Eurofins Genomics BV.

DR. JOACHIM SCHORR

Managing Director, Senior Vice President Global Research & Development, joined QIAGEN in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for QIAGEN’s R&D activities worldwide. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

DR. ULRICH SCHRIEK

Vice President Corporate Business Development, joined QIAGEN in 1997 and has been Vice President Corporate Business Development since 2000. Prior to joining QIAGEN, Dr. Schriek held several sales and marketing positions at Pharmacia Biotech, where he left as Global Marketing Director. Dr. Schriek graduated with a Master’s degree in science and obtained his Ph.D. in biochemistry from the Ruhruniversität Bochum in Germany.

DR. THOMAS SCHWEINS

Vice President Marketing & Strategy, joined QIAGEN in 2004 as Vice President Corporate Strategy. With the completion of the restructuring of QIAGEN’s Sales & Marketing organization Dr. Thomas Schweins became Vice President Marketing & Strategy in 2005. Dr. Schweins joined QIAGEN from The Boston Consulting Group, Düsseldorf, where he was a core team member of the Pharma/Health Care area as well as the Corporate Development Practice Area. Before this, Dr. Schweins worked as Technology Manager and later as Assistant to the Board with Hoechst / Aventis. Dr. Schweins has a Biochemistry degree from the University of Hanover. He obtained his Ph.D. at the Max-Planck-Society and received a M.Sc. from the University of Southern California, LA.

BERND UDER

Managing Director, Senior Vice President Global Sales, joined QIAGEN in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With the completion of the restructuring of the Company’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining QIAGEN, Mr. Uder gained wide experience in building up and coordinating worldwide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

09

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN’s Common Shares

QIAGEN’s common shares, traded as global shares, are registered and traded in the United States on the NASDAQ Global Select Market (the NASDAQ National Market prior to July 2006) since June 1996 and on the Frankfurt Stock Exchange in Germany since 1997, where its shares are traded in the Prime Standard segment, a premium segment created by the Frankfurt Stock Exchange in January 2003.

LISTING INFORMATION

We believe that the dual listing on NASDAQ, the world’s first electronic stock market with more than 3,800 listed companies today, and the Frankfurt Stock Exchange, one of the world’s largest trading centers for securities, provides significant advantages for QIAGEN, our shareholders and our employees. Such advantages include increased visibility of QIAGEN in both Europe and the USA, which can positively influence sales and other aspects of our business. We also believe that our dual listing enlarges the trading market for our securities and thereby increases liquidity. This liquidity is also facilitated by the fact that the equity security traded on both exchanges is the QIAGEN common share (Global Share Program).

NASDAQ
Market	NASDAQ
Segment	NASDAQ Global
Select Market
Ticker	QGEN
ISIN	NL0000240000

TRADING INFORMATION

With a daily average trading volume of approximately 1.9 million shares during 2008 (more than 850,000 shares being traded on the NASDAQ, more than 1,000,000 shares in the Prime Standard segment of the Frankfurt Stock Exchange and approximately 15,000 shares on other German markets) QIAGEN’s common shares offered high liquidity. As of December 31, 2008, the free float, affecting the weighting of QIAGEN’s common shares in various indexes, was approximately 84.0%. Members of the Managing Board and the Supervisory Board hold approximately 4.2% of the outstanding shares. We believe that the majority of QIAGEN’s common shares are held by institutional investors in Europe and in the United States.

German Stock Exchange
Market	Frankfurt Stock
Exchange
Segment	Prime Standard
Ticker	QIA
WKN	901626

PERFORMANCE INFORMATION

In 2008 QIAGEN stock could not escape the developments in the stock markets as a result of the financial and economic crises and the fears of recession and we were also caught up in the downward trend on the stock markets in the second half of 2008. Over the year 2008 total market capitalization of all companies around the world declined by almost $30 trillion. The crises began as early as in summer 2007 with the subprime mortgage crises which affected many financial institutions and initiated a series of reactions:

Capitalization (Dec. 31, 2008)
Market capitalization	$3,474 million
Shares outstanding	197,839,113
Free float	approx. 84%

Over a period of three years, QIAGEN shares clearly outperformed the NASDAQ Biotechnology Index (NBI).

Over a period of three years, QIAGEN shares were in line with the German TecDAX Index (TecDAX in Euro).

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

In the beginning of 2008 several hedge funds needed to be liquidated in the United States. On March 14, 2008, one of the most prestigious investment banks, Bear Stearns, was saved from collapse with funds by its biggest competitor, JPMorgan Chase, and the Federal Reserve System. Two days later, on March 16, 2008, JPMorgan agrees to buy Bear Stearns for $236 million, or $2 per share, representing just over 1 percent of the firm’s value at its record high close just 14 months earlier.

In the second half of 2008 both the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, which issued or guaranteed more than $5 billion of mortgage debt, came under financial pressure which led to major corrections in prices of nearly all financial assets. The markets only relaxed when the U.S. Government took the two institutions and the associated risks into public ownership in September 2008, but still losses were relatively high with an average 15% and 25% on NASDAQ and TecDAX respectively.

Also in September one of the biggest investment banks in the United States, Lehman Brothers, filed for bankruptcy protection, leading to a worldwide collapse of the stock markets. Only the biggest rescue package in economic history, in which heads of the United States and 15 European governments agreed on making several $100 billions available to contain the financial crises, offered some hope for relief at the year’s end.

However, despite these difficult times, QIAGEN shares continued their positive trend over the year and outperformed the NASDAQ Composite index as well as the TecDAX index by 21% and 31% respectively. This made them one of the top performers on NASDAQ, which declined approximately 40%, and TecDAX, which declined approximately 47% in the same period. This performance was primarily fueled by QIAGEN’s strong operational and financial results and news flow.

QIAGEN shares closed the year 2008 at a price of $17.56 at the NASDAQ and Euro 12.37 at the Frankfurt stock exchange in Germany.

In the first three months of 2009, QIAGEN shares were very stable against the negative trend of the ongoing economic crises and its effects on the equity markets. Whereas QIAGEN shares significantly outperformed the NASDAQ Composite and the TecDAX until mid of March, they did not participate when the indices rallied during the second half of March in response to the generally more optimistic climate following the approval of the stimulus packages for the economy by the governments. Over the time period between January 1 and March 31, 2009 our shares were in line with the NASDAQ Composite and TexDAX indices.

QIAGEN SHAREHOLDER STRUCTURE

Other 2 %
QIAGEN — Stock Option Plan 3 %
QIAGEN — Directors & Officers 4 %
68 %
Institutional ownership
Individual ownership 23 %

Source: NASDAQ online, QIAGEN estimates

INVESTOR RELATIONS INFORMATION

QIAGEN is committed to ensuring that individual and institutional shareholders, analysts and journalists are provided with a regular flow of transparent, comprehensive and readily accessible information on our strategy, business and results. During 2008, QIAGEN’s management gave presentations at at 25 national and international institutional conferences. Additional meetings during these conferences, and more than 45 road shows and in-house visits in Europe and the United States, provided the opportunity for more than 600 direct discussions with investors and analysts. QIAGEN also held telephone conferences when we published quarterly results and hosted an analyst day in New York with more than 80 professionals attending this event to discuss the year-end results and to provide an outlook on future developments. QIAGEN also hosted in-house visits for analysts and investors with several subsidiaries around the world, which form part of the key elements of our communication with the financial markets. In 2008, QIAGEN shares were followed by more than 30 analysts from most major institutions. At the end of 2008, 82% of the QIAGEN analysts known by the Company recommended buying our shares with an average target price of QIAGEN shares of around $20.80.

Infected with Innovation.

"In Molecular Diagnostics everything is summed up in a concise formula: sensitivity + accuracy + speed = success. The sensitivity of an assay can be measured in how many cases of a disease or cancer are found in order to save lives. The accuracy determines the reliability of the diagnosis, while speed is essential in order to make crucial triage and therapeutic decisions made as quickly as possible. QIAGEN's Sample& Assay Technologies encompass standardized pre-anaylytical solutions and optimized assays, including numerous certified tests which fulfill regulatory requirements and are suited for varying automated platforms. They address the essential needs in nucleic acid testing in an ever-expanding molecular diagnostics marketplace."

DR. CHANDRA KRISHNAN, SENIOR DIRECTOR GLOBAL MARKETING, MOLECULAR DIAGNOSTICS
JEN BRUURSEMA, SENIOR MARKETING MANAGER, MOLECULAR DIAGNOSTICS DIVISION, NORTH AMERICA
ARMELLE LEYIEL, MARKETING MANAGER, MOLECULAR DIAGNOSTICS DIVISION, NORTH AMERICA

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

Molecular Diagnostics

Advancements in science have always been central to the development of both diagnostic technologies and methods of treatment. The implementation of technologies such as magnetic resonance imaging, computed tomography or ultrasonography, as well as diagnostic techniques based on the detection of proteins or microorganisms such as immunological assays or cell cultures, has enabled healthcare professionals to obtain previously impossible insights into the human body, and with that, the opportunity to identify and treat a wide range of physical conditions more easily. Likewise, the ongoing development of new active agents helped to fight previously untreatable diseases, or to improve existing therapies in terms of their effectiveness and tolerability.

Nonetheless, for a long time the diagnosis and treatment of a disease were often regarded as two separate areas of medicine rather than as an entwined entity. Even though traditional diagnostic methods enabled healthcare professionals to correctly identify the underlying physical condition, they often failed to provide detailed information about its individual characteristic in a given patient or the progress of the disease – thereby limiting its clinical value in therapies to the assessment of the therapy outcomes.

The advent of molecular technologies for the processing and analysis of DNA, RNA and proteins has not only spurred significant progress in healthcare research and paved the way for the invention of novel diagnostics and therapeutics, but increasingly changes medical practice itself. In drug discovery and development, molecular sample and assay technologies enable faster and more reliable approaches to research and clinical studies, opening completely new opportunities for the development of safer and more effective drugs. In diagnostics, molecular testing for pathogens and other biomarkers is not merely a faster and more reliable alternative to traditional diagnostic methods, but in some cases actually completely alters long-established approaches to the detection and treatment of many diseases. Molecular diagnostics can in some cases even help to identify people at risk of developing a disease and empower healthcare professionals to adapt novel, highly effective personalized treatment strategies.

As this development brings significant benefits to both the individual patients and society as a whole, the market for molecular diagnostics has evolved to one of the most dynamic segments in the entire healthcare industry. According to the University of Washington, in the year 2008, dedicated molecular tests were available for almost 1,700 different diseases in the United States – the number has almost tripled over the last decade. Similarly, the global market volume for molecular diagnostics, which today is estimated to be around $3.5 billion, continues to grow at 15% to 20% annually – and this development is still in its nascent stage.

QIAGEN is uniquely positioned to benefit from this development. The Company’s menu of molecular diagnostic tests is considered to be the broadest in the entire industry, covering application areas such as testing for respiratory and sexually transmitted diseases, transplantation medicine, detection of blood-borne pathogens, pharmacogenomics or preventive medical checkups, including numerous certified tests which fulfill regulatory requirements and can be run on diverse automated platforms.

In addition, QIAGEN’s sample and assay technologies are key components of many hundreds of molecular diagnostics tests developed, validated and performed by diagnostic laboratories around the world. That way, QIAGEN’s solutions can serve even applications in diagnostic niche markets to provide sensitive, reliable and fast test solutions.

QIAGEN has built both a comprehensive platform and technology portfolio covering all necessary steps in molecular diagnostics including sample processing, assay set-up and multiple detection capabilities, thereby catering not only to virtually every diagnostic application, but also to all throughput needs ranging from a few samples such as the testing of scarce tissue samples from biopsies in oncology to several hundred samples a shift in screening applications.

SAMPLE TECHNOLOGIES IN MOLECULAR DIAGNOSTICS

QIAGEN sample preparation technologies are standard in molecular diagnostics.

Sample preparation is the very beginning of all workflows in molecular diagnostics and absolutely critical for the reliability of the final testing results: only when the sample is collected and handled properly, and the molecules of interest such as DNA or RNA are extracted and purified correctly, will the following tests produce robust, meaningful and reproducible results. With a global market share estimated to exceed 80% in many of the market’s sub-segments, QIAGEN’s sample preparation technologies are the gold standard in the processing of DNA, RNA and proteins from virtually any biological sample. In 2008, QIAGEN further expanded its portfolio of sample preparation technologies and introduced new instruments, bringing a new level of reliability, ease of use, flexibility and speed to sample processing in molecular diagnostic labs.

QIAGEN offers its customers a broad range of instruments covering not only all necessary steps in molecular diagnostics workflows spanning from sample processing over assay set-up to the final target detection, but also all throughput needs. In early 2008, the Company launched the first module of a revolutionary lab automation platform, integrating all laboratory workflow steps from sample to result into one system – the QIAsymphony. The first module, QIAsymphony SP, has been designed to automatically isolate, purify and prepare target analytes from a wide range of source samples. To meet even the highest requirements of flexibility and seamless integration of workflows in the important and large segment of medium-throughput laboratories, the instrument incorporated many first-of-its-kind features such as continuous loading of samples, reagents and consumables and the ability to perform a variety of different sample and assay technologies without reloading reagents (random access). In 2009, QIAGEN will launch the second module

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of this platform, the QIAsymphony AS – a fully integrated assay set-up and handling system which can easily be integrated with the QIAsymphony SP to build a complete sample and assay processing platform. The final module, the detection system which will complete the QIAsymphony platform to fully automate the entire workflow from sample to result, is currently under development and expected to be launched in 2011.

SPIDIA, an European research consortium led by QIAGEN to increase the utility and potential of in-vitro diagnostics across Europe.

The demand for standardized technologies that enable maximum reliability in molecular diagnostics is also reflected by a new European research initiative headed by QIAGEN, which started in 2008. The project SPIDIA (Standardization and improvement of generic pre-analytical tools and procedures for in-vitro diagnostics) funded by the European Commission and the 7th framework program aims to develop new standards for the pre-analytical collection, handling and processing of patient samples in order to increase the utility and potential of in-vitro diagnostics across Europe. Currently, the comparability and reproducibility of results – and thus the dissemination of molecular diagnostics – are hampered by the use of too many different and incompatible sample processing methods. The research consortium led by QIAGEN comprises 16 companies and research institutions from 11 European countries. Following the final grant agreement with the European Commission in December 2008, the consortium has now commenced the research work, expecting to share first results in two years.

ASSAY TECHNOLOGIES IN MOLECULAR DIAGNOSTICS

Following sample preparation, i.e. the collection, stabilization, isolation and purification of genetic material from various biological samples, assay technologies are then used to make the information hidden in nucleic acids visible. Be it the detection of pathogens such as the human papillomavirus (HPV) or human immunodeficiency virus (HIV), the analysis of possible gene mutation-related cancers or the analysis of the genetic make-up of patients to tailor drug treatments, molecular testing technologies increasingly replace traditional testing methods in in-vitro diagnostics.

With more than 120 tests, of which over 40 are CE-marked or officially regulated by authorities in other countries, QIAGEN offers one of the broadest test menus for molecular diagnostics and is the undisputed market and technology leader in many segments including infectious diseases, genetic markers, oncology, sexually transmitted diseases, women’s health and personalized medicine assays. In many cases, the Company is even the only commercial provider of such assays.

Similarly, QIAGEN’s assay technologies are also a crucial part of numerous tests individually developed and validated by diagnostic laboratories all over the world. Regardless of whether our customers ask for technologies for the detection and quantification of defined nucleic acid targets, the identification of multiple pathogens in one run or the analysis of even unknown mutations and genetic variations on the single base-pair level – QIAGEN offers performance-leading solutions for a wide range of diagnostic applications. In 2008, the Company reached significant milestones, further expanding its unique technology and assay portfolio and making great progress in the development of new testing systems. QIAGEN’s assay technologies are based on a very deep toolbox of amplification and detection technologies.

They include	• Target amplification, e.g. PCR
• Multiplexing
• Signal amplification
• Pyrosequencing

POLYMERASE CHAIN REACTION (PCR) TECHNOLOGY

Polymerase Chain Reaction (PCR) – one of the most widely used technologies in molecular biology.

The most common molecular assay technology used in medical and biological research labs today is Polymerase Chain Reaction (PCR) and real-time PCR, which is based on the detection of DNA or RNA by amplification. PCR has many fundamental advantages over traditional diagnostic technologies such as immunoassays, providing higher sensitivity with the ability to detect minute amounts of pathogens in a sample and providing higher specificity to eliminate false negative or false positive results. Potential applications include viral and non-viral infectious disease diagnosis, genetic testing for predispositions to specific diseases, e.g. in oncology testing or to select patients for personalized treatment.

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QIAGEN has developed and is marketing a broad portfolio of PCR-related consumables and assays. These technologies have leading positions in genotyping, gene expression, epigenetics, miRNA and other applications. In addition, QIAGEN formats its products into target-specific assays, some of which are intended for regulated use in applied testing and molecular diagnostics.

An example for the high value of PCR technology in molecular diagnostics is a new assay to type the HLA-B*5701 allele that QIAGEN launched in 2008 in the EU. This genetic variation is associated with a higher risk of developing hypersensitivity reactions to Abacavir, a widespread component in AIDS drugs.

In addition, QIAGEN launched a series of new PCR-based molecular diagnostics assays for different pathogens, for example for plasmodium, a protozoon causing malaria, for specific bacterial infections including borrelia, which causes the Lyme disease, or borreliosis or bordetella pertussis, responsible for a range of respiratory diseases like whooping cough in humans. In the future, QIAGEN aims to further expand its menu of PCR-based technologies for both usage on the Company’s innovative RotorGene Q detection platform and third-party solutions.

MULTIPLEXING TECHNOLOGY

Multiplexed molecular tests – simultaneous detection of up to 20 different pathogens.

Multiplexing is another relevant molecular diagnostic technology where QIAGEN offers cutting-edge, technology-leading solutions. The Company’s QIAplex-based multiplexing assays can detect dozens of targets in a single test using the same sample. Multiplexed molecular tests are widely adopted in genetic and HLA testing, which assess donor / recipient compatibility in transplants. Newer applications include testing for viral and bacterial panels, hospital-acquired infections and bacterial-drug-resistant mutations. Multiplex assays are typically applied in situations in which one or more of several pathogens or disease markers could be present in one sample.

One example of a new product addition in this area is QIAGEN’s ResPlex II Panel v2.0 for respiratory infectious disease testing. In one single test customers can test for pathogens including the influenza virus, the respiratory syncytial virus, human metapneumovirus, adenovirus or coronavirus. At the same time, such assays address the growing need for rapid, cost-effective solutions.

HYBRID CAPTURE II TECHNOLOGY

QIAGEN digene HPV test is the gold standard in testing for the human papillomavirus (HPV).

QIAGEN’s hybrid capture II technology is highly efficient detection technology which can be used without prior amplification for the detection of abundant genetic material where the infection profile contains important diagnostic information.

For exactly these reasons, this technology is the “gold standard” and the platform technology of choice for testing for the human papillomavirus (HPV).

The advantage of the hybrid capture technology is its ability to avoid amplification – which significantly distorts the molecular content compared to original samples. If combined with a preceding amplification step, hybrid capture can be used to detect even the scarcest traces of genetic material.

Clinical results on more than 800,000 women published. The sensitivity for CIN 2/3 cervical cancer achieves 100% when any cytology testing is combined with a deigned HPV Test.

In its application in the deigne HPV Test, the hybrid capture technology leverages its ability to detect an infection profile without having to distort, i.e. amplify, the sample. This feature contributes to its extraordinarily high clinical sensitivity. In HPV testing, clinical sensitivity is a very different specification than mere analytical sensitivity. When testing for viral diseases, high analytical sensitivity means that a test reliably detects the presence of the virus which causes the particular disease. However, the clinical endpoint of specific infectious diseases testing is not just the detection of the virus itself, but for example, in the case of an HPV infection, the cervical cancer caused by HPV. Detecting cervical cancer at its preliminary stages, not just the presence of HPV, requires a precise and undistorted detection of a viral infection profile and this in turn translates into early detection and into lives saved.

HPV testing is one of the fastest growing segments in molecular diagnostics today with an estimated market volume of more than $1 billion worldwide.

With a global market potential of $1.1 billion, HPV testing is one of the most important segments in the molecular diagnostics market. HPV stands for human papillomavirus – a family of viruses encompassing over 100 different strains. Some HPV types – called “high risk” – have been found to be the primary cause of cervical cancer, which affects almost 500,000 women worldwide and claims almost 300,000 lives a year. Yet cervical cancer is a completely preventable disease, as its cause can be detected and it takes years for a persistent HPV infection to progress to cell lesions and finally cancer.

QIAGEN’s digene HPV test is the first FDA-approved test for use in women aged 30 and over for the detection of human papillomavirus (HPV). The assay has been evaluated in more than 300 scientific studies including over 800,000 women and is regarded as the “gold standard” in testing for high-risk types of HPV. When combined with the Pap test, the combination identifies nearly 100% of women with cervical disease or cancer. Given the global burden of this disease, authorities and professional organizations are increasingly recognizing the significant value HPV testing offers to cervical cancer screening programs. With regular use of HPV testing in cervical cancer screening programs, no women should die of cervical cancer.

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In August 2008, the German Association of Gynecology and Obstetrics (DGGG, Deutsche Gesellschaft für Gynäkologie und Geburtshilfe) included routine HPV testing along with a Pap smear for women aged 30 and over in its new cervical cancer prevention guidelines, specifically stressing the advantages of QIAGEN’s Hybrid Capture II technology incorporated in the digene HPV test.

In November 2008, the Mexican Department of Public Health launched the world’s first national HPV screening program in order to reduce the high incidence of cervical cancer in Mexico. In the first phase of the program alone, more than 200,000 women were scheduled to be screened with QIAGEN’s digene HPV Test.

Cervical cancer claims nearly 300,000 lives every year – with 80% of these deaths occurring in developing countries.

Still, most of the cervical cancer cases occur in developing countries which often lack the proper infrastructure and healthcare resources to implement the same cutting-edge diagnostic technologies used in the Western world. To overcome these inequalities, QIAGEN successfully partnered with the non-profit health organization PATH and the Bill & Melinda Gates Foundation in the development of careHPV, a specific HPV testing solution for developing regions. In 2008, the renowned journal Lancet Oncology published the results of a patient outcome study, which stated that “the accuracy of careHPV test for the detection of high-grade cervical neoplasia is substantially better than for VIA” (visual inspection with acetic acid), a common method where healthcare resources are low.

At the same time, the Company worked to further broaden its existing HPV testing menu, leading to the successful development of two new follow-up digene HPV genotyping assays designed to identify which types of the virus are carried by women who test positive with the broad spectrum of the digene HPV screening test. These new tests, which were presented in late 2008 as research use only products and are expected to get CE labeling for sale in Europe in 2009, will enable healthcare professionals to identify women who carry the three types of virus associated with the highest mortality rates in cervical cancer (types 16, 18 and 45) and thus may need increased medical surveillance.

PYROSEQUENCING TECHNOLOGY

PyroMark Q24 K-ras assay – QIAGEN’s first step into companion diagnostics in personalized medicine and cancer therapy.

One significant milestone in 2008 which further expanded QIAGEN’s detection technology portfolio was the acquisition of the Biosystems unit of Biotage and its fundamental technology in next-generation sequencing, Pyrosequencing®. Pyrosequencing’s primary strength and value for QIAGEN lie in its use as a short-to medium-length sequence detection and quantification technology. Because it actually “reads” the DNA sequence of interest on the single base-pair level, it allows both the detection of known and unknown DNA variations. The technology offers significant value for various applications in molecular diagnostics including DNA methylation analysis in epigenetics, multiplex analyses in genetic and pathogen detection such as for viruses, bacteria or fungi.

Following the acquisition, QIAGEN introduced a revolutionary molecular assay for the cancer biomarker K-ras running on this platform. The K-ras gene is a key element in normal cell growth pathways, and has also been found to play a role in many cancers.
K-ras mutations are found in approximately 15% to 20% of all lung cancers, 34% to 45% of all colon cancers and in up to 90% of all pancreatic cancers. In cancer patients, the mutation influences the potential outcome of therapies with so-called Epithelial Growth Factor Receptor (EGFR) inhibitor drugs. Studies have shown that only patients without K-ras mutations are likely to benefit from this drug treatment. Here, the PyroMark Q24 K-ras assay can be used in second-line treatment of metastatic colorectal cancer together with EGFR inhibitor drugs such as Merck’s and Bristol Myers Squibb’s Erbitux or Amgen’s Vectibix, thereby enabling physicians to tailor their therapies to the individual condition of these patients. The QIAGEN PyroMark Q24 K-ras assay is unique in that it detects both known and as yet unknown mutations in the K-ras gene.

In the future, experts also expect the introduction of new molecular diagnostic tests for K-ras mutations as companion tests for the EGFR treatment of other cancers. With the costs of such therapies as high as $60,000 per month, companion diagnostics have enormous potential to save healthcare costs while also benefiting patients by avoiding severe side effects and losing time through inefficient treatment. QIAGEN is also working on a range of new pyrosequencing-based tests for biomarkers such as B-raf and MGMT (O-6-methylguanine-DNA methyltransferase), which are involved in various cancers and cardiovascular diseases, and their treatment.

In 2008, QIAGEN also introduced a range of dedicated instruments incorporating the pyrosequencing technology. The Company’s customers can choose between the PyroMark Q24 and the PyroMark Q96 MD/ID, which have been designed to cater for a wide range of different applications including quantitative SNP and mutation analysis, resistance detection or sequence verification, and bring great value not only to molecular diagnostics but also to epigenetic and cancer research.

HELICASE-DEPENDENT AMPLIFICATION (HDA) TECHNOLOGY

HDA, an isothermal amplification technology, can easily be combined with other assay technologies to run different molecular tests on a single instrument.

A further expansion of the Company’s comprehensive portfolio of amplification and assay technologies was achieved with the addition of HDA (Helicase-Dependent Amplification) in 2008. HDA is a versatile assay technology to detect and analyze biological target molecules such as DNA and RNA by amplifying target-specific genetic information with the highest level of sensitivity and specificity.

In contrast to other amplification technologies such as polymerase chain reaction (PCR), which requires thermocycling, HDA works at a constant temperature, eliminating the need for complex and costly instrumentation. In addition, HDA offers a simple reaction workflow and a user-friendly assay design process and is compatible with QIAGEN’s suite of next-generation screening platforms. By combining the HDA platform with other assay technologies including QIAGEN’s hybrid capture II detection technology, the most important tests in women’s health, human papillomavirus (HPV), chlamydia trachomatis (CT) and neisseria gonorrhoeae (GC) can be run using a single instrument and a single specimen. Furthermore, HDA has shown potential for the development of simple, portable DNA diagnostic devices to be used in the field or at the point-of-care.

Driven by the demand for more effective and more efficient healthcare solutions, the near future is likely to bring further improvements in existing products and the development of new, automated

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diagnostic systems, which look to provide dramatically increased medical value. Molecular diagnostics also hold the promise of further improving the early detection of emerging diseases and the identification of persons who are most at risk. Similarly, these technologies are expected to provide further momentum in the dissemination of personalized medicine, which will help to adopt even more effective strategies in the fight against many diseases. At the same time, the dissemination of fully-automated systems covering entire molecular workflows from sample to result will promote the decentralization of such technologies, allowing for immediate testing at the point of care one day, e.g. the selection of suited antibiotics for individual patients.

Moving forward, QIAGEN plans to further expand its molecular diagnostics menu, focusing on infectious diseases, cancer, genetic testing, oncology and companion diagnostics for personalized medicine. With approximately 12% of its annual revenues, the Company invests more than the industry average in research and development in molecular sample and assay technologies. Our research programs also include several discovery and validation programs for novel molecular biomarkers, which will fuel QIAGEN’s long-term product pipeline. Thanks to such efforts, QIAGEN will continue to be at the forefront of scientific progress – not only in the molecular diagnostics market – for years to come.

APPLIED TESTING

The advances in molecular testing will not benefit human healthcare alone. Many of the technologies developed to advance molecular diagnostics will also disseminate into other segments such as applied testing, which include fields such as veterinary testing, forensics, biodefense and bio-security and food quality control.

Similar to applications in molecular diagnostics, applied testing applications require testing solutions providing the highest reliability and speed, as errors and potential delays in this critical area can often be a matter of immense economic impact or even of life and death. Recent international food contaminations, natural catastrophes, rampant animal diseases and the growing threat of global pandemics have fueled the demand for molecular testing solutions across applied testing segments – reflected in a continuing double-digit growth of the global applied testing market. A common characteristic in both molecular diagnostics and applied testing is the trend towards lab automation, as the replacement of tedious manual work prone to human errors increases efficiency and reliability of lab workflows and helps to keep up with the continuously increasing testing volume.

SAMPLE AND ASSAY TECHNOLOGIES IN APPLIED TESTING

The high demand in applied testing for sample and assay technologies already becomes evident in sample preparation, which sets the highest requirements of the technologies used. In fact, in many applied testing applications, e.g. forensics, customers are forced to work with tiny amounts of sample material such as crime scene traces. Additionally, the molecules of interest in such samples are often degraded due to environmental factors, making it even harder to access the molecules of interest. In other cases such as veterinary medicine, by contrast the sample material needs to be preserved on its way to the lab. Only with effective sample technologies can reliable results of downstream applications be guaranteed.

QIAGEN’s huge portfolio of user-friendly sample and assay technologies addresses an urgent need in applied testing markets.

An instrument for automated sample processing solutions that is widely used in molecular diagnostic and applied testing is the EZ1 Advanced and the EZ1 Advanced XL, which was unveiled in 2008. The EZ1 Advanced is a new, improved version of the bestseller EZ1. Aimed at low throughput in applied testing labs performing genetic testing, forensics and other applications, the instrument enables the simultaneous purification of 1-6 or 1-14 samples with a premium on convenience and safety. New features include a UV decontamination device, effortless data management with full traceability and the option to link multiple EZ1 Advanced instruments together via one computer.

Likewise, in 2008 QIAGEN also further strengthened its offering of assay technologies specifically designed for the applied testing markets. Here, customers routinely ask for solutions which improve existing testing procedures or enable new strategies in the fight against the epidemic spread of animal diseases. The markets demand cost-effective, flexible and user-friendly yet reliable solutions.

With new tests introduced in 2008 for bovine viral diarrhea (BVDV) and bluetongue virus (BTV) – devastating and costly diseases primarily affecting cattle – QIAGEN further expanded its market leadership in molecular veterinary testing. Immediately following the official launch, the cador BVDV assay was the first nucleic acid test ever to be used for primary screening in a bovine viral diarrhea eradication program. The cador BTV RT-PCR Kit, announced in late 2008 as a result of an exclusive partnership with the renowned Institutes of Animal Health, is expected to play a significant role in the containment of future outbreaks of the bluetongue disease.

QIAGEN’s technologies for the detection of Influenza H5N1 virus, better known as avian flu, and the new emerging Influenza H1N1 virus (swine flu) play a similar, yet even more important role in terms of the potential threat for humans in Singapore’s Avian Influenza Preparedness Program. In early 2008, QIAGEN was awarded an exclusive three-year contract to supply both sample preparation solutions and molecular tests for surveillance of infections with the H5N1 virus threatening the region. Asia has also been the focus of a research cooperation with the Chinese Academy of Sciences aimed at the development of novel molecular tests for food-borne pathogens. Following the recent food contamination scandals, the new molecular assays developed through this collaboration will help detect contamination in dairy and other food products, thereby raising consumer safety in both producing and importing countries outside of Asia.

These are only a few examples for the growing importance and the benefits of molecular sample and assay technologies in many areas of our daily life. Yet this development is still in its early stage. Driven by ongoing standardization and simplification, the next few years will see the further dissemination of molecular sample and assay technologies into a number of new, previously untapped fields. As a global leader in applied testing, QIAGEN will continue to be at the forefront of this development and to make improvements in life possible.

Customer First.

"Our pharmaceutical customers are being challenged with unprecedented change. The public and regulatory agencies are demanding more efficacious and safer medicines. Using molecular testing earlier on in drug discovery and development, crucial information about the candidate drugs and the patients is available before costly large-scale clinical trials are initiated. With our powerful global infrastructure, dedicated sales force, and broad portfolio of Sample & Assay Technologies, we are uniquely positioned and committed to assist pharmaceutical organizations in establishing standardized workflows in early discovery and pre-clinical R & D which can be seamlessly converted into validated or even regulated solutions."

DR. TED VAN DER LENDE, DIRECTOR SALES PHARMA EUROPE AND DR. HUW RICKETTS, KEY ACCOUNT MANAGER PHARMA EMEAA

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Pharmaceutical Industry

The pharmaceutical industry today is undergoing historic changes. Many companies are facing challenges to innovate new drugs, while costs for research and development (R&D) and market introduction have increased significantly. As drug pipelines need to be filled and blockbuster products are reaching patent expiration, generics manufacturers are waiting in the wings to begin to compete in markets that were owned by the innovators.

Global health threats like specific forms of cancer, pandemic influenza, AIDS, drug-resistant bacteria, aging-related diseases and many others require significant R&D efforts and investments to develop new drugs, antibiotics and vaccines for the treatment of these medical conditions. In addition, following the adverse events from marketed drugs some years ago, regulatory authorities have stepped up their approval standards, scrutiny and guidelines significantly.

Molecular methods play a crucial role in pharmaceutical companies’ response strategies to these dynamic challenges, increasingly penetrating their entire value chain – from research to market. The adoption and automation of new genomic and proteomic technologies, molecular assays and diagnostics, are enabling unprecedented insights into the molecular basis of diseases, and increasing the efficiency of drug development. Based on these methods, individual therapeutic target molecules today can more easily be identified and the effects of potential new agents can be monitored at much higher resolution, leading to much more efficient development strategies.

As the leader in sample and assay technologies, QIAGEN is a major driver of this process. The Company is uniquely positioned to offer solutions for each phase in the discovery and clinical development of new drugs: from the basic research through all phases, from discovery to clinical trials to post-commercialization – molecular diagnostics is used in the administration of therapeutics and vaccines.

QIAGEN today serves over 5,000 sites of pharmaceutical and biotech companies worldwide.

QIAGEN today serves over 5,000 sites of pharmaceutical and biotech companies worldwide and is working with virtually every big player in the pharmaceutical industry. The Company has a strong position in supplying and supporting both areas of pharmaceutical research: the drug discovery and the drug development arms. Drug discovery involves research to identify a potential drug “target” and to validate it, meaning to demonstrate the target’s clinical relevance. This “target” molecular or biochemical pathway – a series of chemical reactions occurring within a cell – is active in a disease and can be altered by a drug compound. Discovering and optimizing such a candidate drug is a long and expensive process which may take years. By standardizing processes and increasing molecular monitoring throughput and resolution, QIAGEN’s technologies help to drive costs down and make the drug discovery process more efficient. The portfolio of products includes solutions which allow the identification of genes and proteins that are involved in disease processes, the conduct of studies in cells and animal models on gene and protein functions, the identification and validation of such targets, and the automation of these whole processes in R&D labs from samples to analytical results. QIAGEN’s technology spectrum covers the broadest range of Sample & Assay Technology solutions, both for manual use and in the form of automated platforms.

SAMPLE AND ASSAY TECHNOLOGIES IN DRUG DISCOVERY

QIAGEN sample and assay technologies help to establish standardized workflows starting in early discovery, which can easily be converted into validated or regulated solutions.

With more than 80 new sample and assay technologies launched in 2008 and a portfolio of over 500 products, QIAGEN stayed focused on further advancing and standardizing molecular biology applications for all areas of life sciences. The same technologies which play a key role in pharmaceutical drug discovery and development are also standards in life science research, molecular diagnostics and applied testing. Using molecular biology at a very early stage of the drug discovery and development process may provide invaluable information about candidate drugs and potential patient responses before costly large-scale clinical trials are initiated. QIAGEN is highly committed to assisting pharmaceutical organizations in establishing standardized workflows starting in very early discovery and pre-clinical R&D phases by providing standardized sample and assay technologies which can easily be converted into validated or regulated solutions.

The newly discovered microRNAs (miRNA), which are short nucleic acid molecules that are considered to play key roles in gene regulation processes, are a good example of QIAGEN’s contributions in the drug discovery process. Studies show that various diseases including several types of cancer and cardiovascular diseases are associated with unusual or specific miRNA molecules or levels, making these molecules increasingly interesting targets for both future therapeutics and diagnostics. In 2008, QIAGEN unveiled a set of state-of-the-art solutions for the processing and analysis of these molecules, the microRNA Inhibitor and Synthetic microRNA products, adding significant value to pharmaceutical companies’ research capabilities. These sample and assay technologies dramatically facilitate the identification of new molecular disease targets. The products meet the growing need for standardized, ready-to-use, convenient and reliable tools for analyzing the expression and the function of various miRNA molecules and thereby significantly advancing biomedical research in this important field of pharmaceutical drug development.

In 2008, QIAGEN also entered a new partnership with Geneart which is a very good example of how the Company facilitates the target validation for new therapeutics and vaccines and accelerates future drug screening processes. Both companies develop, produce and commercialize a new product line for the enhanced production of all 35,000 human proteins. QIAgenes is the world’s first comprehensive set of plasmids, small extra-chromosomal DNA molecules in bacteria that serve as carriers (“vectors”) for modified synthetic genes mapping the entire human genome. By using the QIAgenes set of plasmids and optimized genes for synthetic protein production in bacteria, biotech and pharmaceutical companies can more easily produce large amounts of proteins which play key roles in diseases such as cancer and their treatment.

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SAMPLE AND ASSAY TECHNOLOGIES IN DRUG DEVELOPMENT

Established sample and assay technology platforms and standardization in early discovery and pre-clinical R&D prepare the ground for ‘global translational medicine’.

QIAGEN technologies also play a key role in the subsequent drug development phase: the process of taking a compound through the stages necessary to allow it to be tested in human clinical trials and finally brought to market. QIAGEN technologies enable customers to assess specific gene and protein expression profiles from blood, tissues, tumors, or any other sample and facilitate the validation of the results. QIAGEN’s contribution to molecular profiling in drug and vaccine development is immense; its products have been used in numerous clinical trial protocols.

Time is money. Because the process from drug development to commercialization can take up to ten years, pharmaceutical companies and regulatory agencies today are closely linking R&D in pre-clinical phases with clinical development phases, thereby significantly shortening the time from the first target identification to the first drug application in a patient. This trend is called translational medicine. Both are increasingly building translational medicine groups to facilitate the interaction between R&D and clinical trials around the world. QIAGEN has a strong impact on these shifts within the pharmaceutical industry. With its powerful global infrastructure and dedicated sales force the Company is uniquely positioned to bridge geographical and operational gaps in big pharmaceutical organizations. Coupled with our business strategy to establish sample and assay technology platforms and standardization in early discovery and pre-clinical R&D, QIAGEN prepares the ground for a long-term business in the ‘global translational medicine’ paradigm.

QIAGEN’s unique value proposition for the pharmaceutical industry encompasses solutions to customize drug applications. With the market-driven blockbuster strategy in pharmaceuticals coming increasingly under pressure, drug development and commercialization bear strong financial risks. Only very few drugs tested in preclinical trials enter clinical trials, and even fewer pipeline candidates finally receive marketing authorization.

The process of bringing safer and more effective drugs to the market can be facilitated by stronger linking of diagnostics and therapies under consideration for individuals. Patients frequently react differently to drugs, or require different dosages of the same drug, independent of factors such as age or weight. The main cause of this is the diversity of human genetic profiles from one individual or groups of individuals, or from one disease to the next. In the near future, patients will routinely be tested for possible reactions to a new medication based on these unique genetic profiles, and a treatment will be tailored for them based on individual test results. Drugs will come to market designed for patients with a specific genetic profile, and be sold in combination with a diagnostic test that helps to classify a patient.

Companion diagnostics or theranostics, the convergence of diagnostics and therapeutics, represents an enormous potential for QIAGEN.

This convergence of diagnostics and therapeutics is often referred to as “Companion Diagnostics”, “Personalized Medicine” or “Theranostics”. It represents an enormous potential for QIAGEN as the world’s market leader in molecular diagnostics, but it also holds enormous potential for society at large. Soaring drug costs make a significant contribution to financial problems within compulsory health insurance. Billions of dollars are spent each year on prescriptions for ineffective drugs and incorrect therapies which can have even lethal side effects for patients. These therapeutic risks as well as the costs in lives and in social welfare losses could be significantly lowered by introducing individualized treatments. QIAGEN sample and assay technologies play a key role in all steps driving personalized medicine, from detection of new markers through validation in clinical trials to commercialization of new molecular diagnostics for specific drug therapies.

The latest additions to our portfolio of pharmocogenetic solutions include a diagnostic assay launched to test for HLA-B*5701, a genetic variation in the Human Leucocyte Antigen (HLA) system, which indicates whether certain HIV patients are likely to develop a hypersensitivity reaction (HSR) to treatment with Abacavir.

Based on its proprietary pyrosequencing technology for sequence-based detection and quantification, QIAGEN recently also launched a novel assay to determine mutations of the K-ras gene in metastatic colorectal cancer patients. Knowing the mutation status of this oncogene helps to define which of these patients will benefit from new treatments with monoclonal antibodies. K-ras mutations are expected to also have a strong impact on other cancer indications, and other mutated genes such as B-raf are also considered to have similar functions in many diseases. QIAGEN has several corresponding assays in the pipeline, for which the Company will also seek regulatory approval in the future.

Companion diagnostic tests allow physicians to customize therapies for effectiveness and efficiency, greatly reducing healthcare costs and, most importantly, contributing to the avoidance of unnecessary or even harmful treatments for patients suffering from serious diseases. They undoubtedly play a key role in the paradigm shift towards a more personalized healthcare environment in the future. QIAGEN is committed to developing and marketing more pharmacogenetic tests, making personalized medicine become reality.

QIAGEN provides several assays based on different detection technologies which may be useful as companion diagnostics in personalized medicine and cancer therapy/research as they can identify known and unknown mutations and covers key mutations in several key gene sections.

PERSONALIZED MEDICINE – SELECTED ASSAYS

ASSAY	PLAT FORM	POTENTIAL APPLICATIONS AND RESEARCH
PyroMark KRAS, RUO, CE	Pyrosequencing	Colon cancer

PyroMark CpG p16, RUO	Pyrosequencing	Various cancers

PyroMark BRAF, RUO	Pyrosequencing	Colon cancer, Melanoma, Ovarian cancer, Thyroid cancer

PyroMark CpG MLH1, RUO	Pyrosequencing	Colon cancer, (hereditary forms)

PyroMark CpG MGMT, RUO	Pyrosequencing	Glioblastoma

PyroMark CpG LINE-1; RUO	Pyrosequencing	Various cancers

Fungi ITS2 Primers for PCR, ASR	Pyrosequencing/Multiplex	Antifungal treatment

MOTT 16S Primers for PCR, ASR	Pyrosequencing/Multiplex	Antibiotic resistance

artus TPMT LC PCR Kit, CE	real-time PCR	Leukemia, Crohn’s Disease

artus MTHFR PCR Kit, CE	real-time PCR	Thrombosis, Atherosclerosis

Olerup SSP ® HLA-B*5701, RUO, CE	real-time PCR	AIDS

Stars of Science.

"Life science research lives on exchange – exchange of exciting ideas, basic information and reliable results. The QIAGEN series of lectures "Stars of Science", where outstanding scientists like Nobel prize winners Prof. James D. Watson, Prof. Sydney Brenner, Prof. Craig C. Mello and Prof. Dr. Harald zur Hausen regularly give lectures and host discussion forums at QIAGEN, is only one example how we promote communication between scientists around the world. Our relentless commitment to challenge the barriers of science and create new breakthroughs in Sample & Assay Technologies is at the core of our culture. Our passion is fueled by the experiences which show how this commitment enables our customers to achieve outstanding success in life science research, molecular diagnostics and applied testing."

DR. JIE KANG, VICE PRESIDENT R&D AND DR. FRANK SCHAEFER, ASSOCIATE DIRECTOR R&D

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

Life Science Research

Investments in research are investments in innovation, productivity, and health – all yielding significant cost savings. There are only a few – if any – industry sectors in which this link is as clear as in the life science industry. Here, scientific breakthroughs not only enable the development of new diagnostics and therapeutics for better treatment of diseases, but also bring significant cost savings to the overall healthcare system and society at large. The numerous innovations life science research gives birth to can hardly be overestimated.

These interrelations have been recognized by many regions and countries which already have increased or plan to increase public funding of research and development. The United States alone has decided to spend more than $15 billion on life science research as part of its broader stimulus package. On the other side of the Atlantic, the member states of the European Union have committed themselves to the goal of expanding their research spending to 3% of the gross national income. The increases in academic researchers’ spending plans, of course, will also benefit the supplying life science industry.

However, scientific excellence requires more than sufficient funding. The tools and technologies needed to fuel life science research must be at the cutting edge of innovation and meet the highest standards of quality and reliability. Since the launch of its very first product in 1986, QIAGEN has been committed to addressing these requirements. By working closely with our customers, QIAGEN can focus very early on future trends and deliver innovative, integrated solutions that simplify most complex applications and thus enable scientific breakthroughs.

Such cutting-edge technologies are the result of QIAGEN’s exceptional capabilities in research and development. With approximately 12% of its annual sales, QIAGEN invests significantly more in the development of new technologies than other companies in the industry. Exclusively focused on molecular sample and assay technologies and relying on fast and proven innovation cycles, QIAGEN is the undisputed technology leader and has built an impressive intellectual property portfolio comprising more than 1,500 patents.

The number of scientific publications registered in the Medline, PubMed and Scirus databases citing QIAGEN products and protocols far exceeded 19,000 in 2008.

The continuous improvement, standardization and dissemination of molecular sample and assay technologies driven by QIAGEN enables faster, more reliable and more comparable approaches for research work and leads to faster innovation cycles and an increase in research output. According to the database PubMed of the U.S. National Library of Medicine, the annual number of scientific papers almost doubled over the last decade, reaching more than 800,000 journal articles registered via PubMed in 2008. Likewise, the number of scientific publications citing

QIAGEN products and protocols registered in the Medline, PubMed and Scirus databases has grown from some 900 in 1995 to more than 19,000 in 2008 – representing an impressive average annual growth rate of more than 25%.

QIAGEN Sample &Assay Technologies are absolutely standard in life science research. With more than 19,000 citations in 2008 in articles published on Medline, PubMed and Scirus alone. QIAGEN today is one of the most renowned brands in the industry.

QIAGEN serves more than 400,000 scientists working in over 45,000 laboratories worldwide.

These numbers are an impressive proof of QIAGEN’s unique leadership position in the research market and the trust many of the world’s greatest scientists have in the Company’s products. Currently, QIAGEN serves more than 400,000 scientists working in over 45,000 laboratories worldwide and has set numerous standards in molecular sample and assay technologies, enabling researchers to arrive at more comparable and exact results for more sophisticated research.

As the global market leader, QIAGEN offers scientists a broad range of sample technologies tailored to specific needs in various areas of interest, including emerging fields such as epigenetics or miRNA research. For scientists working with biomolecules such as DNA, RNA and proteins, sample preparation is often the most challenging and also the most important step in their lab workflows. It heavily influences the validity of their results and may require highly specific solutions, e.g. to preserve the natural status of the molecules of interest or to obtain maximum yields of nucleic acids and proteins from limited sample material such as cancer tissue. QIAGEN solutions fully satisfy these requirements and guarantee the highest quality and reliability of results combined with speed and ease of use.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

EZ1 ADVANCED XL, QIAGILITY AND ROTOR-GENE Q – Integrated automated solutions, covering all steps from sample preparation through assay set-up to detection.

SAMPLE AND ASSAY TECHNOLOGIES IN LIFE SCIENCE RESEARCH

Epigenetics holds great promise for the development of new diagnostic biomarkers and therapeutics.

The Company’s product launches in 2008 demonstrate its commitment to advancing research and eliminating existing bottlenecks which hamper scientific progress. With the new Human Whole Genome siRNA sets V4.0, for instance, QIAGEN introduced upgraded solutions for high- throughput screening in RNAi – a mechanism regulating the formation (or expression) of proteins by turning genes “on” and “off ”. So far, life science researchers screening for RNAi struggled with problems such as mutated target sequences or “background noise” caused by other small RNA molecules (miRNA). Using the siRNA sets’ cutting edge design based on the latest knowledge of all 20,000 human genes gives them an unmatched knockdown efficiency and quality of screening results, providing complete “freedom to discover”.

In contrast, other scientists engaged in gene expression prefer to look into epigenetics. This most promising field of interest strives to understand phenomena linked to the genome which however do not result from genetic variability, mainly gene regulation processes. A key mechanism in epigenetics is DNA methylation – a chemical modification of the DNA acting like an “ON/OFF” switch controlling gene activity. Since DNA methylation is thought to play a major role in the emergence of many diseases, particularly cancer, corresponding research holds great promise for the development of new diagnostic biomarkers and therapeutics.

However, in the past progress in this important research area suffered from a lack of standardized methods and incompatibilities between the different technologies deployed in the market. Following the introduction of QIAGEN’s first EpiTect kit in 2006, which established a new standard for the extremely demanding sample processing protocol in DNA methylation, QIAGEN in 2008 further expanded its EpiTect portfolio and introduced a novel kit for the reliable and convenient amplification of the entire genome after bisulfite conversion – a necessary step in sample preparation for epigenetic research. The new kit enables researchers to amplify, i.e. multiply, the amount of available DNA after bisulfite conversion. That way, the product enables researchers to perform multiple tests from scarce sample material such as limited tissue from a biopsy.

EpiTect, a complete portfolio covering the whole workflow in epigenetics research – from sample to result.

Likewise, in 2008 QIAGEN also introduced several new assays, thereby offering scientists a complete standardized solution covering all necessary research steps in epigenetics from sample to result. These new products include a real-time PCR-based test kit for the quantitative analysis of methylated DNA, assays for the differentiation of methylated DNA in genes related to cancer and a novel PCR-based technology, dramatically improving the accuracy of qualitative analysis of methylated DNA. With the pyrosequencing detection platform acquired in 2008, QIAGEN also offers the only proven technology offering absolute and direct quantification of DNA methylation patterns on a single base-pair level. Now, scientists can choose from a broad menu of standardized and automated sample and assay technologies which will help to spur advancements in this dynamic research area.

Pyrosequencing is also a detection platform used for genotyping – another focus area for QIAGEN in 2008. The genotype of an individual or a virus can also be determined using methods such as PCR assays, ASO (allele-specific oligonucleotide) probes or hybridization to DNA microarrays or beads. Genotyping refers to a variety of applications used to analyze differences in the genomic DNA of biological organisms ranging from viruses to humans. Hence, the analysis of genetic differences is becoming increasingly important in all markets which the Company addresses. In diagnostics, for instance, genotyping can determine pathogen types or whether a transplantation of organs will be successful. But it is also routinely used in many areas of academic research, where scientists face the challenge that accurate PCR-based genotyping analysis often requires extensive optimization of experimental parameters, leading to non-reproducible results.

QIAGEN recognized this challenge and has developed the first-to-market, PCR-based product line Type-it, which increases predictability and success rates for dedicated genotyping applications, sparing researchers the need for repeated experiments that increase both time and overall costs. The Type-it line includes several kits such as the Multiplex PCR Kit for reliable microsatellite analysis on any detection platform or Multiplex PCR Kit for detection of mutations of Single Nucleotide Polyphormisms (SNPs). The new genotyping launches also included new sample technologies such as QIAsafe and QIAcard FTA Spots, which facilitate the standardized collection, purification, transportation and storage of genotyping samples.

Today, QIAGEN continues to set future trends. Due to close co-operation with academic researchers, which allows QIAGEN to be up to date in respect to new requirements, the Company can directly satisfy these needs with new solutions. Accordingly, innovations frequently arise in this market segment and then flow into other markets served by QIAGEN, namely molecular diagnostics, applied testing and the pharmaceutical industry.

AUTOMATED SAMPLE & ASSAY TECHNOLOGIES

Increased automation is a key trend in life science labs worldwide. Scientists in research and non-research laboratories face many challenges, but the biggest – time, cost and efficiency – often can be solved through the use of integrated automated systems. Automated systems offer a variety of advantages: they can facilitate high-throughput applications without the requirement for optimization, which can lower costs, but simplify workflow. In addition, automation increases

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

Leveraging core competencies into all areas of life sciences.

reproducibility and supports the trend towards standardization, allowing comparison between laboratories and over time. Also, automation facilitates the validation of testing methods and is easy to learn to use. This is a big advantage as molecular biology methods move into new fields such as forensic identification and veterinary diagnostics and surveillance.

As the leading provider of sample and assay technologies, QIAGEN takes great strides in offering its customers the most advanced automated solutions to cover their specific application needs and throughput requirements from sample to result. In 2008 the Company successfully expanded its detection platform portfolio, which now covers a complete menu of automated sample and assay technologies for all throughput needs and multiple detection capabilities.

The QIAexcel can analyze up to 96 samples per run and perform 12 protocols in as little as five minutes.

QIAGEN introduced the first system of the novel modular platform QIAsymphony, which offers laboratories a new level of flexibility, convenience and safety in automated processing of a broad range of molecular sample and assay applications. This award-winning platform, the largest development program ever undertaken at QIAGEN, represents the first in a series of modular instruments which can be integrated to automate entire workflows – from sample to results. The system has incorporated many first-of-their-kind features in molecular processing, including the essential features of continuous loading of sample racks, reagents and consumables, and the ability to perform several purification procedures on one batch of samples without reloading reagents (random access).

Another focus for QIAGEN was the expansion of its detection platform portfolio. The QIAxcel system launched in early 2008 is an innovative automated system for the separation of nucleic acids. This technique is widely used as an analytical tool enabling scientists to determine the size of certain DNA fragments or to obtain more information about an organism’s genetic composition. Here, researchers historically have relied upon the manual slab-gel electrophoresis, which is time-consuming and exposes the users to hazardous chemicals. The QIAxcel system overcomes these disadvantages and makes nucleic acid separation easier, safer and faster than ever. Additionally, the QIAexcel system can analyze up to 96 samples per run and perform 12 protocols in as little as five minutes.

Another widespread detection technology for nucleic acids is PCR (polymerase chain reaction), which makes specific sequences of DNA and RNA targets visible through amplification. Real-time PCR cyclers additionally enable the real-time measurement of the amplification reactions and thus the quantification of the target hereditary material. In 2008, QIAGEN added a proprietary real-time PCR cycler technology, the Rotor-Gene Q, to its molecular testing portfolio and further expanded its capabilities to offer customers in academia and other sectors complete solutions covering entire lab workflows from sample to result. Unlike other PCR cyclers, the Rotor-Gene Q uses a unique centrifugal rotary design and is ideal for even the most demanding requirements of real-time thermo-optical analyses. It has a broad optical range, with six channels spanning UV to infrared wavelengths, proven near-perfect well-to-well thermal and optical uniformity and a fast data acquisition rate, making it the perfect choice for many emerging applications. Here, customers also benefit from specifically optimized test kits ensuring reliable and consistent results.

Now, customers in academic and industrial research laboratories and other markets can choose from a complete menu of manual and automated sample and assay technologies covering all throughput needs and multiple detection capabilities. Unlike homebrew methods or fragmented solutions currently available in the market, the QIAGEN sample and assay technologies provide a maximum of reliability, comparability, convenience and speed.

These requirements will remain critical for modern research laboratories which face fierce scientific competition and pressure to be the first to publish new research results and findings. This is expected to further fuel the trend towards automation and standardization of laboratory workflows. QIAGEN is uniquely positioned to drive this development and continues to massively invest in innovations for research markets, which often also benefit applications in markets for molecular diagnostics, applied testing and for the pharmaceutical industry. The next scientific breakthroughs are just a step ahead.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

Selected Product Introductions in 2008 and Early 2009

PRODUCT	APPLICATION
SAMPLE TECHNOLOGIES
AllPrep DNA / RNA Kit	Simultaneous purification of DNA and RNA
PAXgen Blood RNA, CE marked on QIAcube	Standardized, integrated stabilization and purification of intracellular RNA from blood
PAXgene Blood miRNA Kit	Co-purification of RNA and miRNA from PAXgene Blood RNA tubes
PAXgene Tissue System	Fixation of tissue with simultaneous stabilization of biomolecules
BioSprint One-For-All Vet Kit	Purification of viral DNA and/or RNA and bacterial DNA from veterinary samples
QIAamp Circulating Nucleic Acid Kit	Concentration and purification of free-circulating DNA, RNA and miRNA from human plasma or serum
EpiTect Whole Bisulfitome Kit	Amplification of bisulfite-converted DNA for PCR analysis
micro RNA Inhibitor	Inhibition of micro RNA (miRNA)
QIAsafe DNA	Room temperature transport and storage of purified DNA
NeXtal CubicPhase Crystallization Kit	Crystallization of membrane proteins

ASSAY TECHNOLOGIES
QuantiFast Multiplex PCR Kit	Multiplex one-step real-time PCR
miScript Primer Assays (plate and customized)	MicroRNA primer assays
EpiTect Whole Bisulfitome Kit	Amplification of all bisulfite-converted genomic DNA for more downstream assays
EpiTect MethyLight Assay	Quantitative real-time PCR assay for methylation analysis
EpiTect HRM PCR Kit	High resolution melting (HRM) analysis of CpG (cytosine – phosphate- guanine dinucleotide) methylation by real-time PCR
QIAgenes Expression Kit E. coli	Genome-wide offering of 35,000 readily cloned vectors for expression of human genes in E. coli
Type-it Microsatellite PCR Kit	Multiplex PCR Kit for microsatellite analysis
Type-it Mutation Detect PCR Kit	Multiplex PCR Kit for DNA mutation or SNP analysis
Type-it Fast SNP Probe PCR Kit	PCR-based SNP genotyping kit
cador T.equigenitalis PCR Kit	Taylorella equigenitalis bacteria detection in horses by real-time PCR
cador BTV RT-PCR Kit	Bluetongue virus (BTV) detection by real-time PCR
artus Malaria PCR KIT CE marked	Plasmodium DNA detection by real-time PCR on LightCycler (Roche Diagnostics)
artus HI Virus-1 PCR Kit, CE marked	HI virus-1 detection by real-time PCR on Rotor-Gene Q
artus Bordetella PCR Kit	Bordetella (bacterial infection causing pertussis) detection by real-time PCR on LightCycler (Roche Diagnostics)
artus Borrelia PCR Kit, CE marked	Borrelia (bacterial infection causing borreliosis) detection by real-time PCR on LightCycler (Roche Diagnostics)
artus L. pneumophila PCR Kit	Legionella pneumophila (bacterial infection causing legionnaires’ disease) real-time PCR detection on LightCycler (Roche Diagnostics)
digene HPV Genotyping Test	PCR based assay for the in-vitro identification of 18 high-risk HPV genotypes
ResPlex II Panel v2.0	Multiplex detection of respiratory viruses based on LiquiChip Workstation
Rotor-Gene Multiplex RT-PCR Kit	Real-time multiplex assays on Rotor-Gene Q
PyroMark PCR Kit	PCR master mix kit for pyrosequencing analysis of genomic DNA
PyroMark KRAS Kit, CE marked	Quantitative measurement of mutation levels of the human K-ras gene

AUTOMATION
QIAsymphony SP	The first module of a fully automated, integrated medium to high-throughput system for the complete workflow from sample to result
EZ1 Advanced / EZ1 Advanced XL	Walk away workstation for DNA/RNA purification using magnetic bead technology. Six/fourteen samples per run, barcode reader
QIAxtractor	High-throughput 96 wells nucleic acid purification system
QIAgility	Reaction set-up device specifically developed for PCR and real-time PCR set-up
QIAxcel	Capillary electrophoresis system for post-PCR fragment analysis and RNA quality control
Rotor-Gene Q	Real-time PCR cycler featuring a rotary design including the option for high resolution melting (HRM) analysis
Pyromark Q24 / Pyromark Q96 MD/ID	Using pyrosequencing technology for the detection and quantification of base variants or sequence-based mutations

APPLICATION FIELD	MARKETS	Applied Testing	Biomedical research	Clinical laboratories	Life Science research	Molecular Diagnostics	Pharma
Systems biology, Gene expression, Genomics, Genotyping			—	—			—
Specific DNA transcripts, Protein expression pattern, Banking of RNA samples				—		—	—
Cancer research, Biomarker research, miRNA research			—		—		—
Histology and molecular analysis on the same sample, e.g. in oncology or pathology		—	—		—	—	—
Infectious disease testing		—
Biomarker research, Detection, Prenatal diagnostic, Viral nucleic acid detection			—		—	—	—
Methylation-specific PCR, Pharmacogenomics		—	—			—
Gene expression, miRNA research					—		—
Biobanking, Sample repository		—
Membrane protein research, Protein structure determination, Structure based drug development					—		—
Gene expression analysis, Gene function analysis		—					—
microRNA research, Gene expression/function, Cell differentiation, Disease development (e.g. cancer)			—		—		—
DNA methylation analysis in cancer and basic research			—		—	—	—
DNA methylation analysis in cancer and basic research			—		—	—	—
DNA methylation analysis in cancer and basic research		—	—			—	—
Protein expression analysis			—		—	—	—
Species identification, Relationship analysis, Population relevant genetics		—	—			—	—
Genetic modified organisms (GMOs) analysis, Typing of disease loci, Transgenic plants and animals analysis		—	—			—	—
SNP detection			—			—	—
Infectious disease testing	[1]veterinary	—[1]
Infectious disease testing	[1]veterinary, [2]animal vaccine production	—[1]					—[2]
Infectious disease testing						—	—
Infectious disease testing						—	—
Infectious disease testing						—	—
Infectious disease testing						—	—
Infectious disease testing						—	—
Infectious disease testing						—
Infectious disease testing						—	—
Gene expression analysis, Drug target validation		—				—	—
DNA methylation sequencing analysis, Genotyping		—	—			—	—
Theranostics						—	—
Purification of DNA, RNA and proteins based on magnetic bead technology		—	—		—	—	—
Purification of DNA and RNA from various types of samples		—	—			—
	[1]veterinary	—[1]	—		—
Gene expression, Pathogen detection, DNA methylation analysis, Genotyping, miRNA research		—	—		—	—	—
DNA fragment analysis, Quantitative and qualitative RNA analysis	1HLA		—		—	—[1]	—
Gene expression, Pathogen detection, DNA methylation analysis, Genotyping, miRNA research		—	—		—	—	—
Methylation analysis, Genotyping			—		—	—	—

Think big!

"As molecular biology further disseminates, the need to automate laboratory workflows is increasing. Higher throughputs, more quality control and the routine use of molecular techniques in areas with only limited laboratory training are just some reasons for this trend. In 2008 we launched the first module of the most significant project ever undertaken at QIAGEN: the QIAsymphony – a fully automated and integrated platform, combining highest flexibility in sample handling, assay set-up and detection with outstanding performance in terms of speed, reliability and convenience. More than 400 man years, four years of development time at three QIAGEN sites as well as the support of 12 external partners made it not only one of the most exciting projects but also one providing the opportunity to 'think big'."

DR. WOLFGANG LEIBINGER, SENIOR DIRECTOR GLOBAL BUSINESS AUTOMATED SYSTEMS AND
KONSTANTIN LUTZE, SENIOR DIRECTOR R&D AUTOMATED SYSTEMS

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

Financial Statements

BUSINESS OVERVIEW

DESCRIPTION OF OUR BUSINESS

We believe, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Our products are considered standards in areas such as preanalytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

•

SAMPLE TECHNOLOGIES: Sample technologies are used to collect, stabilize, isolate and purify deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from any biological sample. Our sample technologies provide access to the content of biological samples. These include solutions for the collection, stabilization, purification, handling and storage of any analyte (DNA, RNA, protein) from any sample (blood, bone, tissue, etc.). Our sample technologies ensure that a sample is processed in a reproducible, standardized method with the highest level of quality before entering the subsequent analysis phase, for which the Company provides a broad range of assay technologies, such as reagents and testing solutions.

•

ASSAY TECHNOLOGIES: Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent detection and analysis. Our assay technologies include reagents which enable the detection of such purified target analytes, e.g. the DNA sequence from a specific virus, from a purified sample. We also provide closed assays, in which such assay technologies have been pre-configured to test for specific targets such as the influenza virus, hepatitis, HIV, HPV or herpes. We hold a unique leadership position in a wide range of tests including in HPV testing, one of the largest and most rapidly expanding market segments for sample and assay technologies in molecular diagnostics and specifically in women’s health testing.

OUR PRODUCTS

We offer more than 500 consumable products and automated solutions. We sell these products to academic research markets, to leading pharmaceutical and biotechnology companies, to molecular diagnostics laboratories as well as to customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to pursue efficiently their research and commercial goals that require the use of nucleic acids.

The main categories of our products include:

•

CONSUMABLES: Our consumable products include our sample and assay technologies. Sample technologies are used to collect, stabilize, isolate and purify DNA, RNA and proteins from all biological samples such as blood or tissue. Assay technologies like our amplification consumables or molecular diagnostic assays are used to make such isolated biomolecules visible. We offer most of our sample and assay consumable products, which account for about 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit is sufficient to support a number of applications varying from one to one thousand depending on the kit. Each kit is covered by our quality guarantee.

Major applications for our consumable products are plasmid, DNA purification; RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. In 2007, we acquired Digene Corporation and began offering the HC2 HPV Test, a signal-amplified test for the human papillomavirus for use in cervical cancer screening programs. The majority of our assays is validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in the EU.

•

INSTRUMENTATION: Our automated systems automate the consumables mentioned above in low, medium or high throughput scale as well as reaction set-up, allowing customers to perform reliable low- to high-throughput nucleic acid sample preparation, assay set-up and other laboratory tasks.

Our automated systems offer walk-away automation of sample and assay technologies in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. We also sell instruments to our OEM partners. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable products. The QIAcube received the distinguished New Product Award, or NPA, Designation of the Association for Laboratory Automation, or ALA, in February, 2007 and the QIAsymphony, which was introduced in January 2008, received the ALA NPA in 2008.

Also in early 2008, we released our QIAxcel, an innovative automated system that will replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel, which is designed to take the place of traditional slab-gel analysis, is characterized by an unprecedented sensitivity and time to results.

In 2008, we acquired Corbett, best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-GeneTM – a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

Also in 2008, we acquired the Biosystems Business of Biotage, best known for having pioneered Pyrosequencing®, which has become a fundamental technology in next-generation sequencing. Pyrosequencing is a patented assay technology that in special formats can achieve significantly longer runs and can be employed in a massively parallel design to address the needs for applications such as high volume data generation in whole genome sequencing applications. In its widely used standard format this technology provides the opportunity to read DNA sequences up to 100 base pairs in real time and at a price per read in the single dollar range.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

•

OTHER: A very small part of our business revenues comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. To date in 2008, we have launched more than 80 new products in the area of sample and assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins; the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire workflows; and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low-throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies, including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

RESEARCH AND DEVELOPMENT

By focusing our resources on our core expertise “Sample & Assay Technologies” and due to the size of the markets for products that utilize this core expertise, we can invest more in research and development on one core application area than we believe is typical in our industry. Over 500 employees in research and development, who work in five centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Our investment in research and development accounts for more than 10% of our sales. Our total research and development expenses in 2008, 2007 and 2006 were approximately $97.3 million, $64.9 million, and $41.6 million respectively. We have fast, proven innovation cycles, with approximately 5% of 2008 revenue growth stemming from new products launched in 2008. Our comprehensive intellectual property portfolio spans over 700 granted patents and almost 800 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of sample and assay technology applications and generate an increased demand for our consumable products.

SALES AND MARKETING

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential – including but not limited to the Americas, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 1,100 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products, and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products.

To enhance the knowledge base of clinicians and to provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using hybrid capture 2, or HC2, technology. Additionally, we have implemented DTC advertising campaigns designed to educate women about the link between HPV and cervical cancer and the availability of our HC2 HPV Test. We plan to continue the DTC campaign during 2009.

We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer various personalized electronic newsletters for our worldwide customers that provide helpful hints and information for molecular biology applications. Our website (www.qiagen.com) contains a full on-line product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. Some information is available on our website in French, German and Korean to support these local markets. In addition, we have full Japanese- and Chinese-language versions of our site. The information contained in, or that can be accessed through, our website is not part of this Annual Report.

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position while also reducing distribution costs and increasing our visibility in the laboratory.

PRINCIPAL MARKETS

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in cutting-edge molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986.

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QIAGEN – The Executive Committee

QIAGEN’s Common Shares

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Customers include major academic institutions and governmental laboratories, such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV testing, and applied testing (or the use of molecular diagnostics outside of human healthcare), such as forensics, veterinary diagnostics, testing of genetically modified organisms, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

RESEARCH MARKET

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor-intensive, manual methods for nucleic acid separation and purification, and we estimate that 15% of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses traditional methods. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for assay technologies such as PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005, we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering. Finally during 2008, through our acquisition of Corbett, we acquired the world’s first rotary real-time PCR cycler system – the Rotor-GeneTM – a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

MOLECULAR DIAGNOSTICS MARKET

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample and assay technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women aged 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone primary screen, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, reliability and standardization of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open assay technologies, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed assays, diagnostics with predefined targets, include multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005 we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

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We expect molecular diagnostic tests to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular-based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straightforward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

APPLIED TESTING MARKET

We believe that emerging applied testing markets (which we define as the molecular diagnostics market outside of human healthcare), such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular-based methods. These methods are performed by well-trained researchers in fully-equipped laboratories as well as by less-trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays, address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

SEASONALITY

Our business does not experience predictable seasonality. Historically, a significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. NIH and similar domestic and international agencies. To the extent that our academic customers experience increases, decreases or delays in funding arrangements, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

REVENUE BY GEOGRAPHIC REGION

The table on page 51 sets forth total revenue during each of the past three fiscal years by geographical market, and includes revenue from all of our product and service offerings. It is not practicable to provide a detailed account of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale, as certain subsidiaries have international distribution. Additional information with respect to operations by geographic region can be found in Note 19 in “Financial Statements” included in Item 18 of our Form 20-F enclosed with this Annual Report.

REVENUE BY GEOGRAPHIC REGION

Net Sales

$ 1,000	2008	2007	2006
Americas ¹	988,617	465,878	318,865
Germany ¹	331,013	270,173	220,325
Switzerland ¹	77,745	56,615	40,044
Asia ¹	90,047	71,168	49,875
All Other ¹	210,439	148,082	109,025
Corporate ¹	878	350	525

Subtotal	1,698,739	1,012,266	738,659

Intersegment Elimination ²	(805,764)	(362,492)	(272,881)

Total	892,975	649,774	465,778

¹	Includes net sales to affiliates.

²	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

We have made and may continue to make investments in intellectual property. In the years ended December 31, 2008, 2007 and 2006, our purchases of intangible assets have totaled approximately $18.5 million, $24.1 million, and $6.4 million respectively. We do not depend solely on any individual patent or technologies owned or licensed by us. We are, however, significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products as one of the major keys to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 151 issued patents in the United States, 96 issued patents in Germany and 510 issued patents in other major industrialized countries, and have 799 pending patent applications. Worldwide, we own 757 granted patents. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by the individual in the course of their employment will be our exclusive property.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

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Additional information with respect to risks related to our reliance on patents and proprietary rights can be found in “Risk Factors” included in Item 3 of our Form 20-F enclosed with this Annual Report.

PARTNERSHIPS, ALLIANCES AND ACQUISITIONS

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to expand our business, we also intend to continue to pursue strategic investments in our acquisitions of complementary businesses and technologies as the opportunities arise. We currently develop integrated solutions for and together with many manufacturers from pharma and diagnostics, including Roche Diagnostics, Abbott Laboratories and Siemens.

COMPETITION

We believe that our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, reproducibility and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to: Promega Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid separation and purification; Life Technologies Corp. (created through the merger of Invitrogen Corp. and Applied Biosystems Inc. in 2008) and Promega Corp. for assay solutions; Life Technologies Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease of use.

In respect to our HPV franchise, we face competition from well-established diagnostic technologies, such as cytology and, particularly in Europe, from emerging alternative HPV testing approaches such as research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies such as Roche Diagnostics,
Gen-Probe, Inc., and Hologic Inc. (formerly Third Wave Technologies, Inc.), which are developing or marketing HPV products, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. (formerly Cytyc Corp.) and Beckton Dickinson and Company (formerly TriPath Imaging). These tests, if approved by the FDA or similar non-U.S. regulatory authorities, might offer an alternative to our products and, considering the increasing acceptance of the importance of HPV testing, we expect competition to intensify.

With respect to our other diagnostic test products, the medical diagnostics and biotechnology industries are subject to intense competition. Some of our products, such as our tests for chlamydia, gonorrhea, hepatitis B virus, herpes simplex virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott Laboratories, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability; ease of use; standardization; cost; proprietary position; the competitor’s share of the existing market; access to distribution channels; regulatory approvals; and availability of reimbursement.

We believe that our competitors do not have the same comprehensive approach to sample and assay technologies and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation – a field in which we have a unique market and leadership position – is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets, such as applied testing and molecular diagnostics. Regarding our HPV test products, we believe we have a competitive advantage as a multitude of clinical trials, encompassing over 800,000 women, have validated that our HPV test products, when used in conjunction with the Pap test, have demonstrated their ability to enable significant diagnostic capabilities for cervical disease and cancer due to high clinical sensitivity and high negative predictive value. In addition to the industry-leading clinical performance of our assay, considering the high volume of the HPV testing market, we believe additional competitive factors in the HPV testing market relate to automation including performance and reliability; ease of use; standardization; cost; proprietary position; and regulatory approvals. We believe the HC2 test and associated automation are the current industry leaders in all categories.

Our existing and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our future success will rely in large part on our ability to maintain our technological advantage over competing products, and to expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that development by others will not render our technologies or products non-competitive.

SUPPLIERS

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material suppliers, potential new alternative sources of such materials, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels, and to guard against normal volatility in availability.

FISCAL YEAR ENDED DECEMBER 31, 2008 COMPARED TO 2007

NET SALES

In 2008, net sales increased 37% to $893.0 million compared to $649.8 million in 2007. Our 2008 net sales include the results of operations of Corbett, which was acquired in July 2008, as well as Digene and eGene, which were acquired in the third quarter of 2007. The increase in total sales includes organic growth (13%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (2%). Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2008, net sales in Germany increased

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QIAGEN – The Executive Committee

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by 25%, net sales in Asia increased by 25%, primarily driven by Singapore, China, and Korea, net sales in the Americas increased by 46% and net sales in all other countries increased by 38%, which includes the results of Corbett. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 88% of total sales, and instrumentation products, which represented approximately 11% of total sales. Sales of sample and assay technologies which include consumables and instrumentation experienced growth rates of 36% and 51% respectively in 2008 as compared to 2007. The current global financial crisis exposes us to the risk of a recession and while we expect continued growth in both our consumables and instrumentation businesses, it may be lower than our historical growth. Additionally, if the financial crisis endures too long and is not addressed promptly and effectively future growth could be adversely affected.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2008, we launched more than 80 new products in the area of sample and assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins; the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire sample and assay technology-related workflows; and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

A significant portion of our revenue is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. For the year ended December 31, 2008, as compared to the same period in 2007, using the 2007 foreign exchange rates for both periods, net sales would have increased approximately by 35% as compared to the reported increases of 37%. Additional information regarding currency impacts can be found under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” which is included in our Form 20-F enclosed with this Annual Report.

GROSS PROFIT

Gross profit was $599.7 million, or 67% of net sales, in the year ended December 31, 2008 as compared to $433.5 million, or 67% of net sales, in 2007. The absolute dollar increase in 2008 compared to 2007 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter. During 2008 and 2007, sample and assay product sales represented approximately 88% and 89% of our total sales respectively. The gross margin in 2008 as compared to 2007 reflects an increase in sample and assay sales at a more favorable margin, offset by an increase in amortization of acquisition-related intangible assets.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $48.7 million in 2008 as compared to $23.6 million in 2007. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations, namely Corbett and Digene which were acquired in July 2008 and 2007 respectively. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

In addition, during 2008 a total of $1.4 million was expensed to acquisition-related cost of sales related to the write-up of acquired inventory to fair market value as a result of the 2008 business combinations. In accordance with purchase accounting rules, acquired inventory was written up to fair market value and subsequently expensed as the inventory was sold. During 2007, a total of
$2.8 million was expensed to acquisition-related cost of sales and included approximately $300,000 of inventory, which was written off as a result of the Digene and eGene acquisitions as well as $2.5 million in cost related to the write-up of acquired inventory to fair market value as a result of the 2007 business combinations.

RESEARCH AND DEVELOPMENT

Research and development expenses increased 50% to $97.3 million (11% of net sales) in 2008 compared to $64.9 million (10% of net sales) in the same period of 2007. Using identical foreign exchange rates for both years, research and development expenses increased approximately 44%. Our 2007 and 2008 acquisitions, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of certain assays or instruments. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

SALES AND MARKETING

Sales and marketing expenses increased 38% to $227.4 million (25% of net sales) in 2008 from $164.7 million (25% of net sales) in 2007. Using identical foreign exchange rates for both years, sales and marketing expenses increased 35%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2008 as compared to 2007 is primarily due to our acquisitions of Corbett and Digene in July of 2008 and 2007 respectively, through which we acquired over 200 sales and marketing personnel. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

GENERAL AND ADMINISTRATIVE, INTEGRATION AND OTHER COSTS

General and administrative, business integration, restructuring and related costs increased 31% to $113.9 million (13% of net sales) in 2008 from $87.2 million (13% of net sales) in 2007. Using identical foreign exchange rates for both years, these expenses increased approximately 28%. The increase in these expenses

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in 2008 is partly the result of general and administrative expenses related to our new businesses acquired in 2008, which have expanded our presence in Australia, as well as the full year’s expense from our 2007 acquisitions. Further, we have continued to incur integration costs for businesses acquired in 2007 as well as for the new businesses acquired in 2008. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which generally has continued to expand along with our growth. Included in these costs are $8.1 million in 2008 and $7.2 million in 2007 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies, we expect to continue to incur additional business integration costs in 2009. We believe that over time the results of the integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

ACQUISITION-RELATED INTANGIBLE AMORTIZATION

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2008, the amortization expense on acquisition-related intangibles within operating expense increased to $14.4 million compared to $7.7 million in 2007. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition; technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In connection with our 2008 acquisition of Corbett, we recorded charges of $985,000 for purchased in-process research and development. In connection with the acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development which included $900,000 relating to eGene and $25.0 million relating to Digene. Additional information regarding purchased in-process research and development can be found in Note 4 in the Notes to Consolidated Financial Statements included in Item 18 of our Form 20-F enclosed with this Annual Report.

OTHER INCOME (EXPENSE)

Other expense was $26.4 million in 2008, as compared to other expense of $7.4 million in 2007. This increase in expense was mainly due to higher interest expense, lower interest income and the impairment of a cost-method investment. During the third quarter of 2008, in connection with the acquisition of Corbett, we recorded a $4.0 million impairment of a cost-method investment based on an assessment of the recoverability of the investment amount. Following the acquisition of Corbett, we anticipated a change in our purchasing pattern of the investee’s products, which is expected to have a negative impact on the forecast financial condition of the investee. Accordingly, we believe the known impact on the investee’s financial condition, in the absence of other evidence indicating a realizable value of the investment, indicated that the recoverability of the asset through future cash flows was not considered likely enough to support the carrying value.

For the year ended December 31, 2008, interest income decreased to $9.5 million from $19.5 million in 2007. The decrease in interest income was due to a decrease in the amount of investments along with a decline in interest rates.

Interest expense increased to $37.5 million in 2008 compared to $31.5 million in 2007. Interest costs primarily relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2008 as compared to 2007 is primarily due to the interest expense on the new term loan obtained in July 2007 which is tied to LIBOR plus a margin.

PROVISION FOR INCOME TAXES

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2008 and 2007, our effective tax rates were 25% and 34% respectively. The effective tax rates during 2008 and 2007 have been affected a result of non-recurring acquisition-related charges which were recorded without any related tax benefit. In 2008, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007. In 2008, the German tax rate decreased to 30% as compared to 39% in 2007. Further, the effective tax rates during 2007 have been affected as a result of the $25.9 million purchased in-process research and development charge which was recorded without any related tax benefit.

FOREIGN CURRENCY

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2008, 2007 and 2006 was ($230,000), $2.0 million and ($660,000) respectively, and is included in other income (expense), net.

LIQUIDITY AND CAPITAL RESOURCES

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2008 and 2007, we had cash and cash equivalents of $333.3 million and $347.3 million respectively, and investments in current marketable securities of $2.3 million at December 31, 2007. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2008, cash and cash equivalents had decreased by $14.0 million from December 31, 2007, primarily due to cash provided by operating activities of $173.0 million and financing activities of $12.8 million, offset by cash used in investing activities of $210.5 million. As of December 31, 2008 and 2007, we had working capital of $441.2 million and $482.2 million respectively.

OPERATING ACTIVITIES

For the years ended December 31, 2008 and 2007, we generated net cash from operating activities of $173.0 million and $84.8 million respectively. Cash provided by operating activities increased in 2008 compared to 2007 primarily due to increases in net income, depreciation and amortization, and accrued and other liabilities, partially offset by an increase in inventories. The increase in net income is primarily attributable to our 2008 sales growth, while the increase in depreciation and amortization is primarily due to our 2007 acquisitions which recorded depreciation and amortization for the full year 2008, as compared to only a partial year in 2007. Further, our depreciation and amortization also increased in connection with the 2008 acquisitions. The increase in accrued and other liabilities reflects higher accruals as a result of our growth, such as accrued payroll and royalties. Additionally, approximately $9.4 million of the increase in accrued and other liabilities is related to the derivative transactions used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these derivatives have been recognized in other income, net. The increase in inventories in 2008 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

INVESTING ACTIVITIES

Approximately $210.5 million of cash was used in investing activities during 2008, compared to $659.7 million during 2007. Investing activities during 2008 consisted principally of cash paid for the acquisition of Corbett and the Biosystems Business along with purchases of property and equipment and intangible assets. In 2007, investing activities consisted principally of cash paid for the acquisitions of Digene and eGene during the third quarter of 2007, partially offset by proceeds from the sale of marketable securities.

In January 2009, we purchased land adjacent to our facility in Germany for EUR 2.5 million (approximately $3.2 million) and are in the planning stage to further expand the German facilities for research and development and production space beginning in 2009 and continuing through 2011 at an estimated investment of EUR 27.6 million. In addition, we are planning for expansions at our Germantown facility for production and administrative space, construction on which may begin in late 2009 and continue through 2011 at an estimated cost of $29.0 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $42.0 million based on the achievement of certain revenue and operating result milestones as follows: $7.9 million in 2009, $15.9 million in 2010, $3.2 million in 2011, $3.5 million in 2012 and $11.5 million payable in any 12 month period from now until 2012 if certain criteria are met. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

FINANCING ACTIVITIES

Financing activities provided $12.8 million in cash for the year ended December 31, 2008, compared to $494.1 million for 2007. Cash provided during 2008 was primarily due to the issuance of common shares in connection with our employee stock plans, tax benefits from stock-based compensation and proceeds from a warrant exercise, partially offset by a repayment of debt and capital lease payments. In 2007 cash provided was primarily due to proceeds from debt.

We have credit lines totaling $165.3 million at variable interest rates, $0.1 million of which was utilized as of December 31, 2008. We also have capital lease obligations, including interest, to the amount of $32.7 million, and carry $945.0 million of long-term debt.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been switched to a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At December 31, 2008, $145.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivables, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, we issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes.

We expect that cash from financing activities will continue to be affected by issuances of our common shares in connection with our employee stock plans and that the market performance of our stock will have an impact on the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products which could have an impact on our ability to generate cash. The availability of debt financing has also been negatively affected by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

OFF-BALANCE SHEET ARRANGEMENTS

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 10, 14 and 18 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of and during the years ended December 31, 2008, 2007 and 2006.

CONTRACTUAL OBLIGATIONS

As of December 31, 2008, our future contractual cash is as follows:

CONTRACTUAL OBLIGATIONS

Contractual obligations $ 1,000	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt	945,000	25,000	50,000	220,000	650,000	—	—
Capital lease obligations	42,363	4,971	4,964	5,000	4,989	5,055	17,384
Operating leases	21,988	8,399	6,660	4,301	2,025	554	49
Purchase obligations	33,291	25,617	5,968	189	181	181	1,155
License and royalty payments	8,752	4,670	1,212	742	642	670	816

Total contractual cash obligations	1,051,394	68,657	68,804	230,232	657,837	6,460	19,404

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $42.0 million based on revenue and other milestones in 2009 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $8.3 million and are not included in the table above as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, investments, goodwill and other intangible assets, share-based compensation, income taxes and purchase price allocation. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

REVENUE RECOGNITION

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

INVESTMENTS

We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact on our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact on our financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2008, goodwill and intangible assets totaled $1.2 billion and $640.3 million respectively, and were included in the following segments:

GOODWILL AND OTHER INTANGIBLE ASSETS

$	Goodwill	Intangibles
North America	954,218	485,737
Germany	67,715	85,154
Switzerland	9,774	10,873
Asia	15,694	9,855
All others	104,704	46,301
Corporate	—	2,389

Total	1,152,105	640,309

In the fourth quarter of 2008, we performed our annual impairment assessment of goodwill (using data as of October 1, 2008) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2008.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

SHARE-BASED COMPENSATION

Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

INCOME TAXES

The calculation of our tax provision is complex due to the international operations and multiple tax jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carry forwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially affect our financial position and results of operations.

Further detailed financial information on the Company can be found in our Form 20-F, which is an integrated part of this Annual Report.

If the Form 20-F insert is missing from this Annual Report, it can be requested from the Company or can be downloaded from the investor relations section of QIAGEN’s homepage under www.qiagen.com.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

CONSOLIDATED BALANCE SHEETS ASSETS

As of December 31

$ 1,000	2008	2007
Assets
Current assets
Cash and cash equivalents	333,313	347,320
Marketable securities	—	2,313
Accounts receivable, net of allowance for doubtful accounts of $3,070 and $3,344 in 2008 and 2007 respectively	158,440	141,846
Income taxes receivable	14,441	10,696
Inventories, net	108,563	88,346
Prepaid expenses and other	61,424	33,693
Deferred income taxes	27,374	23,732

Total current assets	703,555	647,946

Long-term Assets
Property, plant and equipment, net	289,672	283,491
Goodwill	1,152,105	1,107,882
Intangible assets, net of accumulated amortization of $132,570 and $65,129 in 2008 and 2007 respectively	640,309	639,107
Deferred income taxes	73,766	72,128
Other assets	25,916	24,620

Total long-term assets	2,181,768	2,127,228

Total assets	2,885,323	2,775,174

CONSOLIDATED BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY

As of December 31

$ 1,000	2008	2007
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	48,836	40,379
Accrued and other liabilities (of which $6,358 and $6,410 due to related parties in 2008 and 2007, see Note 18)	163,513	104,224
Income taxes payable	14,288	13,456
Current portion of long-term debt	25,000	—
Current portion of capital lease obligations	2,984	2,769
Deferred income taxes	7,754	4,903

Total current liabilities	262,375	165,731

Long-term liabilities
Long-term debt, net of current portion (of which $445,000 in 2008 and $450,000 in 2007 due to related parties, see Note 18)	920,000	950,000
Capital lease obligations, net of current portion	29,718	33,017
Deferred income taxes	212,589	225,893
Other (of which $1,391 due to related party in 2008, see Note 18)	6,797	8,405

Total long-term liabilities	1,169,104	1,217,315

Minority interest	—	553

Commitments and Contingencies (Note 16)
Shareholders’ equity
Preference shares, EUR 0.01 par value, authorized – 450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, EUR 0.01 par value, authorized – 40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, EUR 0.01 par value, authorized – 410,000,000 shares, issued and outstanding – 197,839,113 and 195,335,076 shares at December 31, 2008 and 2007 respectively	2,212	2,175
Additional paid-in capital	958,665	925,597
Retained earnings	477,812	388,779
Accumulated other comprehensive income	15,155	75,024

Total shareholders’ equity	1,453,844	1,391,575

Total liabilities and shareholders’ equity	2,885,323	2,775,174

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31

$ 1,000	2008	2007	2006
Net sales	892,975	649,774	465,778
Cost of sales	293,285	216,227	147,303

Gross profit	599,690	433,547	318,475

Operating expenses
Research and development	97,331	64,935	41,560
Sales and marketing	227,408	164,690	115,942
General and administrative, integration and other	113,936	87,178	56,087
Acquisition related intangible amortization	14,368	7,711	2,085
Purchased in-process research and development	985	25,900	2,200

Total operating expenses	454,028	350,414	217,874

Income from operations	145,662	83,133	100,601

Other income (expense)
Interest income	9,511	19,509	16,359
Interest expense	(37,527)	(31,455)	(11,918)
Other income, net	1,640	4,539	1,026

Total other (expense) income	(26,376)	(7,407)	5,467

Income before provision for income taxes and minority interest	119,286	75,726	106,068
Provision for income taxes	29,762	25,555	35,529
Minority interest	491	49	—

Net income	89,033	50,122	70,539

Basic net income per common share	0.45	0.30	0.47
Diluted net income per common share	0.44	0.28	0.46
Shares used in computing basic net income per common share	196,804	168,457	149,504

Shares used in computing diluted net income per common share	204,259	175,959	153,517

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholders’
$ 1,000 (except shares)	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance at December 31, 2005	148,455,864	1,513	157,796	274,200	16,948	450,457

Net income	—	—	—	70,539	—	70,539
Unrealized loss, net on hedging contracts	—	—	—	—	(539)	(539)
Realized loss, net on hedging contracts	—	—	—	—	2,122	2,122
Unrealized loss, net on marketable securities	—	—	—	—	(1,565)	(1,565)
Translation adjustment	—	—	—	—	24,473	24,473
Comprehensive income	—	—	—	—	—	95,030
Transition adjustment to pension liability upon adoption of new accounting standard, net of deferred taxes	—	—	—	—	(204)	(204)
Stock issued for acquisition	125,000	2	1,846	—	—	1,848
Common stock issuances under employee stock plan	1,586,676	20	10,986	—	—	11,006
Tax benefit of employee stock plan	—	—	7,385	—	—	7,385
Share-based compensation	—	—	326	—	—	326
Proceeds from subscription receivable	—	—	317	—	—	317

Balance at December 31, 2006	150,167,540	1,535	178,656	344,739	41,235	566,165

Net income	—	—	—	50,122	—	50,122
Unrealized gain, net on hedging contracts	—	—	—	—	903	903
Realized loss, net on hedging contracts	—	—	—	—	611	611
Unrealized loss, net on marketable securities	—	—	—	—	(504)	(504)
Realized gain, net on marketable securities	—	—	—	—	(1)	(1)
Unrealized gain, net on pension	—	—	—	—	47	47
Translation adjustment	—	—	—	—	32,733	32,733
Comprehensive income	—	—	—	—	—	83,911
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082)	—	(6,082)
Stock issued for the acquisition of eGene Inc.	870,444	12	15,598	—	—	15,610
Stock issued for the acquisition of Digene Corporation	39,618,164	563	635,388	—	—	635,951
Equity awards issued in connection with the Digene acquisition	—	—	33,212	—	—	33,212
Common stock issuances under employee stock plans	4,678,928	65	42,217	—	—	42,282
Tax benefit of employee stock plans	—	—	9,944	—	—	9,944
Share-based compensation	—	—	8,982	—	—	8,982
Proceeds from subscription receivables	—	—	1,600	—	—	1,600

Balance at December 31, 2007	195,335,076	2,175	925,597	388,779	75,024	1,391,575

Net income	—	—	—	89,033	—	89,033
Unrealized loss, net on hedging contracts	—	—	—	—	(3,920)	(3,920)
Realized gain, net on hedging contracts	—	—	—	—	533	533
Realized loss, net on marketable securities	—	—	—	—	(780)	(780)
Unrealized gain, net on pension	—	—	—	—	65	65
Translation adjustment	—	—	—	—	(55,767)	(55,767)

Comprehensive income	—	—	—	—	—	29,164
Stock issued for the acquisition of eGene Inc.	16,860	1	301	—	—	302
Stock issued for the acquisition of Corbett	218,504	3	4,231	—	—	4,234
Common stock issuances from conversion of warrants	395,417	5	4,995	—	—	5,000
Common stock issuances under employee stock plans	1,873,256	28	13,427	—	—	13,455
Tax benefit of employee stock plans	—	—	(662)	—	—	(662)
Share-based compensation	—	—	9,791	—	—	9,791
Proceeds from subscription receivables	—	—	985	—	—	985

BALANCE AT DECEMBER 31, 2008	197,839,113	2,212	958,665	477,812	15,155	1,453,844

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

$ 1,000	2008	2007	2006
Cash Flows From Operating Activities
Net income	89,033	50,122	70,539
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	42,618	31,257	21,818
Amortization of purchased intangible assets	63,086	31,326	8,220
Purchased in-process research and development	985	25,900	2,200
Non-cash acquisition related costs	5,869	2,839	4,745
Share-based compensation:
Share-based compensation expense	9,791	8,982	326
Excess tax benefits from share-based compensation	(1,775)	(9,944)	(7,385)
Deferred income taxes	(17,694)	(1,654)	5,210
Other	(843)	1,809	889
Net changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(19,078)	(21,378)	(3,275)
Income taxes receivable	4,705	(7,598)	(5,385)
Inventories	(30,371)	(8,738)	(4,202)
Prepaid expenses and other	(396)	(4,604)	1,238
Other assets	4,975	(887)	(1,662)
Increase (decrease) in:
Accounts payable	5,753	956	2,720
Accrued and other liabilities	19,081	(23,539)	1,523
Income taxes payable	(3,110)	7,534	525
Other	369	2,428	3,435

Net cash provided by operating activities	172,998	84,811	101,479

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(39,448)	(34,492)	(28,995)
Proceeds from sale of equipment	1,233	715	1,256
Purchases of intangible assets	(18,469)	(24,122)	(6,358)
Purchases of investments	(4,175)	(747)	—
Collections of note receivable in connection with disposed synthetic DNA business unit	—	5,106	652
Purchases of marketable securities	—	(45,444)	(56,606)
Sales of marketable securities	2,313	299,005	20,000
Investment in unconsolidated subsidiary	—	—	(42)
Cash paid for acquisitions, net of cash acquired	(150,531)	(859,692)	(95,379)
Loan to related party	(1,441)	—	—

Net cash used in investing activities	(210,518)	(659,671)	(165,472)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years ended December 31

$ 1,000	2008	2007	2006
Cash Flows From Financing Activities
Proceeds from debt	—	780,018	295,022
Repayment of debt	(5,000)	(337,811)	(9,825)
Principal payments on capital leases	(2,995)	(1,979)	(745)
Proceeds from subscription receivables	985	1,600	317
Excess tax benefits from share based compensation	1,775	9,944	7,385
Issuance of common shares under employee stock plans	13,455	42,282	11,006
Issuance of common shares under exercise of warrant	5,000	—	—
Other financing activities	(451)	—	—

Net cash provided by financing activities	12,769	494,054	303,160

Effect of exchange rate changes on cash and cash equivalents	10,744	(2,231)	(510)
Net (decrease) increase in cash and cash equivalents	(14,007)	(83,037)	238,657
Cash and cash equivalents, beginning of year	347,320	430,357	191,700

Cash and cash equivalents, end of year	333,313	347,320	430,357

Supplemental Cash Flow Disclosures
Cash paid for interest	36,460	30,531	24,289
Cash paid for income taxes	39,475	14,234	36,384
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	141	59	175

Issuance of common shares in connection with acquisitions	4,536	651,561	1,847

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

Quality is Key.

"QIAGEN offers more than 500 different Sample& Assay Technologies, including an increasing number of such products which are also used in molecular diagnostics. QIAGEN's manufacturing engine comprises multiple disciplines in various locations around the globe, from biochemical synthesis through buffer filling to assembly of kits. One aspect is at the core of all of our departments: compliance with the best quality and regulatory requirements to constantly ensure the highest performance of every single product – a value QIAGEN is so well known for. Our commitment to constantly maintain the highest levels of quality rests on two pillars: state-of-the art equipment and – even more important – highly qualified, passionate employees."

DR. OLIVER DICK, SENIOR DIRECTOR OPERATIONS EUROPE AND THOMAS KLUETZ, ASSOCIATE DIRECTOR BIOLOGICAL PRODUCTION

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

To our Shareholders

The Supervisory Board thanks the Executive Committee and all QIAGEN’s employees for their significant contributions to QIAGEN’s success in 2008. In addition, we would also like to thank our partners and customers for their commitment and their trust in QIAGEN.

2008 was a very successful year for the Company, where we significantly increased our technology and market leadership in sample and assay technologies in all our customer segments. Very important milestones in 2008 were the acquisitions of Corbett Life Science Pty. Ltd and the BioSystems business from Biotage AB. The acquisition of Corbett provided us with the world’s first rotary real-time PCR cycler system, an excellent complement to QIAGEN’s portfolio of current and future molecular testing solutions, including our modular processing platform QIAsymphony. The acquisition of Biotage’s BioSystems business added a fundamental technology in next generation sequencing, Pyrosequencing for applications including Epigenetics in research and molecular diagnostics as well as multiplex analysis in genetic and pathogen detection. The successes reported in this annual report reflect how we further implemented our growth strategy which is based primarily on organic growth complemented by targeted acquisitions.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, and human resources management.

In particular and as defined by the Dutch Corporate Governance Code, the Supervisory Board discussed the corporate strategy, the risks of the business and the result of the assessment by the Managing Board of the structure and operation of the internal risk management and control systems as well as any significant changes thereto.

In addition, the Supervisory Board discussed its current and desired profile, composition and competence as well as its performance and that of its individual members. In its discussions, the Supervisory Board came to the conclusion that the Managing Board and the Supervisory Board functioned properly and that its current profile, composition and the competence of its members are appropriate.

The Supervisory Board further reviewed the performance of the Managing Board and the performance of its individual members with and also in the absence of the members of the Managing Board. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Company’s Remuneration Policy approved by the Annual General Meeting held on June 14, 2005.

Compensation of the members of the Managing Board consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation as well as pension plans. The Remuneration Policy and the various aspects of the compensation of the Managing Board are described in greater detail in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates. The charters are published on QIAGEN’s website. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings and the main items discussed, the independence of its members and their remuneration as well as other information on the Supervisory Board can be found in the Corporate Governance Report which is an integral part of this Annual Report.

The Supervisory Board met five times during the course of 2008 with regular attendance of the members of the Managing Board. We are pleased to report very high attendance at our meetings – none of the members of the Supervisory Board has been frequently absent from the Supervisory Board meetings in 2008. The personal data and other board positions held by the members of the Supervisory Board are set forth in the Corporate Governance Report. All members of the Supervisory Board fulfil the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market and the Dutch Corporate Governance Code, with the exception of Dr. Metin Colpan, due to his former position as CEO of the Company. Additional information on how the duties of the committees of the Supervisory Board have been carried out in the financial year 2008 can be found in the Corporate Governance Report.

QIAGEN N.V. is a company under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all shareholders and has always placed the highest standards on its Corporate Governance principles. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the 40 recommendations made in the report of the Netherlands’ Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004. It is the Company’s policy to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code, although some minor deviations may result from effects such as legal requirements imposed on QIAGEN, or industry standards.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where the Company’s common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s common shares have been listed since 1997. QIAGEN provides detailed disclosure regarding compliance with the German and the Dutch Corporate Governance Code in the Corporate Governance Report.

All Company operations are believed to be carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. Federal Securities Law and Regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz. The common shares of the Company are registered and traded in the United States of America on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2008 earnings to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for the year 2008 are presented as prepared by the Managing Board, audited by Ernst&Young LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board.

The term of office of the members of the Supervisory Board expires as of the close of the Annual General Meeting of Shareholders of QIAGEN N.V. to be held on June 24, 2009. Prof. Dr. Detlev H. Riesner, Dr. Werner Brandt. Dr. Metin Colpan, Erik Hornnaess, Prof. Dr. Manfred Karobath, and Heino von Prondzynski will stand for re-election. Prof. Dr. jur. Carsten P. Claussen has agreed to continue to serve as Special Advisor and Honorary Chairman.

The Supervisory Board proposed during the joint meeting of members of the Supervisory Board and Managing Board that the members of the Managing Board be re-elected at the Annual General Meeting of Shareholders on June 24, 2009.

Venlo, the Netherlands, April 2009

Prof. Dr. Detlev H. Riesner
Chairman of the Supervisory Board

Corporate Governance Report

This section contains an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the “Code”). The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Code contains a set of principles and a number of best practice provisions, creating a set of standards governing the conduct of the members of the Managing Board, the Supervisory Board and the shareholders.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization to these new rules.

CORPORATE STRUCTURE

QIAGEN is a ‘Naamloze Vennootschap’ (“N.V.”), a Dutch limited liability company similar to a ‘Corporation’ (Inc.) in the United States. QIAGEN has a two-tiered board structure. QIAGEN is managed by a Managing Board, which is supervised and advised by a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

MANAGING BOARD

The Managing Board is responsible for the management and the general affairs of QIAGEN as well as defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors of QIAGEN.

Currently, our Managing Board consist of the following individuals:

MANAGING BOARD

NAME	AGE[1]	POSITION
Peer M. Schatz	43	Managing Director, Chief Executive Officer
Roland Sackers	40	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	48	Managing Director, Senior Vice President, Research and Development
Bernd Uder	51	Managing Director, Senior Vice President, Global Sales

[1]	As of January 26, 2009

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2008.

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, which has been drafted taking into account the principles and best practice provisions of the Code, be determined by the Supervisory Board, on a proposal by its Compensation Committee. The current Remuneration Policy was adopted by the General Meeting on June 14, 2005.

The remuneration granted to the members of the Managing Board in 2008 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Managing Board members’ commitment to QIAGEN and its objectives.

MANAGING BOARD – COMPENSATION

Year ended December 31, 2008

	Annual Compensation
$	Fixed Salary	Variable Cash Bonus	Other¹	Total
Peer M. Schatz	1,238,000	533,000	2,000	1,773,000
Roland Sackers	529,000	274,000	44,000	847,000
Dr. Joachim Schorr	353,000	176,000	25,000	554,000
Bernd Uder	353,000	176,000	15,000	544,000

¹	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported in 2008 for the officer.

MANAGING BOARD – LONG-TERM COMPENSATION

Year ended December 31, 2008

	Long-Term Compensation
	Defined Contribution Benefit Plan in $	Stock Options	Restricted Stock Units
Peer M. Schatz	86,000	103,113	258,678
Roland Sackers	77,000	33,638	84,386
Dr. Joachim Schorr	27,000	16,020	40,190
Bernd Uder	50,000	15,214	38,167

Further details on the Remuneration Policy and its implementation during the fiscal year 2008 are disclosed in the Remuneration Report of the Compensation Committee which is published on the Company’s website at www.qiagen.com.

SUPERVISORY BOARD

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2008, the Supervisory Board had five (5) regular meetings which were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Supervisory Board require the approval of the Supervisory Board plenum. In 2008, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient.

Currently, the Supervisory Board consists of the following members:

SUPERVISORY BOARD

NAME	AGE	POSITION
Prof. Dr. Detlev H. Riesner	67	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	55	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	53	Supervisory Director
Erik Hornnaess	71	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	67	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	59	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur. Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

PROFESSOR DR. DETLEV H. RIESNER,

67, is a co-founder of the Company. Professor Riesner has served as member of the Supervisory Board of QIAGEN GmbH since 1984 and acted as its Chairman until 1988. In 1999 he was appointed Chairman of the Supervisory Board of QIAGEN N.V. and in 2005 he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007 he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, lecturer in Biophysical Chemistry at Hanover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hanover Institute of Technology and his Ph.D. from the University of Braunschweig, with postgraduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics GmbH, Erkrath and Evocatal GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada and Alberta Prion Research Institute, Canada.

DR. WERNER BRANDT,

55, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his doctorate in business administration at the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany, from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druck-maschinen AG.

DR. METIN COLPAN,

53, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. He has been on the Company’s Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

ERIK HORNNAESS,

71, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden, from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories’ European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice President of the European Diagnostic Manufacturers Association (EDMA), Brussels, in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

PROFESSOR DR. MANFRED KAROBATH,

67, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Department of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Department of Psychiatry where he became professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first in drug discovery, and later he became Senior Vice President and head of R&D Switzerland. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

HEINO VON PRONDZYNSKI,

59, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is Chairman of BBMedtech and a director of Koninklijke Philips Electronics NV, Epigenomics, CARIDIAN BCT and Hospira, Inc.

PROFESSOR DR. JUR. CARSTEN P. CLAUSSEN,

81, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Nord-deutsche Landesbank, Hanover, and Chairman of the Hanover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach&v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Kleve, and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates. The charters are published on QIAGEN’s website.

Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems, and to be directly responsible for the proposal of the external auditor to the Supervisory Board which proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and to provide an open avenue of communication with the external auditor as well as the Management Board and the Supervisory Board. QIAGEN’s internal audit department operates under the direct responsibility of the Audit Committee. The Audit Committee consists of three members: Dr. Brandt (Chairman), Mr. von Prondzynski, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as that term is defined in the provision III.3.2 and III.5.7 of the Code. The Audit Committee met seven (7) times in the fiscal year 2008, of which one meeting took place together with the external auditor and without the members of the Managing Board. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of the fees for such services. Further, it reviewed QIAGEN’s compliance with laws and policies such as the Code of Conduct; discussed the performance of the external auditor with management; discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor; and discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the external auditor and management and observed and discussed the development of accounting standards and their effects on QIAGEN’s financial statements. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the external auditor QIAGEN’s quarterly reports prior to their release to the press; and reviewed the quarterly and annual reports prepared under US-GAAP (reported on Forms 6-K and 20-F) to be filed with the Securities and Exchange Commission in the United States and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

The Compensation Committee consists of two members: Mr. Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met thirteen (13) times in the fiscal year 2008. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application including stock rights or stock option grants on a monthly basis.

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and Managing Board, as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board and the functioning of their individual members. The Selection and Appointment Committee is chaired by Professor Riesner with Mr. Hornnaess acting as vice chairman. The other members are individually involved on a case-by-case basis. The Selection and Appointment Committee did not convene in 2008.

The Supervisory Board compensation for 2008 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board EUR 30,000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board EUR 20,000

•	Vice Chairman of the Supervisory Board EUR 5,000

•	Chairman of the Audit Committee EUR 15,000

•	Chairman of the Compensation Committee EUR 10,000

•	Fee payable to each member of the Audit Committee EUR 7,500

•	Fee payable to each member of the Compensation Committee EUR 5,000

•	Members of the Supervisory Board also receive EUR 1,000 for attending the Annual General Meeting and EUR 1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive EUR 1,000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share, provided that such remuneration will not exceed EUR 5,000 per year.

In detail, the compensation of the Supervisory Board members for 2008 consists of the following components:

SUPERVISORY BOARD – COMPENSATION AS OF JANUARY 26, 2009

$	Fixed Remuneration	Chairman / Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Prof. Dr. Detlev H. Riesner	44,000	29,000	12,000	—	7,000	92,000
Dr. Werner Brandt	44,000	22,000	6,000	—	7,000	79,000
Dr. Metin Colpan	44,000	—	12,000	—	7,000	63,000
Erik Hornnaess	44,000	22,000	9,000	11,000	7,000	93,000
Prof. Dr. Manfred Karobath	44,000	—	12,000	7,000	7,000	70,000
Heino von Prondzynski	44,000	—	13,000	11,000	7,000	75,000

Supervisory Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2008, the following options or other share-based compensation were granted to the members of the Supervisory Board.

SUPERVISORY BOARD – SHARE-BASED COMPENSATION

	2008 Grants
Year ended December 31, 2008	Stock Options	Restricted Stock Units
Prof. Dr. Detlev H. Riesner	1,389	3,486
Dr. Werner Brandt	1,389	3,486
Dr. Metin Colpan	1,389	3,486
Erik Hornnaess	1,389	3,486
Prof. Dr. Manfred Karobath	1,389	3,486
Heino von Prondzynski	1,389	3,486

In 2004 QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services subject to adjustment. During 2008 QIAGEN paid approximately $234,000 to Dr. Colpan for scientific consulting services including travel reimbursements under this agreement.

SHARE OWNERSHIP

The following table sets forth certain information as of January 26, 2009 concerning the ownership of Common Shares by the members of the Managing Board and the Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

SHARE OWNERSHIP

Name and Country of Residence	Shares Beneficially Owned[1]		Percent Ownership[2]
Peer M. Schatz, Germany	1,482,064	[3]	0.75%
Roland Sackers, Germany	0	[4]	*
Dr. Joachim Schorr, Germany	0	[5]	*
Bernd Uder, Germany	0	[6]	*
Prof. Dr. Detlev H. Riesner, Germany	1,952,068	[7]	0.99%
Dr. Werner Brandt, Germany	800		*
Dr. Metin Colpan, Germany	4,938,703	[8]	2.50%
Erik Hornnaess, Spain	10,000	[9]	*
Professor Dr. Manfred Karobath, UK	0	[10]	*
Heino von Prondzynski, Switzerland	0		*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 26, 2009.

[1]

The number of Common Shares issued and outstanding as of January 26, 2009 was 197,870,057. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.

[2]

Does not include Common Shares subject to options or awards held by such persons at January 26, 2009. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table. exercisable or that could become exercisable within 60 days of the date of this table.

[3]

Does not include 2,470,614 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $22.430 per share. Options expire in increments during the period between May 2009 and February 2018.

[4]

Does not include 214,558 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2018.

[5]

Does not include 188,150 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $8.940 to $22.430 per share. Options expire in increments during the period between October 2011 and February 2018.

[6]

Does not include 136,588 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2018.

[7]

Does not include 91,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between January 2010 and April 2018. Prof. Riesner also has the option to purchase 82,302 Common Shares through Thomé Asset Management & Controlling. Includes 1,952,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

[8]

Does not include 976,797 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between May 2009 and April 2018. Includes 4,138,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 330,566 Common Shares through Thomé Asset Management & Controlling.

[9]

Does not include 96,647 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between January 2010 and April 2018.

[10]

Does not include 90,647 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between January 2010 and April 2018.

The following table sets forth the vested and unvested options of the Managing Board and Supervisory Board members as of January 26, 2009:

VESTED AND UNVESTED OPTIONS OF THE MANAGING BOARD AND SUPERVISORY BOARD MEMBERS AS OF JANUARY 26, 2009

	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices in $	Total Unvested Stock Awards
Peer M. Schatz	2,398,059	179,481	5/2009 to 2/2018	4.590 to 22.430	576,853
Roland Sackers	203,346	45,311	3/2011 to 2/2018	11.985 to 22.430	181,671
Dr. Joachim Schorr	177,127	27,386	10/2011 to 2/2018	8.940 to 22.430	87,545
Bernd Uder	125,758	26,732	3/2011 to 2/2018	11.985 to 22.430	86,153
Prof. Dr. Detlev H. Riesner	91,314	2,684	1/2010 to 4/2018	6.018 to 22.430	8,873
Dr. Werner Brandt	0	1,389	4/2018	22.430	3,486
Dr. Metin Colpan	976,797	2,684	5/2009 to 4/2018	6.018 to 22.430	8,873
Erik Hornnaess	96,647	2,684	1/2010 to 4/2018	6.018 to 22.430	8,873
Prof. Dr. Manfred Karobath	90,647	2,684	1/2010 to 4/2018	6.018 to 22.430	8,873
Heino von Prondzynski	0	1,389	4/2018	22.430	3,486

SHAREHOLDERS

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands each year, no later than six months following the end of the Company’s fiscal year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders representing at least 10% of the Company’s issued share capital. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 1% of the issued share capital or the shares that they hold represent a market value of at least €50 million. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the date of the meeting. The notice convening a General Meeting accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions.

THE AUDIT OF FINANCIAL REPORTING

The external auditor is appointed annually by the General Meeting. The Audit Committee recommends to the Supervisory Board the external auditor to be proposed for (re)appointment by the General Meeting. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditors. The external

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. At the Annual General Meeting in 2008 Ernst&Young Accountants were appointed as external auditor for the Company for the fiscal year 2008.

SHARE-BASED COMPENSATION

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans.

The Company had approximately 17.9 million shares of common stock reserved and available for issuance under this plan at December 31, 2008

STOCK OPTIONS

During the year ended December 31, 2008 the Company granted 432,725 stock options. A summary of the status of the Company’s employee stock options as of December 31, 2008 and changes during the year then ended is presented below:

EMPLOYEE STOCK OPTIONS AS OF DECEMBER 31, 2008

	Number of Shares	Weighted Average Exercise Price in $	Weighted Average Contractual Term	Aggregate Intrinsic Value in $
Outstanding at January 1, 2008	11,362,641	13.633
Granted	432,725	20.339
Exercised	(1,340,914)	9.923
Forfeited and cancelled	(179,456)	21.116
Outstanding at December 31, 2008	10,274,996	14.261	4.53	52,206,322
Exercisable at December 31, 2008	9,599,027	13.914	4.23	51,898,358
Vested and expected to vest at December 31, 2008	10,219,845	14.239	4.51	52,178,386

RESTRICTED STOCK UNITS

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. A summary of the Company’s restricted stock units as of December 31, 2008 and changes during the year is presented below:

RESTRICTED STOCK UNITS

	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value in $
Outstanding at January 1, 2008	1,585,558
Granted	804,566
Vested	(388,342)
Forfeited and cancelled	(93,621)
Outstanding at December 31, 2008	1,908,161	3.19	33,507,306
Vested and expected to vest at December 31, 2008	1,636,766	3.01	28,741,614

RISK MANAGEMENT

The Company has identified various risk factors for its business which are set forth in detail in the 2008 Form 20-F. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are as follows:

RISK MANAGEMENT – GROUPS AND FUNCTIONS

Functional Group	Risk Management Focus
Corporate Strategy	Monitoring of competitive threats to the business

Intellectual Property and Licensing	Monitoring of intellectual property infringements and recommendations to enhance the Company’s IP protection through new patents

Operations, Engineering and QA/QC	Monitoring of production risks (i.e. – contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations)

Health, Safety and Environment	Monitor safety in operations and environmental hazard risks

Sales and Business Development	Monitor demand risks

Legal	Monitor legal exposures

The senior level individuals who manage the aforementioned functional groups report either to the Chief Executive Officer or to another Executive Committee member, who, in conjunction with the Chief Financial Officer, makes strategic determinations as to the proper risk management procedures to be employed by the Company, based on their assessment of the level of these risks.

In 2008, QIAGEN has established a Compliance Committee under the leadership of the Company’s CFO in his function as Chief Compliance Officer, which consists of senior level individuals from the Company’s departments of Human Resources, Internal Audit, SEC Reporting, Legal and Regulatory who, inter alia, perform an assessment of legal and regulatory risks and initiate any required corrective actions on a quarterly basis.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

As a publicly listed Company in the United States, QIAGEN is subject to Sections 302 and 404 of the Sarbanes Oxley Act. The Company has enacted internal controls and procedures over its financial reporting in 2006, as described in more detail in item 15 of QIAGEN’s 2008 Annual Report on Form 20-F. In its report on its audit of the Company’s internal controls over financial reporting, the independent registered public accounting firm Ernst & Young expressed the opinion that QIAGEN has maintained in all material respects effective internal control over financial reporting as of December 31, 2008, under the applied criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission.

At least once a year, the Supervisory Board will discuss the corporate strategy and the risks of the business as well as the result of the assessment by the Managing Board and the Audit Committee of the structure and operation of the internal risk management and control systems and any significant changes thereto.

WHISTLEBLOWER POLICY AND CODE OF CONDUCT

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct, including business principles for our employees and rules of conduct, was adopted. The Code of Conduct can be found on our website.

ANTI-TAKEOVER MEASURES

In 2004, the Company granted an option to a Foundation (Stichting) which allows the Foundation to acquire preference shares from the Company if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. The Foundation must act in the interest of the Company and the interests of the Company’s stakeholders when exercising the option and exercising its voting rights on such shares.

COMPLY OR EXPLAIN

The Company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the General Meeting. QIAGEN continues to seek ways to improve its corporate governance by measuring itself against international best practice. QIAGEN will consider the changes to the Code which are in effect as of January 1, 2009 for fiscal years starting in 2009 and make any required adjustment to its reporting.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. Pursuant to the Decree of December 23, 2004, on the adoption of further regulations regarding the contents of the Annual Report, however, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply certain principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons for this.

In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provisions. However, a few best practice provisions we prefer not to apply, due to the international character of our Company and to the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

The members of the Managing Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. The employment agreements of the Managing Directors with the Company have an indefinite term, but can be terminated with three months notice by the Managing Director and with six months notice by the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a term deviating from the term set forth in the employment agreements with the Company (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.2.1 recommends that options to acquire shares are a conditional remuneration component and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date. Further, best practice provision II.2.2 provides that if a company grants unconditional options to management board members, it shall apply performance criteria.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s common shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criterion” that must be fulfilled for these options.

3.	Best practice provision II.2.3 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

The members of the Managing Board are granted restricted stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent on the achievement of predefined performance goals. Restricted stock units are usually structured such that 40% of a grant vests after three years, 50% after five years and the remaining 10% after ten years.

4.	Best practice provision II.2.6 recommends that the supervisory board shall draw up regulations concerning ownership of and transactions in securities in Dutch listed companies by management board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A management board member

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

Since QIAGEN is a company that is not listed in the Netherlands we do not see a conflict with potential trades by Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United States regarding the ownership and transactions by Managing Board members in QIAGEN shares, the compliance of which we consider sufficient.

5.	Pursuant to best practice provision II.2.7 the maximum remuneration in the event of dismissal of a management board member is one year’s salary (the ‘fixed’ remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1. above (best practice provision II.1.1), the Managing Board members have, in addition to their employment agreement with the Company, entered into employment agreements with certain QIAGEN affiliates which have a term of 24 months and 36 months respectively. In the case of a termination of such agreements without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate such Managing Board member for the remaining term of his employment agreement.

6.	Best practice provision III.7.1 recommends that a supervisory board member should not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of its Supervisory Board as a remuneration component since its establishment. Since 2007, members of the Supervisory Board were granted restricted stock units also. This practice is in compliance with international business practice in our industry and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

7.	Best practice provision III.7.3 recommends that the supervisory board shall adopt a set of regulations containing rules governing ownership of and transactions in securities by supervisory board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A supervisory board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A supervisory board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

See our statement in item 4 above to best practice provision II.2.6.

8.	Best practice provision II.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three 4-year terms.

The chairman of the Supervisory Board, Prof. Riesner has been a member of the Supervisory Board of QIAGEN NV since its establishment in 1996. As a co-founder, and based on his in-depth knowledge of the company and our industry, his scientific expertise and due to his excellent connections in the scientific community, QIAGEN strongly supports Prof. Riesner’s re-appointment beyond the 12-year term as recommended by the Code.

9.	Pursuant to best practice provision IV.1.1, a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

QIAGEN’s Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

10.	Best practice provision IV.1.7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings.

QIAGEN does not make use of a registration date. All of QIAGEN’s shares are registered shares and all shareholders are welcome to a General Meeting, provided that a shareholder needs to inform the Company of his intention to do so by the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the same effect as a registration date, although a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meeting to shareholders.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Shares

Molecular Diagnostics

Pharmaceutical Industry

Life Science Research

Financial Statements

Report of the Supervisory Board

Corporate Governance

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law (AktG) or state the deviations recorded in the period. QIAGEN N.V. is a company organized under the laws of the Netherlands and subject to laws, rules and regulations in the Netherlands and in addition is listed at the NASDAQ. As such, QIAGEN’s compliance with the German Corporate Governance Code is dependent on such code’s compatibility with these foreign laws, rules, regulations and customs, to which QIAGEN is subject. QIAGEN hereby declares compliance with the German Corporate Governance Code with the following exceptions:

1.	ITEM 4.2.2 PARAGRAPH 1

At the proposal of the committee dealing with Management Board contracts, the full Supervisory Board shall resolve and regularly review the Management Board compensation system including the main contract elements.

In accordance with the applicable Dutch law, the remuneration of the members of the Managing Board of QIAGEN is determined by the Supervisory Board, on a proposal by its Compensation Committee, with due observance of the Remuneration Policy which was adopted by the General Meeting of shareholders on June 14, 2005.

2.	ITEM 4.2.3 PARAGRAPH 3

In particular, company stocks with a multi-year blocking period, stock options or comparable instruments (e.g. phantom stocks) serve as variable compensation components with long-term incentive effect and risk elements. Stock options and comparable instruments shall be related to demanding, relevant comparison parameters. Changing such performance targets or comparison parameters retroactively shall be excluded. For extraordinary, unforeseen developments a possibility of limitation (cap) shall be agreed by the Supervisory Board.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is 2% higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Such option rights are subject to multi-year vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these instruments unless they succeed in increasing shareholder value on a long-term basis. For those reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms as the most appropriate parameters for the stock options granted to the members of the Managing Board.

3.	ITEM 4.2.3 PARAGRAPH 4 AND 5

In concluding Management Board contracts, care shall be taken to ensure that payments made to a Management Board member on premature termination of his contract without serious cause do not exceed the value of two years’ compensation (severance payment cap) and compensate no more than the remaining term of the contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and if appropriate also the expected total compensation for the current financial year.

Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control shall not exceed 150% of the severance payment cap.

The employment agreements of the Managing Directors of the Company have an indefinite term, but can be terminated with three months’ notice by the Managing Director and with six months’ notice by the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a longer term (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months) set forth in the employment agreements with the Company. In the event of a termination of such agreements without serious cause as defined by the applicable law, the Company would remain obliged to compensate such Managing Board Member for the remaining term of his agreement. The Company believes that these agreements are appropriate due to the long tenures of the Managing Board members.

There are no arrangements for early retirement of the Managing Board members. In the event of the sale or the transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions including a merger, consolidation or a transfer of shares to a third party, the members of the Managing Board are entitled to a change of control bonus payment commensurate to a multiple (Peer M. Schatz 5 times, Roland Sackers 3 times, Bernd Uder and Joachim Schorr 2 times) of their annual salary (fixed payment plus annual bonus).

Glossary

A

Agarose gel electrophoresis A method used in biochemistry and molecular biology to separate DNA, or RNA molecules by size. This is achieved by moving negatively charged nucleic acid molecules through an agarose matrix with an electric field (electrophoresis). Shorter molecules move faster and migrate farther than longer ones.

Amplification A mechanism leading to multiple copies of a chromosomal region within a chromosome arm. There are a lot of technologies being used to amplify genomics information. The most popular technology today is the Polymerase Chain Reaction (PCR) using heat-stable polymerase enzymes.

Avian flu “Avian influenza” (also known as bird flu, avian flu, influenza virus A flu, type A flu, genus A flu) is caused by an influenza A virus (subtype H5N1). It is hosted by birds, but may infect several species of mammals.

B

Biomarker Refers to e.g. proteins which indicate a relevant biological condition (e.g., disease or predisposition to a disease).

Biomedical research Involves thorough investigation of any matter related to the domain of living or biological systems. Usually biomedical denotes a greater stress on problems related to human health and diseases.

Bluetongue disease Also called catarrhal fever, is a non-contagious, insect-borne viral disease of ruminants, mainly sheep and less frequently of cattle, goats, buffalo, deer, dromedaries and antelope.

Bovine Viral Diarrhea BVD, a viral disease (caused by a pest virus), which, although it primarily affects cows, can also affect other ruminants (sheep, goats, wild ruminants). Worldwide, BVD causes considerable economic losses every year, therefore various countries have decided to actively fight or even eliminate the disease.

C

Capillar electrophoresis (CE) Also known as capillary zone electrophoresis (CZE), can be used to separate ionic species by their charge and frictional forces. In traditional electrophoresis, electrically charged analytes move in a conductive liquid medium under the influence of an electric field. Introduced in the 1960s, the technique of capillary electrophoresis (CE) was designed to separate species based on their size to charge ratio in the interior of a small capillary filled with an electrolyte.

CE mark The CE mark (officially CE marking) is a mandatory safety mark on many products placed on the market in the European Economic Area (EEA).

Clinical trial Research studies. The most commonly performed clinical trials evaluate new drugs, medical devices, biologics, or other interventions to patients in strictly scientifically controlled settings, and are required for Food and Drug Administration approval of new therapies.

CT Chlamydia trachomatis, a pathogenic. (disease-causing) bacteria. Chlamydia infections are the most common bacterial sexually transmitted infections in humans and are the leading cause of infectious blindness worldwide.

Cytology The study of cells.

D

DNA Deoxyribonucleic acid. Macromolecule with a double helix structure built up from the four bases adenine, guanine, cytosine, and thymine. DNA transmits genetic information.

DNA methylation Type of chemical modification of DNA that can be inherited without changing the DNA sequence.

DNA sequencing The process used to obtain the sequential arrangement of nucleotides in the DNA.

Drug metabolism Drug metabolism is the chemical alteration of a drug by the body.

Drug target Target for clinically relevant or therapeutic molecules used to fight genetic disorders and disease.

E

Epigenetics A fundamental part of eukaryotic biology, and is perhaps most elegantly illustrated in the process of cellular differentiation, which allows cells to stably maintain different characteristics despite containing the same genomic material. The molecular basis of epigenetics involves modifications to DNA and the chromatin proteins that associate with it.

F

FDA The Food and Drug Administration (FDA) is an agency of the United States Department of Health and Human Services and is responsible for regulating food, dietary supplements, drugs, biological medical products, blood products, medical devices, radiation-emitting devices, veterinary products, and cosmetics in the United States.

Functional genomics Study of the functions of genes.

G

GC Neisseria gonorrhoeae, also known as Gonococci (plural), or Gonococcus (singular), is a species of Gram-negative kidney bean-shaped bacteria responsible for the sexually transmitted disease gonorrhoea.

Gene expression Transfer of genetic information to its active form, usually from DNA via RNA (transcription) into protein (translation).

Gene expression profiling Determines which genetic information has been transferred to its active form.

Gene interaction The collaboration of several different genes in the production of one phenotypic character.

Gene silencing Repression of gene expression – especially using the recently discovered mechanism of RNAi (RNA interference). siRNA duplexes can be designed to target and repress expression of specific genes.

Gene therapy Use of DNA to replace or modify the function of faulty genes in a living organism in order to cure or prevent disease and genetic disorders.

Genetic modification (GM) Genetic engineering, and the now-deprecated gene splicing are terms for the process of manipulating genes, usually outside the organism’s normal reproductive process.

Genome The entire genetic information of an organism. In most organisms consists of DNA, in some viruses can consist of RNA.

Genomic DNA A representative sample of all the DNA in a genome.

Genomics The scientific study of genes and their role in an organism’s structure, growth, health, disease (and/ or resistance to disease, etc.).

Genotyping Genetic fingerprinting, DNA testing, DNA typing, and DNA profiling – Study or testing of variations in the genetic information among different individuals.

H

HDA Helicase dependent amplification. Isothermal amplification technology for nucleic acids.

High-throughput screening Testing of large numbers of samples per day, often simultaneously.

HIV Human immunodeficiency virus (HIV) is a retro-virus that can lead to acquired immunodeficiency syndrome (AIDS), a condition in humans in which the immune system begins to fail, leading to life-threatening opportunistic infections.

HLA Human leucocyte antigen, a gene product of the major histocompatibility complex; these antigens have been shown to have a strong influence on human organ transplantation, transfusions in refractory patients, and certain disease associations.

HPV Papillomaviruses are a diverse group of DNA-based viruses that infect the skin and mucous membranes of humans and a variety of animals. Approximately 130 human papillomavirus (HPV) types have been identified, Persistent infection with one of the 15 “high-risk” subtypes of sexually transmitted may lead to potentially precancerous lesions and can progress to invasive cancer. HPV infection is a necessary factor in the development of nearly all cases of cervical cancer.

I

Immunoassay Biochemical test that measures the concentration of a specific antibody in a biological liquid, typically serum or urine, using the reaction of an antibody or antibodies to its antigen. The assay takes advantage of the specific binding of an antibody to its antigen.

K

K-ras Kirsten rat sarcoma viral oncogene homolog also known as K-ras is a protein which in humans is encoded by the K-ras gene. While the protein product of the unmutated K-ras gene performs an essential function in normal tissue signaling, mutated K-ras genes are potent oncogenes that play a role in many cancers.

M

Metabolic enzyme A protein that catalyzes biochemical reactions in processes for the synthesis, modification, and breakdown of molecules (e.g. drugs) within a living organism. The metabolic enzyme pattern differs within individuals and provides a basis for the research of individual drug responses in patients.

Metabolic markers A molecular marker associated with a metabolic function.

Metabolic profiling The measurement of biochemical intermediates within a tissue in order to describe the functioning of metabolic pathways.

Metabolism The entire set of enzyme-catalyzed transformations of organic nutrient molecules (to sustain life) in living cells. Conversion of food and water into nutrients that can be used by the body’s cells, and the use of those nutrients by those cells (to sustain life, grow, etc.).

Metabolic pathway A series of chemical reactions occurring within a cell. In each pathway, a principal chemical is modified by chemical reactions. Enzymes catalyze these reactions, and often require dietary minerals, vitamins and other cofactors in order to function properly. Because of the many chemicals that may be involved, pathways can be quite elaborate. In addition, many pathways can exist within a cell. This collection of pathways is called the metabolic network.

Microarray Array of many macromolecules spotted onto a solid phase to allow interactions with target molecules in solution. For example, DNA oligonucleotides spotted onto a chip interact with target RNA molecules that hybridize to reveal the presence of certain species of RNA molecules in a mixed population.

microRNAs (miRNA) Single-stranded RNA molecules of about 21-23 nucleotides in length, which regulate gene expression. miRNAs are encoded by genes that are transcribed from DNA but not translated into protein (non-coding RNA).

Molecular biology The study of life processes at the molecular level, typically through the study of nucleic acids and proteins.

Molecular diagnostics The use of DNA, RNA, and proteins to test for specific states of health or disease.

Multiplex assay A multiplex assay is a type of laboratory procedure that performs multiple assays (dozens or more) concurrently.

N

Nucleic acid Single or double-stranded polynucleotide. RNA or DNA.

P

Pap smear The Papanicolaou test (also called Pap smear, Pap test, cervical smear, or smear test) is a cytology-based screening test screening test used in gynecology to detect premalignant and malignant (cancerous) processes in the ectocervix.

Pathogen A pathogen or infectious agent is a biological agent that causes disease or illness to its host.

PCR Polymerase chain reaction. The sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes.

Personalized medicine The use of information and data from a patient’s genotype, level of gene expression and/or other clinical information to stratify disease, select a medication, provide a therapy, or initiate a preventative measure that is particularly suited to that patient at the time of administration.

Pharmacogenetics The study of the association between genetics and response to drug therapy to select “the right medicine for the right patient”.

Pharmacogenomics Refers to the entire spectrum of genes that determine drug behavior and sensitivity. By analyzing the whole genome, pharmacogenomics is concerned with genetic effects on drugs themselves and with the genetic variances that contribute to the variable effects of drugs in different individuals.

Polymerases An enzyme that catalyzes the production of a nucleic acid strand by using an existing strand as a template – used in PCR and RT-PCR.

Predisposition A genetic predisposition is a genetic effect which influences the phenotype of an organism but which can be modified by the environmental conditions. Genetic testing is able to identify individuals who are genetically predisposed to certain health problems.

Protein expression The translation and post-translational processing of proteins.

Proteomics The scientific study of an organism’s proteins and their role in an organism’s structure, growth, health, disease (and/ or the organism’s resistance to disease, etc.).

Pyrosequencing Pyrosequencing is a method of DNA sequencing (determining the order of nucleotides in DNA) based on the “sequencing by synthesis” principle, which relies on detection of pyrophosphate release on nucleotide incorporation rather than chain termination with dideoxynucleotides.

R

Real-time PCR Polymerase chain reaction in real time. The sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes. Often used to measure the amount of a specific DNA molecule in a sample.

RNA Ribonucleic acid. Includes many types of biologically relevant molecules, especially mRNA (messenger RNA) which is copied from DNA and encodes proteins.

RNAi RNA Interference, is one methodology to cause gene silencing.

RT-PCR Reverse-transcriptase polymerase chain reaction. A technique that transcribes RNA molecules into DNA molecules, which are then amplified by PCR.

S

SARS Severe acute respiratory syndrome is an atypical pneumonia, caused by the SARS coronavirus (SARS CoV), a novel coronavirus.

siRNA Short interfering RNA, a specific short sequences of double-stranded RNA (dsRNA) of less than 30 base pairs.

Sensitivity A statistical measure of how well a test correctly identifies a condition, whether this is medical screening tests picking up on a disease, or quality control in factories deciding if a new product is good enough to be sold. The results of the screening test are compared to some absolute (Gold standard); for example, for a medical test to determine if a person has a certain disease, the sensitivity to the disease is the probability that if the person has the disease, the test will be positive. High sensitivity is required when early diagnosis and treatment is beneficial, and when the disease is infectious.

SNP Single nucleotide polymorphism. DNA sequence variation occurring when a single nucleotide (A, T, C, or G) in the genome differs between members of a species. Variations in the DNA sequences of humans can affect how humans develop diseases and respond to pathogens, chemicals, drugs, vaccines, and other agents. SNPs are also thought to be key enablers in realizing the concept of personalized medicine.

Specificity A statistical measure of how well a test correctly identifies the negative cases, or those cases that do not meet the condition under study. For example, given a medical test that determines if a person has a certain disease, the specificity of the test to the disease is the probability that the test indicates ‘negative’ if the person does not have the disease. H igh specificity is important when the treatment or diagnosis is harmful to the patient mentally and/or physically.

Swine flu Swine influenza (also called swine flu, hog flu, and pig flu) refers to influenza caused by any strain of the influenza virus endemic in pigs (swine). Strains endemic in swine are called swine influenza virus (SIV). The 2009 flu outbreak in humans that is widely known as “swine flu” is due to a new strain of influenza A virus subtype H1N1 that derives by reassortment from one strain of human influenza virus, one strain of avian influenza virus, and two separate strains of swine influenza virus.

Systems biology Combination of analytical results of various analytes to understand basic biological principles and interactions on a cellular level.

T

Tissue typing A procedure in which the tissues of a prospective donor and recipient are tested for compatibility prior to transplantation.

Transcriptome The set of all messenger RNA (mRNA) molecules or “transcripts”, produced in one or a population of cells.

V

VIA Visual inspection with acetic acid to recognize clinically normal (Acetic Acid Test Negative) from abnormal cervix (Acetic Acid Test Positive) to detect and treat cervical dysplasia in asymptomatic women, to prevent development of cervical cancer.

Trademarks

Registered names, trademarks, etc. used in this document, even when not specifically marked as such, are not to be considered unprotected by law.

TRADEMARKS

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States and in other countries include, inter alia: QIA®, QIAamp®, QIABRANE™, QIAcard®, QIAcube®, QIAEX®, QIAexpress®, QIAGEN Quality®, QIAgility™, QIApack™, QIAplex®, QIAprep®, QIAquick®, QIAsafe®, QIAsymphony®, QIAwell®, QIAxcel®, QIAzol®, AllPrep®, Allprotector®, artus®, Autopure LS®, BioRobot®, BioSprint®, Bisulfitome®, cador®, Catrimox®, CompactPrep®, CoralLoad®, digene®, DirectPrep®, DNeasy®, DoubleTag®, DyeEx®, EASYartus®, EasyXpress®, EasyXtal®, Effectene®, EndoFree®, EpiTect®, EZ1®, FastLane®, FlexiGene®, FlexiTube®, GelPilot®, GeneGlobe®, Generation®, Gentra®, HiPerFect®, HiSpeed®, HotStarTaq®, Hybrid Capture®, InhibitEX®, LabelStar® , LiquiChipc, LyseBlue®, MagAttract®, Mass·Spec·Focus® , Mass·Spec·Turbo®, MaXtract™, MinElute®, NeXtal® , Oligotex®, Omniscript®, PlasmidAmp®, PolyFect®, ProofStart®, PSQ®, Puregene®, Pyrogram®, Pyrosequencing®, Q-Bond®, Q-Solution®, QIAxtractor™, Qproteome®, QuantiFast®, Quantiscript®, QuantiProbe®, QuantiTect® , Qubes®, QuickLyse™, Rapid Capture®, RCAT®, R.E.A.L.®, REPLI-g®, ResPlex®, RNAiFect®, RNAprotect®, RNeasy®, Sensiscript®, SPOC®, StaphPlex™, SuperFect®, T-Script®, TissueRuptor®, TopTaq®, TransMessenger®, TurboCapture®, TurboFilter®, Type-it®, UltraSens®.

For a complete list of QIAGEN’s trademarks and disclaimers please refer to QIAGEN’s webpage under http://www.qiagen.com/trademarks_disclaimers.aspx

In this annual report QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. Current QIAGEN molecular diagnostics products are five FDA (PMA approved or 510k cleared) products, 38 EU CE IVD assays, six EU CE IVD sample preparation products, nine China SFDA IVD assays and six clinical sample concentrator products.

This Annual Report on Form 20-F may also contain trade names or trademarks of companies other than QIAGEN.

© 2008 QIAGEN, all rights reserved.

This annual report, in addition to historical information, contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such statements may involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. Please refer to the section entitled “Risk Factors” under Item 3 of our Form 20-F for the year ended December 31, 2008, which accompanies and is part of this Annual Report, for a discussion related to forward-looking statements contained in this Annual Report.

Financial Calendar/Investor Relations Contacts

FINANCIAL CALENDAR

FEB	9, 2009	Publication of quarterly results 4/08 and year-end results 2008
MAY	4, 2009	Publication of quarterly results 1/09
JUN	24, 2009	Annual General Meeting
AUG	10, 2009	Publication of quarterly results 2/09
NOV	9, 2009	Publication of quarterly results 3/09

INVESTOR RELATIONS		IMPRINT
CONTACT EUROPE	CONTACT USA	CONCEPT AND DESIGN
Dr. Solveigh Mähler	Albert F. Fleury	3st kommunikation, Mainz
Director Investor Relations	Director Corporate Finance and
Phone +49 (0) 2103-29-11710	Investor Relations	PHOTOGRAPHY
	North America	Michael Dannenmann (Düsseldorf)
QIAGEN GmbH	Phone +1 (301) 944-7028
QIAGEN Strasse 1
40724 Hilden	QIAGEN Gaithersburg
Germany	1201 Clopper Road
Gaithersburg, Maryland 20787
EMAIL	USA
ir@qiagen.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission File Number 0-28564

QIAGEN N.V.

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant’s name in English)

The Netherlands

(Jurisdiction of incorporation or organization)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

011-31-77-320-8400

(Address of principal executive offices)

Roland Sackers, Tel: (240) 686-7700, Fax: (240) 686-7772

QIAGEN N.V., 19300 Germantown Rd. Germantown, Maryland 20874

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class: Common Shares, par value EUR 0.01 per share	Name of each exchange on which registered: NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding Common Shares as of December 31, 2008 was 197,839,113.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company” or to “QIAGEN” are to QIAGEN N.V. and its consolidated subsidiaries.

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States and in other countries include, inter alia: QIAexpress®, QIAwell®, QIAEX® , QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, UltraFect®, TurboFilter®, HotStarTaq®, agAttract®, DirectPrep®, InhibitEX®, DoubleTag®, QuantiScript®, UltraSens®, pAlliance®, MinElute®, EverGene®, ProofStart®, FlexiGene®, QuantiTect®, DNAprotect®, RNAprotect® and LiquiChip®, LabelStar®, EasyXpress®, RNAiFect®, BioSprint®, TISSUERUPTOR®, THE SAMPLE & ASSAY COMPANY®, QIAGEN THE SAMPLE & ASSAY COMPANY®, QIAGEN SAMPLE & ASSAY TECHNOLGIES® , QIACUBE®, QIASYMPHONY®.

In 2008, 11 trademark applications were filed in Germany, Countries of the European Community, Japan, Canada and the United States of America such as Allprotect™, Rod Covers®, Cartridges® , Artus®, Type-it®, Bisulfitome®, QIAGEN Device Management Service™, QIAGEN Silver Logo™, QIAgilty™, PyroMark™ and PyroTect™.

This Annual Report on Form 20-F may also contain trade names or trademarks of companies other than QIAGEN.

EXCHANGE RATES

QIAGEN publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars, and references to “EUR” or the “euro” are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in U.S. dollars.

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at March 20, 2009, was $1.3566 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

3

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data at December 31, 2008 and 2007 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2005 and 2004, and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004, is derived from audited consolidated financial statements not included herein.

Selected Financial Data

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2008	2007	2006	2005	2004
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$892,975	$649,774	$465,778	$398,395	$380,629
Cost of sales	293,285	216,227	147,303	126,513	128,528

Gross profit	599,690	433,547	318,475	271,882	252,101

Operating Expenses:
Research and development	97,331	64,935	41,560	35,780	34,351
Sales and marketing	227,408	164,690	115,942	94,312	87,506
General and administrative, integration and other costs	113,936	87,178	56,087	43,336	46,104
Acquisition related intangible amortization	14,368	7,711	2,085	378	—
Purchased in-process research and development	985	25,900	2,200	3,239	—

Total operating expenses	454,028	350,414	217,874	177,045	167,961

Income from operations	145,662	83,133	100,601	94,837	84,140

Other income (expense), net	(26,376)	(7,407)	5,467	2,427	(11,453)

Income before provision for income taxes and minority interest	119,286	75,726	106,068	97,264	72,687
Provision for income taxes	29,762	25,555	35,529	35,039	23,982
Minority interest	491	49	—	—	—

Net income	$89,033	$50,122	$70,539	$62,225	$48,705

Basic net income per Common Share(1)	$0.45	$0.30	$0.47	$0.42	$0.33

Diluted net income per Common Share(1)	$0.44	$0.28	$0.46	$0.41	$0.33

Weighted average number of Common Shares used to compute basic net income per Common Share	196,804	168,457	149,504	147,837	146,658
Weighted average number of Common Shares used to compute diluted net income per Common Share	204,259	175,959	153,517	150,172	148,519

(1)	See Note 3 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

4

	As of December 31,
(in thousands)	2008	2007	2006	2005	2004
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$333,313	$347,320	$430,357	$191,700	$196,375
Working capital	$441,180	$482,215	$566,660	$278,586	$299,029
Total assets	$2,885,323	$2,775,174	$1,212,012	$765,298	$714,599
Total long-term liabilities, including current portion	$1,431,479	$1,220,084	$536,738	$230,086	$234,138
Total shareholders’ equity	$1,453,844	$1,391,575	$566,165	$450,457	$400,376
Common Shares	$2,212	$2,175	$1,535	$1,513	$1,495
Shares outstanding	197,839	195,335	150,168	148,456	147,020

Risk Factors

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $380.6 million in 2004 to $893.0 million in 2008. Recently, we have made several acquisitions, including our acquisition of Corbett Life Science Pte. Ltd (“Corbett”) in July 2008 and Digene Corporation in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

In January 2009 we purchased land adjacent to our facility in Germany and are in the planning stage to further expand the German facilities for research and development and production space beginning in 2009 and continuing through 2011. In addition, we are planning for expansions at our Germantown, Maryland facility for production and administrative space, construction on which may begin in late 2009 and continue through 2011. Such expansions increase fixed costs. These higher fixed costs will continue to be a cost of operations in the future, and until we fully utilize the additional capacity of the facilities, our gross profit and operating income will be negatively impacted. We also continue to upgrade our operating and financial systems and expand the

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geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, including our acquisition of Corbett in July 2008 and Digene Corporation in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions, including our acquisition of Corbett and Digene, expose us to the addition of new operating and other risks including the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of revenues to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products are not accepted in the market, we may lose market share to our competitors which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our

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markets or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by general conditions in the global economy and in the global financial markets. The global financial crisis has caused extreme volatility and disruptions in the capital and credit markets. Therefore, access to financing has been adversely affected for many borrowers. A severe or prolonged economic downturn could result in a variety of risks to our business, including:

•

reductions or delays in planned improvements to the healthcare systems and research funding or cost-containment efforts by governments and private organizations that could lead to a reduction in future revenues, operating income and cash from operations;

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy could result in a need to delay capital expenditures, acquisitions or research and development projects;

•

further failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2008, we owned 151 issued patents in the United States, 96 issued patents in Germany and 510 issued patents in other major industrialized countries. In addition, at December 31, 2008, we had 799 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed.

The patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue

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from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of our HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, we believe other companies are developing or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license and as a result we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Our concentration of a large amount of revenues in a single product and a small number of customers for that product increases our dependence on that product’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

Following our acquisition of Digene Corporation, we believe that revenue from sales of our HPV test product may represent as much as 30% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for the majority of our revenues for that product. A significant reduction in sales of this product may have a significant adverse impact on our earnings. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If we fail to diversify our product line and customer base for this product, we continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also depend on continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV products and our ability to increase sales of HPV products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and more specifically, of our HPV test products as a primary cervical cancer

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screening method, either alone or in conjunction with Pap tests and the implementation of prophylactic HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based (reviewing cells, for instance, under a microscope) approach of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology, and therefore, we continually need to provide information to counteract this impression on a case-by-case basis. If we are not successful in executing our marketing strategies, we may not be able to maintain or continue to grow our market share for HPV testing.

Direct-to-consumer (DTC) awareness marketing programs including television advertisements are used because a well educated female population will work with their health care providers to increase the use of the HPV test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

We are working with physician and laboratory customers and with others to develop and establish the role HPV screening will play in addition to and in conjunction with HPV vaccination. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty

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whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, the timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

Competition could reduce sales.

Our primary competition stems from traditional or “home-brew” methods that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed molecular tests. These tests, in particular if approved by the FDA or similar non-U.S. regulatory authorities, might offer an alternative to our products that could limit the laboratory customer base for our products. The success of our business depends in part on the continued conversion of current users of such traditional methods and home brew tests to our sample and assay technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing competitive pre-analytical and other products. The markets for certain of our products are very competitive and price sensitive. Other product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant affect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

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In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We may encounter delays in receipt, or limit in amount, of some European reimbursement approvals and public health funding, which will impact our ability to grow revenues in these markets.

Outside the U.S., third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technology or novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products for which we seek reimbursement to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results. As a result, outside the U.S., third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, UPS, FedEx and Panalpina. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers for materials used to manufacture our products and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization,

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marketing and distribution of certain of our existing and potential products. We may not continue to be able to negotiate such collaborative arrangements on acceptable terms, and such relationships may not be scientifically or commercially successful. In addition, we may not be able to maintain such relationships and our collaborative partners may not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Sweden and the United States, and our instrumentation facilities are located in Switzerland and Australia. We also have established sales subsidiaries in numerous countries, including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil and Mexico. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our subsidiaries in the Americas, Europe and Japan.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on growing our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including those, arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these

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countries creates the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise by existing personnel could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment of refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2008 of approximately $500.0 million, of which $25.0 million is due in July 2009, $50.0 million will become due in July 2010, $75.0 million will become due in July 2011, and $350.0 million will become due in July 2012. As of December 31, 2008, we also had additional long-term debt obligations of $445.0 million, of which $145.0 million becomes due in July 2011 and $300.0 million becomes due in November 2012. Furthermore, as of December 31, 2008, we have capital lease obligations, including the current portion, of $32.7 million, that expire in various years through 2018. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. Such additional funds may not be available or, if available, may not be available on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

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An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2008, our consolidated balance sheet reflected approximately $1.2 billion of goodwill and approximately $640.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles generally require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors, such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness, among other things, could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

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The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue therefrom.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered,” such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain products in development may be dependent on commercial sales by us or by purchasers of our diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially our products intended for use in in vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

The key products and product candidates we acquired in our acquisition of Digene are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities previously performed by Digene (which are now performed by us), including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. Certain of our HPV test products were the first to obtain approval for regulated applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

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Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro-diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain and can take from one to three years, or even longer. It took more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of HPV in women with equivocal Pap test results and pre-market approval to use our HPV Test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-market requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may also affect our ability to commercially distribute these products in the United States.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our self, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

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Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under the laws of The Netherlands as a public limited liability company (naamloze venootschap) and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Our Common Shares may have a volatile public trading price.

The market price of the Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the closing price of our Common Shares has ranged from a high of $23.55 to a low of $12.91 on the NASDAQ, and a high of EUR 16.24 to a low of EUR 10.04 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares will not receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares is through the appreciation in value of such shares.

Future sales of our Common Shares could adversely affect our stock price.

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association as amended on October 11, 2007, our authorized share capital amounts to EUR 9.0 million, divided into 410.0 million Common Shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2008, we had outstanding 197.8 million Common Shares plus 12.2 million additional shares reserved for issuance upon

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exercise or release of outstanding stock options and awards, of which 9.6 million were vested. A total of approximately 17.9 million Common Shares are reserved and available for issuances under our stock plans, including those shares subject to outstanding stock options and awards. All of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards and our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the

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U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Item 4.	Information on the Company

History and Development of the Company

QIAGEN N.V. is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. We began operations as a German company in 1986. On April 29, 1996, we were incorporated as QIAGEN N.V., a public limited liability company (naamloze vennnootschap) under Dutch law as a holding company. Our legal seat is in Venlo, The Netherlands. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400. Our agent for service in the United States exclusively for actions brought by the United States Securities and Exchange Commission pursuant to the requirements of the United States federal securities laws, is Roland Sackers, QIAGEN North American Holdings, located at 19300 Germantown Road, Germantown, Maryland, 20874. As a holding company, we conduct our business through our subsidiaries located throughout the world, including subsidiaries in Europe, Japan, Australia, North America and East Asia. Further information about QIAGEN can be found at www.qiagen.com.

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing and molecular diagnostics markets. Our objective is to expand our leadership position in all markets we serve. We have experienced significant growth in the past, with a five-year compound annual growth through December 31, 2008 of approximately 21% in net sales and 16% in net income, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. Significant events in the development of our business in 2008 include:

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We were awarded an exclusive contract by the Singapore Ministry of Health to supply sample preparation solutions and molecular tests for the specific detection of Influenza H5N1 viruses (avian flu virus). The contract with the Singapore Ministry of Health is our latest supply agreement with public and private institutions engaged in H5N1 surveillance. More than 80 institutes worldwide involved in the surveillance of avian flu infection use procedures and reagents developed and offered by us.

•

We introduced the QIAsymphony SP, the first system of a novel modular processing platform, which can be integrated to automate entire workflows—from sample to result. The QIAsymphony offers the highest flexibility, convenience and safety for a broad range of sample and assay applications.

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•

We launched the QIAxcel, an innovative automated system that will replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel, which is designed to take the place of traditional slab-gel analysis, is characterized by an unprecedented sensitivity.

•	We acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia.

•

We established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest in our Brazilian sub, QIAGEN Brasil Biotecnologia Ltda. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in our Brazilian subsidiary, represents the Company’s commitment to expanding our presence in Latin America.

•

We acquired a majority interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system—the Rotor-Gene™—a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•

In August 2008, new cervical cancer prevention guidelines issued by the German Association for Gynecology and Obstetrics (DGGG) recommended testing women 30 and over for HPV (human Papillomavirus)—the primary cause of cervical cancer. The guidelines recommend that HPV testing be performed along with a Pap test on women 30 and older.

•

We acquired all assets related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. All products are focused on faster and more accurate genetic analysis for clinical research. We acquired all assets related to the Biosystems Business including remaining minority interest in the outstanding stock of Corbett.

•

In November 2008, the Mexican Public Health Agency (Secretaria de Salud or SSA) announced the launch of the first phase of a program that will offer testing for HPV. The cost of the testing will be covered by the agency. In the first phase of the screening program, more than 200,000 women were being offered the HPV test along with the traditional Pap smear. In 2009, the pilot program will be expanded to include another 600,000 women in the 20 states with the highest death rate from cervical cancer. It is estimated that 6 million women a year will be eligible for HPV testing through the Mexican public health system once the screening program is national.

Business Overview

Description of Our Business

We believe, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

Sample Technologies:    Sample technologies are used to collect, stabilize, isolate and purify deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from any biological sample. Our sample

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technologies provide access to the content of biological samples. These include solutions for the collection, stabilization, purification, handling and storage of any analyte (DNA, RNA, protein) from any sample (blood, bone, tissue, etc.). Our sample technologies ensure that a sample is processed in a reproducible, standardized method with the highest level of quality before entering the subsequent analysis phase, for which the Company provides a broad range of assay technologies, such as reagents and testing solutions.

Assay Technologies:    Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent detection and analysis. Our assay technologies include reagents which enable the detection of such purified target analytes, e.g. the DNA sequence from a specific virus, from a purified sample. We also provide closed assays, in which such assay technologies have been pre-configured to test for specific targets such as the influenza virus, hepatitis, HIV, HPV or herpes. We hold a unique leadership positions in a wide range of tests including in HPV-testing, one of the largest and most rapidly expanding market segments for sample and assay technologies in molecular diagnostics and specifically in women’s health testing.

Our Products

We offer more than 500 consumable products and automated solutions. We sell these products to academic research markets, to leading pharmaceutical and biotechnology companies, to molecular diagnostics laboratories as well as to customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

The main categories of our products include:

•	Consumables:

Our consumable products include our sample and assay technologies. Sample technologies are used to collect, stabilize, isolate and purify DNA, RNA and proteins from all biological samples such as blood or tissue. Assay technologies like our amplification consumables or molecular diagnostic assays are used to make such isolated biomolecules visible. We offer most of our sample and assay consumable products, which account for about 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit is sufficient to support a number of applications varying from one to one thousand depending on the kit. Each kit is covered by our quality guarantee.

Major applications for our consumable products are plasmid, DNA purification; RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. In 2007, we acquired Digene Corporation and began offering the HC2 HPV Test, a signal amplified test for the Human Papillomavirus for use in cervical cancer screening programs. The majority of our assays is validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in EU.

•	Instrumentation:

Our automated systems automate the above mentioned consumables in low, medium or high throughput scale as well as reaction set-up, allowing customers to perform reliable low- to high-throughput nucleic acid sample preparation, assay setup and other laboratory tasks.

Our automated systems offer walk-away automation of sample and assay technologies in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. We also sell instruments

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to our OEM partners. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable products. The QIAcube received the distinguished New Product Award, or NPA, Designation of the Association for Laboratory Automation, or ALA, in February, 2007 and the QIAsymphony, which was introduced in January 2008, received the ALA NPA in 2008.

Also in early 2008, we released our QIAxcel, an innovative automated system that will replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories. QIAxcel, which is designed to take the place of traditional slab-gel analysis, is characterized by an unprecedented sensitivity and time to results.

In 2008, we acquired Corbett, who is best known for having developed the world’s first rotary real-time PCR cycler system—the Rotor-GeneTM—a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

Also in 2008, we acquired the Biosystems Business of Biotage, best known for having pioneered Pyrosequencing®, which has become a fundamental technology in next-generation sequencing. Pyrosequencing is a patented assay technology that in special formats can achieve significantly longer runs and can be employed in a massively parallel design to address the needs for applications such as high volume data generation in whole genome sequencing applications. In its widely used standard format this technology provides the opportunity to read DNA-sequences up to 100 base pairs in real time and at a price per read in the single dollar range.

•	Other:

A very small part of our business revenues comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. To date in 2008, we have launched more than 80 new products in the area of sample & assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies, including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of Malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies” and due to the size of the markets for products that utilize this core expertise, we can invest more in research and development on one core application area than we believe is typical in our industry. Over 500 employees in research and development, who work in five centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Our investment in research and development accounts for more than 10% of

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our sales. Our total research and development expenses in 2008, 2007 and 2006 were approximately $97.3 million, $64.9 million, and $41.6 million, respectively. We have fast, proven innovation cycles, with approximately five percent of 2008 revenue growth stemming from new products launched in 2008. Our comprehensive intellectual property portfolio spans over 700 granted patents and almost 800 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of sample and assay technology applications and generate an increased demand for our consumable products.

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to the Americas, Germany, the United Kingdom, Switzerland, France, Japan, Australia, Canada, Italy, and throughout Asia. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 1,100 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products, and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products.

To enhance the knowledge base of clinicians and to provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using hybrid capture 2, or HC2, technology. Additionally, we have implemented DTC advertising campaigns designed to educate women about the link between HPV and cervical cancer and the availability of our HC2 HPV Test. We plan to continue the DTC campaign during 2009.

We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer various personalized electronic newsletters for our worldwide customers that provide helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. Some information is available on our website in French, German and Korean to support these local markets. In addition, we have full Japanese and Chinese language versions of our site. The information contained in, or that can be accessed through, our website is not part of this Annual Report.

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In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position while also reducing distribution costs and increasing our visibility in the laboratory.

Principal Markets

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in cutting-edge molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing, and applied testing (or the use of molecular diagnostics outside of human healthcare), such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive, manual methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses traditional methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for assay technologies such as PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005, we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering. Finally, during 2008 through our acquisition of Corbett, we acquired the world’s first rotary real-time PCR cycler system—the Rotor-GeneTM—a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

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Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample and assay technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone primary screen, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, reliability and standardization of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open assay technologies, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed assays, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005, we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

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We expect molecular diagnostic tests to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular-based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

Applied Testing Market

We believe that emerging applied testing markets (which we define as the molecular diagnostics market outside of human healthcare), such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular-based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

Seasonality

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. NIH and similar domestic and international agencies. To the extent that our academic customers experience increases, decreases or delays in funding arrangements, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Revenue by Geographic Region

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all of our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. See Note 19 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

Net Sales (in thousands)	2008	2007	2006
Americas*	$988,617	$465,878	$318,865
Germany*	331,013	270,173	220,325
Switzerland*	77,745	56,615	40,044
Asia*	90,047	71,168	49,875
All Other*	210,439	148,082	109,025
Corporate*	878	350	525

Subtotal	1,698,739	1,012,266	738,659
Intersegment Elimination+	(805,764)	(362,492)	(272,881)

Total	$892,975	$649,774	$465,778

*	Includes net sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

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Intellectual Property, Proprietary Rights and Licenses

We have made and may continue to make investments in intellectual property. In the years ended December 31, 2008, 2007 and 2006, our purchases of intangible assets have totaled approximately $18.5 million, $24.1 million, and $6.4 million, respectively. We do not depend solely on any individual patent or technologies owned or licensed by us. We are, however, significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products as one of the major keys to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 151 issued patents in the United States, 96 issued patents in Germany and 510 issued patents in other major industrialized countries, and have 799 pending patent applications. Worldwide, we own 757 granted patents. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by the individual in the course of their employment will be our exclusive property.

See “Risk Factors” included in Item 3 above for details regarding risks related to our reliance on patents and proprietary rights.

Partnerships, Alliances and Acquisitions

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to expand our business, we also intend to continue to pursue strategic investments in our acquisitions of complementary businesses and technologies as the opportunities arise. We currently develop integrated solutions for and together with many manufacturers from pharma and diagnostics, including Roche Diagnostics, Abbott Laboratories and Siemens.

Competition

We believe that our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies, such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, reproducibility and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to: Promega Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH

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for nucleic acid separation and purification; Life Technologies Corp. (created through the merger of Invitrogen Corp. and Applied Biosystems Inc. in 2008) and Promega Corp. for assay solutions; Life Technologies Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

In respect to our HPV franchise, we face competition from well established diagnostic technologies, such as cytology and, particularly in Europe, from emerging alternative HPV testing approaches, such as research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies, such as Roche Diagnostics, Gen-Probe, Inc., and Hologic Inc. (formerly Third Wave Technologies, Inc.), which are developing or marketing HPV products, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. (formerly Cytyc Corp.) and Beckton Dickinson and Company (formerly TriPath Imaging). These tests, if approved by the FDA or similar non-U.S. regulatory authorities, might offer an alternative to our products and, considering the increasing acceptance of the importance of HPV testing, we expect competition to intensify.

With respect to our other diagnostic test products, the medical diagnostics and biotechnology industries are subject to intense competition. Some of our products, such as our tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott Laboratories, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability; ease of use; standardization; cost; proprietary position; the competitor’s share of the existing market; access to distribution channels; regulatory approvals; and availability of reimbursement.

We believe that our competitors do not have the same comprehensive approach to sample and assay technologies and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation—a field in which we have a unique market and leadership position—is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets, such as applied testing and molecular diagnostics. Regarding our HPV test products, we believe we have a competitive advantage as a multitude of clinical trials, encompassing over 800,000 women, have validated that our HPV test products, when used in conjunction with the Pap test, have demonstrated their ability to enable significant diagnostic capabilities for cervical disease and cancer due to high clinical sensitivity and high negative predictive value. In addition to the industry leading clinical performance of our assay, considering the high volume of the HPV testing market, we believe additional competitive factors in the HPV testing market relate to automation including performance and reliability; ease of use; standardization; cost; proprietary position; and regulatory approvals. We believe the HC2 test and associated automation are the current industry leaders in all categories.

Our existing and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that development by others will not render our technologies or products non-competitive.

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material suppliers, potential new alternative sources of such materials, and the risks and benefits of reliance on our

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existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels, and to guard against normal volatility in availability.

Government Regulations

We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration’s, or OSHA, Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

We also comply with the OSHA Bloodborne Pathogens standard and the Center for Disease Control/National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials as well as comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

International sales of in vitro diagnostic (IVD) medical devices are subject to the regulatory requirements of each country or defined economic region, such as the European Union. The regulatory review process varies from country to country and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices.

The Food and Drug Administration is responsible for the safety of food, drug, medical device, biological, animal feed and drugs, cosmetic, and radiation-emitting products sold in the United States. QIAGEN products sold to U.S. clinical labs are IVD medical devices subject to varying levels of FDA regulation based on their potential public health risk. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the related regulations, the FDA regulates product development, product testing, product labeling, product storage, pre-market clearance or approval, manufacturing, advertising, promotion, product sales and distribution of medical devices.

In the United States, IVD products are classified into 3 classes based on their potential health risk. Low risk products (e.g. QIAamp sample extraction products) are Class I. Typically exempt from FDA premarket submission requirements, manufacturers must document manufacturing/quality control procedures and testing data supporting product performance claims. Automated Class I products (e.g., BioRobot MDx DSP, EZ1 and BioRobot DSP) marketed to clinical labs also require design control documentation.

Moderate risk products (e.g., Chlamydia and Gonorrhea tests, PreAnalytix PaxGene Blood RNA Kit) are Class II, and most require FDA review of a premarket notification, or 510(k), submission prior to sale in the US. The intended use and technology principle must be substantially equivalent to another legally marketed U.S. product. Internal analytical and external clinical data supporting product performance claims are included in the

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submission. After a 90 day review, FDA may issue a 510(k) clearance letter stating that the product is substantially equivalent to another and the product can now be sold in the US. On average, two 90 day FDA review cycles are typically required after submission to obtain market clearance of a new Class II IVD product.

High-risk products, such as our HC2 HPV test are Class III, and require FDA approval prior to product sale. The premarket approval application (PMA) includes analytical and external clinical data to prove product safety and effectiveness. PMA submissions also include the product handbook and description of manufacturing/quality control procedures. Product changes after approval typically require a supplemental submission with FDA review cycles ranging from 30 to 180 days.

For Class I and II products, FDA may review manufacturing information during regular GMP audits of the manufacturing site. For Class III products, FDA conducts mandatory Quality System/Good Clinical Practice audits of the manufacturing and external clinical data collection sites during its 180 day review.

Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, failure of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of marketing clearances and/or approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device that we manufacture or distribute.

The FDA enforces regulations prohibiting the promotion of devices for unapproved (or “off label”) uses and the promotion of devices for which pre-market clearance or approval has not been obtained. Any failure by us to comply with these requirements can result in regulatory enforcement action by the FDA and possible limitations on the promotion and/or sale of our products.

Receipt and maintenance of regulatory authorization to market and sell our products is vital to our future success. In addition to seeking regulatory authorizations for our own products, we work with other companies to seek regulatory approval for use of their specimen collection products to provide the specimens necessary to perform our diagnostic tests. The time, money and resources required for new product approvals by the FDA and foreign government authorities may be unpredictable and the necessary approvals or clearances may not be granted on a timely basis or at all. Delays or a failure to receive, such approvals or clearances could have a material adverse effect on our business, financial condition and results of operations.

Organizational Structure

QIAGEN N.V. is the holding for more than 60 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly-owned, and their jurisdiction of incorporation, is included in Exhibit 8.1 to this Annual Report.

Description of Property

Our production and manufacturing facilities for consumables products are located in Germany, the United States and China. Our instrument production facilities are located in Switzerland and Australia. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Our production management personnel are highly qualified and

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many have advanced degrees in engineering, business and science. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, we use SAP software to integrate our material operating subsidiaries. Capital expenditures for property, plant and equipment totaled $39.4 million, $34.5 million and $29.0 million for the years ended December 31, 2008, 2007 and 2006.

We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA’s Quality System Regulations, which imposes current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH and QIAGEN Hamburg GmbH, both in Germany, and QIAGEN Sciences, Inc. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS, and the EC Directive 98/79/EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001: 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high quality, state-of-the-art sample and assay technologies and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany currently occupy a total of approximately 509,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. In two separate transactions between July 1997 and February 1998, we purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land. During 2005, we purchased our leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden. Construction on the new facility began in August 2006 and was completed in 2007. The new logistics center comprises approximately 61,000 square feet and cost approximately EUR 9.0 million (approximately $13.1 million). We are currently contemplating an expansion to our Hilden facility that would expand our office, lab and manufacturing space and in January 2009 purchased a building adjacent to our current facility for EUR 2.5 million (approximately $3.2 million). We are still in the planning phase and construction could potentially begin in 2009. This new construction would be financed either through working capital or new borrowing.

Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, Inc. owns a 24-acre site in Germantown, Maryland. The 200,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 300 employees. There is room for future expansion of up to 400,000 square feet of additional facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 140,000 square feet for manufacturing, warehousing, distribution and research operations. We are in the planning stage of an expansion of our Germantown facility which would expand our office, lab and manufacturing space. Construction could potentially begin in 2009 and would be financed either through working capital or new borrowings.

Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.

We believe that our existing and planned production and distribution facilities can support our anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We believe we do not have any material issues relating to these laws and regulations.

Item 4A.    Unresolved Staff Comments

Not applicable.

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Item 5.    Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” above, and “Forward-looking and Cautionary Statements” below.

Forward—looking and Cautionary Statements

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Form 20-F.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, leading pharmaceutical and biotechnology companies, and molecular diagnostics laboratories as well as customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to throughout Europe and Asia, the Americas, Australia and Canada. We also have specialized independent distributors and importers. We employ more than 3,000 people in over 20 locations worldwide.

Since 2003, we have had a compound annual growth rate of approximately 21% in net sales and net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

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These transactions include:

•

In October 2008, we acquired all assets to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pte. Ltd. (Corbett).

•

In July 2008, we acquired a major stake in Corbett, a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

•

In the fourth quarter of 2006, we completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama. Genaco is an early-stage company applying a proprietary PCR-based multiplexing technology, Tem-PCR, to develop Templex™ molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with our portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. In the fourth quarter of 2006, we also acquired former distributors PhileKorea Technology Inc., located in Daejeon, Korea, and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, we completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, Singapore-based Research Biolabs Pte. Ltd., and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer, and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expands our position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expands our direct presence in one of the most dynamic regions of our global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•	During the first quarter of 2006, we completed two acquisitions. PG Biotech Co. Ltd. (PG Biotech) is a leading developer, manufacturer, and supplier of polymerase chain reaction (PCR)-based molecular

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diagnostic kits in China. The acquisition will support QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. We also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, which we acquired in 2005, in Italy.

In 2008, on a consolidated basis, operating income increased to $145.7 million compared to $83.1 million in 2007. Our operating income was impacted by growth in consumables and instrument product sales, which experienced growth of 36% and 51% in 2008 as compared to 40% each in 2007, respectively. Our financial results include the contributions of our recent acquisitions from the date of their acquisition, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development and costs related to the relocation and closure of certain facilities in North America. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

In 2007, on a consolidated basis, operating income decreased to $83.1 million, compared to $100.6 million in 2006 primarily due to an in-process research and development charge of $25.9 million.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands, two subsidiaries located in Germany and one in Australia which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as financing vehicles for the issuance of convertible debt, are not consolidated.

The following table sets forth operating income by segment for the years ended December 31, 2008, 2007 and 2006. Further segment information can be found in Note 19 in the accompanying financial statements.

Operating Income (Loss) (in thousands)	2008	2007	2006
Americas	$66,962	$14,605	$31,414
Germany	71,786	63,769	53,956
Switzerland	(8,249)	(391)	(1,558)
Asia	905	5,941	8,302
All Other	32,683	21,922	15,594
Corporate	(16,552)	(20,051)	(6,550)

Subtotal	147,535	85,795	101,158
Intersegment Elimination	(1,873)	(2,662)	(557)

Total	$145,662	$83,133	$100,601

In 2008, operating income in the Americas increased compared to the same period in 2007, primarily due to the July 2007 acquisitions which contributed for the entire year in 2008 versus a partial year in 2007. Additionally, the third quarter 2007 includes a charge of $25.9 million for purchased in-process research and development. While sales increased during 2008 as a result of acquisitions and organic growth, expenses in the Americas, including the amortization of acquired intangibles, were also higher following the acquisitions and ongoing integration efforts.

In Germany, operating income was higher in 2008, compared to 2007, primarily due to increased sales, partially offset by an increase in operating expenses.

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In Switzerland, the decrease in operating income in 2008, as compared to 2007, was primarily due to an increase in research and development expense, partially offset by an increase in instrumentation sales.

The net decrease in operating income in our Asia segment in 2008 compared to 2007 is primarily due to an increase in operating expense in China, as a result of opening our new China sales office, located in Shanghai.

The increase in operating income in 2008 in our All Other segment is primarily due to the July 2008 acquisition of Corbett.

Fiscal Year Ended December 31, 2008 Compared to 2007

Net Sales

In 2008, net sales increased 37% to $893.0 million compared to $649.8 million in 2007. Our 2008 net sales include the results of operations of Corbett, which was acquired in July 2008, as well as Digene and eGene, which were acquired in the third quarter of 2007. The increase in total sales includes organic growth (13%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (2%). Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2008, net sales in Germany increased by 25%, net sales in Asia increased by 25%, primarily driven by Singapore, China, and Korea, net sales in the Americas increased by 46% and net sales in all other countries increased by 38%, which includes the results of Corbett. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 88% of total sales, and instrumentation products, which represented approximately 11% of total sales. Sales of sample and assay technologies which include consumables and instrumentation experienced growth rates of 36% and 51%, respectively, in 2008 as compared to 2007. The current global financial crisis exposes us to the risk of a recession and while we expect continued growth in both our consumables and instrumentation businesses, it may be lower than our historical growth. Additionally, if the financial crisis endures too long and is not addressed promptly and effectively future growth could be adversely effected.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2008, we launched more than 80 new products in the area of sample & assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire sample and assay technology-related workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of Malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. For the year ended December 31, 2008, as compared to the same period in 2007, using the 2007 foreign exchange rates for both periods, net sales would have increased approximately by 35% as compared to the reported increases of 37%.

Gross Profit

Gross profit was $599.7 million, or 67% of net sales, in the year ended December 31, 2008 as compared to $433.5 million, or 67% of net sales, in 2007. The absolute dollar increase in 2008 compared to 2007 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our

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instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter. During 2008 and 2007, sample and assay product sales represented approximately 88% and 89% of our total sales, respectively. The gross margin in 2008 as compared to 2007 reflects an increase in sample and assay sales at a more favorable margin, offset by an increase in amortization of acquisition-related intangible assets.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $48.7 million in 2008 as compared to $23.6 million in 2007. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations, namely Corbett and Digene which were acquired in July 2008 and 2007, respectively. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

In addition, during 2008 a total of $1.4 million was expensed to acquisition-related cost of sales related to the write-up of acquired inventory to fair market value as a result of the 2008 business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. During 2007, a total of $2.8 million was expensed to acquisition-related cost of sales and included approximately $300,000 of inventory, which was written off as a result of the Digene and eGene acquisitions as well as $2.5 million in cost related to the write-up of acquired inventory to fair market value as a result of the 2007 business combinations.

Research and Development

Research and development expenses increased 50% to $97.3 million (11% of net sales) in 2008 compared to $64.9 million (10% of net sales) in the same period of 2007. Using identical foreign exchange rates for both years, research and development expenses increased approximately 44%. Our 2007 and 2008 acquisitions, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of certain assays or instruments. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 38% to $227.4 million (25% of net sales) in 2008 from $164.7 million (25% of net sales) in 2007. Using identical foreign exchange rates for both years, sales and marketing expenses increased 35%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2008 as compared to 2007 is primarily due to our acquisitions of Corbett and Digene in July of 2008 and 2007, respectively, through which we acquired over 200 sales and marketing personnel. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative, Integration and Other Costs

General and administrative, business integration, restructuring and related costs increased 31% to $113.9 million (13% of net sales) in 2008 from $87.2 million (13% of net sales) in 2007. Using identical foreign exchange rates for both years, these expenses increased approximately 28%. The increase in these expenses in

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2008 is partly the result of general and administrative expenses related to our new businesses acquired in 2008, which have expanded our presence in Australia, as well as the full year’s expense from our 2007 acquisitions. Further, we have continued to incur integration costs for businesses acquired in 2007 as well as for the new businesses acquired in 2008. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which generally has continued to expand along with our growth. Included in these costs are $8.1 million in 2008 and $7.2 million in 2007 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies, we expect to continue to incur additional business integration costs in 2009. We believe that over time the results of the integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2008, the amortization expense on acquisition-related intangibles within operating expense increased to $14.4 million compared to $7.7 million in 2007. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Purchased In-Process Research and Development

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In connection with our 2008 acquisition of Corbett, we recorded charges of $985,000 for purchased in-process research and development. In connection with the acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development which included $900,000 related to eGene and $25.0 million related to Digene. For further information on the purchased in-process research and development, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

Other Income (Expense)

Other expense was $26.4 million in 2008, as compared to other expense of $7.4 million in 2007. This increase in expense was mainly due to higher interest expense, lower interest income and the impairment of a cost-method investment. During the third quarter of 2008, in connection with the acquisition of Corbett, we recorded a $4.0 million impairment of a cost-method investment based on an assessment of the recoverability of the investment amount. Following the acquisition of Corbett, we anticipated a change in our purchasing pattern of the investee’s products, which is expected to negatively impact the forecasted financial condition of the investee. Accordingly, we believe the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that the recoverability of the asset through future cash flows was not considered likely enough to support the carrying value.

For the year ended December 31, 2008, interest income decreased to $9.5 million from $19.5 million in 2007. The decrease in interest income was due to a decrease in the amount of investments along with a decline in interest rates.

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Interest expense increased to $37.5 million in 2008 compared to $31.5 million in 2007. Interest costs primarily relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2008 as compared to 2007 is primarily due to the interest expense on the new term loan obtained in July 2007 which is tied to LIBOR plus a margin.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2008 and 2007, our effective tax rates were 25% and 34%, respectively. The effective tax rates during 2008 and 2007 are impacted as a result of non-recurring acquisition-related charges which were recorded without any related tax benefit. In 2008, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007. In 2008, the German tax rate decreased to 30% as compared to 39% in 2007. Further, the effective tax rates during 2007 are impacted as a result of the $25.9 million purchased in-process research and development charge which was recorded without any related tax benefit.

Fiscal Year Ended December 31, 2007 compared to 2006

Net Sales

In 2007, net sales increased 40% to $649.8 million compared to $465.8 million in 2006. In 2007 compared to 2006, net sales in Germany increased 19%, net sales in Asia increased 41%, primarily driven by Singapore, China, and Korea, net sales in the Americas increased 53%, primarily due to the acquisition of Digene, and net sales in all other countries increased 35%. The increase in sales in each of these regions was the result of an increase in our consumable and instrumentation products, which both experienced overall growth rates of 40% in 2007 as compared to 2006. The increase in consumable sales includes organic growth (12%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (6%). During 2007, sales from our instrumentation products increased primarily due to the launch of our new QIAcube system. Sales of our other offerings, primarily services, which represented 1% of our 2007 net sales, increased 30% in 2007 as compared to 2006.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2007, we introduced 72 new products, including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, applied testing and molecular diagnostics as well as innovative platform solutions such as the QIAcube.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2007 as compared to 2006, using the 2006 foreign exchange rates for both periods, net sales would have increased approximately 34% as compared to the reported increase of 40%.

Gross Profit

Gross profit was $433.5 million, or 67% of net sales, in the year ended December 31, 2007 as compared to $318.5 million, or 68% of net sales, in 2006. The absolute dollar increase in 2007 compared to 2006 is attributable to the increase in net sales. The gross margin of 67% in 2007 as compared to the gross margin of 68% in 2006 reflects the impact of an increase in acquisition related costs and instrumentation sales, partially offset by the increase in consumable product sales.

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During 2007, a total of $2.8 million was expensed to acquisition-related costs within cost of sales. Included within this amount is approximately $300,000 of inventory which has been written off as a result of the acquisitions as well as $2.5 million related to the write-up of acquired inventory to fair market value as a result of a business combination. In accordance with purchase accounting rules, acquired inventory was recorded at fair market value and subsequently expensed as the inventory was sold.

In connection with our 2006 acquisitions, during the year ended December 31, 2006, we recorded a charge of $2.0 million related to inventory which needed to be replaced with products suitable to the newly acquired technologies.

Further, amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. The amortization expense on acquisition related intangibles within cost of sales increased to $23.6 million in 2007 as compared to $6.1 million in 2006. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition related intangible amortization will continue to increase as a result of our acquisitions.

We experienced increased instrument sales in 2007, including sales of our QIAcube instrument which began shipping in April 2007. Our instrumentation products have a lower gross margin than our consumable products, and fluctuations in the sales levels of these products can result in fluctuation in our gross margin when compared to the gross margin of another period. During both 2007 and 2006, instrumentation sales represented approximately 10% of our total sales.

Our consumable sales in 2007 represent approximately 90% of our total sales and increased 40% over sales in 2006. In 2007, the gross margin on our consumable products increased primarily as a result of product sales from our recently acquired businesses.

Research and Development

Research and development expenses increased 56% to $64.9 million (10% of net sales) in 2007 compared to $41.6 million (9% of net sales) in 2006. Using identical foreign exchange rates for both years, research and development expenses increased approximately 47%. Our recent acquisitions of Digene and eGene, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our assays. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased 42% to $164.7 million (25% of net sales) in 2007 from $115.9 million (25% of net sales) in 2006. Using identical foreign exchange rates for both years, sales and marketing expenses increased 37%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2007 as compared to 2006 is primarily due to our third quarter acquisition of Digene through which we acquired an additional 200 sales and marketing personnel. In addition the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

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General and Administrative, Integration and Other Costs

General and administrative, integration and other costs increased 55% to $87.2 million (13% of net sales) in 2007 from $56.1 million (12% of net sales) in 2006. These expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, has continued to expand along with our growth, as well as costs The increase in general and administrative expenses in 2007 is primarily the result of expenses related to the new subsidiaries in North America acquired during 2007, Digene and eGene, including $7.2 million for legal costs related to assumed litigation as well as costs related to the integration of the new businesses. In 2007 and 2006 we incurred costs related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. The restructuring was completed in 2007 at total cost of approximately $2.0 million, of which approximately $500,000 was recorded in 2007 and $1.5 million in 2006. In 2007, we commenced the restructuring of our Huntsville, Alabama facility. The restructuring was completed during 2008.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2007, the amortization expense on acquisition-related intangibles within operating expense increased to $7.7 million compared to $2.1 million in 2006. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Purchased In-Process Research and Development

In connection with our acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development. This amount represents $900,000 related to the acquisition of eGene and $25.0 million related to the acquisition of Digene Corporation and represents the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. For further information on the purchased in-process research and development, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

Other Income (Expense)

Other expense was $7.4 million in 2007 compared to other income of $5.5 million in 2006. This increase in expense was mainly due to higher interest expense.

For the year ended December 31, 2007, interest income increased to $19.5 million from $16.4 million in 2006. The increase in interest income was primarily the result of an increase in interest rates. At December 31, 2007, we had $347.3 million in cash and cash equivalents compared to $430.4 million at December 31, 2006. The decrease in cash and cash equivalents is primarily due to the use of cash to acquire eGene and Digene during the third quarter of 2007.

Interest expense increased to $31.5 million in 2007 compared to $11.9 million in 2006. Interest costs relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2007 as compared to 2006 is primarily due to the interest expense on the new term loan obtained in July 2007.

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In 2007, research and development grant income from European, as well as German, state and federal government grants increased to $1.8 million from $795,000 in 2006. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

We recorded a gain from foreign currency transactions of $2.0 million in 2007 as compared to a loss of $660,000 in 2006. The gain or loss from foreign currency transactions reflects net effects from conducting business in different currencies. See “Currency Fluctuations”.

In 2007, we recorded a net gain from equity method investees of $1.6 million compared to $1.3 million in 2006. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. During 2007, we entered into a joint venture with BioOne*Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%. During 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.

In 2007 and 2006, our effective tax rate was 34%. The effective tax rates during 2007 and 2006 are impacted as a result of non-recurring acquisition related charges which were recorded without any related tax benefit. Further, effective January 1, 2007, The Netherlands corporate tax rate decreased to 25.5% from 29.6%. In addition, our newer subsidiaries in Asia, including Singapore and Korea which joined the consolidated group in the later half of 2006, have lower tax rates of 18% and 27%, respectively. Thus, in 2007, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2006. In addition, due to the expiration of the statute of limitations, $2.2 million of tax benefits have been recognized during 2007. In future periods, we expect that the adoption of FIN 48 may result in greater volatility in the effective tax rate. In 2008, the German tax rate decreased to 30% from 39% which positively impacted our 2008 consolidated effective tax rate.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2008, 2007 and 2006 was ($230,000), $2.0 million and ($660,000), respectively, and is included in other income (expense), net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of

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such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We account for derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantified our credit risk by reference to publicly-traded debt with a corresponding rating.

Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

Interest Rate Derivatives.    We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as SFAS 133-qualifying ‘accounting hedges’. All derivatives that qualify for hedge accounting in accordance with SFAS 133 are ‘cash-flow hedges’. Further details of our derivative and hedging activities can be found in Note 6 to the accompanying consolidated financial statements.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2008 and 2007, we had cash and cash equivalents of $333.3 million and $347.3 million, respectively, and investments in current marketable securities of $2.3 million at December 31, 2007. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2008, cash and cash equivalents had decreased by $14.0 million from December 31, 2007 primarily due to cash provided by operating activities of $173.0 million and financing activities of $12.8 million, offset by cash used in investing activities of $210.5 million. As of December 31, 2008 and 2007, we had working capital of $441.2 million and $482.2 million, respectively.

Operating Activities.    For the years ended December 31, 2008 and 2007, we generated net cash from operating activities of $173.0 million and $84.8 million, respectively. Cash provided by operating activities increased in 2008 compared to 2007 primarily due to increases in net income, depreciation and amortization, and accrued and other liabilities, partially offset by an increase in inventories. The increase in net income is primarily attributable to our 2008 sales growth, while the increase in depreciation and amortization is primarily due to our 2007 acquisitions which recorded depreciation and amortization for the full year 2008, as compared to only a partial year in 2007. Further, our depreciation and amortization also increased in connection with the 2008 acquisitions. The increase in accrued and other liabilities reflects higher accruals as a result of our growth, such as accrued payroll and royalties. Additionally, approximately $9.4 million of the increase in accrued and other liabilities is related to the derivative transactions used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these derivatives have been recognized in other income, net. The increase in inventories in 2008 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. Because we

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rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $210.5 million of cash was used in investing activities during 2008, compared to $659.7 million during 2007. Investing activities during 2008 consisted principally of cash paid for the acquisition of Corbett and the Biosystems Business along with purchases of property and equipment and intangible assets. In 2007, investing activities consisted principally of cash paid for the acquisitions of Digene and eGene during the third quarter of 2007 partially offset by proceeds from the sale of marketable securities.

In January 2009, we purchased land adjacent to our facility in Germany for EUR 2.5 million (approximately $3.2 million) and are in the planning stage to further expand the German facilities for research and development and production space beginning in 2009 and continuing through 2011 at an estimated investment of EUR 27.6 million. In addition, we are planning for expansions at our Germantown facility for production and administrative space, construction on which may begin in late 2009 and continue through 2011 at an estimated cost of $29.0 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $42.0 million based on the achievement of certain revenue and operating results milestones as follows: $7.9 million in 2009, $15.9 million in 2010, $3.2 million in 2011, $3.5 million in 2012 and $11.5 million payable in any 12 month period from now until 2012 if certain criteria are met. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

Financing Activities.    Financing activities provided $12.8 million in cash for the year ended December 31, 2008, compared to $494.1 million for 2007. Cash provided during 2008 was primarily due to the issuance of common shares in connection with our employee stock plans, tax benefits from stock-based compensation and proceeds from a warrant exercise, partially offset by a repayment of debt and capital lease payments. In 2007 cash provided was primarily due to proceeds from debt.

We have credit lines totaling $165.3 million at variable interest rates, $0.1 million of which was utilized as of December 31, 2008. We also have capital lease obligations, including interest, in the amount of $32.7 million, and carry $945.0 million of long-term debt.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries which were established for this purpose. At December 31, 2008, $145.0 million and $300.0 million are included in long-term debt for the amount

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of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 1.95%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 4.2%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, we issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 10, 14 and 18 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of and during the years ended December 31, 2008, 2007 and 2006.

Contractual Obligations

As of December 31, 2008, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$945,000	$25,000	$50,000	$220,000	$650,000	$—	$—
Capital lease obligations	42,363	4,971	4,964	5,000	4,989	5,055	17,384
Operating leases	21,988	8,399	6,660	4,301	2,025	554	49
Purchase obligations	33,291	25,617	5,968	189	181	181	1,155
License and royalty payments	8,752	4,670	1,212	742	642	670	816

Total contractual cash obligations	$1,051,394	$68,657	$68,804	$230,232	$657,837	$6,460	$19,404

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $42.0 million based on revenue and other milestones in 2009 and beyond.

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Liabilities associated with uncertain tax positions, including interest, are currently estimated at $8.3 million and are not included in the table above as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, investments, goodwill and other intangible assets, share-based compensation, income taxes and purchase price allocation. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Investments.    We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets.    We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

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At December 31, 2008, goodwill and intangible assets totaled $1.2 billion and $640.3 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
North America	$954,218	$485,737
Germany	67,715	85,154
Switzerland	9,774	10,873
Asia	15,694	9,855
All others	104,704	46,301
Corporate	—	2,389

Total	$1,152,105	$640,309

In the fourth quarter of 2008, we performed our annual impairment assessment of goodwill (using data as of October 1, 2008) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2008.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Share-Based Compensation.    Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes.    The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant

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changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Purchase Price Allocation.    The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in Item 18 of this Form 20-F which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 of the Notes to Consolidated Financial Statements included in Item 18.

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Item 6.	Directors, Senior Management and Employees

Managing Directors and Supervisory Board Members are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Our Supervisory Directors and Managing Directors, and their ages as of January 26, 2009, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	43	Managing Director, Chief Executive Officer
Roland Sackers	40	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	48	Managing Director, Senior Vice President, Research and Development
Bernd Uder	51	Managing Director, Senior Vice President, Global Sales

Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	67	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	55	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	53	Supervisory Director
Erik Hornnaess	71	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	67	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	59	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 43, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves as a member of the German Corporate Governance Commission.

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Roland Sackers, 40, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board of IBS AG and a member of the Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc. Since January 2007, Mr. Sackers has served as QIAGEN’s representative observer on the board of Eurofins Genomics BV.

Dr. Joachim Schorr, 48, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 51, joined the Company in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of the Company’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech. Today, Mr. Uder is responsible for the extension and the improvement of efficiencies of the Company’s global distribution network.

Professor Dr. Detlev H. Riesner, 67, is a co-founder of the Company. Professor Riesner served as member of the Supervisory Board of QIAGEN GmbH since 1984 and acted as its Chairman until 1988. In 1999, he was appointed Chairman of the Supervisory Board of QIAGEN N.V., and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics GmbH, Erkrath and Evocatal GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 55, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

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Dr. Metin Colpan, 53, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 71, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 67, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 59, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is Chairman of BBMedtech and a director of Koninklijke Philips Electronics NV, Epigenomics, CARIDIAN BCT and Hospira, Inc.

Professor Dr. jur. Carsten P. Claussen, 81, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Kleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

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Compensation of Directors and Officers –

The tables below state the amounts earned on an accrual basis by our directors and officers in 2008. The variable component is based on performance relative to personal goals and corporate goals agreed to by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2008 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2008	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1,238,000	$533,000	$2,000	$1,773,000
Roland Sackers	$529,000	$274,000	$44,000	$847,000
Dr. Joachim Schorr	$353,000	$176,000	$25,000	$554,000
Bernd Uder	$353,000	$176,000	$15,000	$544,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% of the total salary and bonus reported in 2008 for the officer.

Year ended December 31, 2008	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$86,000	103,113	258,678
Roland Sackers	$77,000	33,638	84,386
Dr. Joachim Schorr	$27,000	16,020	40,190
Bernd Uder	$50,000	15,214	38,167

The Supervisory Board compensation for 2008 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

• Fee paid to each member of the Supervisory Board	€30,000

• Additional compensation payable to members holding the following positions:

• Chairman of the Supervisory Board	€20,000

• Vice Chairman of the Supervisory Board	€ 5,000

• Chairman of the Audit Committee	€15,000

• Chairman of the Compensation Committee	€10,000

• Fee payable to each member of the Audit Committee	€ 7,500

• Fee payable to each member of the Compensation Committee	€ 5,000

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Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting and €1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive €1,000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $234,000 to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$44,000	$29,000	$12,000	$—	$7,000	$92,000
Dr. Werner Brandt	$44,000	$22,000	$6,000	$—	$7,000	$79,000
Dr. Metin Colpan	$44,000	$—	$12,000	$—	$7,000	$63,000
Erik Hornnaess	$44,000	$22,000	$9,000	$11,000	$7,000	$93,000
Prof. Dr. Manfred Karobath	$44,000	$—	$12,000	$7,000	$7,000	$70,000
Heino von Prondzynski	$44,000	$—	$13,000	$11,000	$7,000	$75,000

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2008, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2008	2008 Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,389	3,486
Dr. Werner Brandt	1,389	3,486
Dr. Metin Colpan	1,389	3,486
Erik Hornnaess	1,389	3,486
Prof. Dr. Manfred Karobath	1,389	3,486
Heino von Prondzynski	1,389	3,486

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 26, 2009:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2,398,059	179,481	5/2009 to 2/2018	$4.590 to $22.430	576,853
Roland Sackers	203,346	45,311	3/2011 to 2/2018	$11.985 to $22.430	181,671
Dr. Joachim Schorr	177,127	27,386	10/2011 to 2/2018	$8.940 to $22.430	87,545
Bernd Uder	125,758	26,732	3/2011 to 2/2018	$11.985 to $22.430	86,153
Prof. Dr. Detlev H. Riesner	91,314	2,684	1/2010 to 4/2018	$6.018 to $22.430	8,873
Dr. Werner Brandt	0	1,389	4/2018	$22.430	3,486
Dr. Metin Colpan	976,797	2,684	5/2009 to 4/2018	$6.018 to $22.430	8,873
Erik Hornnaess	96,647	2,684	1/2010 to 4/2018	$6.018 to $22.430	8,873
Prof. Dr. Manfred Karobath	90,647	2,684	1/2010 to 4/2018	$6.018 to $22.430	8,873
Heino von Prondzynski	0	1,389	4/2018	$22.430	3,486

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Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Erik Hornnaess	✓	✓	✓ (Chairman)	✓

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski	✓	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. Presently, Dr. Colpan is not considered to be independent due to his former position as our Chief Executive Officer and member of our Managing Board. In addition, Mr. Colpan continues to provide scientific advisory services to the Company. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondzynski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible to review major financial risk exposures, pre-approve related-party transactions, and review any legal matter that could have a significant impact on the financial statements. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, regarding the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

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Compensation Committee

The Compensation Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of two members, Mr. Erik Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee

The Selection and Appointment Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Share Ownership

The following table sets forth certain information as of January 26, 2009 concerning the ownership of Common Shares by our Directors and Officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,482,064	(3)	0.75%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1,952,068	(7)	0.99%
Dr. Werner Brandt, Germany	800		*
Dr. Metin Colpan, Germany	4,938,703	(8)	2.50%
Erik Hornnaess, Spain	10,000	(9)	*
Professor Dr. Manfred Karobath, UK	0	(10)	*
Heino von Prondzynski, Switzerland	0		*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 26, 2009.
(1)	The number of Common Shares issued and outstanding as of January 26, 2009 was 197,870,057. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.
(2)	Does not include Common Shares subject to options or awards held by such persons at January 26, 2009. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

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(3)	Does not include 2,470,614 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $22.430 per share. Options expire in increments during the period between May 2009 and February 2018.
(4)	Does not include 214,558 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2018.
(5)	Does not include 188,150 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $8.940 to $22.430 per share. Options expire in increments during the period between October 2011 and February 2018.
(6)	Does not include 136,588 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between March 2011 and February 2018.
(7)	Does not include 91,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between January 2010 and April 2018. Prof. Riesner also has the option to purchase 82,302 Common Shares through Thomé Asset Management & Controlling. Includes 1,952,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.
(8)	Does not include 976,797 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between May 2009 and April 2018. Includes 4,138,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 330,566 Common Shares through Thomé Asset Management & Controlling.
(9)	Does not include 96,647 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between January 2010 and April 2018.
(10)	Does not include 90,647 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between January 2010 and April 2018.

Employees

As of December 31, 2008, we employed 3,041 individuals, 17% of whom worked in research and development, 37% in sales, 25% in production/logistics, 7% in marketing and 14% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	111	437	260	74	138	1,020
Europe	378	392	382	121	209	1,482
Asia	20	253	57	19	60	409
Rest of World	20	33	56	4	17	130

12 / 31 / 2008	529	1,115	755	218	424	3,041

At December 31, 2007 and 2006, we employed 2,662 and 1,954 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology

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companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

Stock Plans

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22,000,000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment.

The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans and exchanged Digene stock options and awards into the Company’s common stock. No new grants will be made under these plans.

The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant’s consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

As of January 26, 2009, there were 10.3 million options outstanding at prices ranging between $1.85 and $49.75 and expiring between January 2009 and December 2018. The exercise price of the options is the fair

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market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally there were 1.9 million restricted stock unit awards outstanding as of January 26, 2009. These awards will be released between July 2009 and December 2018. As of January 26, 2009, options to purchase 4.5 million Common Shares and 974,686 restricted stock units were held by the officers and directors of QIAGEN, as a group.

Item 7.    Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2008, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR LLC, United States	23,079,319	(2)	11.67%

(1)	The percentage ownership was calculated based on 197,839,113 Common Shares issued and outstanding as of December 31, 2008.
(2)	Of the 23,079,319 shares attributed to FMR LLC, it has sole voting power over 10,224,131 shares and sole dispositive power over all 23,079,319 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 17, 2009, which reported ownership as of December 31, 2008. FMR Corp. reported that it beneficially owned 28,386,926 shares representing 14.53% of the total Common Shares issued and outstanding at December 31, 2007 and 18,425,233 shares representing 12.27% of the total Common Shares issued and outstanding at December 31, 2006.

Our common stock is traded on the NASDAQ Global Select Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 25, 2009, there were 191 shareholders of record of our common shares.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 26, 2009, the officers and directors of QIAGEN as a group beneficially owned 8,383,635 Common Shares, or 4.24% of the then outstanding Common Shares.

Related Party Transactions

In 2004, we entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services subject to adjustment. During 2008 and 2007, we paid approximately $234,000 and $471,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

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We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. As of December 31, 2008 and 2007, we had accounts receivable from PreAnalytix of $276,000 and $670,000, and accounts payable to PreAnalytix of $250,000 and $116,000, respectively.

During 2007, we made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital, which represents a 33.3% interest in Dx Assays Pte Ltd. In the first quarter of 2008, we made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2008 and 2007, we had loans payable to QIAGEN Finance of $145.0 million and $150.0 million, respectively, and accrued interest due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.4 million. As of December 31, 2008 and 2007, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.7 million.

Item 8.    Financial Information

See Item 18.

Legal Proceedings

For information on legal proceedings, see Note 16 of the Notes to Condensed Consolidated Financial Statements.

While no assurances can be given regarding the outcome of proceedings described in Note 16, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Statement of Dividend Policy

We have not paid any dividends on our Common Shares since our inception and do not intend to pay any dividends on our Common Shares in the foreseeable future. We intend to retain our earnings, if any, for the development of our business.

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Item 9.    The Listing of QIAGEN’s Common Shares

Effective July 3, 2006, our Common Shares began trading on the NASDAQ Global Select Market under the symbol QGEN. Previously, since February 15, 2005, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGEN. Prior to that, since June 27, 1996, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGENF. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our Common Shares on the NASDAQ National Market.

	High ($)	Low ($)
Annual
2004	15.61	8.74
2005	13.77	10.56
2006	16.15	11.72
2007	23.55	15.32
2008	23.39	12.91

	High ($)	Low ($)
Quarterly 2007:
First Quarter	17.91	15.32
Second Quarter	18.14	15.58
Third Quarter	19.53	16.31
Fourth Quarter	23.55	19.26

	High ($)	Low ($)
Quarterly 2008:
First Quarter	23.53	18.17
Second Quarter	22.62	18.49
Third Quarter	21.83	16.26
Fourth Quarter	20.27	12.91

Quarterly 2009:
First Quarter (through March 20, 2009)	18.00	15.08

	High ($)	Low ($)
Monthly
September 2008	21.42	16.26
October 2008	20.28	12.52
November 2008	16.29	13.82
December 2008	17.56	14.84
January 2009	18.00	16.32
February 2009	17.89	16.02

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Since September 25, 1997, our Common Shares were traded officially on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred from the Neuer Markt segment of the Frankfurt Stock Exchange to the Prime Standard Segment of the Frankfurt Stock Exchange. The Neuer Markt segment was discontinued in 2004. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of our Common Shares on the Neuer Markt or the Prime Standard, as applicable.

	High (EUR)	Low (EUR)
Annual
2004	12.40	7.15
2005	11.43	8.20
2006	13.09	9.55
2007	16.24	11.67
2008	15.58	10.19

	High (EUR)	Low (EUR)
Quarterly 2007:
First Quarter	13.95	11.67
Second Quarter	13.61	11.97
Third Quarter	13.64	12.16
Fourth Quarter	16.24	13.49

	High (EUR)	Low (EUR)
Quarterly 2008:
First Quarter	15.58	11.69
Second Quarter	14.62	11.96
Third Quarter	14.79	11.94
Fourth Quarter	14.09	10.19

Quarterly 2008:
First Quarter (through March 20, 2009)	14.04	11.51

	High (EUR)	Low (EUR)
Monthly:
September 2008	14.69	13.08
October 2008	14.09	10.19
November 2008	12.46	11.38
December 2008	13.21	11.86
January 2009	13.75	12.26
February 2009	14.04	12.73

Item 10.    Additional Information

Memorandum and Articles of Association

We are registered in the commercial register of the Chamber of Commerce and Industries (Kamer van Koophandel), Limburg-Noord, under the entry number “12036979.” Set forth is a summary of certain provisions of our Articles of Association, as amended on July 2, 2008, or the Articles, and Dutch law, where applicable. Furthermore, a Dutch Corporate Governance Code, or Code, has been published on December 9, 2003 including principles of good corporate governance and best practice provisions. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A listed company

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should explain in its annual report whether, and if so why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

Such summary does not purport to be complete and is qualified in its entirety by reference to the Articles, Dutch Law and the Code.

Our Objects

Our objects are found in Article 2 of the Articles. Our objects include, without limitation, the performance of activities in the biotechnology industry, as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business.

Managing Directors

QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The majority view in Dutch law is that in managing QIAGEN, the Managing Directors must take into account our interests and our business and the interests of all stakeholders (which includes but is not limited to our shareholders). Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The remuneration policy of the Managing Board has been adopted in our annual General Meeting on June 14, 2005.

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us, we are represented by the Supervisory Board. However, the General Meeting should at all times in an event of a conflict of interest be given the opportunity to appoint a person who is authorized to represent QIAGEN in such event. According to the Code, any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have conflicts of interest that are of material significance to the Company and/or to the relevant Managing Director require the approval of the Supervisory Board.

Supervisory Directors

The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Code, a

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Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.

Under Dutch law and the Code, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation Committee. Any shares held by a Supervisory Director in the company on whose board he sits should be long-term investments.

Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies on the board of directors of a corporation.

Liability of Managing Directors and Supervisory Directors

Under Dutch law, as a general rule, Managing Directors and Supervisory Directors are not liable for obligations we incur. Under certain circumstances, however, they may become liable, either towards QIAGEN (internal liability) or to others (external liability), although some exceptions are described below.

Liability Towards QIAGEN

Failure of a Managing or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing or Supervisory Director must be deemed to have been grossly negligent. Managing Directors and Supervising Directors are jointly and severally liable for failure of the Managing Board and Supervisory Board as a whole, respectively, but an individual Managing or Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences.

Liability for Misrepresentation in Annual Accounts

Managing and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, annual report or interim statements of QIAGEN, although a Managing or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing or Supervisory Director may be found to be criminally liable if he deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.

Tort Liability

Under Dutch law, there can be liability if one has committed a tort (onrechtmatige daad) against another person. Although there is no clear definition of “tort” under Dutch law, breach of a duty of care towards a third party is generally considered to be a tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing or Supervisory Directors.

Criminal Liability

Under Dutch law, if a legal entity has committed a criminal offence, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he played a reasonably active role in the criminal act.

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Indemnification

Article 27 of our Articles provide that we shall indemnify every person who is or was a Managing Director or Supervisory Directors against all expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he reasonably could believe to be in or not opposed to our best interests. An exception is made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to us.

Classes of Shares

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

Common Shares

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in the shareholders register of QIAGEN with TMF Management B.V. in Amsterdam, The Netherlands. The Type II shares are registered with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Financing Preference Shares

No Financing Preference Shares are outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under “Dividends” below. We have no present plans to issue any Financing Preference Shares.

Preference Shares

No Preference Shares are currently outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates are issued for Preference Shares. Only 25% of the par value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under “Dividends” below.

Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or

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given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects.

On August 2, 2004, we entered into an agreement, or Option Agreement, with Stichting Preferente Aandelen QIAGEN (“SPAQ”). Pursuant to the Option Agreement, SPAQ was granted an option to acquire such a number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. The right to acquire Preference Shares is granted subject to the conditions referred to in the previous paragraph. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.

SPAQ was incorporated on August 2, 2004. Its principal office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands. Its statutory objectives are to protect the interest of QIAGEN and its enterprise and the enterprises of companies which are linked to QIAGEN. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in the interest of QIAGEN and its stakeholders.

The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ two members have been appointed. Board members shall be appointed by the board of SPAQ. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by the board or by the chairman of the board.

Pre-emptive Rights

Under the Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or one of our group companies. Under the Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or (ii) to designate the Supervisory Board as the corporate body that has authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

On July 20, 2007, the General Meeting of shareholders of QIAGEN resolved to authorize the Supervisory Board to issue Common Shares and Financing Preference Shares or grant rights to subscribe to those shares for a

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period of 5 years commencing on October 11, 2007 and for a maximum of Common Shares and Financing Preference Shares included in the authorized share capital (as included in the Articles as of October 11, 2007) of QIAGEN.

The General Meeting of shareholders subsequently resolved to grant the authority to exclude or limit any pre-emptive rights. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 50% of the aggregate number of Common Shares and Financing Preference Shares to be issued or rights to subscribe for those shares to be granted under the authorization previously mentioned. The authority to exclude or limit pre-emptive rights covers a period of 5 years commencing as of October 11, 2007.

Acquisition of our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 26, 2008, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 20% of the outstanding shares, for an 18-month period from June 26, 2008 until December 26, 2009, without limitation against a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Capital Reduction

Subject to the provisions of Dutch law and the Articles, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares or (ii) reducing the par value of shares through an amendment of the Articles. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares.

Annual Accounts

We have a calendar fiscal year. Dutch law and the Articles require that within four months after the end of our fiscal year, the Managing Board must make available a report with respect to such fiscal year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an independent accountant. The annual report is submitted to the annual General Meeting for adoption.

Dividends

Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or the Articles.

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Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares, such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend (the “Financing Preference Share Dividend”) shall be paid on the Financing Preference Shares in a percentage (the “Financing Preference Share Dividend Percentage”) over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to reserves as specified above, they are at the free disposal of the General Meeting provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Distributions as described above are payable as from a date to be determined by the Supervisory Board. The date of payment on Type I shares may differ from the date of payment on Type II shares. Distributions will be made payable at an address or addresses in The Netherlands to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions, provided that cash distributions in respect of Type II shares will, subject to certain exceptions, be paid in the currency of a country where our shares are listed or quoted for trading, converted at the close of business on a day to be determined for that purpose by the Supervisory Board.

Dutch law, making the declaration of dividends out of the profits that are at the free disposal of the General Meeting the exclusive right of the General Meeting, is different from the corporate law of most jurisdictions in the United States, which permit a corporation’s board of directors to declare dividends.

Shareholder Meetings, Voting Rights and Other Shareholder Rights

The annual General Meeting is held within six months after the end of each fiscal year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing and Supervisory Boards.

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Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon the request of one or more shareholders and other persons entitled to attend meetings jointly representing at least 40% of our issued share capital or by one or more shareholders jointly representing at least 10% of our issued share capital as provided for and in accordance with the laws of The Netherlands.

General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given to the shareholders by advertisement in at least one national daily newspaper published in The Netherlands no later than the fifteenth day prior to the meeting. The notice will contain the agenda for the meeting or state that the agenda can be obtained at the offices of the Company.

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least one hundredth part of the issued share capital, or represents a value of at least EUR 50,000,000 may request the company not later than on the sixtieth day prior to the day of the General Meeting to include certain subjects on the notice convening a meeting, provided that it is not detrimental to the vital interest of the company. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.

General Meetings are presided over by the chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board.

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles do not allow the adoption of shareholders resolutions by written consent (or otherwise without holding a meeting).

A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless the Articles require a greater majority or quorum. Our Articles do not provide for shareholders to act by written consent outside of a General Meeting.

A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient.

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A shareholder shall upon request be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing Directors at our registered office in the Netherlands or at our principal place of business. Financial records and other company documents (other than made public) are not available in this manner for shareholder review but an extract of the minutes of the General Meeting shall be made available.

According to Dutch law certain resolutions of the Managing Board regarding a significant change in the identity or nature of the company are subject to the approval of the General Meeting. The following resolutions of the Managing Board acquire the approval of the General Meeting in any event:

(i) The transfer of the enterprise or practically the entire enterprise to a third party;

(ii) To conclude or cancel any long lasting cooperation by the company or an affiliate (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company; and

(iii) To acquire or dispose of a participation interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or an affiliate (dochtermaatschappij).

No Derivative Actions; Right to Request Independent Inquiry

Dutch law does not afford shareholders the right to institute actions on behalf of or in our interest. Shareholders holding at least one-tenth of our issued capital, or EUR 225,000, in nominal amount of our shares may inform the Managing Board and the Supervisory Board of their objections as to the policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Division of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Division to order certain measures such as a suspension or annulment of resolutions.

Liquidation Rights

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the par value of their Common Shares, subject to liquidation preference rights of holders of Preference Shares and Financing Preference Shares, if any.

Restrictions on Transfer of Preference Shares

The Supervisory board upon application in writing must approve each transfer of Preference Shares. If approval is refused, the Supervisory Board will designate prospective purchasers willing and able to purchase the shares, otherwise the transfer will be deemed approved.

Limitations on Rights to Own Securities

Other than with respect to usufructuaries and pledges who have no voting rights, our Articles do not impose limitations on rights to own securities.

Provisions which may Defer or Prevent a Change in Control

The Option Agreement and our Articles could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Pursuant to the Articles

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(and pursuant to the resolution adopted by our General Meeting on June 16, 2004), the Supervisory Board is authorized to issue Preference Shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued capital or (ii) a person holding at least a 10% interest in us has been designated as an “adverse person” by the Supervisory Board. Under the Option Agreement, SPAQ could acquire Preference Shares subject to the provisions mentioned in this paragraph.

If the Supervisory Board opposes an intended take-over and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

Due to the implementation of the EC Directive or Takeover Bids, or 13th Directive, in Dutch legislation, shareholders who obtain control of a company are obliged to make a mandatory offer to all other shareholders. The threshold for a mandatory offer is set at the ability to exercise 30% of the voting rights at the General Meeting of shareholders in a Dutch public limited company (naamloze vennootschap) whose securities are admitted to trading on a regulated market in the EU (i.e. QIAGEN).

Ownership Threshold Requiring Disclosure

Our Articles do not provide an ownership threshold above which ownership must be disclosed.

Exchange Controls

There are currently no limitations either under the laws of The Netherlands or in our Articles, to the rights of shareholders from outside The Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in The Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.

Obligation of Shareholders to Disclose Major Holdings

Holders of our Common Shares or rights to acquire Common Shares (which include options and convertible bonds) may be subject to notification obligations under Chapter 5.3 of the Dutch Financial Markets Supervision Act, or the FMSA.

Under Chapter 5.3 FMSA any person whose direct or indirect interest (including potential interest, such as options and convertible bonds) in our capital or voting rights reaches or crosses a threshold percentage must notify the Netherlands Authority for the Financial Markets, or AFM: (a) immediately, if this is the result of an acquisition or disposal by it; (b) within 4 trading days after such reporting, if this is the result of a change in our share capital or votes reported in the AFM’s public register. The threshold percentages are 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 and 95 percent.

Furthermore persons holding 5 percent or more in our voting rights or capital interest must within 4 weeks after December 31 of each year notify the AFM of any changes in the composition of their interest since their last notification.

The following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii). Among others the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by him; (ii) those held by his subsidiaries; (iii) shares held by a third party for such person’s account and the votes such third party may exercise; (iv) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a lasting common policy on voting; (v) the votes held by a third party if such person has concluded an oral or written agreement with such party which provides for a temporary

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and paid transfer of the shares; (vi) the votes which a person may exercise as a proxy but in his own discretion. Special rules apply to the attribution of the Common Shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of Common Shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on Common Shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of the Common Shares.

Under section 5:48 of the FMSA, each of our managing and supervisory directors must without delay notify the AFM of any changes in his interest or potential interest in our capital or voting rights.

The AFM will publish all notifications on its public website (www.afm.nl).

Non-compliance with the notification obligations of Chapter 5.3 FMSA can lead to imprisonment or criminal fines, or administrative fines or other administrative sanctions. In addition, non-compliance with these notification obligations may lead to civil sanctions, including, without limitation, suspension of the voting rights attaching to our shares held by the offender for a maximum of three years, (suspension and) nullification of a resolution adopted by our General Meeting of shareholders (if it is likely that such resolution would not have been adopted if the offender had not voted) and a prohibition for the offender to acquire our Common Shares or votes for a period of not more than five years.

Taxation

The following is a general summary of certain material United States federal income and The Netherlands tax consequences to holders of our Common Shares (collectively, “U.S. Holders”) who are (i) citizens or residents of the United States, (ii) entities subject to U.S. corporate tax, (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States but generally exempt from U.S. tax, (iv) certain not-for-profit organizations established in the United States but generally exempt from U.S. tax, (v) United States regulated investment companies, United States real estate investment trusts, and United States real estate mortgage conduits, and (vi) partnerships or similar pass-through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. This summary does not discuss every aspect of such taxation that may be relevant to U.S. Holders. Therefore, all prospective purchasers of our Common Shares who would be U.S. Holders are advised to consult their own tax advisor with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of our Common Shares. This summary is based upon the advice of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to tax consequences for U.S. Holders and Baker & McKenzie with respect to tax consequences under Netherlands law.

The statements of The Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or The Netherlands law, or in the double taxation conventions between the United States and The Netherlands, occurring after such date.

Netherlands Tax Considerations

The following describes the material tax consequences under Netherlands law of an investment in our Common Shares. Such description is based on current Netherlands law as interpreted under officially published case law, and is limited to the tax implications for an owner of our Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a “non-resident Shareholder” or “Shareholder”).

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Dividend Withholding Tax

General.    Upon distribution of dividends, we would be obligated to withhold 15% dividend tax at source and to pay the amount withheld to The Netherlands tax authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of The Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax derived from our paid-in share premium which is recognized for Netherlands tax purposes.

No withholding tax applies on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates.

A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan and virtually all EU Member States.

U.S. Shareholders.    Under the Tax Convention between The Netherlands and the United States (the “Convention”), the withholding tax on dividends we pay to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention, may be reduced to 5% (in the case of a corporate U.S. Shareholder that holds 10% or more of the voting power of a Netherlands company) or 15% (in the case of other U.S. Shareholders), unless such U.S. shareholders have a permanent establishment in The Netherlands with which the shares are effectively connected.

A full exemption from Netherlands withholding tax may apply to certain U.S. corporate shareholders owning at least 80% of QIAGEN voting power for a period of at least twelve months prior to the distribution.

Dividends we pay to U.S. pension funds and U.S. tax exempt organizations may be eligible for an exemption from dividend withholding tax.

Dividend Stripping.    A refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between The Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (“uiteindelijk gerechtigde”) of the dividends. A recipient of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping,” in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions, by transferring his shares or his entitlement to the dividend distributions.

Income Tax and Corporate Income Tax

General.    A non-resident Shareholder will not be subject to Netherlands income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:

(a) the non-resident Shareholder has not made an election for the application of the rules of The Netherlands 2001 Income Tax Act as they apply to residents of The Netherlands;

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(b) the non-resident Shareholder does not carry on or have an interest in a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;

(c) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in the Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”; and

(d) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.

In general terms, a substantial interest (“aanmerkelijk belang”) in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the nominal paid-in capital of, or any class of our shares, does not have the right to acquire 5% or more of the nominal paid-in capital of, or any class of our shares (including a call option) and does not have the right to share in our profit or liquidation revenue amounting to 5% or more of the annual profits or liquidation revenue.

There is no all-encompassing definition of the term “business asset”; whether this determination can be made in general depends on the facts presented and in particular on the activities performed by the Shareholder. If the Shareholder materially conducts a business activity, while the key interest of his investment in our Shares will not be his earnings out of the investment in our Shares but our economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder’s involvement in our business will exceed regular monitoring of his investment in our Shares.

U.S. Shareholders.    Pursuant to the Convention, the gain derived by a U.S. Shareholder from an alienation of our Common Shares constituting a substantial interest of the Shareholder in QIAGEN, not effectively connected or deemed connected with a permanent establishment or permanent representative of the Shareholder in The Netherlands, is not subject to Netherlands income tax or corporate income tax, provided that the gain from the alienation of our Common Shares is not derived by an individual Shareholder who has, at any time during the five-year period preceding such alienation, been a resident of The Netherlands according to Netherlands tax law and who owns, at the time of the alienation, either alone or together with close relatives, at least 25% of any class of our shares.

Gift and Inheritance Tax

A gift or inheritance of our Common Shares from a non-resident Shareholder will generally not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder does not own a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom our Common Shares are attributable. The Netherlands has concluded a tax convention with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either The Netherlands or the United States.

United States Federal Income Tax Considerations

The following summarizes the material U.S. federal income tax consequences of the ownership of our Common Shares by an investor that purchases such Common Shares and that will hold the Common Shares as capital assets. This summary does not purport to be a complete analysis or listing of all potential tax considerations and does not address holders subject to special treatment under U.S. federal income tax laws (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker dealers or holders that own, actually or constructively, 10% or more of our voting shares).

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As used herein, references to a “U.S. Holder” are to a holder of our Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) a person or entity otherwise subject to United States federal income taxation on a net income basis with respect to our Common Shares (including a non-resident alien or foreign corporation that holds, or is deemed to hold, our Common Shares in connection with the conduct of a U.S. trade or business); and references to a “non-U.S. Holder” are to a holder that is not a U.S. person for U.S. federal income tax purposes.

Taxation of Dividends

To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. For tax years beginning before 2011, such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent, if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the above paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will be in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends, For the purposes of computing the foreign tax credit, dividends paid on our Common Shares will be treated as income from sources outside the United States, but generally will be grouped separately, together with other items of “passive” or financial services income. Recently enacted legislation (the American Jobs Creation Act of 2004, or the “Act”) will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under the Act, dividends paid on our Common Shares will generally constitute passive category income but could, in the case of certain US holders, constitute “general category income.” The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

Dividends we pay in a currency other than the U.S. dollar will be included in the income of a U.S. Holder in a U.S. dollar amount based upon the exchange rate in effect on the date of receipt. A U.S. Holder will have a tax basis in such foreign currency for U.S. federal income tax purposes equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent disposition of such foreign currency (including a subsequent conversion into U.S. dollars) will be ordinary income or loss. Such gain or loss will generally be income from sources within the U.S. for foreign tax credit limitation purposes.

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the United States by such non-U.S. Holder, (and are attributable to a permanent establishment maintained in the

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United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from our Common Shares), in which case the non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of our Common Shares, as discussed below.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 15% for our Common Shares held for more than a year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of our Common Shares unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of our Common Shares) or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Passive Foreign Investment Company Status

We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.

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Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the PFIC rules and their effect on an investment in our Common Shares, with particular regard to (i) the advisability of making the qualified election in the event that we notify the shareholders that we have become a PFIC in any taxable year, or (ii) the advisability of making the mark-to-market election provided in the tax law.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, paid within the United States or through certain U.S.-related financial intermediaries on our Common Shares will be subject to information reporting requirements and backup withholding tax at the rate of 28% for a non-corporate United States person and, who also:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that the individual has failed to report all interest or dividends required to be shown on the Federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8 or W-9.

If a United States person sells our Common Shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the individual can certify that they are a non-U.S. person, under penalties of perjury, or they otherwise establish an exemption. If a United States person sells our Common Shares through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid to the person outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the United States person outside the United States, if the person sells our Common Shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

A Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s income tax liability by filing a refund claim with the United States Internal Revenue Service.

Foreign Currency Issues

If dividends are paid in euros, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot, euro/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. We have never paid cash dividends on our share capital and do not intend to do so for the foreseeable future.

Documents on Display

Documents referred to in this Annual Report may be inspected at our principal executive office located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

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Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We account for derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

Interest Rate Derivatives.    We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as SFAS 133-qualifying ‘accounting hedges’. All derivatives that qualify for hedge accounting in accordance with SFAS 133 are ‘cash-flow hedges’. Further details of our derivative and hedging activities can be found in Note 6 to the accompanying consolidated financial statements.

Interest Rate Risk

At December 31, 2008, we had $333.3 million in cash and cash equivalents. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would decrease 2008 earnings by approximately $950,000.

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2008. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2008, we had $945.0 million in long-term debt, of which $300.0 million was, taking existing cash flow hedges into considerations, effectively at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2008 earnings by approximately $0.1 million, based on the period-end interest rate.

Foreign Currency Exchange Rate Risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.

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A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact, that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. To the extent practicable, such exposures are offset by operational measures, which include intercompany factoring transactions. We have entered into in the past, and may enter into in the future, foreign exchange derivatives, including forward contracts and options, to manage the remaining foreign exchange risk.

Item 12.    Description of Securities Other than Equity Securities

Not Applicable.

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PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2008, our internal control over financial reporting is effective. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft the independent registered public accounting firm that audited our consolidated financial statements for the year ended December 31, 2008,

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has issued an attestation report on management’s assessment of our internal control over financial reporting, which is included in this Annual Report on Form 20-F. This report appears on page F-2.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Supervisory Board has designated Dr. Werner Brandt as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Dr. Brandt is “independent” as defined in the Marketplace Rules of the NASDAQ as applicable to Audit Committees.

Item 16B.    Code of Ethics

QIAGEN has in place a Code of Conduct which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

Item 16C.    Principal Accountant Fees and Services

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chairman full authority to approve any management request for pre-approval, provided the Chairman presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

At our 2008 Annual General Meeting of Shareholders held on June 26, 2008, our shareholders appointed Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft to serve as our auditors for the fiscal year ended December 31, 2008. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young AG and affiliates for providing audit and other professional services in each of the last two fiscal years:

(in thousands)	2008	2007
Audit fees	$1,971	$2,576
Audit related fees	499	773
Tax fees	51	88
All other fees	—	14

Total	$2,521	$3,451

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission.

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Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.

Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

All other fees include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes-Oxley Act of 2002.

Item 16D.    Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

Our corporate governance practices generally derive from the provisions of [the Dutch Civil Code, and] the Dutch Corporate Governance Code. Further, due to our listing at the German Stock Exchange in Frankfurt, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code adopted by the Government Commission on the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law or state the deviations recorded in the period. These standards differ in some respects from the corporate governance practices followed by U.S. companies under the NASDAQ listing standards. A brief summary of the principal differences follows.

Two-Tier Board

QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non executives), similar to a Board of Directors in a U.S. corporation. The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at

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least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. The remuneration of the management has been determined by a remuneration policy which has been approved by QIAGEN’s shareholders in the General Meeting dated June 14, 2005. The remuneration of the members of the Managing Board will, with due observance of the remuneration policy, be determined by the Supervisory Board based on a proposal by its Compensation Committee.

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient. Pursuant to our Articles, members of the Supervisory Board cannot be involved in the day-to-day management of our business. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.

Independence

Unlike the NASDAQ listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code recommends that all Supervisory Board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the NASDAQ rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, a majority of our Supervisory Board are “independent” under both the NASDAQ and Dutch definitions.

Independent Auditors

In contrast to rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, Dutch law requires that external auditors be appointed by the General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public auditor must be approved by the General Meeting. The Supervisory Board nominates a candidate for the appointment of an external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor.

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Exemptions

Exemptions from the NASDAQ corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s initial public offering, NASDAQ granted QIAGEN exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

•

QIAGEN is exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.

•

QIAGEN is exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of the General Meeting. QIAGEN does furnish proxy statements and solicit proxies for meetings of shareholders. However, the laws of The Netherlands do not provide for a “record date” to be fixed in advance of a General Meeting. As a result, the holder of the shares on the day of the meeting may vote the shares at the meeting. QIAGEN’s transfer agent has implemented procedures to check votes by proxy for validity on the day of the meeting.

•

QIAGEN is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Further Information

For additional information regarding our boards, including the audit and other committees of our Supervisory Board, please refer to the discussion in Items 6 and 9 above.

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PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

See pages F-1 through F-46 included herein.

(A)	The following financial statements, together with the reports of Ernst & Young thereon, are filed as part of this annual report:

Item 19.    Exhibits

*1.1	Articles of Association as confirmed by notorial deed as of July 2, 2008 (English translation)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (3)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (3)

2.5	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.6	Indenture between QIAGEN Euro Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated May 16, 2006 (5)

2.7	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated May 8, 2006 (5)

2.8	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.9	Term Loan and Revolving Credit Facilities Agreement, dated July 13, 2007, between QIAGEN N.V. and Deutsche Bank AG (filed as Exhibit (b)) (7)

2.10	Syndication and Amendment Agreement, dated September 25, 2007, between QIAGEN N.V. and Deutsche Bank AG (8)

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4.1	Lease Between QIAGEN GmbH and Gisantus Grundstucksverwaltungsgesellscharft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (1)

4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC (8)

4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation (8)

4.5	Agreement and Plan of Merger among QIAGEN N.V., QIAGEN North American Holdings, Inc., QIAGEN Merger Sub, LLC and Digene Corporation, dated as of June 3, 2007 (Filed as Exhibit 2.1) (6).

4.6	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (Filed as Exhibit 4.23) (3)

4.7	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004 (4)

4.8	QIAGEN N.V. Amended and Restated Stock Plan (Filed as Exhibit 99.4) (2)

4.9	Digene Corporation Amended and Restated Omnibus Plan (Filed as Exhibit 99.2) (2)

4.10	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

4.11	Digene Corporation Amended and Restated Equity Incentive Plan (Filed as Exhibit 99.1) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*15.2	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(2)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 3, 2006.
(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.
(6)	Incorporated by reference to Form F-4 (File No. 333-143791) of QIAGEN N.V. filed with the Securities and Exchange Commission on June 15, 2007.
(7)	Incorporated by reference to Amendment No. 2 to Schedule TO of QIAGEN N.V. filed with the Securities and Exchange Commission on July 18, 2007.
(8)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 20, 2008.

84

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

Dated: March 25, 2009
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

85

QIAGEN N.V. AND SUBSIDIARIES

86

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the years then ended. Our audits also included the financial statement schedule for the years ended December 31, 2008 and 2007 listed in the Index at Item 18A. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended December 31, 2008 and 2007, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, QIAGEN N.V. changed its method of accounting for uncertainties in income taxes in 2007 upon adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Mannheim, Germany

March 23, 2009

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the years then ended of QIAGEN N.V. and Subsidiaries and our report dated March 23, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

Mannheim, Germany

March 23, 2009

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheet of QIAGEN N.V. and Subsidiaries as of December 31, 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2006. Our audit also included the financial statement schedule listed in the Index at Item 19(A) for the year in the period ended December 31, 2006. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2006 and the consolidated results of their operations and their cash flows for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the information in the related financial statement schedule for the year ended December 31, 2006, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

March 30, 2007

McLean, Virginia

F-3

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
(dollars in thousands)	2008	2007
Assets
Current Assets:
Cash and cash equivalents	$333,313	$347,320
Marketable securities	—	2,313
Accounts receivable, net of allowance for doubtful accounts of $3,070 and $3,344 in 2008 and 2007, respectively	158,440	141,846
Income taxes receivable	14,441	10,696
Inventories, net	108,563	88,346
Prepaid expenses and other	61,424	33,693
Deferred income taxes	27,374	23,732

Total current assets	703,555	647,946

Long-Term Assets:
Property, plant and equipment, net	289,672	283,491
Goodwill	1,152,105	1,107,882
Intangible assets, net of accumulated amortization of $132,570 and $65,129 in 2008 and 2007, respectively	640,309	639,107
Deferred income taxes	73,766	72,128
Other assets	25,916	24,620

Total long-term assets	2,181,768	2,127,228

Total assets	$2,885,323	$2,775,174

The accompanying notes are an integral part of these consolidated financial statements.

F-4

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31,
(dollars in thousands)	2008	2007
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$48,836	$40,379
Accrued and other liabilities (of which $6,358 and $6,410 due to related parties in 2008 and 2007, see Note 18)	163,513	104,224
Income taxes payable	14,288	13,456
Current portion of long-term debt	25,000	—
Current portion of capital lease obligations	2,984	2,769
Deferred income taxes	7,754	4,903

Total current liabilities	262,375	165,731

Long-Term Liabilities:
Long-term debt, net of current portion (of which $445,000 in 2008 and $450,000 in 2007 due to related parties, see Note 18)	920,000	950,000
Capital lease obligations, net of current portion	29,718	33,017
Deferred income taxes	212,589	225,893
Other (of which $1,391 due to related party in 2008, see Note 18)	6,797	8,405

Total long-term liabilities	1,169,104	1,217,315

Minority interest	—	553

Commitments and Contingencies (Note 16)
Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000,000 shares, issued and outstanding—197,839,113 and 195,335,076 shares at December 31, 2008 and 2007, respectively	2,212	2,175
Additional paid-in capital	958,665	925,597
Retained earnings	477,812	388,779
Accumulated other comprehensive income	15,155	75,024

Total shareholders’ equity	1,453,844	1,391,575

Total liabilities and shareholders’ equity	$2,885,323	$2,775,174

The accompanying notes are an integral part of these consolidated financial statements.

F-5

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
(in thousands)	2008	2007	2006
Net sales	$892,975	$649,774	$465,778
Cost of sales	293,285	216,227	147,303

Gross profit	599,690	433,547	318,475

Operating Expenses:
Research and development	97,331	64,935	41,560
Sales and marketing	227,408	164,690	115,942
General and administrative, integration and other	113,936	87,178	56,087
Acquisition-related intangible amortization	14,368	7,711	2,085
Purchased in-process research and development	985	25,900	2,200

Total operating expenses	454,028	350,414	217,874

Income from operations	145,662	83,133	100,601

Other Income (Expense):
Interest income	9,511	19,509	16,359
Interest expense	(37,527)	(31,455)	(11,918)
Other income, net	1,640	4,539	1,026

Total other (expense) income	(26,376)	(7,407)	5,467

Income before provision for income taxes and minority interest	119,286	75,726	106,068
Provision for income taxes	29,762	25,555	35,529
Minority interest	491	49	—

Net income	$89,033	$50,122	$70,539

Basic net income per common share	$0.45	$0.30	$0.47

Diluted net income per common share	$0.44	$0.28	$0.46

Shares used in computing basic net income per common share	196,804	168,457	149,504

Shares used in computing diluted net income per common share	204,259	175,959	153,517

The accompanying notes are an integral part of these consolidated financial statements.

F-6

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
(in thousands except shares)	Shares	Amount
BALANCE AT DECEMBER 31, 2005	148,455,864	1,513	157,796	274,200	16,948	450,457

Net income	—	—	—	70,539	—	70,539
Unrealized loss, net on hedging contracts	—	—	—	—	(539)	(539)
Realized loss, net on hedging contracts	—	—	—	—	2,122	2,122
Unrealized loss, net on marketable securities	—	—	—	—	(1,565)	(1,565)
Translation adjustment	—	—	—	—	24,473	24,473

Comprehensive income	—	—	—	—	—	95,030
Transition adjustment to pension liability upon adoption of new accounting standard, net of deferred taxes	—	—	—	—	(204)	(204)
Stock issued for acquisition	125,000	2	1,846	—	—	1,848
Common stock issuances under employee stock plan	1,586,676	20	10,986	—	—	11,006
Tax benefit of employee stock plan	—	—	7,385	—	—	7,385
Share-based compensation	—	—	326	—	—	326
Proceeds from subscription receivable	—	—	317	—	—	317

BALANCE AT DECEMBER 31, 2006	150,167,540	1,535	178,656	344,739	41,235	566,165

Net income	—	—	—	50,122	—	50,122
Unrealized gain, net on hedging contracts	—	—	—	—	903	903
Realized loss, net on hedging contracts	—	—	—	—	611	611
Unrealized loss, net on marketable securities	—	—	—	—	(504)	(504)
Realized gain, net on marketable securities	—	—	—	—	(1)	(1)
Unrealized gain, net on pension	—	—	—	—	47	47
Translation adjustment	—	—	—	—	32,733	32,733

Comprehensive income	—	—	—	—	—	83,911
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082)	—	(6,082)
Stock issued for the acquisition of eGene Inc.	870,444	12	15,598	—	—	15,610
Stock issued for the acquisition of Digene Corporation.	39,618,164	563	635,388	—	—	635,951
Equity awards issued in connection with the Digene acquisition	—	—	33,212	—	—	33,212
Common stock issuances under employee stock plans	4,678,928	65	42,217	—	—	42,282
Tax benefit of employee stock plans	—	—	9,944	—	—	9,944
Share-based compensation	—	—	8,982	—	—	8,982
Proceeds from subscription receivables	—	—	1,600	—	—	1,600

BALANCE AT DECEMBER 31, 2007	195,335,076	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income	—	—	—	89,033	—	89,033
Unrealized loss, net on hedging contracts	—	—	—	—	(3,920)	(3,920)
Realized gain, net on hedging contracts	—	—	—	—	533	533
Realized loss, net on marketable securities	—	—	—	—	(780)	(780)
Unrealized gain, net on pension	—	—	—	—	65	65
Translation adjustment	—	—	—	—	(55,767)	(55,767)

Comprehensive income	—	—	—	—	—	29,164
Stock issued for the acquisition of eGene Inc.	16,860	1	301	—	—	302
Stock issued for the acquisition of Corbett.	218,504	3	4,231	—	—	4,234
Common stock issuances from conversion of warrants	395,417	5	4,995	—	—	5,000
Common stock issuances under employee stock plans	1,873,256	28	13,427	—	—	13,455
Tax benefit of employee stock plans	—	—	(662)	—	—	(662)
Share-based compensation	—	—	9,791	—	—	9,791
Proceeds from subscription receivables	—	—	985	—	—	985

BALANCE AT DECEMBER 31, 2008	197,839,113	$2,212	$958,665	$477,812	$15,155	$1,453,844

The accompanying notes are an integral part of these consolidated financial statements.

F-7

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in thousands)	2008	2007	2006
Cash Flows From Operating Activities:
Net income	$89,033	$50,122	$70,539
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	42,618	31,257	21,818
Amortization of purchased intangible assets	63,086	31,326	8,220
Purchased in-process research and development	985	25,900	2,200
Non-cash acquisition related costs	5,869	2,839	4,745
Share-based compensation:
Share-based compensation expense	9,791	8,982	326
Excess tax benefits from share-based compensation	(1,775)	(9,944)	(7,385)
Deferred income taxes	(17,694)	(1,654)	5,210
Other	(843)	1,809	889
Net changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(19,078)	(21,378)	(3,275)
Income taxes receivable	4,705	(7,598)	(5,385)
Inventories	(30,371)	(8,738)	(4,202)
Prepaid expenses and other	(396)	(4,604)	1,238
Other assets	4,975	(887)	(1,662)
Increase (decrease) in:
Accounts payable	5,753	956	2,720
Accrued and other liabilities	19,081	(23,539)	1,523
Income taxes payable	(3,110)	7,534	525
Other	369	2,428	3,435

Net cash provided by operating activities	172,998	84,811	101,479

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(39,448)	(34,492)	(28,995)
Proceeds from sale of equipment	1,233	715	1,256
Purchases of intangible assets	(18,469)	(24,122)	(6,358)
Purchases of investments	(4,175)	(747)	—
Collections of note receivable in connection with disposed synthetic DNA business unit	—	5,106	652
Purchases of marketable securities	—	(45,444)	(56,606)
Sales of marketable securities	2,313	299,005	20,000
Investment in unconsolidated subsidiary	—	—	(42)
Cash paid for acquisitions, net of cash acquired	(150,531)	(859,692)	(95,379)
Loan to related party	(1,441)	—	—

Net cash used in investing activities	(210,518)	(659,671)	(165,472)

The accompanying notes are an integral part of these consolidated financial statements.

F-8

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
(in thousands)	2008	2007	2006
Cash Flows From Financing Activities:
Proceeds from debt	—	780,018	295,022
Repayment of debt	(5,000)	(337,811)	(9,825)
Principal payments on capital leases	(2,995)	(1,979)	(745)
Proceeds from subscription receivables	985	1,600	317
Excess tax benefits from share based compensation	1,775	9,944	7,385
Issuance of common shares under employee stock plans	13,455	42,282	11,006
Issuance of common shares under exercise of warrant	5,000	—	—
Other financing activities	(451)	—	—

Net cash provided by financing activities	12,769	494,054	303,160

Effect of exchange rate changes on cash and cash equivalents	10,744	(2,231)	(510)

Net (decrease) increase in cash and cash equivalents	(14,007)	(83,037)	238,657
Cash and cash equivalents, beginning of year	347,320	430,357	191,700

Cash and cash equivalents, end of year	$333,313	$347,320	$430,357

Supplemental Cash Flow Disclosures:
Cash paid for interest	$36,460	$30,531	$24,289
Cash paid for income taxes	$39,475	$14,234	$36,384
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	$141	$59	$175
Issuance of common shares in connection with acquisitions	$4,536	$651,561	$1,847

The accompanying notes are an integral part of these consolidated financial statements.

F-9

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

1.	Description of Business

QIAGEN N.V., a Netherlands holding company, and subsidiaries (the Company) is a leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. The Company has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, and nucleic acid and protein handling, separation, and purification as well as open and target specific assays. The Company also supplies diagnostic kits, tests, and assays for human and veterinary molecular diagnostics. Products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. In addition, the Company sells and/or licenses technologies to others. The Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development. Products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

During 2008, the Company acquired Corbett Life Science Pty. Ltd. and the assets related to the Biosystems Business from Biotage AB. During 2007, the Company acquired eGene Inc. and Digene Corporation, as discussed more fully in Note 4. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and include the accounts of the Company and its wholly owned subsidiaries other than those that are considered variable interest entities for which the Company is not the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and which the Company has determined that it is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

The Company buys materials for products from many suppliers, and is not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, the Company may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively

F-10

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

affected. Additionally, the Company’s customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which the Company’s products are used could have a significant effect on the demand for our products.

The financial instruments used in managing the Company’s foreign currency and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. The Company attempts to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of the Company’s financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, the Company has no reason to believe that any counterparties will default on their obligations and therefore does not expect to record any losses as a result of counterparty default. In order to minimize the Company’s exposure with any single counterparty, the Company has entered into master agreements which allow it to manage the exposure with the respective counterparty on a net basis. In connection with such agreements the Company does not require and is not required to pledge collateral for derivative transactions.

Other financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. The Company attempts to minimize the risks related to cash and cash equivalents and short-term investments by using highly-rated financial institutions that invest in a broad and diverse range of financial instruments. The Company has established guidelines related to credit ratings and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.

Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company’s variable rate debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 14, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value of the loan arrangements the Company has with QIAGEN Finance and Euro Finance which includes the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).

Cash and Cash Equivalents, Marketable Securities and Investments

Cash and Cash Equivalents:    Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Marketable Securities and Investments:    The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” All such investments are classified as “available for sale” and stated at fair value. Interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also has investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

Marketable securities and investments are evaluated at least quarterly, or sooner if impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of time and the extent to which the fair value has been less than cost; and

•	the financial condition and near-term prospects of the issuer.

Temporary declines in the value of investments classified as available-for-sale are recorded as an unrealized loss and netted with unrealized gains and reported as a separate component of shareholders’ equity. A decline in fair value below amortized cost that is judged to be other-than-temporary is accounted for as a realized loss and the write down is included in the consolidated statements of income. Realized gains and losses on the sale of investments are determined on a specific identification basis.

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. For the years ended December 31, 2008, 2007 and 2006, write-offs of accounts receivable totaled $703,000, $1.1 million and $333,000 while provisions for doubtful accounts which were charged to expense totaled $827,000, $1.8 million and $378,000, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consist of the following as of December 31, 2008 and 2007:

(in thousands)
Raw materials	$34,820	$26,855
Work in process	36,305	35,894
Finished goods	37,438	25,597

Total inventories	$108,563	$88,346

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 60 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other income (expense).

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other intangible assets acquired by the Company. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142) requires purchased intangible assets other than goodwill to be amortized over their estimated useful lives unless these lives are determined to be indefinite. In accordance with SFAS No. 142, intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a permanent decline in value below the carrying amount has occurred.

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition-related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. In accordance with SFAS No. 142, goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. The Company has elected to perform its annual test for indications of impairment as of October 1st of each year. Goodwill is potentially impaired when, in the first step, the net book value of a reporting unit exceeds its estimated fair value. Our reporting units are our subsidiaries. If impairment is indicated, then the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In testing for potential impairment, the estimated fair value of reporting units is based upon discounted future operating cash flows using a discount rate reflecting the estimated average cost of funds. Future cash flows are based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. For the years ended December 31, 2008, 2007 and 2006, goodwill has not been impaired.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. The Company deems an asset to be impaired if a forecast of undiscounted projected future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. The Company generally measures fair value by discounting projected future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

The Company’s revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services and technology. The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured.

Consumable Products

Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms, and when all of the criteria of SAB 104 are achieved. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Instrumentation

Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, separately-priced extended warranty services or separately-priced extended maintenance contracts, revenue is first allocated to separately-priced extended warranty or maintenance contracts based on the stated contract price, then the remaining contract value is allocated to the remaining elements based on objective, verifiable evidence of the fair value of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or extended product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Other

Other revenue includes license fees, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed and determinable and collectability is reasonably assured.

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

organizations, and laboratories for the provision of services and materials. Purchased in-process research and development is expensed if technological feasibility has not been demonstrated and there is no alternative use for the in-process technology.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2008, 2007 and 2006, shipping and handling costs totaled $17.1 million, $17.1 million and $8.8 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred according to Statement of Position 93-7, “Reporting on Advertising Costs.” Advertising costs for the years ended December 31, 2008, 2007 and 2006 were $21.5 million, $5.0 million and $2.6 million, respectively.

General and Administrative, Integration and Other Costs

General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, the Company incurs indirect acquisition and business integration costs in connection with its purchase business combinations. These costs represent incremental costs that the Company believes would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Other costs include relocation and restructuring costs incurred in connection with a restructuring which was not contemplated at the time of acquisition. These costs are expensed as incurred.

Warranty

The Company warrants its products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded at the time product revenue is recognized. The Company’s product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2006	$1,413
Provision charged to income	1,078
Usage	(775)
Adjustments to previously provided warranties, net	(155)
Currency translation	60

BALANCE AT DECEMBER 31, 2007	$1,621
Provision charged to income	1,884
Usage	(622)
Adjustments to previously provided warranties, net	(32)
Currency translation	(127)

BALANCE AT DECEMBER 31, 2008	$2,724

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes.” The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes.” Tax benefits are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar and subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Realized gains or losses on the value of financial contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income. The net gain (loss) on foreign currency transactions in 2008, 2007 and 2006 was ($230,000), $2.0 million, and ($660,000), respectively, and is included in other income (expense), net.

Derivative Instruments

The Company enters into derivative financial instrument contracts only for hedging purposes and accounts for them in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” and its amendments. The purpose of the derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.

Share-Based Payments

The Company accounts for share-based payments in accordance with the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS No. 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107). Under SFAS No 123(R), compensation cost for all share-based payments granted subsequent to January 1, 2006 are recorded based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Stock Options:    The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model in accordance with SFAS No. 123(R) and SAB 107. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience.

Restricted Stock Units:    Restricted stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is amortized to expense ratably over the vesting period.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation. Amounts reported in prior years as acquisition, integration and related costs within operating expenses are now included as part of the line “General and administrative, integration, and other costs.”

Recent Authoritative Pronouncements

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161)—an amendment of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities.” SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial condition, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 will impact disclosures only and will not have an impact on the Company’s consolidated financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principles, and expands disclosures about fair value measurements. SFAS 157 requires disclosure of information that enables users of the financial statements to assess the inputs used to develop fair value measurements and, for recurring fair value measurements using significant unobservable inputs, the effects of the measurements on earnings for the period. This statement is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position 157-2, “Effective date of FASB 157,” which delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157. In October 2008, the FASB issued Staff Position (FSP) 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. In accordance with the Staff Positions, we adopted SFAS 157 for financial assets and liabilities as of January 1, 2008. The adoption did not have a material impact on our consolidated results of operations and financial position. The provisions of FAS 157 related to other nonfinancial assets and liabilities became effective for the Company on January 1, 2009, and are being applied prospectively. Additional information with respect to the adoption of this standard is set forth in Note 6 to the consolidated financial statements.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS 142. FSP 142-3 amends paragraph 11(d) of SFAS 142 to require an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. FSP 142-3 also requires incremental disclosures for renewable intangible assets. FSP 142-3 is effective for financial statements for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. However, the incremental disclosure requirements would apply to all intangible assets, including those recognized in periods prior to the effective date of FSP 157-3. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. While FAS No. 141R applies only to business combinations with an acquisition date after its effective date, the amendments to FASB Statement No. 109, Accounting for Income Taxes (FAS 109), with respect to deferred tax valuation allowances and liabilities for income tax uncertainties will be applied to all deferred tax valuation allowances and liabilities for income tax uncertainties recognized in prior business combinations. The Company expects SFAS No. 141R will have an impact on the consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date. The Company is still assessing the impact of this standard on the future consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” which establishes new standards governing the accounting for and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reporting of noncontrolling interests (NCIs) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective for the Company beginning January 1, 2009. The provisions of the standard are to be applied to all NCIs prospectively, except for the presentation and disclosure requirements, which are to be applied retrospectively to all periods presented. The Company is currently evaluating the future impacts of and disclosures under this standard.

In December 2007, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties (i.e., parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent.” Additionally, the consensus provides that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF Issue No. 07-1 is effective for the Company beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. The Company is currently evaluating the impacts of and disclosures under this standard.

3.	Net Income per Common Share

The following schedule summarizes the information used to compute earnings per Common Share:

	Years ended December 31,
(in thousands)	2008	2007	2006
Weighted average number of Common Shares used to compute basic net income per Common Share	196,804	168,457	149,504
Dilutive effect of stock options and restrictive stock units	3,122	3,716	2,635
Dilutive effect of outstanding warrant shares	4,333	3,786	1,378

Weighted average number of Common Shares used to compute diluted net income per Common Share	204,259	175,959	153,517

Outstanding stock options and restrictive stock units having no dilutive effect, not included in above calculation	2,149	2,207	3,309

Outstanding warrants having no dilutive effect, not included in above calculation	22,430	23,166	22,071

4.	Acquisitions

Significant 2008 Acquisitions

On July 1, 2008, the Company acquired an 82.5% interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. On October 1, 2008, the Company acquired all assets

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. Additionally, the transaction included the acquisition of Biotage’s 17.5% shareholding in Corbett.

The total Corbett transaction, including the 17.5% acquired via the Biosystems Business acquisition, is preliminarily valued at approximately $115.4 million, including $111.2 million in cash including transaction costs, net of cash acquired and 218,504 shares of QIAGEN restricted common shares, valued at approximately $4.2 million. Contingent consideration includes performance and development milestone payments and other contingencies of up to approximately $24.2 million payable through 2012. The Biosystems Business transaction, excluding the 17.5% Corbett shareholding, is preliminarily valued at approximately $31.0 million in cash including transaction costs. Contingent consideration includes performance milestone payments of up to $6.5 million through 2012, of which $500,000 was earned in 2008 and will be paid in 2009.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from the date of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the fair-value of acquired pre-acquisition contingencies and restructuring costs in connection with the acquisition of Corbett and the Biosystems Business, as well as the resulting deferred taxes.

The preliminary purchase allocations are as follows:

(in thousands)	Corbett Acquisition	Biosystems Business Acquisition	Total
Purchase Price:
Issuance of restricted shares	$4,234	$—	$4,234
Cash, including transaction costs	97,197	52,024	149,221
Cash acquired	(7,075)	—	(7,075)
Cash for 17.5% interest in Corbett	21,071	(21,071)	—

	$115,427	$30,953	$146,380

Preliminary Allocation:
Working capital	$8,192	$3,030	$11,222
Fixed and other long-term assets	4,204	234	4,438
Acquired intangible assets	56,000	15,300	71,300
Goodwill	63,806	14,662	78,468
Purchased in-process research and development expense	1,000	—	1,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(16,800)	—	(16,800)
Liabilities assumed	(975)	(2,273)	(3,248)

	$115,427	$30,953	$146,380

In connection with the acquisition of Corbett, $25.1 million has been paid into an escrow account to cover preacquistion contingencies assumed in the acquisition, including any payments required under the resolution of

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquired litigation (see Note 16). The escrow amounts are recorded as an asset in prepaid and other expenses. Correspondingly, $25.1 million for preacquistion contingencies, including matters other than the ABI litigation, is recorded as a liability under accrued and other liabilities as of December 31, 2008.

The Company’s acquisitions have historically been made at prices at or above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include the use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to effectively expand sales of the Company’s products; and elimination of duplicative facilities, functions and staffing.

Identifiable Intangible Assets

Identifiable intangible assets acquired in 2008 are as follows:

(in thousands)	Corbett Acquisition	Biosystems Business Acquisition	Total
Product technology and know how	$35,000	$12,600	$47,600
Customer relationships	17,400	1,800	19,200
Tradename	3,600	900	4,500

	$56,000	$15,300	$71,300

The weighted-average amortization period for all intangible assets acquired in 2008 is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Purchased In-process Research and Development

Purchased in-process research and development expense represents the value assigned to research and development projects, which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In accordance with FASB SFAS No. 2, Accounting for Research and Development Costs, as interpreted by FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method, amounts assigned to purchased in-process research and development meeting these criteria must be charged to expense at the date of consummation of the purchase business combination. In 2008, a charge of approximately $1.0 million was recorded for purchased in-process research and development in connection with the Corbett acquisition, based on preliminary allocations of the purchase price. While the in-process research and development project was expected to represent new differentiating technology, the revenues forecasted for the project were a minor component of the overall projected revenues.

The estimated fair values of the projects were determined using the income approach, which discounts expected future cash flows to present value. The fair value of the purchased in-process research and development was estimated using a present value discount rate of 25%, which is based on the estimated return requirements for the projects and includes a premium over the Company’s weighted average cost of capital due to the inherent uncertainties associated with the incomplete programs. The rate is consistent with Corbett’s internal rates for similar research and development projects, and represents the rate market participants would use to value the purchased in-process research and development. The projected cash flows were estimated by

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

forecasting total revenues expected from these products and deducting appropriate operating expenses, cash flow adjustments and contributory asset returns to establish a forecast of the net return on the in-process technology. These net returns were reduced to take into account the time value of money and the risks associated with the inherent difficulties and uncertainties in achieving commercial readiness. While the assumptions used in valuing in-process research and development are reasonable, they are inherently uncertain.

Pro forma results

The following unaudited pro forma information assumes that the above acquisition occurred at the beginning of the periods presented. For the years ended December 31, 2008 and 2007, pro forma net sales would have been $929.6 million and $708.4 million, pro forma net income would have been $95.3 million and $57.7 million, and pro forma diluted net income per common share would have been $0.47 and $0.33, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Other 2008 Acquisitions

On February 11, 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 0.9 million and a potential milestone payment amounting to a maximum of AUD 0.4 million, which will become due upon the accomplishment of certain revenue targets in the 12-month period following the acquisition.

On May 2, 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former life science distributor Quimica Valaner. In July 2008, the Company acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for $3.2 million in cash. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in its Brazilian subsidiary, represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

2007 Acquisitions

During 2007, the Company completed the acquisition of eGene, Inc. pursuant to which eGene, Inc. (eGene) became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. Under the terms of the agreement, eGene shareholders received $0.65 in cash and 0.0416 Common Shares of QIAGEN stock per share of eGene common stock. The aggregate purchase consideration amounts to approximately $30.7 million, consisting of approximately $15.0 million in cash, including direct acquisition costs of approximately $.6 million and net of $.2 million cash acquired, and 887,304 QIAGEN Common Shares valued at $15.9 million.

Also in 2007, the Company acquired Digene Corporation (Digene) in a transaction consisting of 55% cash and 45% QIAGEN Common Shares combining the Company’s leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in human Papillomavirus (HPV)-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring. In July 2007, the Company successfully completed its exchange offer and, through a short-form merger under Delaware law, the Company acquired all other Digene shares. Following the completion of the merger, Digene became a wholly-owned subsidiary of QIAGEN’s subsidiary QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net of $17.5 million in cash acquired, the aggregate purchase consideration amounted to approximately $1.5 billion and consisted of approximately $856.0 million in cash, including direct acquisition costs of approximately $19.5 million, 39.6 million QIAGEN Common Shares valued at $636.0 million and 5.0 million of exchanged equity awards valued at $33.2 million. The estimated fair value of Common Shares was determined using an average price of $16.05 per share, which was determined by averaging the closing price of our common stock from two trading days before to two trading days after the announcement date in accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.” The fair value of stock options assumed was calculated using a Black-Scholes-Merton valuation model with the following assumptions: expected life ranging from 0.73 to 1.46 years, risk-free interest rate ranging from 4.67% to 4.75%, expected volatility ranging from 26.5% to 26.9% and no dividend yield. The Company’s acquisitions have historically been made at prices at or above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition.

Final Allocation of 2007 Acquisitions

The allocation of the purchase price and transaction costs for eGene and Digene as of December 31, 2008 is as follows:

(in thousands)	eGene Acquisition	Digene Acquisition	Total
Purchase Price:
Stock issued or to be issued	$15,912	$635,951	$651,863
Cash, including direct costs	15,032	856,159	871,191
Exchanged equity awards	—	33,211	33,211
Cash acquired	(202)	(17,534)	(17,736)

	$30,742	$1,507,787	$1,538,529

Allocation:
Working capital	$(2,757)	$198,777	$196,020
Fixed and other long-term assets	234	40,341	40,575
Acquired intangible assets	13,100	504,000	517,100
Goodwill	24,733	925,857	950,590
Purchased in-process research and development expense	900	25,000	25,900
Deferred tax liability on fair value of identifiable intangible assets acquired	(4,734)	(155,481)	(160,215)
Liabilities assumed	(734)	(30,707)	(31,441)

	$30,742	$1,507,787	$1,538,529

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Identifiable Intangible Assets

Identifiable intangible assets acquired in 2007 are as follows:

(in thousands)	eGene Acquisition	Digene Acquisition	Total
Customer relationships	$700	$93,000	$93,700
Product technology and know how	12,400	252,000	264,400
Patented technology	—	138,000	138,000
Tradename	—	21,000	21,000

	$13,100	$504,000	$517,100

Restructuring of Acquired Businesses

The Company has undertaken restructuring activities related to the 2007 acquired businesses. These activities, which were accounted for in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” have primarily included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of acquisitions, the Company established reserves as detailed below. In accordance with EITF Issue No. 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Upon finalization of restructuring plans or settlement of obligations for less than the expected amount, any excess reserves are reversed with a corresponding decrease in goodwill. Accrued acquisition expenses are included in accrued and other liabilities in the accompanying consolidated balance sheet. In connection with the 2008 acquisitions, the Company accrued $359,000 for lease and facility costs.

Changes in the acquisition accrual for the 2007 acquired businesses for the year ended December 31, 2008 are as follows:

(in thousands)	Relocation, severance and employee related	Lease and facility	Other	Total
ACCRUAL BALANCE AT DECEMBER 31, 2007	$2,310	$1,561	$152	$4,023
Amounts accrued	1,324	(84)	235	1,475
Amounts paid in cash or settled	(2,267)	(481)	(286)	(3,034)

ACCRUAL BALANCE AT DECEMBER 31, 2008	$1,367	$996	$101	$2,464

F-24

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Accumulated Other Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The components of the Company’s comprehensive income or loss as presented in the Consolidated Statements of Shareholders’ Equity include net income, unrealized gains and losses from foreign currency translation, forward contracts, pension liabilities and available-for-sale marketable securities. The following table is a summary of the components of accumulated other comprehensive income:

(in thousands)	2008	2007
Net unrealized gain on marketable securities	$—	$780
Net unrealized gain (loss) on hedging contracts, net of tax of $1.5 million and $512,000 in 2008 and 2007, respectively	(2,162)	1,225
Net unrealized loss on pension, net of tax of $40,000 and $67,000 in 2008 and 2007, respectively	(92)	(157)
Foreign currency translation adjustments	17,409	73,176

Accumulated other comprehensive income	$15,155	$75,024

6.	Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities, which requires the Company to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. SFAS 157 clarifies the fair value measurement objective within U.S. generally accepted accounting principles and its application under the varying pronouncements that require or permit fair value measurements. SFAS 157 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s financial assets and liabilities subject to SFAS 157 consist of derivative contracts used to hedge currency risk on foreign denominated assets and liabilities, which are classified in Level 2 of the fair value hierarchy. In determining fair value, both the counterparty credit risk and the Company’s creditworthiness are considered. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

Derivatives and Hedging

In the ordinary course of business, the Company uses derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The Company accounts for its derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and related guidance which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. The Company makes use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as SFAS 133-qualifying ‘accounting hedges’. All derivatives that qualify for hedge accounting in accordance with Statement 133 are ‘cash-flow hedges’. In 2008, the Company did not record any hedge ineffectiveness in income (expense) and did not discontinue any cash-flow hedges. The Company does not expect to reclassify any amount currently included in accumulated other comprehensive income as unrealized gain or loss from derivative contracts into earnings.

As of December 31, the carrying amounts of, which are equal to the respective fair values, of derivative financial instruments were as follows:

(in thousands)	2008	2007
Assets
Derivatives without a hedging relationship	$344	$—
Derivatives with a hedging relationship (hedge accounting)	$—	$63
Liabilities
Derivatives without a hedging relationship	$10,891	$1,500
Derivatives with a hedging relationship (hedge accounting)	$14,839	$5,888

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

The Company has foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Footnotes 10 and 14 for details) and which qualify for hedge accounting as cash flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the delta in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at December 31, 2008 and 2007 of approximately $3.1 million and $5.1 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition, at year-end the Company was party to cross currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Footnotes 10 and 14 for details) and which qualified as cash flow hedges with a notional amount of $60.0 million which mature in November 2012 and had a fair market value of $4.9 million at December 31, 2008 which is included in other long-term liabilities in the accompanying consolidated balance sheet.

The Company is party to various foreign exchange forward and swap arrangements which had, at December 31, 2008, an aggregate notional value of approximately $163.3 million and a fair value of $0.3 million and $10.9 million which is included in other assets and other liabilities respectively and which expire during January and March 2009. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign exchange risk. Changes in their fair value have been recognized in other income, net.

In 2007, the Company had forward arrangements which qualified as cash flow hedges of foreign currency denominated liabilities. At December 31, 2007, the Company held a contract for Canadian dollars 5.0 million

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which matured in February 2008 and had a fair market value of $788,000 at December 31, 2007 included in other liabilities. Additionally the Company held a contract for Japanese yen 160.0 million which matured in March 2008 and had a fair market value of $63,000 at December 31, 2007 which is included in prepaid and other assets at December 31, 2007.

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps which effectively fix the variable interest rates on $200.0 million of the Company’s variable rate debt, which qualify for hedge accounting as cash flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of December 31, 2008, had an aggregate fair value of $6.8 million recorded in other long-term liabilities in the accompanying consolidated balance sheet.

7.	Marketable Securities

At December 31, 2008, the Company had no investments in marketable securities. At December 31, 2007, the Company held 289,096 shares in Coley Pharmaceutical Group (CPG) with a fair market value of $2.3 million and a cost of $1.4 million. In December 2007, CPG was acquired in a tender offer and as a result the Company tendered its shares in exchange for $8 per share. Upon the exchange in January 2008, the Company received $2.3 million in cash and recognized a gain of approximately $780,000.

For the years ended December 31, 2008, 2007 and 2006, proceeds from sales of available-for-sale securities totaled $2.3 million, $299.0 million and $20.0 million, respectively. There were no realized gains or losses during 2007 and 2006.

8.	Prepaid Expenses and Other

Prepaid expenses and other current assets are summarized as follows as of December 31, 2008 and 2007:

(in thousands)	2008	2007
Prepaid expenses	$19,418	$18,555
Escrow in connection with Corbett Acquisition	25,139	—
Value Added Tax	10,427	4,980
Other receivables	6,440	10,158

	$61,424	$33,693

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2008 and 2007:

(in thousands)	Estimated useful life (in years)	2008	2007
Land	—	$13,357	$13,793
Buildings and improvements	1-40	225,284	225,804
Machinery and equipment	2-10	131,118	111,930
Computer software	1-5	44,268	37,724
Furniture and office equipment	2-10	58,783	52,877
Construction in progress	—	10,932	7,842

		483,742	449,970
Less: Accumulated depreciation and amortization		(194,070)	(166,479)

Property, plant and equipment, net		$289,672	$283,491

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2008 and 2007, respectively. For the years ended December 31, 2008, 2007 and 2006 depreciation and amortization expense totaled $36.2 million, $26.1 million and $19.7 million, respectively. Repairs and maintenance expense was $9.7 million, $7.4 million and $4.5 million in fiscal years 2008, 2007 and 2006, respectively.

10.	Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the extent of the Company’s control. The Company monitors changes in circumstances that may require a reassessment of the level of control. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

A summary of these investments, which are included in other assets, as of December 31, 2008 and 2007, is as follows:

Company (in thousands)	Ownership Percentage	Equity Investments As of December 31,		Share of income (loss) For the years ended December 31,
		2008	2007	2008	2007	2006
PreAnalytiX GmbH	50.00%	$7,008	$4,555	$1,459	$1,318	$1,009
QBM Cell Science	19.50%	$443	$504	$(61)	$(42)	$(28)
QIAGEN Finance	100.00%	$703	$277	$426	$86	$66
QIAGEN Euro Finance	100.00%	$733	$476	$257	$250	$204
Dx Assays Pte Ltd	33.30%	$316	$747	$(408)	$—	$—

During 2008, the Company invested $4.2 million for a 5% interest in a privately-held company. This investment is accounted for under the cost method of accounting.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2007, the Company had a $4.0 million investment in a privately-held company accounted for under the cost method of accounting. During 2008, in connection with the acquisition of Corbett, the Company recorded a $4.0 million impairment of this investment based on the Company’s assessment of the recoverability of the investment amount. Following the acquisition of Corbett, management anticipated a change in the Company’s purchasing pattern of the investee’s products, which is expected to negatively impact the forecasted financial condition of the investee. Accordingly, the Company believes the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicates that the Company’s investment is worthless and that recoverability of the asset through future cash flows is not considered likely enough to support the current carrying value. The Company has no contractual obligation to provide any additional investment or other financing beyond its present investment in the investee. The impairment is included in other income, net in the accompanying consolidated statements of operations.

At December 31, 2008, the Company had a loan receivable of $1.4 million included in other long-term assets, due from Dx Assays, which bears interest at 15% and is due in March 2013. As of December 31, 2008, total assets of Dx Assays totaled $4.9 million and shareholders’ equity amounted to $189,000. In 2008, Dx Assays recorded revenues of $121,000 and a net loss of $1.7 million.

As of December 31, 2008 and 2007, total assets of QBM Cell Science totaled $233,000, and $383,000, respectively, and shareholders’ equity amounted to $191,000 and $317,000, respectively. In 2008, QBM Cell Science recorded revenues of $348,000 and a net loss of $280,000. In 2007, revenues of $303,000 and a net loss of $396,000 were recorded.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary within the provisions of FASB revised Interpretation No. 46 (FIN 46R), “Consolidation of Variable Interest Entities.” Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. Total assets of PreAnalytiX amounted to $16.4 million and $12.3 million as of December 31, 2008 and 2007, respectively. The shareholders’ equity for PreAnalytiX amounted to $15.9 million as of December 31, 2008 and $11.0 million as of December 31, 2007. PreAnalytiX revenues totaled $10.2 million and $7.8 million in 2008 and 2007, respectively. PreAnalytiX net income was $3.9 million and $3.3 million in 2008 and 2007, respectively.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. According to the provisions of FIN 46R, QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments pursuant to Accounting Principles Board Opinion No. 18, and accordingly records 100% of the profit or loss of

F-29

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

11.	Intangible Assets

The following sets forth the acquired intangible assets by major asset class as of December 31, 2008 and December 31, 2007:

(in thousands)	Weighted Average Life	2008		2007
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11 years	$233,083	$(43,399)	$216,871	$(24,557)
Developed technology	10 years	379,763	(65,456)	345,213	(30,412)
Customer base, Trademarks and non-compete agreements	11 years	160,033	(23,715)	142,152	(10,160)

		$772,879	$(132,570)	$704,236	$(65,129)

Unamortized Intangible Assets:
Goodwill		$1,152,105		$1,107,882

Amortization expense on intangible assets totaled approximately $69.4 million, $36.4 million and $10.3 million, respectively, for the years ended December 31, 2008, 2007 and 2006. In connection with the acquisitions as more fully discussed in Note 4, approximately $1.0 million and $25.9 million of purchase price was allocated to purchased in-process research and development and expensed during the years ended December 31, 2008 and 2007, respectively.

Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2009	$70,849
2010	$70,327
2011	$69,047
2012	$64,575
2013	$62,173

F-30

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2008 and 2007, are as follows:

(in thousands)	Germany	Americas	Asia	Switzerland	Other Countries	Total
BALANCE AT DECEMBER 31, 2006	$55,504	$61,959	$13,689	$—	$28,989	$160,141

Goodwill acquired during the year	—	950,036	—	—	—	950,036
Intersegment goodwill transfer	802	(802)	—	—	—	—
Earn-out and milestone payments	—	3,000	—	—	875	3,875
Purchase adjustments	(1,748)	(17,053)	193	—	—	(18,608)
Effect of foreign currency translation	5,930	1,199	962	—	4,347	12,438

BALANCE AT DECEMBER 31, 2007	$60,488	$998,339	$14,844	$—	$34,211	$1,107,882

Goodwill acquired during the year	4,017	1,422	—	10,645	63,858	79,942
Intersegment goodwill transfer	6,067	(37,779)	—	(2,507)	34,219	—
Earn-out and milestone payments	363	—	—	137	904	1,404
Purchase adjustments	—	(5,745)	—	(97)	(1,409)	(7,251)
Effect of foreign currency translation	(3,220)	(2,019)	850	1,596	(27,079)	(29,872)

BALANCE AT DECEMBER 31, 2008	$67,715	$954,218	$15,694	$9,774	$104,704	$1,152,105

Purchase adjustments primarily reflect adjustments to the acquired tax assets and liabilities along with final settlements of escrow accounts. During 2008, goodwill acquired in connection with the Digene acquisition in 2007 was allocated to the respective operating subsidiaries.

12.	Income Taxes

Income before income taxes for the years ended December 31, 2008, 2007 and 2006 consisted of:

(in thousands)	2008	2007	2006
Pretax income in The Netherlands	$53,032	$38,396	$16,131
Pretax income from foreign operations	66,254	37,330	89,937

	$119,286	$75,726	$106,068

The provisions for income taxes for the years ended December 31, 2008, 2007 and 2006 are as follows:

(in thousands)	2008	2007	2006
Current—The Netherlands	$8,999	$3,590	$386
—Foreign	23,326	18,880	21,143

	32,325	22,470	21,529

Deferred—The Netherlands	—	1,257	376
—Foreign	(2,563)	1,828	13,624

	(2,563)	3,085	14,000

Total provision for income taxes	$29,762	$25,555	$35,529

F-31

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Netherlands statutory income tax rate for the years ended December 31, 2008, 2007 and 2006 was 25.5%, 25.5% and 29.6%, respectively. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and the effective tax rate for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$30,418	25.5%	$19,310	25.5%	$31,396	29.6%
Earnings of subsidiaries taxed at different rates	1,432	1.2	4,894	6.5	5,011	4.7
Tax impact from permanent items	(3,064)	(2.6)	(3,825)	(5.1)	(1,944)	(1.8)
Purchased in-process research & development	300	0.3	9,803	12.9	825	0.8
Tax contingencies, net	(1,665)	(1.4)	(3,806)	(5.0)	51	—
Taxes due to changes in tax rates	2,429	2.0	(1,123)	(1.5)	199	0.2
Other items, net	(88)	(0.1)	302	0.4	(9)	—

Total provision for income taxes	$29,762	24.9%	$25,555	33.7%	$35,529	33.5%

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. The Company’s tax holidays expire at various dates through 2011.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2001 are open for income tax examinations by tax authorities. Its subsidiaries with few exceptions are no longer subject to income tax examinations by tax authorities for years before 2004.

On January 1, 2007, the Company adopted the provisions of FIN 48, which clarifies the accounting for uncertainty in income tax positions. This interpretation requires the Company to recognize in the consolidated financial statements those tax positions determined to be more likely than not to be sustained upon examination, based on the technical merits of the position. Upon adoption, the Company derecognized $6.1 million tax benefits for positions previously recognized through a debit to retained earnings. After considering the impact of adopting FIN 48, the Company had an approximate $12.6 million reserve for uncertain tax positions as of January 1, 2007. The reserve for uncertain income tax positions is included in taxes payable in the consolidated balance sheet.

The Company does not currently anticipate that its existing reserves related to uncertain tax positions as of December 31, 2008 will significantly increase or decrease during the twelve-month period ending December 31, 2009; however, various events could cause the Company’s current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at January 1, 2007	$12,567
Additions based on tax positions related to the current year	728
Additions for tax positions of prior years	4,724
Reductions for tax positions of prior years	(307)
Settlements with taxing authorities	(1,080)
Reductions due to lapse of statute of limitations	(8,271)
Increase due to acquisitions	1,250
Increase from currency translation	883

Balance at December 31, 2007	$10,494

Additions based on tax positions related to the current year	897
Additions for tax positions of prior years	1,590
Settlements with taxing authorities	(1,547)
Reductions due to lapse of statute of limitations	(2,605)
Increase from currency translation	(520)

Balance at December 31, 2008	$8,309

At December 31, 2008 and December 31, 2007, the Company’s net unrecognized tax benefits totaled approximately $7.7 million and $9.1 million, respectively, of which $7.7 million in benefits, if recognized, would favorably affect the Company’s effective tax rate in any future period. It is possible that approximately $1.2 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

The Company’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2008, the Company has $315,000 of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. During 2008, the amount of accrued interest decreased by $537,000 with approximately $767,000 of interest income and $242,000 of interest expense recognized during 2008. The Company has recorded net deferred tax liabilities of $119.2 million and $134.9 million at December 31, 2008 and 2007, respectively which are reflected on the Company’s consolidated balance sheets at December 31, 2008 and 2007 as follows:

(in thousands)	2008	2007
Current deferred tax asset	$27,374	$23,732
Current deferred tax liabilities	(7,754)	(4,903)
Non-current deferred tax asset	73,766	72,128
Non-current deferred tax liabilities	(212,589)	(225,893)

Net deferred tax liabilities	$(119,203)	$(134,936)

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax liability at December 31, 2008 and 2007 are as follows:

	2008		2007
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$62,156	$—	$59,389	$—
Accrued and other liabilities	23,973	(231)	17,375	(418)
Inventories	7,333	(1,886)	7,434	(817)
Allowance for bad debts	1,404	(56)	795	(15)
Currency Revaluation		(10,060)	531	(2,384)
Depreciation and amortization	1,603	(4,513)	2,576	(7,778)
Tax credits and state income taxes	6,266		4,396	(994)
Unremitted profits and earnings			—	(1,055)
Capital leases	659	(620)	674	(378)
Intangibles	787	(191,754)	1,917	(204,189)
Equity Awards			2,418	—
Other	6,511	(3,483)	1,348	(1,356)
Valuation allowance	(17,292)		(14,405)	—

	$93,400	$(212,603)	$84,448	$(219,384)

Net deferred tax liabilities		$(119,203)		$(134,936)

At December 31, 2008, the Company had $ 126.9 million and $140.1 million of U.S. federal and state net operating loss (NOL) carryforwards, respectively. These amounts include $9.4 million related to deductions for equity awards. These NOLs have, for the most part, been acquired in recent acquisitions and a portion of these NOLs are subject to limitations under Section 382 of the Internal Revenue Code. As of December 31, 2008 and 2007, the Company had other foreign carryforwards totaling approximately $36.4 million and $39.6 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of these NOLs, approximately $ 23.6 million at December 31, 2008, expire in various years through 2021. The balance does not expire.

Deferred tax assets as of December 31, 2008 and 2007, relating primarily to net operating loss carryforwards have been reduced by a valuation allowance of approximately $13.4 million and $14.4 million, respectively, to a net amount that management believes is more likely than not to be realized. During 2008, the valuation allowance related to prior year deferred tax assets decreased by approximately $1.0 million. The decrease in the valuation allowance for 2008 is related to acquired NOLs and therefore offsets against goodwill. The remaining valuation allowances, if reversed, would favorably impact income from operations as part of the tax provision in accordance with FAS 141R.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2008 and 2007, the Company had deferred income tax liabilities of approximately $614,000 and $1.1 million, respectively, for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries. It is not practicable to determine the amount of income tax payable in the event the Company repatriated all undistributed foreign earnings.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2008 and 2007 consist of the following:

(in thousands)	2008	2007
Payroll and related accruals	$32,271	$29,086
Accrued expenses	45,341	30,787
Swaps and forwards	22,652	2,303
Royalties	16,610	15,720
Deferred revenue	12,049	8,934
Accrued interest on long-term debt	6,430	6,560
Acquisition and related costs	3,021	4,093
Preacquistion contingencies assumed in acquisition	25,139	—
Accrued change in control payments related to acquisition	—	6,741

Total accrued liabilities	$163,513	$104,224

14.	Lines of Credit and Debt

The Company has eight separate lines of credit amounting to $165.3 million with variable interest rates, $110,000 of which was utilized at December 31, 2008. There were insignificant short-term borrowings outstanding at December 31, 2008 and 2007.

At December 31, 2008, total debt was approximately $945.0 million, $25.0 million of which is current. Total debt consists of the following:

(in thousands)	2008	2007
$500.0 million note payable at LIBOR plus a variable margin ranging from 0.4% to 0.775%, or 1.01% and 5.545% at December 31, 2008 and 2007, respectively, due on July 12, 2012, with payments beginning in 2009	$500,000	$500,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 4.2% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 1.95% due in July 2011	145,000	150,000

Total long-term debt	945,000	950,000
Less current portion	25,000	—

Long-term portion	$920,000	$950,000

During 2007, the Company repaid debt of EUR 5.0 million, which was originally due in June 2008, and a note payable of EUR 30.0 million, which was due in annual installments through June 2011.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future principal maturities of long-term debt as of December 31, 2008 are as follows:

Year ending December 31,	(in thousands)
2009	$25,000
2010	50,000
2011	220,000
2012	650,000

$945,000

Interest expense on long-term debt was $33.7 million, $29.7 million and $10.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of (1) a $500 million term loan, (2) a $100 million bridge loan, and (3) a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2008.

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary, Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At December 31, 2008 and 2007, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective fixed interest rate of 4.2% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the Notes at December 31, 2008 was approximately $276.1 million. The Company has reserved 15.0 million shares of common stock for issuance in the event of conversion.

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2008 and 2007, $145.0 million and $150.0 million, respectively, is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. In November 2008, $5.0 million was repaid in connection with the conversion of a portion of the 2004 Notes issued by QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rate of 1.95% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2008 was approximately $206.4 million. The Company has reserved 11.5 million shares of common stock for issuance in the event of conversion.

15.	Share-Based Compensation

The Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company issues new shares of its common stock to satisfy option exercises and had approximately 17.1 million shares of common stock reserved and available for issuance under this plan at December 31, 2008.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans. The Company had approximately 0.8 million shares of common stock reserved and available for issuance under these plans at December 31, 2008.

Stock Options

During the years ended December 31, 2008 and 2007, the Company granted 432,725 and 379,598 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2008	2007	2006
Stock price volatility	38%	38%	43%
Risk-free interest rate	2.91%	4.27%	4.74%
Expected life (in years)	5.27	5.47	6.00
Dividend rate	0%	0%	0%
Forfeiture rate	8.5%	5%	9%

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s employee stock options as of December 31, 2008 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	11,362,641	$13.633
Granted	432,725	$20.339
Exercised	(1,340,914)	$9.923
Forfeited and cancelled	(179,456)	$21.116

Outstanding at December 31, 2008	10,274,996	$14.261	4.53	$52,206,322

Exercisable at December 31, 2008	9,599,027	$13.914	4.23	$51,898,358

Vested and expected to vest at December 31, 2008	10,219,845	$14.239	4.51	$52,178,386

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2007 and 2006 was $7.80, $6.97 and $7.52, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $14.9 million and $42.0 million, respectively. At December 31, 2008, the unrecognized share-based compensation expense related to employee stock option awards is approximately $3.1 million and will be recognized over a weighted average period of approximately 1.75 years.

At December 31, 2008, 2007 and 2006, options were exercisable with respect to 9.6 million, 10.9 million and 11.5 million Common Shares at a weighted average price of $13.91, $13.49 and $13.40 per share, respectively. The options outstanding at December 31, 2008 expire in various years through 2018.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is recognized ratably over the requisite vesting period, generally 10-years. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.0%. At December 31, 2008, there was $23.2 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 3.19 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2008 was $21.06. The total fair value of restricted stock units vested during the years ended December 31, 2008 and 2007 was $10.3 million and $2.7 million, respectively.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s restricted stock units as of December 31, 2008 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	1,585,558
Granted	804,566
Vested	(388,342)
Forfeited and cancelled	(93,621)

Outstanding at December 31, 2008	1,908,161	3.19	$33,507,306

Vested and expected to vest at December 31, 2008	1,636,766	3.01	$28,741,614

Compensation Expense

Share-based compensation expense for the years ended December 31, 2008 and 2007 totaled approximately $9.8 million and $9.0, respectively as shown in the table below. For the year ended December 31, 2006, share-based compensation expense totaled approximately $326,000 with a recognized tax benefit of $112,000. No share-based compensation cost was capitalized in inventory in 2008, 2007 or 2006 as the amounts were not material. The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled $1.8 million, $9.9 million and $7.4 million, respectively, for the years ended December 31, 2008, 2007 and 2006.

Compensation Expense (in thousands)	2008	2007
Cost of sales	$968	$362
Research and development	1,818	1,267
Sales and marketing	2,999	1,758
General and administrative	3,620	2,432
Acquisition and integration related	386	3,163

Share-based compensation expense before taxes	9,791	8,982
Income tax benefit	3,025	3,252

Net share-based compensation expense	$6,766	$5,730

16.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $11.2 million, $9.8 million and $9.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future obligations under capital and operating leases at December 31, 2008 are as follows:

	Capital Leases	Operating Leases
2009	$4,971	$8,399
2010	4,964	6,660
2011	5,000	4,301
2012	4,989	2,025
2013	5,055	554
Thereafter	17,384	49

	42,363	$21,988

Less: Amount representing interest	(9,661)

	32,702
Less: Current portion	(2,984)

Long-term portion	$29,718

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $16.6 million and $15.7 million at December 31, 2008 and 2007, respectively. Royalty expense relating to these agreements amounted to $34.0 million, $37.1 million and $24.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2008, the Company had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

	Purchase Commitments	Royalty Commitments
2009	$25,617	$4,670
2010	5,968	1,212
2011	189	742
2012	181	642
2013	181	670
Thereafter	1,155	816

	$33,291	$8,752

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, the Company could be required to make additional contingent cash payments totaling up to $42.0 million based on

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the achievement of certain revenue and operating results milestones as follows: $7.9 million in 2009, $15.9 million in 2010, $3.2 million in 2011, $3.5 million in 2012 and $11.5 million payable in any 12 month period from now until 2012 if certain criteria are met.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2008, the total commitment under these agreements totaled $17.8 million.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2008 and 2007 appropriately reflect the estimated cost of such warranty obligations.

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of December 31, 2008, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the third quarter 2007 acquisition of Digene Corporation and the third quarter 2008 acquisition of Corbett, the Company has been involved in various claims and legal proceedings. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on the Company’s financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007, and the Court issued two opinions construing the asserted claims. In light of the Court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the issue of exceptional case. Both QIAGEN and Third Wave filed a notice of appeal to the Federal Circuit and the briefing was completed on November 7, 2008. Oral argument before the Federal Circuit was held February 2, 2009 and a decision is expected in late spring or early summer 2009. QIAGEN intends to vigorously pursue this appeal and any potential remand to the district court.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007, both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the Cross License Agreement and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied the Motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration and to add an eighth affirmative action defense alleging that, as a result of the merger with QIAGEN, Digene has no standing to prosecute this arbitration. On April 4, 2008, the arbitration panel granted Digene’s motion to add its count with respect to Roche’s interference but denied it leave to add a count directed to Roche’s rights in the Cross License Agreement at this stage of the proceedings. The panel also denied Gen-Probe’s motion to add QIAGEN as a party and change the caption of the case, but granted it leave to add its eighth affirmative defense. The oral hearing before the arbitration panel was held on October 27, 2008 to November 11, 2008, and post-arbitration briefing was completed on January 16, 2009. Subsequently, on January 30, 2009, oral argument was held before the panel on all issues. A written decision is expected in early 2009. QIAGEN intends to continue to vigorously pursue the arbitration.

Corbett v. ABI

A declaratory judgment action was filed by Corbett Research Pty. Ltd., Corbett Life Science, and Corbett Robotics Inc. (collectively, “Corbett”) against Applera Corporation and Applied Biosystems, Inc. (collectively, “ABI”) in the Northern District of California on June 30, 2008. The complaint seeks a judgment that Corbett’s

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QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rotor-Gene products do not infringe the claims of U.S. Patent No. 6,814,934 B1 (the ‘934 patent), and that the ‘934 patent claims are invalid or unenforceable. On July 1, 2008, QIAGEN finalized its acquisition of the outstanding shares of Corbett. ABI answered Corbett’s complaint denying invalidity and unenforceability of the ‘934 patent and counterclaiming that Corbett Rotor-Gene products infringe the ‘934. ABI’s counterclaims allege that Corbett’s infringement is willful and seeks money damages and an injunction. Corbett answered denying ABI’s counterclaims on October 17, 2008. On January 21, 2009, a joint stipulation for dismissal was granted by the Court and this case is now closed.

Preacquistion Contingencies

In connection with the acquisition of Corbett, $25.1 million has been paid into an escrow account to cover preacquistion contingencies assumed in the acquisition, including any payments required under the resolution of the above mentioned litigation with ABI. The escrow amounts are recorded as an asset in prepaid and other expenses. Correspondingly, $25.1 million for preacquistion contingencies, including matters other than the ABI litigation, is recorded as a liability under accrued and other liabilities as of December 31, 2008.

17.	Employee Benefit Plans

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.7 million, $1.4 million and $881,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company also has a defined contribution plan which covers certain executives. The Company makes matching contributions up to an established maximum. In 2008, 2007 and 2006, matching contributions to the plan totaled approximately $378,000, $390,000 and $295,000, respectively.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately, in compliance with the Emerging Issues Task Force Issue No. 88-21, “Determination of Vested Benefit Pension Plan” (EITF 88-1). The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.9 million at December 31, 2008 and $2.2 million at December 31, 2007.

18.	Related Party Transactions

The Company entered into a consulting agreement in 2004 with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. During 2008 and 2007, the Company paid approximately $234,000 and $471,000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in the aggregate immaterial except for certain transactions with the joint venture PreAnalytiX, Dx Assays Pte. Ltd., QIAGEN Finance and QIAGEN Euro Finance.

F-43

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. As of December 31, 2008 and 2007, the Company had accounts receivable from PreAnalytix of $276,000 and $670,000, and accounts payable to PreAnalytix of $250,000 and $116,000, respectively.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. In the first quarter of 2008, the Company made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2008 and 2007, the Company had loans payable to QIAGEN Finance of $145.0 million and $150.0 million, respectively, and accrued interest due to QIAGEN Finance of $3.4 million and amounts receivable from QIAGEN Finance of $2.4 million. As of December 31, 2008 and 2007, the Company has a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.7 million. The amounts receivables are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

19.	Segment and Related Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements. Summarized financial information concerning the Company’s reportable segments is shown in the tables below.

F-44

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales.

(in thousands)	2008	2007	2006
Net Sales
Americas	$988,617	$465,878	$318,865
Germany	331,013	270,173	220,325
Switzerland	77,745	56,615	40,044
Asia	90,047	71,168	49,875
All other	210,439	148,082	109,025
Corporate	878	350	525

Subtotal	1,698,739	1,012,266	738,659
Intersegment Elimination	(805,764)	(362,492)	(272,881)

Total	$892,975	$649,774	$465,778

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

(in thousands)	2008	2007	2006
Intersegment Sales
Americas	$(535,199)	$(155,052)	$(115,924)
Germany	(195,561)	(162,149)	(129,438)
Switzerland	(63,401)	(42,637)	(26,518)
Asia	(3,778)	(1,876)	(784)
All other	(7,825)	(778)	(188)
Corporate	—	—	(29)

Total	$(805,764)	$(362,492)	$(272,881)

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The Corporate segment operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

(in thousands)	2008	2007	2006
Operating Income (Loss)
Americas	$66,962	$14,605	$31,414
Germany	71,786	63,769	53,956
Switzerland	(8,249)	(391)	(1,558)
Asia	905	5,941	8,302
All other	32,683	21,922	15,594
Corporate	(16,552)	(20,051)	(6,550)

Subtotal	147,535	85,795	101,158
Intersegment Elimination	(1,873)	(2,662)	(557)

Total	$145,662	$83,133	$100,601

F-45

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

(in thousands)	2008	2007
Assets
Americas	$2,927,088	$2,122,875
Germany	459,428	459,761
Switzerland	127,677	97,730
Asia	97,822	80,987
All other	284,229	119,470
Corporate	914,336	1,862,963

Subtotal	4,810,580	4,743,786
Intersegment Elimination	(1,925,257)	(1,968,612)

Total	$2,885,323	$2,775,174

(in thousands)	2008	2007
Long-Lived Assets
Americas	$1,549,132	$1,653,244
Germany	317,431	303,097
Switzerland	37,264	12,191
Asia	32,959	33,237
All other	162,873	45,817
Corporate	8,343	7,514

Total	$2,108,002	$2,055,100

At December 31, 2008 and 2007, for Switzerland, the net investment in equity method investees was $7.0 million and $4.6 million, respectively. The Netherlands had a net investment in equity method investees of $2.2 million and $2.0 million as of December 31, 2008 and 2007, respectively.

(in thousands)	2008	2007	2006
Capital Expenditures
Americas	$11,220	$6,381	$4,206
Germany	18,174	19,938	20,638
Switzerland	5,675	3,445	2,211
Asia	1,567	2,875	804
All other	2,780	1,822	1,130
Corporate	32	31	6

Total	$39,448	$34,492	$28,995

(in thousands)	2008	2007	2006
Depreciation and Amortization
Americas	$68,089	$34,274	$10,074
Germany	23,761	20,186	14,070
Switzerland	3,897	2,653	1,638
Asia	3,672	2,512	1,626
All other	5,576	2,373	1,850
Corporate	709	585	780

Total	$105,704	$62,583	$30,038

F-46

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2006:
Allowance for doubtful accounts	$2,388	$378	$(333)	$175	$2,608
Year Ended December 31, 2007:
Allowance for doubtful accounts	$2,608	$1,807	$(1,062)	$(9)	$3,344
Year Ended December 31, 2008:
Allowance for doubtful accounts	$3,344	$827	$(703)	$(398)	$3,070

S-1

QIAGEN Companies
QIAGEN Distributors and Importers
Madrid
Paris
London
Venlo
Copenhagen
Düsseldorf
Hamburg
Stockholm
Helsinki
Zurich
Vienna
Milan
Ankara
Beijing
Tokyo
Seoul
Shanghai
Shenzhen
Hong Kong
Kuala Lumpur
Singapore
Brisbane
Sydney
Melbourne
Toronto
Los Angeles
Germantown / Gaithersburg
Mexico City
Sao Paulo

QIAGEN GLOBAL CONTACTS – OUR COMPANIES

AMERICAS

QIAGEN North American Holdings, Inc.
19300 Germantown Rd
Germantown, MD 20874
United States of America

QIAGEN Sciences, Inc.
19300 Germantown Rd
Germantown, MD 20874
United States of America

QIAGEN Gaithersburg, Inc.
1201 Copper Road
Gaithersburg, MD 20878
United States of America

QIAGEN, Inc.
27220 Turnberry Lane
Suite 200
Valencia, CA 91355-1106
United States of America

QIAGEN, Inc.
2800 Argentia Road, Unit 7
Mississauga, Ontario L5N 8L2
Canada

QIAGEN Biotecnologia Brazil Ltda
Av. Jabaquara, 1909
04045 003 São Paulo
Brazil

QIAGEN Mexico, S. de R.L. de C.V.
Colima 164
Colonia Roma
C.P. 06700 Mexico D.F.
Mexico

ASIA

QIAGEN China Co., Ltd.
Suite 2506, POS Plaza
1600 Century Ave
Pudong, Shanghai 200122
China

Tiangen Biotech Co., Ltd.
4th Floor, Beilu Building
35 Chengfu Road, Haidian District,
Beijing 100083
China

PG Biotech Co., Ltd.
F6, R3-B, High-Tech Industrial Park
Shen Nan Avenue
Shenzhen 518057
China

QIAGEN Hong Kong Pte. Limited
(Silvercord Building, Tower 2)
Unit 1007B, 10/F
No.30 Canton Road,
Tsimshatsui, Kowloon
Hong Kong

QIAGEN K.K.
Forefront Tower II
13-1, Kachidoki 3 Chome
Chuo-ku, Tokyo 104-0054
Japan

QIAGEN Sdn. Bhd.
Level 13, Wisma E&C
No. 2 Lorong Dungun Kiri
Damansara Heights
50490 Kuala Lumpur
Malaysia

Research Biolabs Pte Ltd
73 Ayer Rajah Crescent #04-05
Ayer Rajah Industrial Estate
Singapore 139952
Singapore

QIAGEN Korea Ltd.
#1012 C Bldg. Woolim-Lions Valley
371-28 Gasandong, Gumchungu
Seoul 153-786
South Korea

AUSTRALIA

QIAGEN Pty Ltd
PO Box 641
Doncaster
Victoria 3108

Corbett Robotics Pty Ltd.
42 McKechnie Drive
Eight Mile Plains
QLD 4113 (Brisbane)

Corbett Research Pty Ltd.
14 Hilly Street
Mortlake
NSW 2137 (Sydney)

EUROPE

QIAGEN Vertriebs GmbH
Löwengasse 47/6
1030 Vienna
Austria

QIAGEN S.A.
3 avenue du Canada
LP 809
91974 Courtaboeuf Cedex
France

QIAGEN GmbH
QIAGEN Strasse 1
40724 Hilden
Germany

QIAGEN Hamburg GmbH
Königstrasse 4a
22767 Hamburg
Germany

QIAGEN S.p.A.
Via Grosio, 10/10
20151 Milan
Italy

QIAGEN Iberia, S.L.
Rosa de Lima, 1
Edificio Alba
28290 Las Matas, Madrid
Spain

QIAGEN AB, Scandinavia
Frösundaviks Allé 15
169 70 Solna
Sweden

QIAGEN AG
Garstligweg 8
8634 Hombrechtikon
Switzerland

QIAGEN Instruments AG
Garstligweg 8
8634 Hombrechtikon
Switzerland

QIAGEN Benelux B.V.
Spoorstraat 50
5911 KJ Venlo
The Netherland

ATQ Biyoteknoloji
Iç ve Dis Ticaret Limited Sirketi
7. Cad., No: 73/A; Birlik Mahallesi
06610 Çankaya - Ankara
Turkey

QIAGEN Ltd.
QIAGEN House
Fleming Way
Crawley
West Sussex, RH10 9NQ
United Kingdom

QIAGEN N.V., VENLO, THE NETHERLANDS

Annual Report 2008

REPORT OF THE SUPERVISORY BOARD

QIAGEN N.V., VENLO

Report of the Supervisory Board

To our Shareholders

The Supervisory Board thanks the Managing Board and all QIAGEN employees for their significant contributions to QIAGEN’s success in 2008. In addition, we also would like to thank our partners and customers for their commitment and their trust in QIAGEN as well.

2008 was a very successful year for the Company where we significantly increased our technology and market leadership in sample and assay technologies in all our customer segments. Very important milestones in 2008 were the acquisitions of Corbett Life Science Pty. Ltd. and the BioSystems business from Biotage AB. The acquisition of Corbett provided us with the world’s first rotary real-time PCR cycler system, an excellent complement to QIAGEN’s portfolio of current and future molecular testing solutions, including our modular processing platform QIAsymphony. The acquisition of Biotage’s BioSystems business added a fundamental technology in next generation sequencing, Pyrosequencing for applications including Epigenetics in research and molecular diagnostics as well as multiplex analysis in genetic and pathogen detection. The successes reported in this annual report reflect how we further implemented our growth strategy which is based primarily on organic growth complemented by targeted acquisitions.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, and human resources management.

In particular and as defined by the Dutch Corporate Governance Code, the Supervisory Board discussed the corporate strategy, the risks of the business and the result of the assessment by the Managing Board of the structure and operation of the internal risk management and control systems as well as any significant changes thereto.

In addition, the Supervisory Board discussed its current and desired profile, composition and competence as well as its performance and that of its individual members. In its discussions, the Supervisory Board came to the conclusion that the Managing Board and the Supervisory Board properly functioned and that its current profile, composition and the competence of its members are appropriate.

The Supervisory Board further reviewed the performance of the Managing Board and the performance of its individual members with and also in the absence of the members of the Managing Board. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Company’s Remuneration Policy approved by the Annual General Meeting held on June 14, 2005.

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QIAGEN N.V., VENLO

Compensation of the members of the Managing Board consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation as well as pension plans. The Remuneration Policy and the various aspects of the compensation of the Managing Board are described in greater detail in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings and the main itmes discussed, the independence of its members and their remuneration as well as other information on the Supervisory Board can be found in the Corporate Governance Report which is an integral part of this Annual Report.

The Supervisory Board met five times during the course of 2008 with regular attendance of the members of the Managing Board. We are pleased to report very high attendance at our meetings - none of the members of the Supervisory Board has been frequently absent from the Supervisory Board meetings in 2008. The personal data and other board positions held by the members of the Supervisory Board are set forth in the Corporate Governance Report. All members of the Supervisory Board fulfil the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market and the Dutch Corporate Governance Code with the exception of Dr. Metin Colpan due to his former position as CEO of the Company. Additional information on how the duties of the committees of the Supervisory Board have been carried out in the financial year 2008 can be found in the Corporate Governance Report.

QIAGEN N.V. is a company under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all shareholders and has always placed the highest standards on its Corporate Governance principles. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the 40 recommendations made in the report of the Netherlands’ Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1. 2004. It is the Company’s policy to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code although some minor deviations may result from effects such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where the Company’s common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s common shares have been listed since 1997. QIAGEN provides detailed disclosure regarding compliance with the German and the Dutch Corporate Governance Code in the Corporate Governance Report.

2

QIAGEN N.V., VENLO

All Company operations are believed to be carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. Federal Securities Law and Regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz. The common shares of the Company are registered and traded in the United States of America on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2008 earnings to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for the year 2008 are presented as prepared by the Managing Board, audited by Ernst & Young Accountants LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board. We recommend that the Annual General Meeting adopts these financial statements, including allocation of of profits to retained earnings.

The term of office of the members of the Supervisory Board expires as of the close of the Annual General Meeting of Shareholders of QIAGEN N.V. to be held on June 24, 2009. Prof. Dr. Detlev H. Riesner, Dr. Werner Brandt. Dr. Metin Colpan, Erik Hornnaess, Prof. Dr. Manfred Karobath, and Heino von Prondzynski will stand for re-election. Prof. Dr. jur Carsten P. Claussen has agreed to continue to serve as Special Advisor and Honorary Chairman.

The Supervisory Board proposed during the joint meeting of members of the Supervisory Board and Managing Board that the members of the Managing Board be re-elected at the Annual General Meeting of Shareholders on June 24, 2009.

Venlo, The Netherlands, April 2009

Prof. Dr. Detlev H. Riesner
Chairman of the Supervisory Board

3

QIAGEN N.V., VENLO

MANAGING DIRECTORS’ REPORT

QIAGEN N.V., VENLO

MANAGING DIRECTORS’ REPORT

Dear Shareholder,

2008 again was an exciting and very successful year for QIAGEN. We once again exceeded our strategic and financial goals, leveraged our innovation and market leadership, added significant new capabilities to our technology portfolio, and thereby created considerable value for you, our shareholders, our customers, employees, and partners worldwide. Given the increasingly volatile global economic market environment, we are very proud that we can say: the state of our company today is strong.

For the year ending December 31, 2008 we reported our consolidated net sales grew by 37% from US$649,8 million to US$893,0 million. Our industry leading organic growth rate of 13% was largely propelled by our innovation engine.

Operating income, as reported for fiscal year 2008, increased 38% to US$158,9 million from US$115,1 million in 2007, and net income increased 26% to US$93,5 million in 2008 from US$74,4 million in 2007. Diluted earnings per share rose to US$0,47 in 2008 (based on 199,9 million weighted average shares and share equivalents outstanding) from US$0,43 in 2007 (based on 172,2 million weighted average shares and share equivalents outstanding).

This strong financial performance reflects the consistent execution of a successful growth strategy, blending innovation-spurred organic growth with active partnering and catalytic acquisitions. In 2008, we introduced more than 80 new products to the market, accounting for a record high 5% of our internal revenue growth.

We significantly enhanced the company’s offering of Sample & Assay Technologies by innovating and adding new, externally developed technologies to our already unmatched suite of molecular testing solutions. Twelve months ago, QIAGEN had a leading position in proprietary solutions for two out of the three steps of which molecular testing consists: sample preparation and assay setup. We had a clear plan for 2008 to add a leadership position in the third area and thanks to a series of internal developments and strategic and highly synergistic acquisitions made last year (Corbett and the Pyrosequencing technology portfolio), QIAGEN today holds a strong, technology leading position for the final step – detection. Today our Company is able to offer complete and automated proprietary solutions spanning sample to result. This strategic move strengthens the value proposition for our customers tremendously. Our complete portfolio allows us to further standardize workflows and create significant advantages to laboratories and life sciences researchers worldwide in terms of convenience, cost-efficiency, and quality of results.

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QIAGEN N.V., VENLO

Our broad portfolio of detection technologies (real-time PCR; capillary electrophoresis, multiplexed detection, hybrid capture and pyrosequencing) be integrated with our other platforms such as our modular processing platform QIAsymphony, the largest and most distinguished development program ever undertaken at QIAGEN. Its market introduction last year was as successful and award-winning as was also the 2007 launch of the QIAcube, which already has sold over 3000 units and recently received FDA 510(k) approval for applications using our PAXgene Blood RNA system. By maintaining constant momentum in the execution of our platform strategy, we take leadership in addressing one of the most dominating trends in molecular biology laboratories: customers today increasingly look for automated workflow solutions to cover their specific application needs. Following the introduction of our complementary reaction setup module scheduled for fall 2009, QIAsymphony will be the world’s first integrated system to automate entire workflows in a broad range of molecular sample and assay applications. Further complementing our industry leading instrumentation pipeline, the future introduction of the ultra high-throughput screening platform, QIAensemble, to run our next generation HPV test will continue our track record of revolutionizing the molecular diagnostic market.

Today, we are better positioned then ever before in all of the markets we serve, thereby driving the application of molecular methods into new fields and creating enormous benefits. For instance, our Sample & Assay Technologies are being used in cutting edge areas of research such as microRNA, which is expected to play a vital role for shaping the future of healthcare. Further our molecular methods are also used by new partners in China to ensure better food control and also by veterinary labs in Europe to improve testing for veterinary diseases such as Bovine Virus Diarrhea (BVD), which have devastating economic impacts on the agricultural sector. Leveraging this core competency – sample & assay technologies – and disseminating it into the four markets of molecular diagnostics, applied testing, pharmaceutical industry and academic research is central to our strategy to maintain and expand our leadership position well into the future. Our new sequence-based detection and quantification technology, for example, not only allows new advances in cancer research and in emerging fields such as epigenetics, but also holds great promise for molecular diagnostic applications in epigenetics and genotyping. Based on this cutting edge technology, QIAGEN introduced a revolutionary first assay to determine the mutation status of the K-ras gene in metastatic colorectal cancer patients. This provides invaluable information to help define which patients will benefit from certain new chemotherapeutic treatments based on monoclonal antibodies. Our pipeline holds additional pharmacogenetic assays for cancer indications, which will allow physicians to customize therapies for effectiveness, greatly reducing healthcare costs and, most importantly, contributing to the avoidance of unnecessary or even harmful treatments for patients suffering from serious diseases.

5

QIAGEN N.V., VENLO

In 2008, we continued to play a crucial role in shaping the future healthcare by introducing the most advanced diagnostic tools, far superior to current conventional methods. With over 120 tests, QIAGEN offers the broadest panel of molecular diagnostic solutions worldwide, enriched by novel assay launches for HIV, Borrelia, and others. The tremendous value of our QIAGEN digene HPV test which is both FDA and CE approved for screening human papillomavirus (HPV) infections in women was highlighted last year by the Nobel Prize for Medicine, awarded to Harald zur Hausen for the pioneering discovery of the link between a HPV infection and the development of cervical cancer. At the same time, the market penetration of our HPV franchise has gained strong momentum, both in and outside the United States. We have made great strides in educating physicians, public health institutions and women about the significant benefits of HPV testing as the gold standard in the prevention of cervical cancer. More and more key opinion leading organizations around the world like the German Association for Gynecology and Obstetrics now recognize the overwhelmingly superior accuracy of the digene HPV test in identifying women at risk of cervical cancer – and recommend the test to be performed on a routine basis. We have also entered into an agreement with the Mexican Public Health Agency for a national HPV screening program and are very proud that our digene HPV test has been chosen as the standard of care for cervical cancer prevention in Mexico. In the future, we expect other emerging countries to follow this example and institute similar HPV based cervical cancer prevention programs.

At QIAGEN we believe that economic success comes with a social obligation. Cervical cancer is the second most deadly cancer among women. Cervical cancer kills more than 300.000 women each year globally, and almost all of these deaths are preventable. Together with the new and emerging vaccines, our highly accurate test for HPV can help eliminate this devastating disease, if all women – no matter what their income level or their social class is – have access to this life saving technology. Simply put, with the regular use of the digene HPV test in cervical cancer screening programs, no women should die from cervical cancer. This fact drives our commitment globally to provide testing solutions to specifically address the health and living conditions in low resource regions. We are proud of our new initiative QIAGENcares, which includes large scale HPV test-kit donations to the world’s poorest countries, as well as our exciting new product careHPV. This new diagnostic test, which we have developed in partnership with PATH and with funding from the Bill & Melinda Gates Foundation, utilizes our state-of-art HPV screening technology. It is designed specifically for use in low resource settings and is expected to be available for pilot programs to governments and non-governmental organizations in 2009.

In 2008 we significantly widened our geographic scope. We strengthened our presence in the rapidly growing South and Central American countries and expanded our molecular testing capabilities in a joint venture throughout Asia. With the opening of our Customer Solution Center in Singapore, we completed the Company’s global Service Solution Network, creating invaluable benefits to our 400.000 customers. Each and every one of them can now rely on a one-of-a-kind global customer support system which provides a comprehensive solutions-oriented service in a broad variety of languages at any time, at any day in any place in the world.

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QIAGEN N.V., VENLO

I want to thank you, shareholders, for your continued and sustaining trust in our company. Although we are fully aware of the challenging overall economic environment, we continue to see significant growth opportunities for the future of our company. Our industry proves to be more stable than most other sectors and we are well prepared to fully capitalize on the opportunities in the future.

And I want to thank our employees around the world. In 2008, we brought on board the 3000th member to our unique pool of innovative, energetic thinkers and passionate business professionals. This marks another important company milestone. QIAGEN has continued to invest significantly in the skills and talents of its workforce and has installed cross-continental educational programs which are unique to our industry. In 2008 and again in 2009 we have been awarded “Top employer” in Germany, and this year for the first time we were ranked No. 1 in the field of personnel development. The same development programs are available to most of our 3.000 employees throughout the world. Our employees are our most valuable resource and the conditio sine qua non for a bright and successful future of our company. This year’s annual report is dedicated to them.

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Management Report for the Period from January 1, 2008, to December 31, 2008

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Results of Operations, Financial Position

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample. Assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

We have developed more than 500 consumable products and automated solutions. We sell these products to academic research markets, leading pharmaceutical and biotechnology companies, and molecular diagnostics laboratories as well as customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential—including but not limited to throughout Europe and Asia, the Americas, Australia and Canada. We also have specialized independent distributors and importers. We employ more than 3.000 people in over 20 locations worldwide.

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QIAGEN N.V., VENLO

Since 2003, we have had a compound annual growth rate of approximately 21% in net sales and net income. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings.

These transactions include:

•

In October 2008, we acquired all assets to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17,5% of the outstanding stock of Corbett Life Science Pty. Ltd. (Corbett).

•

In July 2008, we acquired a major stake in Corbett, a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system – the Rotor-Gene™ – a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

•

In July 2007, we completed the acquisition of Digene Corporation (NASDAQ: DIGE) through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

•

In July 2007, we completed our acquisition of eGene, Inc. (OTCBB: EGEI) pursuant to which eGene became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

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QIAGEN N.V., VENLO

In 2008, on a consolidated basis, operating income increased to US$158,9 million compared to US$115,1 million in 2007. Our operating income was impacted by growth in consumables and instrument product sales, which experienced growth of 36% and 51% in 2008 as compared to 40% each in 2007, respectively. Our financial results include the contributions of our recent acquisitions from the date of their acquisition, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development and costs related to the relocation and closure of certain facilities in North America. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands, two subsidiaries located in Germany and one in Australia which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings.

The following table sets forth operating income by segment for the years ended December 31, 2008 and 2007. Further segment information can be found in Note 32 in the accompanying financial statements.

Income (Loss) from Operations (Excluding Other Income and Other Expense) (US$ thousands)	2008	2007
Americas	81.210	38.905
Germany	78.529	69.426
Switzerland	(5.764)	3.735
Asia	882	5.920
All other	33.315	21.885
Corporate	(16.552)	(20.916)

	171.620	118.955

Intersegment elimination	(1.873)	(2.662)

	169.747	116.293

In 2008, operating income in the Americas increased compared to the same period in 2007, primarily due to the July 2007 acquisitions which contributed for the entire year in 2008 versus a partial year in 2007. While sales increased during 2008 as a result of acquisitions and organic growth, expenses in the Americas, including the amortization of acquired intangibles, were also higher following the acquisitions and ongoing integration efforts.

In Germany, operating income was higher in 2008, compared to 2007, primarily due to increased sales, partially offset by an increase in operating expenses.

In Switzerland, the decrease in operating income in 2008, as compared to 2007, was primarily due to an increase in research and development expense, partially offset by an increase in instrumentation sales.

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The net decrease in operating income in our Asia segment in 2008 compared to 2007 is primarily due to an increase in operating expense in China, as a result of opening our new China sales office, located in Shanghai.

The increase in operating income in 2008 in our All Other segment is primarily due to the July 2008 acquisition of Corbett.

Fiscal Year Ended December 31, 2008 compared to 2007

Revenues

In 2008, net sales increased 37% to US$893,0 million compared to US$649,8 million in 2007. Our 2008 net sales include the results of operations of Corbett, which was acquired in July 2008, as well as Digene and eGene, which were acquired in the third quarter of 2007. The increase in total sales includes organic growth (13%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (2%). Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2008, net sales in Germany increased by 25%, net sales in Asia increased by 25%, primarily driven by Singapore, China, and Korea, net sales in the Americas increased by 46% and net sales in all other countries increased by 38%, which includes the results of Corbett. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 88% of total sales, and instrumentation products, which represented approximately 11% of total sales. Sales of sample and assay technologies which include consumables and instrumentation experienced growth rates of 36% and 51%, respectively, in 2008 as compared to 2007. The current global financial crisis exposes us to the risk of a recession and while we expect continued growth in both our consumables and instrumentation businesses, it may be lower than our historical growth. Additionally, if the financial crisis endures too long and is not addressed promptly and effectively future growth could be adversely effected.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2008, we launched more than 80 new products in the area of sample & assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire sample and assay technology-related workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of Malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. For the year ended December 31, 2008, as compared to the same period in 2007, using the 2007 foreign exchange rates for both periods, net sales would have increased approximately by 35% as compared to the reported increases of 37%.

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Gross Profit

Gross profit was US$599,7 million, or 67% of net sales, in the year ended December 31, 2008 as compared to US$433,1 million, or 67% of net sales, in 2007. The absolute dollar increase in 2008 compared to 2007 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter. During 2008 and 2007, sample and assay product sales represented approximately 88% and 89% of our total sales, respectively. The gross margin in 2008 as compared to 2007 reflects an increase in sample and assay sales at a more favorable margin, offset by an increase in amortization of acquisition-related intangible assets.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to US$48,7 million in 2008 as compared to US$24,0 million in 2007. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations, namely Corbett and Digene which were acquired in July 2008 and 2007, respectively. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

In addition, during 2008 a total of US$1,4 million was expensed to acquisition-related cost of sales related to the write-up of acquired inventory to fair market value as a result of the 2008 business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. During 2007, a total of US$2,8 million was expensed to acquisition-related cost of sales and included approximately US$300.000 of inventory, which was written off as a result of the Digene and eGene acquisitions as well as US$2,5 million in cost related to the write-up of acquired inventory to fair market value as a result of the 2007 business combinations.

Research and Development

Research and development expenses increased 31% to US$73,9 million (8% of net sales) in 2008 compared to US$56,3 million (9% of net sales) in the same period of 2007. Our 2007 and 2008 acquisitions, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including US FDA Pre-Market Approval (PMA), US FDA 510(k) and EU CE approval of certain assays or instruments. We have a strong commitment to research and development and anticipate that research and development expenses will continue to increase, perhaps significantly.

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Sales and Marketing

Sales and marketing expenses increased 40% to US$242,2 million (27% of net sales) in 2008 from US$172,6 million (27% of net sales) in 2007. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2008 as compared to 2007 is primarily due to our acquisitions of Corbett and Digene in July of 2008 and 2007, respectively, through which we acquired over 200 sales and marketing personnel. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative, Business Integration, Relocation, Restructuring and Related Costs

General and administrative, business integration, relocation, restructuring and related costs increased 30% to US$113,9 million (13% of net sales) in 2008 from US$87,9 million (14% of net sales) in 2007. The increase in these expenses in 2008 is partly the result of general and administrative expenses related to our new businesses acquired in 2008, which have expanded our presence in Australia, as well as the full year’s expense from our 2007 acquisitions. Further, we have continued to incur integration costs for businesses acquired in 2007 as well as for the new businesses acquired in 2008. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which generally has continued to expand along with our growth. Included in these costs are US$8,1 million in 2008 and US$7,2 million in 2007 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. As we further integrate the acquired companies, we expect to continue to incur additional business integration costs in 2009. We believe that over time the results of the integration activities will result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under sales and marketing expenses. Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2008, the amortization expense on acquisition-related intangibles within operating expense increased to US$17,8 million compared to US$8,8 million in 2007. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

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Non-Operating Income (Expense)

Non-operating expense was US$39,1 million in 2008, as compared to non-operating expense of US$17,4 million in 2007. This increase in non-operating expense was mainly due to higher financial expense and lower financial income.

For the year ended December 31, 2008, financial income decreased to US$9,7 million from US$19,5 million in 2007. The decrease in financial income was due to a decrease in the amount of investments along with a decline in interest rates.

Financial expense increased to US$49,7 million in 2008 compared to US$40,3 million in 2007. Interest costs primarily relate to the US$500,0 million term loan obtained in July 2007 in connection with the Digene acquisition and our convertible loans. The increase in financial expense in 2008 as compared to 2007 is primarily due to the interest expense on the new term loan obtained in July 2007 which is tied to LIBOR plus a margin.

In 2008, we recorded a net gain from equity-accounted investees of US$1,0 million compared to US$1,3 million in 2007. The gain primarily represents our share of profits from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. During 2007, we entered into a joint venture with BioOne*Capital to establish Dx Assay Pte Ltd, one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%. In 2008 and 2007, our effective tax rate was 22,0% and 23,8%, respectively.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2008 and 2007, we had cash and cash equivalents of US$334,9 million and US$348,5 million, respectively, and investments in current marketable securities of US$2,3 million at December 31, 2007. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2008, cash and cash equivalents had decreased by US$13,5 million from December 31, 2007 primarily due to cash provided by operating activities of US$176,2 million and financing activities of US$10,0 million, offset by cash used in investing activities of US$210,5 million. As of December 31, 2008 and 2007, we had working capital of US$421,7 million and US$465,2 million, respectively.

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Cash Flows from Operating Activities.

For the years ended December 31, 2008 and 2007, we generated net cash from operating activities of US$176,2 million and US$96,3 million, respectively. Cash provided by operating activities increased in 2008 compared to 2007 primarily due to increases in net income, depreciation and amortization, and accrued and other liabilities, partially offset by an increase in inventories. The increase in net income is primarily attributable to our 2008 sales growth, while the increase in depreciation and amortization is primarily due to our 2007 acquisitions which recorded depreciation and amortization for the full year 2008, as compared to only a partial year in 2007. Further, our depreciation and amortization also increased in connection with the 2008 acquisitions. The increase in accrued and other liabilities reflects higher accruals as a result of our growth, such as accrued payroll and royalties. Additionally, approximately US$9,4 million of the increase in accrued and other liabilities is related to the derivative transactions used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these derivatives have been recognized in other income and other expense. The increase in inventories in 2008 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Cash Flows from Investing Activities.

Approximately US$210,5 million of cash was used in investing activities during 2008, compared to US$659,7 million during 2007. Investing activities during 2008 consisted principally of cash paid for the acquisition of Corbett and the Biosystems Business along with purchases of property and equipment and intangible assets. In 2007, investing activities consisted principally of cash paid for the acquisitions of Digene and eGene during the third quarter of 2007 partially offset by proceeds from the sale of marketable securities.

In January 2009, we purchased land adjacent to our facility in Germany for EUR 2,5 million (approximately US$3,2 million) and are in the planning stage to further expand the German facilities for research and development and production space beginning in 2009 and continuing through 2011 at an estimated investment of EUR 27,6 million. In addition, we are planning for expansions at our Germantown facility for production and administrative space, construction on which may begin in late 2009 and continue through 2011 at an estimated cost of US$29,0 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to US$42,0 million based on the achievement of certain revenue and operating results milestones as follows: US$7,9 million in 2009, US$15,9 million in 2010, US$3,2 million in 2011, US$3,5 million in 2012 and US$11,5 million payable in any 12 month period from now until 2012 if certain criteria are met. If paid, these contingent payments will be accounted for as additional cash paid for acquisitions.

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Cash Flows from Financing Activities.

Financing activities provided US$10,0 million in cash for the year ended December 31, 2008, compared to US$483,2 million for 2007. Cash provided during 2008 was primarily due to the issuance of common shares in connection with our employee stock plans, partially offset by finance lease payments. In 2007 cash provided was primarily due to proceeds from debt.

We have credit lines totaling US$165,3 million at variable interest rates, US$0,1 million of which was utilized as of December 31, 2008. We also have finance lease obligations, including interest, in the amount of US$32,7 million, and carry US$945,0 million of long-term debt.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of US$750,0 million in the form of (1) a US$500,0 million term loan, (2) a US$100,0 million bridge loan, and (3) a US$150,0 million revolving credit facility. Under the agreement, the US$500,0 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. The US$150,0 million revolving credit facility will also expire in July 2012. The US$100,0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the US$500,0 million term loan and the US$150,0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A US$200,0 million portion of the US$500,0 million term loan has been swapped into a fixed interest rate.

In August 2004, the Company completed the sale of US$150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$12,6449 per share, subject to adjustment. In November 2008, the Company issued 395.417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of US$5,0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2008, was approximately US$206,4 million (December 31, 2007: US$277,8 million). The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,5 million shares of common stock for issuance in the event of conversion.

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In May 2006, the Company completed the sale of US$300,0 million principal amount of 3,25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15,0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$20,00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2008, was approximately US$276,1 million (December 31, 2007: US$395,2 million). The effective interest rate of the Notes amounts to 7,3%. The Company has reserved 15,0 million shares of common stock for issuance in the event of conversion.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our employee stock plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Employees

As of December 31, 2008, we employed 3.041 individuals, 17% of whom worked in research and development, 37% in sales, 25% in production/logistics, 7% in marketing and 14% in administration.

Country	R&D	Sales	Production	Marketing	Administration	Total
Americas	111	437	260	74	138	1.020
Europe	378	392	382	121	209	1.482
Asia	20	253	57	19	60	409
Rest of World	20	33	56	4	17	130
Dec. 31, 2008	529	1.115	755	218	424	3.041

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At December 31, 2007, we employed 2.662 individuals. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

Compensation of Directors and Officers

Reference is made to the disclosures in the Corporate Governance Report.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies” and due to the size of the markets for products that utilize this core expertise, we can invest more in research and development on one core application area than we believe is typical in our industry. Over 500 employees in research and development, who work in five centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Our investment in research and development accounts for more than 8% of our sales. Our total research and development expenses in 2008 and 2007 were approximately US$73,9 million and US$56,3 million, respectively. We have fast, proven innovation cycles, with approximately five percent of 2008 revenue growth stemming from new products launched in 2008. Our comprehensive intellectual property portfolio spans over 700 granted patents and almost 800 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of sample and assay technology applications and generate an increased demand for our consumable products.

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We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2008, we launched more than 80 new products in the area of sample & assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire sample and assay technology-related workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of Malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

Risks Related to Our Business and Risk Management

The Company has identified various risk factors for its business which are set forth in detail below. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are presented in detail in the Corporate Governance Report.

Risks Related to Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from US$380,6 million in 2004 to US$893,0 million in 2008. Recently, we have made several acquisitions, including our acquisition of Corbett Life Science Pte. Ltd (“Corbett”) in July 2008 and Digene Corporation in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

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In January 2009 we purchased land adjacent to our facility in Germany and are in the planning stage to further expand the German facilities for research and development and production space beginning in 2009 and continuing through 2011. In addition, we are planning for expansions at our Germantown, Maryland facility for production and administrative space, construction on which may begin in late 2009 and continue through 2011. Such expansions increase fixed costs. These higher fixed costs will continue to be a cost of operations in the future, and until we fully utilize the additional capacity of the facilities, our gross profit and operating income will be negatively impacted. We also continue to upgrade our operating and financial systems and expand the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, including our acquisition of Corbett in July 2008 and Digene Corporation in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions, including our acquisition of Corbett and Digene, expose us to the addition of new operating and other risks including the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of revenues to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

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Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products are not accepted in the market, we may lose market share to our competitors which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by general conditions in the global economy and in the global financial markets. The global financial crisis has caused extreme volatility and disruptions in the capital and credit markets. Therefore, access to financing has been adversely affected for many borrowers. A severe or prolonged economic downturn could result in a variety of risks to our business, including:

•

reductions or delays in planned improvements to the healthcare systems and research funding or cost-containment efforts by governments and private organizations that could lead to a reduction in future revenues, operating income and cash from operations;

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy could result in a need to delay capital expenditures, acquisitions or research and development projects;

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•

further failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2008, we owned 151 issued patents in the United States, 96 issued patents in Germany and 510 issued patents in other major industrialized countries. In addition, at December 31, 2008, we had 799 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed.

The patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of our HPV-related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, we believe other companies are developing or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license and as a result we may lose some competitive advantage and experience a loss of revenue.

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We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Our concentration of a large amount of revenues in a single product and a small number of customers for that product increases our dependence on that product’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

Following our acquisition of Digene Corporation, we believe that revenue from sales of our HPV test product may represent as much as 30% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for the majority of our revenues for that product. A significant reduction in sales of this product may have a significant adverse impact on our earnings. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If we fail to diversify our product line and customer base for this product, we continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also depend on continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV products and our ability to increase sales of HPV products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and more specifically, of our HPV test products as a primary cervical cancer screening method, either alone or in conjunction with Pap tests and the implementation of prophylactic HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

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HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based (reviewing cells, for instance, under a microscope) approach of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology, and therefore, we continually need to provide information to counteract this impression on a case-by-case basis. If we are not successful in executing our marketing strategies, we may not be able to maintain or continue to grow our market share for HPV testing.

Direct-to-consumer (DTC) awareness marketing programs including television advertisements are used because a well educated female population will work with their health care providers to increase the use of the HPV test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

We are working with physician and laboratory customers and with others to develop and establish the role HPV screening will play in addition to and in conjunction with HPV vaccination. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

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Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, the timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

Competition could reduce sales.

Our primary competition stems from traditional or “home-brew” methods that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed molecular tests. These tests, in particular if approved by the FDA or similar non-U.S. regulatory authorities, might offer an alternative to our products that could limit the laboratory customer base for our products. The success of our business depends in part on the continued conversion of current users of such traditional methods and home brew tests to our sample and assay technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing competitive pre-analytical and other products. The markets for certain of our products are very competitive and price sensitive. Other product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our

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products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant affect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

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We may encounter delays in receipt, or limit in amount, of some European reimbursement approvals and public health funding, which will impact our ability to grow revenues in these markets.

Outside the U.S., third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technology or novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products for which we seek reimbursement to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results. As a result, outside the U.S., third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, UPS, FedEx and Panalpina. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers for materials used to manufacture our products and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products, and our sales levels could be negatively affected.

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We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may not continue to be able to negotiate such collaborative arrangements on acceptable terms, and such relationships may not be scientifically or commercially successful. In addition, we may not be able to maintain such relationships and our collaborative partners may not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Sweden and the United States, and our instrumentation facilities are located in Switzerland and Australia. We also have established sales subsidiaries in numerous countries, including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil and Mexico. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our subsidiaries in the Americas, Europe and Japan.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

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We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on growing our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including those, arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries creates the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise by existing personnel could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment of refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2008 of approximately US$500,0 million, of which US$25,0 million is due in July 2009, US$50,0 million will become due in July 2010, US$75,0 million will become due in July 2011. and US$350,0 million will become due in July 2012. As of December 31, 2008, we also had additional long-term debt obligations of US$445,0 million, of which US$145,0 million becomes due in July 2011 and US$300,0 million becomes due in November 2012. Furthermore, as of December 31, 2008, we have finance lease obligations, including the current portion, of US$32,7 million, that expire in various years through 2018. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. Such additional funds may not be available or, if available, may not be available on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

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An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2008, our consolidated balance sheet reflected approximately US$1,2 billion of goodwill and approximately US$740 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. The IFRS accounting rules require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors, such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

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We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness, among other things, could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue therefrom.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered,” such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain products in development may be dependent on commercial sales by us or by purchasers of our diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially our products intended for use in in vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect

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on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

The key products and product candidates we acquired in our acquisition of Digene are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities previously performed by Digene (which are now performed by us), including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. Certain of our HPV test products were the first to obtain approval for regulated applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro-diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain and can take from one to three years, or even longer. It took more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of HPV in women with equivocal Pap test results and pre-market approval to use our HPV Test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.

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Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-market requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may also affect our ability to commercially distribute these products in the United States.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our self, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

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Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under the laws of The Netherlands as a public limited liability company (naamloze venootschap) and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Our Common Shares may have a volatile public trading price.

The market price of the Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the closing price of our Common Shares has ranged from a high of US$23,55 to a low of US$12,91 on the NASDAQ, and a high of EUR 16,24 to a low of EUR 10,04 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares will not receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares is through the appreciation in value of such shares.

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Future sales of our Common Shares could adversely affect our stock price.

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association as amended on October 11. 2007, our authorized share capital amounts to EUR 9,0 million, divided into 410,0 million Common Shares, 40,0 million financing preference shares and 450,0 million preference shares, with all shares having a EUR 0,01 par value. As of December 31, 2008, we had outstanding 197,8 million Common Shares plus 12,2 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 9,6 million were vested. A total of approximately 17,9 million Common Shares are reserved and available for issuances under our stock plans, including those shares subject to outstanding stock options and awards. All of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26,5 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of the outstanding Common Shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

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In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards and our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

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Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21. 2004, on takeover bids

Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

As of December 31, 2008, we had outstanding 197,8 million Common Shares plus 12,2 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 9,6 million were vested. A total of approximately 17,9 million Common Shares are reserved and available for issuances under our stock plans, including those shares subject to outstanding stock options and awards. All of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26,5 million Common Shares, subject to adjustments in certain cases.

Restrictions on the transfer of securities

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in the shareholders register of QIAGEN with TMF Management B.V. in Amsterdam, The Netherlands. The Type II shares are registered with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

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Significant direct and indirect shareholdings

The following table sets forth certain information as of December 31, 2008, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR LLC, United States	23.079.319	(2)	11,67%

(1)	The percentage ownership was calculated based on 197.839.113 Common Shares issued and outstanding as of December 31, 2008.

(2)	Of the 23.079.319 shares attributed to FMR LLC, it has sole voting power over 10.224.131 shares and sole dispositive power over all 23.079.319 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 17, 2009, which reported ownership as of December 31, 2008. FMR Corp. reported that it beneficially owned 28.386.926 shares representing 14,53% of the total Common Shares issued and outstanding at December 31, 2007.

Holders of any securities with special control rights

Not applicable.

System of control of any employee share scheme where the control rights are not exercised directly by the employees

Not applicable.

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Restrictions on voting rights

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights

Not applicable.

Rules governing the appointment and replacement of board members and the amendment of the articles of association

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

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The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Dutch Corporate Governance Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

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Powers of board members, and in particular the power to issue or buy back shares

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations, for managing the risks associated with the activities of QIAGEN and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to (i) issue Common Shares up to its presently authorized capital of 410 million, (ii) issue Financing Preference Shares up to its presently authorized capital of 40 million (iii) grant rights to subscribe for such Common Shares and Financing Preference Shares and (iv) exclude or limit the preemptive rights of existing shareholders relating to up to 50% of the number of Common Shares to be issued or rights to subscribe for Common Shares.

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 26, 2008, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 20% of the outstanding shares, for an 18-month period from June 26, 2008 until December 26, 2009, without limitation against a price between one Euro cent (Euro 0,01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0,01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

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Significant agreements to which the Company is a party and which take effect, alter or terminate upon a change of control of the Company following a takeover bid

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22.000.000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment.

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The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2008, the total commitment under these agreements totaled US$17,8 million.

Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid

The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. There are no arrangements for any extra compensation in case of resignation or redundancy.

The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board.

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Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2008, the total commitment under these agreements totaled US$17,8 million.

Subsequent Events

No events or transactions have occurred subsequently to December 31, 2008, that would have a material impact on the financial statements as presented.

Outlook

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in cutting-edge molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing, and applied testing (or the use of molecular diagnostics outside of human healthcare), such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45.000 academic and industrial research laboratories with more than 400.000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive, manual methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market

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currently uses traditional methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for assay technologies such as PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005, we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering. Finally, during 2008 through our acquisition of Corbett, we acquired the world’s first rotary real-time PCR cycler system—the Rotor-GeneTM—a system used to detect real-time polymerase chain reaction (PCR) reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample and assay technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

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For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone primary screen, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, reliability and standardization of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open assay technologies, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed assays, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005, we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We expect molecular diagnostic tests to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular-based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. Physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs.

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Applied Testing Market

We believe that emerging applied testing markets (which we define as the molecular diagnostics market outside of human healthcare), such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular-based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics

Venlo, The Netherlands, April 2009

Peer M. Schatz
Chief Executive Officer

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Corporate Governance Report

Corporate Governance Report

This section contains an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the “Code”).

The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Code contains a set of principles and a number of best practice provisions, creating a set of standards governing the conduct of the members of the Managing Board, the Supervisory Board and the shareholders.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization to these new rules.

Corporate Structure

QIAGEN is a ‘Naamloze Vennootschap’ (“N.V.”), a Dutch limited liability company similar to a ‘Corporation’ (Inc.) in the United States. QIAGEN has a two-tiered board structure. QIAGEN is managed by a Managing Board, which is supervised and advised by a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

Managing Board

The Managing Board is responsible for the management and the general affairs of QIAGEN as well as defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors of QIAGEN.

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Currently, our Managing Board consist of the following individuals:

Name	Age*	Position
Peer M. Schatz	43	Managing Director, Chief Executive Officer

Roland Sackers	40	Managing Director, Chief Financial Officer

Dr. Joachim Schorr	48	Managing Director, Senior Vice President, Research and Development

Bernd Uder	51	Managing Director, Senior Vice President, Global Sales

*	As of January 26, 2009

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2008.

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, which has been drafted taking into account the principles and best practice provisions of the Code, be determined by the Supervisory Board, on a proposal by its Compensation Committee. The current Remuneration Policy was adopted by the General Meeting on June 14, 2005.

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The remuneration granted to the members of the Managing Board in 2008 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Managing Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2008	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1.238.000	$533.000	$2.000	$1.773.000
Roland Sackers	$529.000	$274.000	$44.000	$847.000
Dr. Joachim Schorr	$353.000	$176.000	$25.000	$554.000
Bernd Uder	$353.000	$176.000	$15.000	$544.000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of US$50.000 or 10% of the total salary and bonus reported in 2008 for the officer.

Year ended December 31, 2008	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$86.000	103.113	258.678
Roland Sackers	$77.000	33.638	84.386
Dr. Joachim Schorr	$27.000	16.020	40.190
Bernd Uder	$50.000	15.214	38.167

Further details on the Remuneration Policy and its implementation during the fiscal year 2008 are disclosed in the Remuneration Report of the Compensation Committee which is published on the Company’s website at www.qiagen.com.

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Supervisory Board

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2008, the Supervisory Board had five (5) regular meetings which were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Supervisory Board require the approval of the Supervisory Board plenum. In 2008, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient.

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Currently, the Supervisory Board consist of the following members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	67	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee

Dr. Metin Colpan	53	Supervisory Director

Erik Hornnaess	71	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee

Prof. Dr. Manfred Karobath	67	Supervisory Director and Member of the Compensation Committee

Dr. Werner Brandt	55	Supervisory Director and Chairman of the Audit Committee

Heino von Prondzynski	59	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Professor Dr. Detlev H. Riesner, 67, is a co-founder of the Company. Professor Riesner served as member of the Supervisory Board of QIAGEN GmbH since 1984 and acted as its Chairman until 1988. In 1999 he was appointed Chairman of the Supervisory Board of QIAGEN N.V. and in 2005 he was appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2007. In 1996, he was also appointed to the position of Vice President of Research, and from 1999 until 2007, he was Director of Technology at the University of Düsseldorf. In 2007 he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with postgraduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne, Neuraxo GmbH, Düsseldorf and Direvo AG, Köln. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

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Dr. Metin Colpan, 53, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. He has been on the Company’s Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 71, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 67, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

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Dr. Werner Brandt, 55, joined the Company’s Supervisory Board in 2007 and was appointed Audit Committee Chairman. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001. he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991. after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Heino von Prondzynski, 59, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is Chairman of BBMedtech and a director of Koninklijke Philips Electronics NV, Epigenomics, CARIDIAN BCT and Hospira, Inc.

Professor Dr. jur. Carsten P. Claussen, 81, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Kleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operate. The charters are published on QIAGEN’s website.

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Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems, be directly responsible for the proposal of the external auditor to the Supervisory Board which proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and to provide an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. QIAGEN’s internal audit department operates under the direct responsibility of the Audit Committee. The Audit Committee consists of three members: Dr. Brandt (Chairman), Mr. von Prondzynski, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as that term is defined in the provision III.3.2 and III.5.7 of the Code. The Audit Committee met seven times in fiscal year 2008, whereof one meeting took place together with the external auditor and without the members of the Managing Board. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of the fees for such services. Further, it reviewed QIAGEN’s compliance with laws and policies such as the Code of Conduct; discussed the performance of the external auditor with management; discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor; discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the external auditor and management; and observed and discussed the development of accounting standards and their effects on QIAGEN’s financial statements. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the external auditor QIAGEN’s quarterly reports prior to their release to the press; and reviewed the quarterly and annual reports prepared under US–GAAP (reported on Forms 6-K and 20-F) to be filed with the Securities and Exchange Commission in the United States and the and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

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The Compensation Committee consists of two members: Mr. Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met thirteen (13) times in fiscal year 2008. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application including stock rights or stock option grants on a monthly basis.

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board and the functioning of their individual members. The Selection and Appointment Committee is chaired by Professor Riesner with Mr. Hornnaess acting as vice chairman. The other members are individually involved on a case-by-case basis. The Selection and Appointment Committee did not convene in 2008.

The Supervisory Board compensation for 2008 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

• Fee paid to each member of the Supervisory Board	€30.000

• Additional compensation payable to members holding the following positions:

• Chairman of the Supervisory Board	€20.000

• Vice Chairman of the Supervisory Board	€5.000

• Chairman of the Audit Committee	€15.000

• Chairman of the Compensation Committee	€10.000

• Fee payable to each member of the Audit Committee	€7.500

• Fee payable to each member of the Compensation Committee	€5.000

Members of the Supervisory Board also receive €1.000 for attending the Annual General Meeting and €1.000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive €1.000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5.000 per year.

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In detail, the compensation of the Supervisory Board members for 2008 consists of the following components:

Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$44.000	$29.000	$12.000	$—	$7.000	$92.000
Dr. Werner Brandt	$44.000	$22.000	$6.000	$—	$7.000	$79.000
Dr. Metin Colpan	$44.000	$—	$12.000	$—	$7.000	$63.000
Erik Hornnaess	$44.000	$22.000	$9.000	$11.000	$7.000	$93.000
Prof. Dr. Manfred Karobath	$44.000	$—	$12.000	$7.000	$7.000	$70.000
Heino von Prondzynski	$44.000	$—	$13.000	$11.000	$7.000	$75.000

Supervisory Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2008, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2008	2008 Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1.389	3.486
Dr. Werner Brandt	1.389	3.486
Dr. Metin Colpan	1.389	3.486
Erik Hornnaess	1.389	3.486
Prof. Dr. Manfred Karobath	1.389	3.486
Heino von Prondzynski	1.389	3.486

In 2004 QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2.750 per day for scientific consulting services subject to adjustment. During 2008 QIAGEN paid approximately US$234.000 to Dr. Colpan for scientific consulting services including travel reimbursements under this agreement.

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Share Ownership

The following table sets forth certain information as of January 26, 2009 concerning the ownership of Common Shares by the members of the Managing Board and the Supervisory Board. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1.482.064	(3)	*
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1.952.068	(7)	1,00%
Dr. Metin Colpan, Germany	4.938.703	(8)	2,50%
Erik Hornnaess, Spain	10.000	(9)	*
Professor Dr. Manfred Karobath, UK	0	(10)	*
Dr. Werner Brandt, Germany	800		*
Heino von Prondzynski, Switzerland	0		*

*	Indicates that the person beneficially owns less than 1% of the Common Shares issued and outstanding as of January 26, 2009.

(1)	The number of Common Shares issued and outstanding as of January 26, 2009 was 197.870.057. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.

(2)	Does not include Common Shares subject to options or awards held by such persons at January 26, 2009. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)	Does not include 2.470.614 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$4,590 to US$22,430 per share. Options expire in increments during the period between May 2009 and February 2018.

(4)	Does not include 214.558 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$11,985 to US$22,430 per share. Options expire in increments during the period between March 2011 and February 2018.

(5)	Does not include 188.150 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$8,940 to US$22,430 per share. Options expire in increments during the period between October 2011 and February 2018.

(6)	Does not include 136.588 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$11,985 to US$22,430 per share. Options expire in increments during the period between March 2011 and February 2018.

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(7)	Does not include 91,314 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$6,018 to US$22,430 per share. Options expire in increments during the period between January 2010 and April 2018. Prof. Riesner also has the option to purchase 82.302 Common Shares through Thomé Asset Management & Controlling. Includes 1.952.068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

(8)	Does not include 976.797 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$6,018 to US$22,430 per share. Options expire in increments during the period between May 2009 and April 2018. Includes 4.138.703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800.000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 330.566 Common Shares through Thomé Asset Management & Controlling.

(9)	Does not include 96.647 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$6,018 to US$22,430 per share. Options expire in increments during the period between January 2010 and April 2018.

(10)	Does not include 90.647 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$6,018 to US$22,430 per share. Options expire in increments during the period between January 2010 and April 2018.

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The following table sets forth the vested and unvested options of the Managing Board and Supervisory Board members as of January 26, 2009:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2.398.059	179.481	5/2009 to 2/2018	$4.590 to $22.430	576.853
Roland Sackers	203.346	45.311	3/2011 to 2/2018	$11.985 to $22.430	181.671
Dr. Joachim Schorr	177.127	27.386	10/2011 to 2/2018	$8.940 to $22.430	87.545
Bernd Uder	125.758	26.732	3/2011 to 2/2018	$11.985 to $22.430	86.153
Prof. Dr. Detlev H. Riesner	91.314	2.684	1/2010 to 4/2018	$6.018 to $22.430	8.873
Dr. Werner Brandt	0	1.389	4/2018	$22.430	3.486
Dr. Metin Colpan	976.797	2.684	5/2009 to 4/2018	$ 6.018 to $22.430	8.873
Erik Hornnaess	96.647	2.684	1/2010 to 4/2018	$6.018 to $22.430	8.873
Prof. Dr. Manfred Karobath	90.647	2.684	1/2010 to 4/2018	$6.018 to $22.430	8.873
Heino von Prondzynski	0	1.389	4/2018	$22.430	3.486

Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands each year, no later than six months following the end of the Company’s fiscal year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

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Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders representing at least 10% of the Company’s issued share capital. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 1% of the issued share capital or the shares that they hold represent a market value of at least €50 million. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the date of the meeting. The notice convening a General Meeting accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions.

The Audit of Financial Reporting

The external auditor is appointed annually by the General Meeting. The Audit Committee recommends to the Supervisory Board the external auditor to be proposed for (re)appointment by the General Meeting. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditors. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. At the Annual General Meeting in 2008 Ernst & Young Accountants LLP was appointed as external auditor for the Company for the fiscal year 2008.

Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company had approximately 17,9 million shares of common stock reserved and available for issuance under this plan at December 31, 2008.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans.

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Stock Options

During the year ended December 31, 2008 the Company granted 432.725 stock options. A summary of the status of the Company’s employee stock options as of December 31, 2008 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	11.362.641	$13,633
Granted	432.725	$20,339
Exercised	(1.340.914)	$9,923
Forfeited and cancelled	(179.456)	$21,116

Outstanding at December 31, 2008	10.274.996	$14,261	4,53	$52.206.322

Exercisable at December 31, 2008	9.599.027	$13,914	4,23	$51.898.358

Vested and expected to vest at December 31, 2008	10.219.845	$14,239	4,51	$52.178.386

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense on a straight-line basis over the period of vesting. A summary of the Company’s restricted stock units as of December 31, 2008 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	1.585.558
Granted	804.566
Vested	(388.342)
Forfeited and cancelled	(93.621)

Outstanding at December 31, 2008	1.908.161	3,19	$33.507.306

Vested and expected to vest at December 31, 2008	1.636.766	3,01	$28.741.614

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Risk Management

The Company has identified various risk factors for its business which are set forth in detail in the 2008 Annual Report. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are as follows:

Functional Group	Risk Management Focus
Corporate Strategy	Monitoring of competitive threats to the business

Intellectual Property and Licensing	Monitoring of intellectual property infringements and recommendations to enhance the Company’s IP protection through new patents

Operations, Engineering and QA/QC	Monitoring of production risks (i.e. - contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations)

Health, Safety and Environment	Monitor safety in operations and environmental hazard risks

Sales and Business Development	Monitor demand risks

Legal	Monitor legal exposures

The senior level individuals that manage the aforementioned functional groups report either to the Chief Executive Officer or to another Executive Committee member, who, in connection with the Chief Financial Officer, make strategic determinations as to the proper risk management procedures to be employed by the Company based on their assessment of the level of these risks.

In 2008, QIAGEN has established a Compliance Committee under the leadership of the Company’s CFO in his function as Chief Compliance Officer which consists of senior level individuals from the Company’s departments of Human Resources, Internal Audit, SEC Reporting, Legal and Regulatory who inter alia, performs an assessments of the legal and regulatory risks which initiates any required corrective actions on a quarterly basis.

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As a publicly listed Company in the United States, QIAGEN is subject to Sections 302 and 404 of the Sarbanes Oxley Act. The Company has enacted internal controls and procedures over its financial reporting in 2006 as described in more detail in item 15 of QIAGEN’s 2008 Annual Report. In its report on its audit of the Company’s internal controls over financial reporting the independent registered public accounting firm Ernst & Young expressed the opinion that QIAGEN has maintained in all material respects effective internal control over financial reporting as of December 31, 2008, under the applied criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission.

At least once a year, the Supervisory Board will discuss the corporate strategy and the risks of the business as well as the result of the assessment by the Managing Board and the Audit Committee of the structure and operation of the internal risk management and control systems and any significant changes thereto.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct, including business principles for our employees and rules of conduct, was adopted. The Code of Conduct can be found on our website.

Anti-Takeover Measures

In 2004, the Company granted an option to a Foundation (Stichting) which allows the Foundation to acquire preference shares from the Company if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in the interest of the Company and the interests of the Company’s stakeholders.

Comply or Explain

The Company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the General Meeting. QIAGEN continues to seek ways to improve its corporate governance by measuring itself against international best practice. QIAGEN will consider the changes to the Code which are in effect as of January 1. 2009 for fiscal years starting in 2009 and make any required adjustment to its reporting.

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Nonapplication of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. Pursuant to the Decree of December 23, 2004, on the adoption of further regulations regarding the contents of the Annual Report, however, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply certain principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons therefore.

In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provisions. However, a few best practice provisions we prefer not to apply, due to the international character of our Company and to the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

The members of the Managing Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. The employment agreements of the Managing Directors with the Company have an indefinite term, but can be terminated with three months notice by the Managing Director and with six months notice by the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a term deviating from the term set forth in the employment agreements with the Company (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.2.1 recommends that options to acquire shares are a conditional remuneration component and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date. Further, best practice provision II.2.2 provides that if a company grants unconditional options to management board members, it shall apply performance criteria.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s common shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criteria” that must be fulfilled for these options.

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3.	Best practice provision II.2.3 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

The members of the Managing Board are granted restricted stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent on the achievement of pre-defined performance goals. Restricted stock units are usually structured such that 40% of a grant vest after three years, 50% after five years and the remaining 10% after ten years.

4.	Best practice provision II.2.6 recommends that the supervisory board shall draw up regulations concerning ownership of and transactions in securities in Dutch listed companies by management board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A management board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

Since QIAGEN is a company which is not listed in The Netherlands we do not see a conflict with potential trades by Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United States regarding the ownership and transactions by Managing Board members in QIAGEN shares the compliance of which we consider sufficient.

5.	Pursuant to best practice provision II.2.7 the maximum remuneration in the event of dismissal of a management board member is one year’s salary (the ‘fixed’ remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1. above (best practice provision II.1.1), the Managing Board members have, in addition to their employment agreement with the Company, entered into employment agreements with certain QIAGEN affiliates which have a term of 24 months and 36 months respectively. In case of a termination of such agreements without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate such Managing Board member for the remaining term of his employment agreement.

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6.	Best practice provision III.7.1 recommends that a supervisory board member should not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of its Supervisory Board as a remuneration component since its establishment. Since 2007, members of the Supervisory Board were granted restricted stock units also. This practice is in compliance with international business practice in our industry and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

7.	Best practice provision III.7.3 recommends that the supervisory board shall adopt a set of regulations containing rules governing ownership of and transactions in securities by supervisory board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A supervisory board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A supervisory board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

See our statement in item 1 above to best practice provision II.2.6.

8.	Best practise provision II.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three 4-year terms.

The chairman of the Supervisory Board, Prof. Riesner has been a member of the Supervisory Board of QIAGEN NV since its establishment in 1996. As a co-founder, and based on his in-depth knowledge of the company and our industry, his scientific expertise and due to his excellent connections in the scientific community, QIAGEN strongly supports Prof. Riesner’s re-appointment beyond the 12 year term as recommended by the Code.

9.	Pursuant to best practice provision IV.1.1. a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

QIAGEN’s Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

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10.	Best practice provision IV.1.7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings.

QIAGEN does not make use of a registration date. All of QIAGEN’s shares are registered shares and all shareholders are welcome to a ‘General Meeting, provided that a shareholder needs to inform the Company of his intention to do so per the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the same effect as a registration date, be it that a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meeting to shareholders.

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law (AktG) or state the deviations recorded in the period. QIAGEN N.V. is a company organized under the laws of the Netherlands and subject to laws, rules and regulations in the Netherlands and in addition is listed at the NASDAQ. As such, QIAGEN’s compliance with the German Corporate Governance Code is dependent on such code’s compatibility with these foreign laws, rules, regulations and customs, which QIAGEN is subject to. QIAGEN hereby declares compliance with the German Corporate Governance Code with the following exceptions:

1.	Item 4.2.2 paragraph 1

At the proposal of the committee dealing with Management Board contracts, the full Supervisory Board shall resolve and regularly review the Management Board compensation system including the main contract elements.

In accordance with the applicable Dutch law, the remuneration of the members of the Managing Board of QIAGEN is determined by the Supervisory Board, on a proposal by its Compensation Committee, with due observance of the Remuneration Policy which was adopted by the General Meeting of shareholders on June 14, 2005.

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2.	Item 4.2.3 paragraph 3

In particular, company stocks with a multi-year blocking period, stock options or comparable instruments (e.g. phantom stocks) serve as variable compensation components with long-term incentive effect and risk elements. Stock options and comparable instruments shall be related to demanding, relevant comparison parameters. Changing such performance targets or comparison parameters retroactively shall be excluded. For extraordinary, unforeseen developments a possibility of limitation (Cap) shall be agreed for by the Supervisory Board.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is 2% higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Such option rights are subject to multi-year vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these instruments unless they succeed to increase shareholder value on a long-term basis. For those reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms as the most appropriate parameters for the stock options granted to the members of the Managing Board.

3.	Item 4.2.3 paragraph 4 and 5

In concluding Management Board contracts, care shall be taken to ensure that payments made to a Management Board member on premature termination of his contract without serious cause do not exceed the value of two years’ compensation (severance payment cap) and compensate no more than the remaining term of the contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and if appropriate also the expected total compensation for the current financial year.

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Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control shall not exceed 150% of the severance payment cap.

The employment agreements of the Managing Directors of the Company have an indefinite term, but can be terminated with three months notice by the Managing Director and with six months notice by the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a longer term (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months) set forth in the employment agreements with the Company. In case of a termination of such agreements without serious cause as defined by the applicable law, the Company would remain obliged to compensate such Managing Board Member for the remaining term of his agreement. The Company believes that these agreements are appropriate due to the long tenures of the Managing Board members.

There are no arrangements for early retirement of the Managing Board members. In the event of the sale or the transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions including a merger, consolidation or a transfer of shares to a third party, the members of the Managing Board are entitled to a change of control bonus payment commensurate to a multiple (Peer M. Schatz 5 times, Roland Sackers 3 times, Bernd Uder and Joachim Schorr 2 times) on their annual salary (fixed payment plus annual bonus).

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FINANCIAL STATEMENTS

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)	Notes	December 31, 2008 US$	December 31, 2007 US$
Assets
Current Assets:
Cash and cash equivalents	(10)	334.939	348.468
Current available-for-sale assets	(11)	0	2.313
Trade accounts receivable	(12)	158.440	141.846
Inventories	(13)	108.563	88.346
Income taxes receivable		14.441	10.696
Prepaid expenses and other current assets	(14)	56.097	29.104

Total current assets		672.480	620.773

Non-Current Assets:
Property, plant and equipment	(15)	274.070	271.483
Goodwill	(16)	1.166.391	1.120.374
Intangible assets	(17)	739.641	714.760
Non-current available-for-sale assets	(11)	4.175	4.000
Deferred income taxes	(9)	118.165	126.282
Investments in equity-accounted investees	(18)	7.767	5.806
Other non-current assets		7.826	7.395

Total non-current assets		2.318.035	2.250.100

Total assets		2.990.515	2.870.873

Liabilities and Shareholders’ Equity
Current Liabilities:
Current financial debts	(19)	27.016	2.044
Current finance lease obligations	(25)	2.984	2.769
Trade accounts payable		48.836	40.379
Provisions	(20)	5.547	5.714
Income taxes payable		14.288	13.098
Accrued expenses and other current liabilities	(21)	152.074	91.611

Total current liabilities		250.745	155.615

Non-Current Liabilities:
Non-current financial debts	(19)	859.597	875.044
Non-current finance lease obligations	(25)	29.718	33.017
Deferred income taxes	(9)	265.249	272.347
Other non-current liabilities		6.575	8.309

Total non-current liabilities		1.161.139	1.188.717

Shareholders’ Equity Attributable to Equity Holders of the Parent:	(22)
Common shares, EUR 0,01 par value:
Authorized—410.000.000 shares
Issued and outstanding—197.839.113 shares in 2008 and 195.335.076 shares in 2007		2.212	2.175
Share premium		1.117.390	1.099.110
Retained earnings	(23)	440.692	347.683
Other reserves		(2.162)	2.124
Cumulative foreign currency translation adjustments		20.499	74.896

Total shareholders’ equity attributable to equity holders of the parent		1.578.631	1.525.988

Minority interest	(4)	0	553

Total equity		1.578.631	1.526.541

Total liabilities and shareholders’ equity		2.990.515	2.870.873

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(in thousands)	Notes	Year ended December 31, 2008 US$	Year ended December 31, 2007 US$
Revenues	(5)	892.975	649.774
Cost of sales		(293.285)	(216.711)

Gross profit		599.690	433.063

Operating Expenses:
Research and development		(73.863)	(56.348)
Sales and marketing		(242.207)	(172.569)
General and administrative, business integration, relocation, restructuring and related costs	(7)	(113.873)	(87.853)
Other income	(7)	3.123	1.189
Other expense	(7)	(13.959)	(2.364)

Total operating expenses		(440.779)	(317.945)

Income from operations		158.911	115.118

Non-Operating Income (Expense):
Financial income		9.664	19.540
Financial expense		(49.727)	(40.253)
Foreign currency gains (losses), net		18	2.019
Gain (loss) from investments in equity-accounted investees	(18)	990	1.276

Total non-operating income (expense)		(39.055)	(17.418)

Income before income taxes		119.856	97.700
Income taxes	(9)	(26.356)	(23.280)

Profit for the year		93.500	74.420

Profit attributable to
Equity holders of the parent		93.009	74.371
Minority interest		491	49

		93.500	74.420

Weighted average number of common shares
- basic	(3)	196.804	168.457
- diluted	(3)	199.926	172.173
Earnings per common share
- basic	(3)	0,47	0,44
- diluted	(3)	0,47	0,43

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

							Cumulative Foreign Currency
		Common Shares		Share	Retained	Other	Translation	Minority
(in thousands except shares)	Notes	Shares	Amount US$	Premium US$	Earnings US$	Reserves US$	Adjustments US$	Interest US$	Total US$
BALANCE - December 31, 2006		150.167.540	1.535	327.226	273.312	1.114	40.733	0	643.920

Unrealized gain, net on hedging contracts	(28)	0	0	0	0	903	0	0	903
Realized loss, net on hedging contracts	(28)	0	0	0	0	611	0	0	611
Unrealized loss, net on marketable securities	(11)	0	0	0	0	(503)	0	0	(503)
Realized gain, net on marketable securities	(11)	0	0	0	0	(1)	0	0	(1)
Translation adjustment		0	0	0	0	0	34.163	0	34.163

Total income and expense for the year directly recognized in equity		0	0	0	0	1.010	34.163	0	35.173

Profit for the year		0	0	0	74.371	0	0	49	74.420

Total income and expense for the year		0	0	0	74.371	1.010	34.163	49	109.593

Acquisition of minority interest		0	0	0	0	0	0	504	504
Stock issued for the acquisition of eGene Inc.	(4)	870.444	12	15.893	0	0	0	0	15.905
Stock issued for the acquisition of Digene Corp.	(4)	39.618.164	563	660.268	0	0	0	0	660.831
Equity awards issued in connection with the acquisition of Digene Corp.	(4)	0	0	33.212	0	0	0	0	33.212
Proceeds from subscription receivables		0	0	675	0	0	0	0	675
Common stock issuances under employee stock plans		4.678.928	65	42.217	0	0	0	0	42.282
Tax benefit of employee stock plans		0	0	9.773	0	0	0	0	9.773
Share-based payments	(24)	0	0	9.846	0	0	0	0	9.846

BALANCE - December 31, 2007		195.335.076	2.175	1.099.110	347.683	2.124	74.896	553	1.526.541

Unrealized loss, net on hedging contracts	(28)	0	0	0	0	(3.919)	0	0	(3.919)
Realized gain, net on hedging contracts	(28)	0	0	0	0	533	0	0	533
Realized loss, net on marketable securities	(11)	0	0	0	0	(900)	0	0	(900)
Translation adjustment		0	0	0	0	0	(54.397)	0	(54.397)

Total income and expense for the year directly recognized in equity		0	0	0	0	(4.286)	(54.397)	0	(58.683)

Profit for the year		0	0	0	93.009	0	0	491	93.500

Total income and expense for the year		0	0	0	93.009	(4.286)	(54.397)	491	34.817

Acquisition of minority interest		0	0	0	0	0	0	(1.044)	(1.044)
Stock issued for the acquisition of eGene Inc.	(4)	16.860	1	301	0	0	0	0	302
Stock issued for the acquisition of Corbett	(4)	218.504	3	4.231	0	0	0	0	4.234
Common stock issuances from conversion of warrants		395.417	5	4.995	0	0	0	0	5.000
Common stock issuances under employee stock plans		1.873.256	28	13.427	0	0	0	0	13.455
Proceeds from subscription receivables		0	0	37	0	0	0	0	37
Tax benefit of employee stock plans		0	0	(662)	0	0	0	0	(662)
Share-based payments	(24)	0	0	(4.049)	0	0	0	0	(4.049)

BALANCE - December 31, 2008		197.839.113	2.212	1.117.390	440.692	(2.162)	20.499	0	1.578.631

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Notes	Year ended December 31, 2008 US$	Year ended December 31, 2007 US$
Cash Flows From Operating Activities:
Net income		93.500	74.420
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	(15/17)	118.045	69.542
Acquisition and restructure costs		5.869	2.839
Capitalization of development expenses		(31.570)	(13.472)
Deferred income taxes		(14.964)	2.645
Stock option expenses	(24)	9.791	9.847
Other		13.904	2.097
(Increase) decrease in:
Accounts receivable		(19.078)	(21.378)
Income taxes receivable		4.705	(7.598)
Inventories		(30.371)	(8.738)
Prepaid expenses and other assets		343	(4.590)
Other assets		2.927	(2.083)
Increase (decrease) in:
Accounts payable		5.753	1.513
Accrued and other liabilities		16.984	(23.863)
Income taxes payable		(2.486)	12.597
Other liabilties		2.847	2.536

Net cash provided by operating activities		176.199	96.314

Cash Flows From Investing Activities:
Purchases of property, plant and equipment		(39.448)	(34.492)
Proceeds from sale of equipment		1.233	715
Purchases of intangible assets		(18.469)	(24.122)
Purchases of investments in equity-accounted investees and available-for-sale financial assets		(4.175)	(747)
Collections of note receivable in connection with disposed synthetic DNA business unit		0	5.106
Purchases of marketable securities		0	(45.444)
Sales of marketable securitities	(11)	2.313	299.005
Cash paid for acquisitions, net of cash acquired	(4)	(150.531)	(859.692)
Loan to related party	(27)	(1.441)	0

Net cash used in investing activities		(210.518)	(659.671)

Cash Flows From Financing Activities:
Proceeds from debt		0	780.018
Repayments of debt		0	(337.811)
Principal payments on finance leases		(2.995)	(1.979)
Proceeds from subscription receivable		37	675
Issuance of common shares		13.455	42.282
Other financing activities		(451)	0

Net cash provided by financing activities		10.046	483.185

Effect of exchange rate changes on cash and cash equivalents		10.744	(2.231)
Net increase (decrease) in cash and cash equivalents		(13.529)	(82.403)
Cash and Cash Equivalents, beginning of year		348.468	430.871

Cash and Cash Equivalents, end of year		334.939	348.468

Supplemental Cash Flow Disclosures:
Cash paid for interest		(15.160)	(9.231)
Cash received for interest		9.664	19.540
Cash paid for taxes		(39.475)	(14.234)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

1.	Description of Business

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V. as the holding company and Subsidiaries (the Company, Group or ‘QIAGEN’) is a leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. The Company has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection and nucleic acid and protein handling, separation and purification as well as open and target specific assays. The Company also supplies diagnostic kits, tests and assays for human and veterinary molecular diagnostics. Products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. In addition, the Company sells and/or licenses technologies to others. The Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development. Products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

During 2008, the Company acquired Corbett Life Science Pty. Ltd. and the assets related to the Biosystems Business from Biotage AB. During 2007, the Company acquired eGene Inc. and Digene Corporation. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition.

2.	Summary of Significant Accounting Policies

2.1	Basis of Preparation

The consolidated financial statements of the QIAGEN Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The consolidated financial statements have been prepared under the historical cost convention as modified by available-for-sale financial assets and certain financial assets and liabilities (including derivative instruments) at fair value. In view of the international nature of the Group’s activities and due to the fact that more of the Group’s revenues are denominated in U.S. dollars (US$) than in any other single currency, the consolidated financial statements are presented in that currency (if roundings have been used, this has been displayed).

The Company has adopted all IFRSs in these consolidated financial statements that were issued and became effective in 2008 and are relevant to its operations. No material impact resulted from the adoption of new standards, amendments and interpretations in 2008.

IFRS 8, ‘Operating Segments’, issued in November 2006, introduces the requirement to report financial and descriptive information about operating segments on the same basis as is used internally for evaluating operating segment performance. QIAGEN is an early adopter of this standard and has applied it in these financial statements. QIAGEN was already using the same performance measures and reporting structures for external financial reporting as were used for regular review of segment performance by the chief operating decision makers and therefore the adoption of this new standard does not have a significant effect on the consolidated financial statements.

QIAGEN did not opt for early adoption of the following new standards, amendments and interpretations which will be mandatory for QIAGEN for annual periods beginning on or after January 1, 2008, or later years:

•	IAS 1 Revised ‘Presentation of Financial Statements’ which separates owner and non-owner changes in equity.

•

IAS 23 (Amendment) ‘Borrowing Costs’ which removes the option of immediately recognizing as an expense borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets.

•

Amendment to IAS 27 ‘Consolidated and Separate Financial Statements’ which provides further clarification on accounting for non-controlling interests in subsidiaries in the consolidated financial statements.

•

Amendments to IAS 32 and IAS 1 ‘Puttable Financial Instruments’ which require certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met and require disclosure of certain information relating to puttable instruments classified as equity.

•

IFRS 2 ‘Share-based Payments – Vesting Conditions and Cancellations’ which restricts the definition of ‘vesting condition’ to a condition that includes an explicit or implicit requirement to provide services.

•

IFRS 3R ‘Business Combinations’ and IAS 27R ‘Consolidated and Separate Financial Statements’ which introduce a number of changes in the accounting for business combinations and require that a change in the ownership interest of a subsidiary is accounted for as an equity transaction.

•

IFRIC 14 ‘IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ which provides further clarification on the recognition of defined benefit assets for economic benefits available in the form of refunds from a defined benefit plan or reductions of future contributions to the plan, particularly when a minimum funding requirement exists.

•

IFRIC 12, ‘Service Concession Arrangements’, IFRIC 13, ‘Customer Loyalty Programs’, IFRIC 15, ‘Agreements for the Construction of Real Estate’ and IFRIC 16, ‘Hedges of a Net Investment in a Foreign Operation’.

The October 2008 amendment to IAS 39 and IFRS 7 that permits the reclassification of certain nonderivative financial assets will not be applied by QIAGEN.

QIAGEN will only adopt new standards, amendments and interpretations which have been endorsed by the European Union (EU). QIAGEN expects that the adoption of these new standards, amendments and interpretations in future periods will have no material impact on its consolidated financial statements.

As provided in section 402 of the Dutch Civil Code, Book 2, the company income statement of QIAGEN N.V. includes only the net income from group companies and affiliates after tax and other income after tax, as the Company’s figures are included in these consolidated financial statements.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation. Amounts recorded in prior years in a separate balance sheet caption as notes receivable are now included in trade accounts receivable. Amounts reported in prior years as acquisition, integration and related costs within operating expenses are now included as part of the line general and administrative, business integration, relocation, restructuring and related costs.

2.2	Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Impairment of Assets

Assets are tested or reviewed for impairment in accordance with the accounting policy stated under 2.20 ‘Impairment of Assets’. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment, closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses could result in shortened useful lives or impairment losses to be recognized in the period in which such determination is made.

Development Costs

Development costs are capitalized in accordance with the accounting policy stated under 2.6 ‘Research and Development’. Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits.

Income Taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favourable or unfavourable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in accordance with the accounting policy stated under 2.11 ‘Taxation’. Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.

Share-Based Payments

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under 24. ‘Share-Based Payments’. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award:

•	Risk-Free Interest Rate: This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

•	Dividend Yield: These are the dividends expected on the shares (if appropriate).

•

Expected Volatility: Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with IFRS 2 ‘Share-based Payment’. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

•

Expected Life of the Option: This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

•

Forfeiture Rate: This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience.

Restricted Stock Units

Restricted stock units represent rights to receive common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is amortized to expense over the vesting period.

2.3	Consolidation

The consolidated financial statements include all companies in which the Group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation as from the date on which control is transferred to the Group, while companies sold are excluded from the consolidation as from the date that control ceases. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the company acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Investments in companies over which the Group is able to exercise significant influence (investments in associates), generally participations of 20% or more of the voting power, but over which it does not exercise management control, and joint ventures are accounted for by using the equity method. Such investments are initially recognized at cost and subsequently adjusted for the Group’s share of net income and equity.

2.4	Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (US$). The subsidiaries’ functional currencies are the local currency of the respective country with the exception of QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. which functional currencies is the U.S. dollar. Balance sheets prepared in their functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders’ equity. On disposal of the Group company, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity’s net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders’ equity.

2.5	Revenue Recognition

Revenue from the sale of products and from the sale and/or licensing of technologies is recognized upon transfer of significant risks and rewards of ownership to the customer. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components as determined by list prices. Revenues for extended warranty services or product maintenance contracts are recognized on a straight-line basis over the contract period.

Revenue from the sales of products is reported net of sales and value added taxes, rebates and discounts and after eliminating sales within the Group. Provisions for rebates and discounts are recognized in the same period that the related sales are recorded, based on the contract terms and historical experience. Provisions for product returns are made based on historical trends and specific knowledge of any customer’s intent to return products. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Revenue from the rendering of services is recognized as the service is rendered over the contract period and reported as part of revenue from the sale of products.

Consumable Products

Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Instrumentation

Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, separately-priced extended warranty services or separately-priced extended maintenance contracts, revenue is first allocated to separately-priced extended warranty or maintenance contracts based on the stated contract price, then the remaining contract value is allocated to the remaining elements based on objective, verifiable evidence of the fair value of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or extended product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Other

Other revenue includes license fees, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed and determinable and collectibility is reasonably assured.

2.6	Research and Development

Expenditure on research activities is recognized in the income statement as an expense as incurred. Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between two and twelve years) and are tested for impairment in accordance with the accounting policy stated in 2.20 ‘Impairment of Assets’.

2.7	Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Otherwise, payments received under Government grants are recorded as liabilities in the balance sheet. When the grant relates to an expense item, it is recognized over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value of the grant is deducted from the carrying amount of the asset, resulting in a reduction of the depreciation of the asset.

2.8	Borrowing Costs

Borrowing costs are recognized as an expense in the period in which they are incurred, except to the extent that they are capitalized for qualifying assets of property, plant and equipment.

2.9	Pension Obligations

The Group operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees when they exceed the corridor. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

2.10	Share-Based Payments

The Company has a stock option plan, which is described in detail under 24. ‘Share-Based Payments’. A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option’s vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

2.11	Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

2.12	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and deposits with banks that have a maturity of three months or less from the date of acquisition and which are readily convertible to known amounts of cash. This definition is also used for the consolidated statements of cash flows. The Company maintains its cash accounts in highly qualified institutions.

2.13	Trade Accounts Receivable

Trade accounts receivable are measured at the amount the item is initially recognized less any impairment losses. Impairments, which take the form of allowances, make adequate provision for the expected credit risk based on internal credit ratings; concrete cases of default lead to the derecognition of the respective receivables. For allowances, financial assets that may need to be written down are grouped together on the basis of similar credit risk characteristics, tested collectively for impairment and written down if necessary. When the expected future cash flows of the portfolio are being calculated as required for this, previous cases of default are taken into consideration in addition to the cash flows envisaged in the contract.

Impairment losses on trade accounts receivable are recognized in some cases using allowance accounts. The decision to account for credit risks using an allowance account or by directly reducing the receivable will depend on the reliability of the risk assessment. As there is a wide variety of circumstances impacting this decision, it is within the responsibility of the respective local managers.

2.14	Inventories

Inventories are stated at the lower of cost and net realizable value. The first-in, first-out (FIFO) method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

2.15	Property, Plant and Equipment

Property, plant and equipment, including equipment under finance lease, are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings and improvements	one to forty years
Machinery and equipment	two to ten years
Computer software	one to five years
Furniture and office equipment	two to ten years

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

2.16	Leases

Leases of items of property, plant and equipment under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as property, plant and equipment. The items of property, plant and equipment which are acquired under finance leases are depreciated over the shorter of the useful life of the asset in accordance with the Group’s depreciation policy and the lease term. The corresponding liabilities, net of financing charges, are included in the current and non-current portions of financial debts. The interest element of the financing cost is charged to the income statement over the lease period. Leases under which the lessor effectively retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

QIAGEN acts as a lessor in connection with certain operating leases and continues to recognize the leased assets in its balance sheet. The lease payments received are recognized in profit or loss. The leases mainly relate to the rental of instruments. Due to the insignificance of these lease agreements the Company did not disclose all required information.

At the inception of all material arrangements an assessment is performed based on all available facts and circumstances whether the respective arrangements contain leases. A reassessment is performed only, if certain indicators are apparent.

2.17	Goodwill

Goodwill represents the excess of the acquisition cost over the Group’s share of the fair value of the net assets acquired, at the date of acquisition. Goodwill is stated at cost less accumulated impairment losses. Goodwill is tested for impairment at least annually.

2.18	Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Technology rights, patents, trademarks and licenses are amortized on a straight-line basis over their estimated useful lives:

Technology rights and patents	five to fourteen years
Computer software	one to five years
Development expenses	three to fourteen years
Other intellectual properties	three to fourteen years

The amortization expense on intangible assets is recognized in the income statement in the expense category consistent with the function of the intangible asset.

2.19	Financial Assets

The Group has classified all its investments in debt and equity securities as available-for-sale securities, as they are not acquired to generate profit from short-term fluctuations in price. Available-for-sale securities are reported as current and non-current financial assets, depending on their remaining maturities. Purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell an asset. Investments are initially recognized at purchase cost including transaction costs and subsequently carried at fair value except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be measured reliably, which are measured at cost. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized in equity. When the available-for-sale investments are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in equity are included in the income statement for the period. The fair values of marketable investments that are traded in active markets are determined by reference to stock exchange quoted bid prices.

Reversals of impairment losses in respect of equity instruments classified as available for sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, the Group retains the right to receive cash flows from the assets, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement, or the Group has transferred its rights to receive cash flows from the assets and either (a) has transferred substantially all the risks and rewards of the assets or (b) has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the assets.

Where the Group has transferred its rights to receive cash flows from assets and has neither transferred nor retained substantially all the risks and rewards of the assets nor transferred control of the assets, the assets are recognized to the extent of the Group’s continuing involvement in the assets. Continuing involvement that takes the form of a guarantee over the transferred assets is measured at the lower of the original carrying amount of the assets and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and / or purchased option (including a cash settled option or similar provision) on the transferred assets, the extent of the Group’s continuing involvement is the amount of the transferred assets that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on assets measured at fair value the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

2.20	Impairment of Assets

Items of property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed at least annually for impairment losses, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. Value in use is calculated based on estimated future cash flows expected to result from the use of the asset and its eventual disposition, discounted using an appropriate long-term pre-tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

2.21	Provisions

Provisions are recognized by the Group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

2.22	Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost, representing the fair value at inception, and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on whether the derivative is designated to hedge a specific risk and qualifies for hedge accounting. The Group designates certain derivatives which qualify as hedges for accounting purposes as a hedge of a forecasted transaction or a firm commitment (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

Cash flow hedge

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as income or expense in the same period in which the forecasted transaction affects the income statement.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivatives transactions do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement as part of the financial result. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

2.23	Financial Debts

Financial debts are recognized initially at fair value of the proceeds received, net of transaction costs incurred. In subsequent periods, financial debts are stated at amortized cost using the effective yield method; any difference between the proceeds and the redemption value is recognized in the income statement in the period of the borrowings. Financial debts are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a liability on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders’ equity; the value of the conversion option is not changed in subsequent periods.

Financial liabilities are derecognized when the obligations under the liabilities are discharged or cancelled or expire.

Where existing financial liabilities are replaced by other liabilities from the same lender on substantially different terms, or the terms of existing liabilities are substantially modified, such exchanges or modifications are treated as a derecognition of the original liabilities and the recognition of new liabilities, and the difference in the respective carrying amounts is recognized in the income statement.

2.24	Segment Reporting

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings.

IFRS 8, ‘Operating Segments’, issued in November 2006, introduces the requirement to report financial and descriptive information about operating segments on the same basis as is used internally for evaluating operating segment performance. QIAGEN is an early adopter of this standard and has applied it in these financial statements. QIAGEN was already using the same performance measures and reporting structures for external financial reporting as were used for regular review of segment performance by the chief operating decision makers and therefore the adoption of this new standard does not have a significant effect on the consolidated financial statements.

2.25	Cash Flow Statement

The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the balance sheets as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement. In 2008 and 2007 such eliminations primarily related to non-cash impacts from the convertible bonds.

3.	Earnings Per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Basic Earnings Per Share (in thousands, except per share data)	2008	2007
Total net income attributable to equity holders of the parent	93.009	74.371
Weighted average number of common shares used to compute basic net income per common share	196.804	168.457

Basic earnings per share	0,47	0,44

Diluted earnings per share

For diluted earnings per share, the weighted average number of common shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In 2008, share equivalents of 3.122.000 common shares (2007: 3.716.000 common shares) arising from stock options granted to employees and directors were included in calculating diluted earnings per share. In 2008, 2.149.000 outstanding stock options (2007: 2.207.000 stock options) were not considered in the calculation as they were anti-dilutive.

For the convertible bonds, the number of shares into which the bonds are assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax, that would not be incurred if the bonds were converted. In 2008 and 2007, the effect of the convertible bonds was excluded from calculating diluted earnings per share as it was antidilutive.

Diluted Earnings Per Share (in thousands, except per share data)	2008	2007
Total net income (adjusted) attributable to equity holders of the parent	93.009	74.371
Weighted average number of common shares used to compute diluted net income per common share	199.926	172.173

Diluted earnings per share	0,47	0,43

4.	Acquisitions

4.1	Acquisitions in 2008

On July 1, 2008, the Company acquired an 82,5% interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. On October 1, 2008, the Company acquired all assets related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. Additionally, the transaction included the acquisition of Biotage’s 17,5% shareholding in Corbett.

The total Corbett transaction, including the 17,5% acquired via the Biosystems Business acquisition, is preliminarily valued at approximately US$115,4 million, including US$111,2 million in cash including transaction costs, net of cash acquired and 218.504 shares of QIAGEN restricted common shares, valued at approximately US$4,2 million. Contingent consideration includes performance and development milestone payments and other contingencies of up to approximately US$24,2 million payable through 2012. The Biosystems Business transaction, excluding the 17,5% Corbett shareholding, is preliminarily valued at approximately US$31,0 million in cash including transaction costs. Contingent consideration includes performance milestone payments of up to approximately US$7,0 million through 2012, of which US$500.000 was earned in 2008 and will be paid in 2009.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from the date of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the fair-value of acquired pre-acquisition contingencies and restructuring costs in connection with the acquisition of Corbett and the Biosystems Business, as well as the resulting deferred taxes.

The preliminary purchase allocations are as follows:

Preliminary Purchase Price Allocation (US$ thousands)	Corbett	Biosystems Business	Total
Purchase Price
Issuance of restricted shares	4.234	0	4.234
Cash, including transaction costs	97.197	52.024	149.221
Cash acquired	(7.075)	0	(7.075)
Cash for 17,5% in Corbett	21.071	(21.071)	0

	115.427	30.953	146.380

Preliminary Allocation
Working capital	8.192	3.030	11.222
Fixed and other non-current assets	4.204	234	4.438
Product technology and know-how	35.000	12.600	47.600
In-process R&D	1.000	0	1.000
Customer relationships	17.400	1.800	19.200
Tradenames	3.600	900	4.500
Goodwill	63.806	14.662	78.468
Deferred tax liability on fair value of identifiable intangible assets acquired	(16.800)	0	(16.800)
Liabilities assumed	(975)	(2.273)	(3.248)

	115.427	30.953	146.380

In 2008 acquisition related intangible amortization in the amount of US$48,7 million is included in cost of sales (2007: US$24,0) and acquisition related intangible amortization in the amount of US$14,8 million and US$3,0 million is included in S&M and R&D expenses, respectively (2007: US$7,7 million and US$1,1 million).

The following tables state the carrying amounts of each class of the acquired assets and liabilities at the acquisition date for Corbett and the Biosytems Business:

Corbett - Carrying Values and Fair Values at Acquisition Date (US$ thousands)	Fair Value	Carrying Value
Current Assets
Cash and cash equivalents	7.075	7.075
Trade accounts receivable	6.873	6.873
Inventories	5.517	5.059
Other current assets	5.173	5.032
Non-Current Assets
Property, plant and equipment	1.618	1.618
Intangible assets	57.000	0
Other non-current assets	2.586	2.586

	85.842	28.243

Current Liabilities
Trade accounts payable	1.467	1.467
Accrued liabilities	1.762	1.762
Other current liabilities	6.142	6.142
Non-Current Liabilities
Deferred income taxes	16.996	0
Other non-current liabilities	975	544

	27.342	9.915

Biosystems Business - Carrying Values and Fair Values at Acquisition Date (US$ thousands)	Fair Value	Carrying Value
Current Assets
Inventories	3.030	2.486
Non-Current Assets
Property, plant and equipment	234	234
Intangible assets	15.300	0

	18.564	2.720

Current Liabilities
Accrued liabilities	542	542
Other current liabilities	1.731	1.731

	2.273	2.273

The Company’s acquisitions have historically been made at prices at or above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include the use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to effectively expand sales of the Company’s products; and elimination of duplicative facilities, functions and staffing.

The amortization period for all intangible assets acquired in 2008 is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

On February 11, 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 0,9 million and a potential milestone payment amounting to a maximum of AUD 0,3 million, which will become due upon the accomplishment of certain revenue targets in the 12-month period following the acquisition.

On May 2, 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former life science distributor Quimica Valaner. In July 2008, the Company acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for US$3,2 million in cash. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in its Brazilian subsidiary, represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

Cash paid for acquisitions, net of cash acquired (US$ thousands)	2008
Corbett	90.122
Biosystems Buisness	52.024
Other acquisitions	8.385

150.531

The following information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2008 and 2007, net sales would have been US$929,6 million and US$708,4 million, net income would have been US$99,4 million and US$81,9 million, and diluted net income per common share would have been US$0,50 and US$0,48, respectively. These results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Due to the integration of the acquired entities into the existing structure of the Group it is impracticable to disclose the amount of the acquirees’ profit or loss which relates to the period subsequently to the acquisition and which is included in the profit of the Company for fiscal years 2008 and 2007. The integration of the acquired entities relates to the use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products.

4.2	Acquisitions in 2007

On July 9, 2007, the Company completed the acquisition of eGene, Inc. pursuant to which eGene, Inc. (eGene) became a wholly-owned subsidiary of QIAGEN North American Holdings, Inc. eGene is an early-stage company located in Irvine, California, that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. Under the terms of the agreement, eGene shareholders received US$0,65 in cash and 0,0416 common shares of QIAGEN stock per share of eGene common stock. The aggregate purchase consideration amounts to approximately US$31,0 million, consisting of approximately US$15,0 million in cash, including direct acquisition costs of approximately US$0,6 million and net of US$0,2 million cash acquired, and 873.911 QIAGEN common shares valued at US$16,0 million.

On June 3, 2007, the Company acquired Digene Corporation (Digene) in a transaction consisting of 55% cash and 45% QIAGEN common shares combining the Company’s leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in human papillomavirus (HPV)-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring. In July 2007, the Company successfully completed its exchange offer and, through a short-form merger under Delaware law, the Company acquired all other Digene shares. Following the completion of the merger, Digene became a wholly owned subsidiary of QIAGEN’s subsidiary QIAGEN North American Holdings, Inc. and was subsequently renamed QIAGEN Gaithersburg, Inc.

Net of US$17,5 million in cash acquired, the aggregate purchase consideration amounted to approximately US$1,5 billion and consisted of approximately US$856,0 million in cash, including direct acquisition costs of approximately US$19,5 million, 39,6 million QIAGEN common shares valued at US$660,8 million and US$33,2 million in exchanged equity awards. The estimated fair value of common shares was determined using a price of US$16,68 per share. The fair value of stock options assumed was calculated using a Black-Scholes-Merton valuation model with the following assumptions: expected life ranging from 0,73 to 1,46 years, risk-free interest rate ranging from 4,67% to 4,75%, expected volatility ranging from 26,5% to 26,9% and no dividend yield.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition.

The allocation is as follows:

Purchase Price Allocation (US$ thousands)	eGene	Digene	Total
Purchase Price
Stock issued or to be issued	16.207	660.831	677.038
Cash, including direct cost	15.032	856.159	871.191
Exchanged equity awards	0	33.211	33.211
Cash acquired	(202)	(17.534)	(17.736)

	31.037	1.532.667	1.563.704

Preliminary Allocation
Working capital	(2.757)	198.777	196.020
Fixed and other non-current assets	234	40.341	40.575
Product technology and know-how	12.400	252.000	264.400
Patented technology	0	138.000	138.000
In-process R&D	900	25.000	25.900
Customer relationships	700	93.000	93.700
Tradenames	0	21.000	21.000
Goodwill	25.261	948.487	973.748
Deferred tax liability on fair value of intangible assets acquired	(5.125)	(153.231)	(158.356)
Liabilities assumed	(576)	(30.707)	(31.283)

	31.037	1.532.667	1.563.704

The amortization periods for intangible assets acquired are 10 years for product technology and in-process R&D, 12 years for patented technology, 10 and 12 years for customer relationships and 12 years for tradenames.

The following tables state the carrying amounts of each class of the acquired assets and liabilities at the acquisition date for eGene and Digene:

eGene - Carrying Values and Fair Values at Acquisition Date (US$ thousands)	Fair Value	Carrying Value
Current Assets
Cash and cash equivalents	202	202
Trade accounts receivable	435	435
Inventories	663	663
Other current assets	20	20
Non-Current Assets
Property, plant and equipment	211	211
Intangible assets	14.000	1.138
Other non-current assets	23	23

	15.554	2.692

Current Liabilities
Line of credit	576	576
Trade accounts payable	1.079	1.079
Other current liabilities	2.797	2.797
Non-Current Liabilities
Deferred income taxes	5.125	0

	9.577	4.452

Digene - Carrying Values and Fair Values at Acquisition Date (US$ thousands)	Fair Value	Carrying Value
Current Assets
Cash and cash equivalents	17.534	17.534
Marketable securities	196.547	196.569
Trade accounts receivable	30.445	30.445
Inventories	13.418	10.924
Other current assets	4.179	12.496
Non-Current Assets
Property, plant and equipment	39.407	41.799
Intangible assets	529.000	8.866
Other non-current assets	934	17.784

	831.464	336.417

Current Liabilities
Trade accounts payable	13.646	13.646
Finance lease obligations	1.789	1.789
Other current liabilities	30.377	50.106
Non-Current Liabilities
Finance lease obligations	21.855	21.855
Deferred income taxes	153.231	0
Other non-current liabilities	6.114	6.114

	227.012	93.510

In 2008 we recognized other expense of US$6,9 million as a consequence of purchase accounting adjustments resulting from the acquisition of Digene which had been recorded provisionally in 2007.

5.	Revenues

Revenues (US$ thousands)	2008	2007
Product sales	889.678	646.404
Royalty and license income	3.297	3.370

	892.975	649.774

6.	Government Grants

The Company has received cost grants and investment grants. In 2008 the Company recorded income from Government grants in the amount of US$3,9 million (2007: US$1,8 million). As of December 31, 2008, liabilities in the amount of US$7,9 million (December 31, 2007: US$1,7 million) are recorded with respect to grants which have been received but for which not all conditions have been met.

7.	General and Administrative, Business Integration, Relocation, Restructuring and Related Costs and Other Income / Other Expense

General and administrative expenses primarily represent the costs required to support our administrative infrastructure which generally has continued to expand along with our growth. Further, we have continued to incur integration costs for businesses acquired in 2007 as well as for the new businesses acquired in 2008. Included in these costs are US$8,1 million in 2008 and US$7,2 million in 2007 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett.

During the third quarter of 2008, in connection with the acquisition of Corbett, the Company recorded a US$4,0 million impairment of its investment in Operon Biotechnologies, Inc. based on the Company’s assessment of the recoverability of the investment amount, which is recorded as other expense.

In 2008 we recognized other expense of US$6,9 million as a consequence of purchase accounting adjustments resulting from the acquisition of Digene which had been recorded provisionally in 2007.

8.	Personnel Costs

Personnel costs amounted to US$266,7 million in 2008 (2007: US$187,2 million). As of December 31, 2008, there were 3.041 employees within the Group (December 31, 2007: 2.662).

Personnel Costs (US$ thousands)	2008	2007
Salaries and wages	168.514	123.809
Social security	38.182	25.906
Other	60.031	37.481

	266.727	187.196

The personnel costs are allocated to the functional areas in which the respective employees are working. Other personnel costs among other positions contain share-based compensation.

9.	Income Taxes

Major components of income tax expense for the years ended December 31, 2008 and 2007, are:

Income tax provision (US$ thousands)	2008	2007
Current income tax
Current income tax charge	33.322	30.775
Adjustment in respect of current income tax of previous years	(148)	(3.806)
Deferred income tax
Relating to origination and reversal of temporary differences	(9.395)	404
Relating to changes in tax rates	2.577	(4.093)

	26.356	23.280

The applicable statutory income tax rate in The Netherlands was 25,5% in 2008 and 2007. A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group’s effective income tax rate for the years ended December 31, 2008 and 2007, is as follows:

Reconciliation of income tax expense (US$ thousands)	2008	2007
Accounting profit before tax	119.856	97.700

At Dutch statutory income tax rate of 25,5%	30.563	24.914
Income from tax rate differences	2.331	9.755
Changes in tax rates impacting deferred taxes	2.577	(4.093)
Income tax impact related to Stock Option Plan (stock price fluctuations)	313	(3.644)
Income taxes related to prior years	(4.256)	(146)
Income tax impact from permanent differences	(4.729)	(3.825)
Other	(443)	319

	26.356	23.280

The effective income tax rate amounts to 22,0% in 2008 (23,8% in 2007).

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. The Company’s tax holidays expire at various dates through 2011.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2001 are open for income tax examinations by tax authorities. Its subsidiaries with few exceptions are no longer subject to income tax examinations by tax authorities for years before 2004.

Deferred income tax at December 31, 2008 and 2007, relates to the following:

Deferred taxes (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007	Change
Deferred tax assets
NOL carryforward	44.864	44.984	(120)
Accrued liabilities	23.972	17.375	6.597
Inventories	7.412	7.027	385
Allowance for bad debts	1.404	795	609
Currency Revaluation	0	531	(531)
Depreciation and amortization	1.603	2.576	(973)
Tax credits	6.266	4.396	1.870
Finance lease	38	674	(636)
Intangibles	409	1.917	(1.508)
Equity awards	21.830	32.940	(11.110)
Other	1.629	1.655	(26)

Gross deferred income tax asset	109.427	114.870

Deferred tax liabilities
Accrued liabilities	(13.718)	(1.413)	(12.305)
Inventories	(1.886)	(817)	(1.069)
Allowance for bad debts	(56)	(15)	(41)
Currency Revaluation	(10.060)	(2.384)	(7.676)
Depreciation and amortization	(4.513)	(7.778)	3.265
Finance lease	0	(378)	378
Intangibles	(206.008)	(225.269)	19.261
Bifurcation of convertible debt	(16.717)	(20.755)	4.038
Unremitted profits earnings	(614)	(1.055)	441
Other	(2.939)	(1.071)	(1.868)

Gross deferred income tax liability	(256.511)	(260.935)

Net deferred tax assets (liabilities)	(147.084)	(146.065)

Change in deferred taxes
thereof deferred income tax provision	6.511	3.689
thereof booked during purchase accounting	(16.883)	(121.422)
thereof booked through equity	9.353	(3.426)

	(1.019)	(121.159)

The net deferred tax asset and liability are reflected on the Company’s consolidated balance sheets at December 31, 2008 and 2007, as follows:

Deferred taxes (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Deferred tax assets	118.165	126.282
Deferred tax liabilities	(265.249)	(272.347)

Net deferred tax assets (liabilities)	(147.084)	(146.065)

At December 31, 2008, the Company had US$126,9 million and US$140,1 million of U.S. federal and state net operating loss (NOL) carryforwards, respectively. These amounts include US$59,4 million related to deductions for equity awards. These NOL’s have, for the most part, been acquired in our recent acquisitions and a portion of these NOL’s are subject to limitations under Section 382 of the Internal Revenue Code. As of December 31, 2008 and 2007, the Company had other foreign NOL carryforwards totaling approximately US$36,4 million and US$39,6 million, respectively. These NOL’s were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of these NOL’s, approximately US$23,6 million at December 31, 2008, expire in various years through 2021. The balance does not expire.

Deferred tax assets have been recognized to the extent that it is probable that future taxable profits will be available against which these NOL carryforwards can be utilized. For NOL carryforwards resulting in deferred tax assets amounting to US13,4 million and US$14,4 million as of December 31, 2008 and 2007, respectively, no deferred tax assets were recognized as the future utilization was not probable. In case these NOL carryforwards could be used in future periods, they would favorably impact net income.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2008, the Company had deferred income tax liabilities of approximately US$614.000 for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries. It is not practicable to determine the amount of income tax payable in the event the Company repatriated all undistributed foreign earnings.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statute of limitations, accruals are adjusted as necessary. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than those which have been estimated and accrued by the Company. Present obligations that are probable to result in an outflow of resources are included in income taxes payable.

10.	Cash and Cash Equivalents

Cash and Cash Equivalents (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Cash at bank and on hand	98.620	122.261
Short-term bank deposits	236.319	226.207

	334.939	348.468

Short-term bank deposits have a maturity of three months or less. All funds are placed with banks with a high credit rating (minimum rating A).

11.	Available-For-Sale Financial Assets

Available-For-Sale Financial Assets (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Available-for-sale equity securities	4.175	6.313
Available-for-sale debt securities	0	0

Total available-for-sale financial assets	4.175	6.313

- thereof current available-for-sale financial assets	0	2.313
- thereof non-current available-for-sale financial assets	4.175	4.000

Available-For-Sale Financial Assets (US$ thousands)	Cost Dec. 31, 2008	Gross unrealized gains Dec. 31, 2008	Gross unrealized losses Dec. 31, 2008	Dec. 31, 2008
Available-for-sale equity securities	4.175	0	0	4.175
Available-for-sale debt securities	0	0	0	0

	4.175	0	0	4.175

(US$ thousands)	Cost Dec. 31, 2007	Gross unrealized gains Dec. 31, 2007	Gross unrealized losses Dec. 31, 2007	Dec. 31, 2007
Available-for-sale equity securities	5.413	900	0	6.313
Available-for-sale debt securities	0	0	0	0

	5.413	900	0	6.313

The Company has made strategic investments in certain companies that are classified as available-for-sale equity securities. These investments are carried at fair value. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

During the third quarter of 2008 in connection with the acquisition of Corbett, the Company recorded a US$4,0 million impairment of its investment in Operon Biotechnologies, Inc. based on the Company’s assessment of the recoverability of the investment amount. Following the acquisition of Corbett, management anticipated a change in the Company’s purchasing pattern of the investee’s products, which is expected to negatively impact the forecasted financial condition of the investee. Accordingly, the Company believes the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicates that the Company’s investment will become significantly devalued or worthless and that recoverability of the asset through future cash flows is not considered likely enough to support the current carrying value. The Company has no contractual obligation to provide any additional investment or other financing beyond its present investment in the investee. The impairment is included in other expense, net in the accompanying consolidated statements of operations.

At December 31, 2008, the Company had no investments in marketable securities. At December 31, 2007, the Company held 289.096 shares in Coley Pharmaceutical Group, Inc. (CPG) with a fair market value of US$2,3 million and a cost of US$1,4 million. In December 2007, CPG was acquired in a tender offer and as a result the Company tendered its shares in exchange for US$8 per share. Upon the exchange in January 2008, the Company received US$2,3 million in cash and recognized a gain of approximately US$780.000.

At December 31, 2006, the Company had investments in available-for-sale debt securities which are classified as current, as the Company’s plan is generally not to hold its investments in such securities until maturity in order to take advantage of market conditions. Interest income from these investments amounted to US$1.876.000 in 2007 (2008: US$0).

Unrealized gains and losses on available-for-sale equity and debt securities, net of any realized amounts are included in other reserves.

For the years ended December 31, 2008 and 2007, proceeds from sales of available-for-sale equity and debt securities totaled US$2,3 million and US$299,0 million, respectively. There were no realized gains or losses during 2008 and 2007.

The Company periodically reviews the carrying value of its investments for impairment, considering factors such as the most recent stock transactions and book values from the most recent financial statements.

Movements in available-for-sale financial assets during 2008 were as follows:

Available-For-Sale Financial Assets (US$ thousands)	Total
January 1, 2008	6.313
Financial assets acquired during the year	4.175
Disposals	(2.313)
Impairments	(4.000)

December 31, 2008	4.175

The information for the comparative period is provided below:

Available-For-Sale Financial Assets (US$ thousands)	Total
January 1, 2007	6.801
Revaluations	(488)

December 31, 2007	6.313

12.	Trade Accounts Receivable

Trade Accounts Receivable (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Trade accounts receivable, gross	157.174	140.051
Provision for doubtful accounts	(3.070)	(3.344)
Notes receivable	4.336	5.139

	158.440	141.846

The Group sells its products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as the Group has a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

The following table provides a breakdown of trade accounts receivable which are neither past due nor impaired and which are past due but not impaired at the balance sheet date:

Trade Accounts Receivable (US$ thousands)			Thereof past due but not impaired
December 31, 2008	Carrying amount	Thereof neither past due nor impaired	Less than 30 days	31 to 60 days	61 to 90 days	More than 90 days
Trade accounts receivable	154.104	97.146	31.843	10.552	6.816	7.747

			Thereof past due but not impaired
December 31, 2007	Carrying amount	Thereof neither past due nor impaired	Less than 30 days	31 to 60 days	61 to 90 days	More than 90 days
Trade accounts receivable	136.707	87.811	25.518	8.062	5.676	9.640

With respect to the trade accounts receivable that are neither impaired nor past due, there are no indications as of the balance sheet date that the debtors will not meet their payment obligations.

The notes receivable represent a written promise from customers to pay definite amounts of money on specific future dates.

The following table shows the development of allowances on trade accounts receivable:

Allowances On Trade Accounts Receivable (US$ thousands)	2008	2007
Balance January 1	3.344	2.608
Additions (allowances recognized as expense)	827	1.807
Write-offs	(703)	(1.062)
Currency translation adjustments	(398)	(9)

Balance December 31	3.070	3.344

All additions and write-offs relate to allowances for individual impairments.

13.	Inventories

Inventories
(US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Raw materials	34.820	26.855
Work in process	36.305	35.894
Finished goods	37.438	25.597

	108.563	88.346

Included in inventories as of December 31, 2008, are US$8,2 million (2007: US$8,9 million) of inventory provisions. The movement in inventory provisions was recorded as a write-down under cost of sales. During 2008 inventories in the amount of US$112,3 million have been recognized as cost of sales (2007: US$97,9 million).

14.	Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Prepaid expenses	18.176	18.555
Escrow in connection with Corbett acquisition	25.139	0
VAT	10.427	4.980
Other	2.355	5.569

	56.097	29.104

For disclosure of the Company’s commitments refer to Note 25. ‘Commitments and Contingencies’.

15.	Property, Plant and Equipment

Property, Plant and Equipment (US$ thousands)	Total	Land and Buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in process
Net book value
Jan. 1, 2008	271.483	191.991	52.105	14.471	5.074	7.842

Cost
Jan. 1, 2008	412.261	222.603	111.946	52.895	16.975	7.842

Additions	45.382	1.691	22.726	7.728	3.739	9.498
Additions from business combinations	1.852	0	1.852	0	0	0
Disposals	(7.648)	(560)	(5.449)	(1.160)	(64)	(415)
Transfers	0	19	3.725	925	1.077	(5.746)
Currency adjustments	(11.221)	(6.379)	(2.863)	(1.605)	(126)	(248)

Dec. 31, 2008	440.626	217.374	131.937	58.783	21.601	10.931

Accumulated depreciation
Jan. 1, 2008	140.778	30.612	59.841	38.424	11.901	0

Additions	36.510	8.412	19.505	6.348	2.245	0
Disposals	(5.546)	(5)	(4.540)	(949)	(52)	0
Transfers	0	0	0	0	0	0
Currency adjustments	(5.186)	(1.220)	(2.276)	(1.506)	(184)	0

Dec. 31, 2008	166.556	37.799	72.530	42.317	13.910	0

Net book value
Dec. 31, 2008	274.070	179.575	59.407	16.466	7.691	10.931

No property, plant and equipment was pledged as security against non-current financial debts at December 31, 2007 and 2008. The net carrying amount of property, plant and equipment under finance lease contracts amounts to US$9,1 million as of December 31, 2008 (December 31, 2007: US$10,5 million).

The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

The information for the comparative period is provided below:

Property, Plant and Equipment (US$ thousands)	Total	Land and Buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in process
Net book value
Jan. 1, 2007	214.410	136.341	36.626	11.220	16.161	14.062

Cost
Jan. 1, 2007	324.241	153.048	83.144	40.970	33.017	14.062

Additions	35.994	4.220	20.362	5.539	838	5.035
Additions from business combinations	38.939	28.914	7.644	1.719	139	523
Disposals	(11.431)	(1.339)	(6.239)	(1.723)	(2.130)	0
Transfers	0	25.485	687	3.328	(16.289)	(13.211)
Currency adjustments	24.518	12.275	6.348	3.062	1.400	1.433

Dec. 31, 2007	412.261	222.603	111.946	52.895	16.975	7.842

Accumulated depreciation
Jan. 1, 2007	109.831	16.707	46.518	29.750	16.856	0

Additions	29.783	6.751	13.838	7.804	1.390	0
Disposals	(8.164)	(100)	(4.721)	(1.412)	(1.931)	0
Transfers	0	5.461	0	0	(5.461)	0
Currency adjustments	9.328	1.793	4.206	2.282	1.047	0

Dec. 31, 2007	140.778	30.612	59.841	38.424	11.901	0

Net book value
Dec. 31, 2007	271.483	191.991	52.105	14.471	5.074	7.842

16.	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2008, are as follows:

Goodwill
(US$ thousands)	Total
January 1, 2008	1.120.374
Goodwill acquired during the year	79.930
Purchase price adjustments for earn-out payments	1.404
Other goodwill adjustments	(7.251)
Foreign currency translation	(28.066)

December 31, 2008	1.166.391

With respect to additions to goodwill reference is made to 4. ‘Acquisitions’. In 2008 and 2007, purchase adjustments primarily reflect adjustments to the acquired tax assets and liabilities along with final settlements of escrow accounts.

The information for the comparative period is provided below:

Goodwill
(US$ thousands)	Total
January 1, 2007	149.816
Goodwill acquired during the year	973.195
Purchase price adjustments for earn-out payments	3.875
Other goodwill adjustments	(17.851)
Foreign currency translation	11.339

December 31, 2007	1.120.374

In the fourth quarter of 2008, we performed our annual impairment assessment of goodwill (using data as of October 1, 2008) in accordance with the provisions of IAS 38. For the goodwill acquired in 2008 the purchase price allocation as of December 31, 2008, is preliminary and accordingly no impairment test was performed during 2008. No events or changes in circumstances indicated that the acquired goodwill might be impaired. In testing for potential impairment, we measured the estimated fair value of our cash generating units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units or groups of cash generating units that are expected to benefit from that business combination. For this purpose operating segments were identified which generate cash flows which are separable from the cash flows of other operating segments. While in most cases this determination is based on products and technologies, in some cases the determination is based on subsidiaries. For impairment testing, the recoverable amount of goodwill allocated to a cash generating unit (higher of the cash generating unit’s fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating units. Value in use is normally assumed to be higher than the fair value less selling costs, therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit.

Key assumptions used in the value in use calculations

The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (six years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period. The discount rates used are based on the weighted average cost of capital (8,61%; 2007: 8,65%) as calculated using the Black Scholes valuation model and verified by external analyst reports.

Sensitivity to changes in assumptions

Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. The calculation of value in use is most sensitive to discount rates and growth rates used.

Discount rates reflect management’s estimate of the risks profile for the respective valuation object. The discount rates used are based on the weighted average cost of capital (8,61%; 2007: 8,65%) as calculated using the Black Scholes valuation model and verified by external analyst reports.

The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.

We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2008. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

The allocation of the carrying amount of goodwill as of December 31, 2008, to the cash generating units and key assumptions used for the value in use calculations is presented below:

Cash Generating Units

(US$ thousands)

	Carrying amount of goodwill
Cash generating unit	Dec. 31, 2008	Dec. 31, 2007
HPV	925.825	939.757
PCR Detection	48.778	0
IVD Assays	36.202	37.546
Electrophoresis	25.262	24.868
Whole Genome Amplification	22.591	23.700
Multiplex Assays	19.142	18.140
Mag Attract	18.040	23.160
Pyrosequencing	16.969	0
Large Scale Sampling	16.240	16.160
Others	37.342	37.043

	1.166.391	1.120.374

With respect to additions to goodwill reference is made to 4. ‘Acquisitions’. In 2008 and 2007, purchase adjustments primarily reflect adjustments to the acquired tax assets and liabilities along with final settlements of escrow accounts.

Other cash generating units result from nine acquisitions which are individually and in the aggregate insignificant.

17.	Intangible Assets

Intangible Assets

(US$ thousands)	Jan. 1, 2008	Additions	Additions from Business Combinations	Disposals	Currency Adjustments	Dec. 31, 2008
Cost
Technology rights and patents	561.164	4.075	52.600	2	(5.669)	612.168
Computer software	37.648	7.940	0	460	(860)	44.268
Development expenses	75.322	29.764	1.000	0	(614)	105.472
Other intellectual properties	143.073	583	18.700	378	(1.267)	160.711

	817.207	42.362	72.300	840	(8.410)	922.619

	Jan. 1, 2008	Additions	Disposals	Currency Adjustments	Dec. 31, 2008
Accumulated amortization
Technology rights and patents	54.863	55.967	0	(2.122)	108.708
Computer software	25.640	4.074	458	(590)	28.666
Development expenses	11.677	10.465	0	(400)	21.742
Other intellectual properties	10.267	13.972	0	(377)	23.862

	102.447	84.478	458	(3.489)	182.978

	Dec. 31, 2008	Dec. 31, 2007
Net book value
Technology rights and patents	503.460	506.301
Computer software	15.602	12.008
Development expenses	83.730	63.645
Other intellectual properties	136.849	132.806

	739.641	714.760

The amortization on intangible assets is allocated to the functional areas in which the respective intangible assets are used (primarily cost of sales, R&D and S&M). In 2008 acquisition related intangible amortization in the amount of US$48,7 million is included in cost of sales (2007: US$24,0 million) and acquisition related intangible amortization in the amount of US$14,8 million and US$3,0 million is included in S&M and R&D expenses, respectively (2007: US$7,7 million and US$1,1 million).

The amortization periods for intangible assets acquired in the business combinations in 2008 are 10 years for product technology and know how and in-process R&D, 10 years for customer relationships and 10 years for tradenames from the date of acquisition (July and October 2008).

The information for the comparative period is provided below:

Intangible Assets

(US$ thousands)	Jan. 1, 2007	Additions	Additions from Business Combinations	Disposals	Currency Adjustments	Dec. 31, 2007
Cost
Technology rights and patents	118.607	33.972	402.400	2.051	8.236	561.164
Computer software	28.685	7.443	0	217	1.737	37.648
Development expenses	32.481	13.481	25.900	0	3.460	75.322
Other intellectual properties	25.788	681	114.700	0	1.904	143.073

	205.561	55.577	543.000	2.268	15.337	817.207

	Jan. 1, 2007	Additions	Disposals	Currency Adjustments	Dec. 31, 2007
Accumulated amortization
Technology rights and patents	23.266	30.032	333	1.898	54.863
Computer software	21.818	2.741	78	1.159	25.640
Development expenses	3.870	6.959	0	848	11.677
Other intellectual properties	2.636	7.404	0	227	10.267

	51.590	47.136	411	4.132	102.447

	Dec. 31, 2007	Dec. 31, 2006
Net book value
Technology rights and patents	506.301	95.341
Computer software	12.008	6.867
Development expenses	63.645	28.611
Other intellectual properties	132.806	23.152

	714.760	153.971

18.	Investments in Equity-Accounted Investees

Investments in Equity-Accounted Investees (US$ thousands)	Ownership Percentage	Dec. 31, 2008	Dec. 31, 2007
PreAnalytiX GmbH	50,0%	7.008	4.555
QBM Cell Science	19,5%	443	504
Dx Pte. Ltd.	33,3%	316	747

		7.767	5.806

Gain (Loss) from Investments in Equity-Accounted Investees		2008	2007
PreAnalytiX GmbH		1.459	1.318
QBM Cell Science		(61)	(42)
Dx Assays Pte. Ltd.		(408)	0

		990	1.276

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH (PreAnalytiX). The investment is accounted for under the equity method. The Company has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX develops, manufactures and markets integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. For further information on PreAnalytix reference is made to 30. ‘Related Party Transactions’.

As of December 31, 2008, total assets of PreAnalytix amount to US$16,4 million (December 31, 2007: US$12,3 million) and shareholders’ equity amounts to US$15,9 million (December 31, 2007: US$11,0 million). In 2008 the Company generated revenues of US$10,2 million (2007: US$7,8 million) and net income of US$3,9 million (2007: US$3,3 million).

As a QIAGEN representative has a board seat at QBM Cell Science, QIAGEN has significant influence on that company. Accordingly, the share in QBM Cell Science is recorded at equity in spite of the fact that QIAGEN’s share is below 20%.

As of December 31, 2008, total assets of QBM Cell Science amount to US$233.000 (December 31, 2007: US$383.000) and shareholders’ equity amounts to US$191.000 (December 31, 2007: US$317.000). In 2008 QBM Cell Science recorded revenues of US$348.000 (2007: US$303.000) and a net loss of US$280.000 (2007: net loss of US$396.000).

During 2007, the Company made an initial investment of US$747.000 in Dx Assays Pte Ltd. a joint venture with Bio*One Capital. The Company’s investment represents a 33,3% interest in Dx Assays Pte Ltd. Dx Assays expects to be one of the first centers in Singapore for assay development in which molecular diagnostics for infectious and genetic diseases will be developed. In the first quarter of 2008, the Company made a US$1,4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013. As of December 31, 2008, total assets of Dx Assays totaled US$4,9 million and shareholders’ equity amounted to US$189.000. In 2008, Dx Assays recorded revenues of US$121.000 and a net loss of US$1,7 million.

19.	Financial Debts

Financial Debts
(US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
US$500,0 million note payable at LIBOR plus a variable margin ranging from 0,4% to 0,775%, or 1,01% and 5,545% at December 31, 2008 and 2007, respectively, due on July 12, 2012, with payments beginning in 2009	500.000	500.000
US$300,0 million 3,25% convertible bond 2006/2026 bearing interest at a rate of 3,25%	256.767	248.350
US$150,0 million 1,5% convertible bond 2004/2024 bearing interest at a rate of 1,50%	129.846	128.738

Total financial debts, non-current and current	886.613	877.088

Less current portion of financial debts	27.016	2.044

Total non-current financial debts	859.597	875.044

Breakdown by maturities - carrying values
2008	0	2.044
2009	27.016	25.000
2010	50.000	50.000
2011	204.048	202.913
2012	230.000	230.000
Thereafter	375.549	367.131

	886.613	877.088

Breakdown by maturities - payments due for nominal amounts and future interest
2008	0	39.650
2009	63.772	63.772
2010	86.508	86.508
2011	252.060	252.060
2012	251.080	251.080
Thereafter	426.123	426.123

	1.079.543	1.119.193

Total amount of secured financial debts	500.000	500.000
Unused lines of credit for short-term financing	165.190	165.300

During 2007, the Company repaid debt of EUR 5,0 million, which was originally due in June 2008, and a note payable of EUR 30,0 million, which was due in annual installments through June 2011.

On July 13, 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of US$750 million in the form of (1) a US$500 million term loan, (2) a US$100 million bridge loan, and (3) a US$150 million revolving credit facility. Under the agreement, the US$500 million term loan will mature in July 2012 with an amortization schedule commencing on July 2009. The US$100 million bridge loan was utilized and repaid within the third quarter of 2007. The US$150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2008.

The carrying amounts of current and non-current financial debts, excluding the convertible bonds, approximate their fair values. The fair values are based on future cash flows using market rates of interests for borrowings with similar credit status and maturities.

The Company has eight separate lines of credit amounting to US$165,3 million with variable interest rates, US$110.000 of which was utilized at December 31, 2008. There were insignificant current borrowings outstanding at December 31, 2008 and 2007. Interest expense on line of credit and current borrowings was US$0 for the years ended December 31, 2008 and 2007.

Interest expense on non-current debt was US$45,4 million for the year ended December 31, 2008 (2007: US$37,9 million).

Convertible Bond 2004/2024 (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Face value of convertible bond issued in August 2004	145.000	150.000
Transaction costs	(3.300)	(3.300)
Equity conversion component	(35.584)	(35.584)

Liability component on initial recognition in August 2004	106.116	111.116

Accrued interest expense	23.730	17.622

	129.846	128.738

In August 2004, the Company completed the sale of US$150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$12,6449 per share, subject to adjustment. In November 2008, the Company issued 395.417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of US$5,0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2008, was approximately US$206,4 million (December 31, 2007: US$277,8 million). The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,5 million shares of common stock for issuance in the event of conversion.

Convertible Bond 2006/2026 (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Face value of convertible bond issued in August 2004	300.000	300.000
Transaction costs	(4.788)	(4.788)
Equity conversion component	(60.561)	(60.561)

Liability component on initial recognition in May 2006	234.651	234.651

Accrued interest expense	22.116	13.699

	256.767	248.350

In May 2006, the Company completed the sale of US$300,0 million principal amount of 3,25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15,0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$20,00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2008, was approximately US$276,1 million (December 31, 2007: US$395,2 million). The effective interest rate of the Notes amounts to 7,3%. The Company has reserved 15,0 million shares of common stock for issuance in the event of conversion.

20.	Provisions

Provisions (US$ thousands)	Jan. 1, 2008	Utilization	Reversal	Additions	Currency Adjustments	Dec. 31, 2008
Warranty	1.621	(622)	(32)	1.884	(127)	2.724
Acquisition and related costs	4.093	(3.104)	0	1.834	0	2.823

	5.714	(3.726)	(32)	3.718	(127)	5.547

The information for the comparative period is provided below:

Provisions (US$ thousands)	Jan. 1, 2007	Utilization	Reversal	Additions	Currency Adjustments	Dec. 31, 2007
Warranty	1.413	(775)	(155)	1.078	60	1.621
Acquisition and related costs	3.278	(3.278)	0	4.093	0	4.093
Relocation and restructuring costs	326	(326)	0	0	0	0

	5.017	(4.379)	(155)	5.171	60	5.714

The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded when consumables are shipped and when title on instrumentation equipment passes to the customer.

The provision for acquisition and related costs primarily relates to severance and employee related costs as well as to lease and related costs.

For all provisions it is expected that the respective costs will be incurred in the next financial year.

21.	Accrued Expenses and Other Current Liabilities

Accrued Expenses and Other Current Liabilities (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Payroll and related accrued liabilities	32.271	31.140
Preacquisition contingencies assumed in acquisition	25.139	0
Swaps and forwards	22.652	0
Royalties	16.610	15.720
Deferred revenue	12.049	8.934
Professional and other fees	6.423	9.223
Accrued change in control payments related to acquisition	0	6.741
Other liabilities	36.930	19.853

	152.074	91.611

Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Provisions for professional and other fees are recorded when the respective services are received.

The Company records provisions for sales and other taxes when the exposure item becomes probable and reasonably estimable.

Accrued expenses and other current liabilities are non-interest bearing and have an average term of six months.

22.	Shareholders’ Equity

Shareholders’ Equity (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Common shares, EUR 0,01 par value:
Authorized—410.000.000 shares
Issued and outstanding - 197.839.113 shares in 2008 and 195.335.076 shares in 2007	2.212	2.175
Share premium	1.117.390	1.099.110
Retained earnings	440.692	347.683
Other reserves	(2.162)	2.124
Cumulative foreign currency translation adjustments	20.499	74.896

Total shareholders’ equity attributable to equity holders of the parent	1.578.631	1.525.988

Minority interest	0	553

Total equity	1.578.631	1.526.541

Other Reserves

Other Reserves (US$)	Total	Hedging Contracts	Marketable Securities
December 31, 2006	1.114	(290)	1.404

Unrealized gain on hedging contracts	903	903	0
Realized loss on hedging contracts	611	611	0
Unrealized loss on marketable securities	(503)	0	(503)
Realized gain on marketable securities	(1)	0	(1)

December 31, 2007	2.124	1.224	900

Unrealized loss on hedging contracts	(3.919)	(3.919)	0
Realized gain on hedging contracts	533	533	0
Realized loss on marketable securities	(900)	0	(900)

December 31, 2008	(2.162)	(2.162)	0

23.	Retained Earnings

At the Annual General Meeting of Shareholders on June 24, 2009, the Board of Directors will propose to carry forward the profit for the year of QIAGEN N.V., the holding company of the Group, which is determined in accordance with the legal provisions of the Dutch Civil Code.

24.	Share-Based Payments

The Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company issues new shares of its common stock to satisfy option exercises and had approximately 17,1 million shares of common stock reserved and available for issuance under this plan at December 31, 2008.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans. The Company had approximately 0,8 million shares of common stock reserved and available for issuance under these plans at December 31, 2008.

Stock Options

During the years ended December 31, 2008 and 2007, the Company granted 432.725 and 379.598 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2008	2007
Stock price volatility	38%	38%
Risk-free interest rate	2,91%	4,27%
Expected life (in years)	5,27	5,47
Dividend reate	0%	0%
Forfeiture rate	8,5%	5,0%

A summary of the status of the Company’s employee stock options as of December 31, 2008 and 2007, and changes during the years then ended is presented below:

Stock Options	Stock Options	Weighted Average Exercise Price (US$)
January 1, 2008	11.362.641	13,63

Granted	432.725	20,34
Exercised	(1.340.914)	9,92
Forfeited	(179.456)	21,12

December 31, 2008	10.274.996	14,26

Exercisable at December 31, 2008	9.599.027	13,91

	Stock Options	Weighted Average Exercise Price (US$)
January 1, 2007	11.716.539	13,43

Assumed in acquisition	4.139.854	9,24
Granted	379.598	17,01
Exercised	(4.551.655)	9,29
Forfeited	(321.695)	15,16

December 31, 2007	11.362.641	13,63

Exercisable at December 31, 2007	10.865.363	13,49

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s stock options into 4.139.854 stock options in the Company’s common stock in 2007.

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during years ended December 31, 2008 and 2007, was US$7,80 and US$6,97, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was US$14,9 million and US$42,0 million, respectively. At December 31, 2008, the unrecognized share-based compensation expense related to employee stock option awards is approximately US$3,1 million and will be recognized over a weighted average period of approximately 1,75 years.

At December 31, 2008 and 2007, options were exercisable with respect to 9,6 million and 10,9 million common shares at a weighted average price of US$13,91 and US$13,49 per share, respectively. The options outstanding at December 31, 2008 expire in various years through 2018.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense over the vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6,0% (2007: 5.1%). At December 31, 2008, there was US$23,2 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 8,0 years (December 31, 2007: US$16,2 million over a weighted average period of 3,9 years). The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2008, was US$21,06 (December 31, 2007: US$16,63).

A summary of the Company’s restricted stock units as of December 31, 2008 and 2007, is presented below:

Restricted Stock Units	Restricted Stock Units
January 1, 2008	1.585.558

Granted	804.566
Released	(388.342)
Forfeited	(93.621)

December 31, 2008	1.908.161

Restricted Stock Units
January 1, 2007	0

Assumed in acquisition	857.445
Granted	864.855
Released	(127.273)
Forfeited	(9.469)

December 31, 2007	1.585.558

In connection with the acquisition of Digene Corporation, the Company assumed Digene’s equity plans and exchanged Digene’s awards into 857.445 restricted stock units of the Company’s common stock in 2007.

Compensation Expense

Share-based compensation expense for the years ended December 31, 2008 and 2007 totaled approximately US$9,8 million and US$9,8 million, respectively.

25.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute finance leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these finance lease obligations. Rent expense under non-cancelable operating lease agreements was US$11,2 million in 2008 and US$9,8 million in 2007.

Minimum future obligations under finance and operating leases at December 31, 2008, are as follows:

Finance and Operating Leases (US$ thousands)	Finance Leases	Operating Leases
2009	4.971	8.399
2010	4.964	6.660
2011	5.000	4.301
2012	4.989	2.025
2013	5.055	554
Thereafter	17.384	49

	42.363	21.988

Less: amount representing interest	(9.661)

	32.702
Less: current portion	(2.984)

	29.718

The information for the comparative period is provided below:

Finance and Operating Leases (US$ thousands)	Finance Leases	Operating Leases
2008	4.952	8.940
2009	4.952	5.872
2010	4.953	4.116
2011	4.985	2.845
2012	5.055	1.584
Thereafter	22.883	3.144

	47.780	26.501

Less: amount representing interest	(11.994)

	35.786
Less: current portion	(2.769)

	33.017

There are no material renewal or purchase options and escalation clauses included in the lease agreements.

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25% of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of US$16,6 million and US$15,7 million at December 31, 2008 and 2007, respectively. Royalty expense relating to these agreements amounted to US$34,0 million and US$37,1 million for the years ended December 31, 2008 and 2007, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2008, the Company had commitments with several vendors to purchase certain products, and for future minimum guaranteed royalties. They are as follows:

Purchase and Royalties Commitments (US$ thousands)	Purchase Commitments	Royalty Commitments
2009	25.617	4.670
2010	5.968	1.212
2011	189	742
2012	181	642
2013	181	670
Thereafter	1.155	816

	33.291	8.752

The information for the comparative period is provided below:

Purchase and Royalties Commitments (US$ thousands)	Purchase Commitments	Royalty Commitments
2008	26.366	4.368
2009	5.751	4.451
2010	190	1.046
2011	190	611
2012	190	458
Thereafter	1.402	842

	34.089	11.776

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed in detail under 4. ‘Acquisitions’ the Company could be required to make additional contingent cash payments totaling up to US$42,0 million based on the achievement of certain revenue and operating results milestones as follows: US$7,9 million in 2009, US$15,9 million in 2010, US$3,2 million in 2011, US$3,5 million in 2012 and US$11,5 payable in any 12 month period from now until 2012 if certain criteria are met.

In the prior year (December 31, 2007) the potential contingent cash payments for acquisitions were as follows: US$10,1 million in 2008, US$4,0 million in 2009, and US$12,0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and US$1,0 million payable upon the grant of certain patent rights.

Employment Agreements

Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2008, the total commitment under these agreements totaled US$17,6 million (December 31, 2007: US$15,3 million).

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2008 and 2007, appropriately reflect the estimated cost of such warranty obligations.

Litigation

From time to time, the Company may be party to legal proceedings incidental to its business. As of December 31, 2008, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against the Company or its subsidiaries. These matters have arisen in the ordinary course and conduct of the Company’s business, as well as through acquisition.

As a result of the third quarter 2007 acquisition of Digene Corporation and the third quarter 2008 acquisition of Corbett, the Company has been involved in various claims and legal proceedings. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on the Company’s financial position or results of operations.

Digene Corporation v. Third Wave Technologies, Inc.

On January 11, 2007, Digene filed a patent infringement action against Third Wave Technologies, Inc. (Third Wave) in the United States District Court for the Western District of Wisconsin. In this action, Digene alleges that Third Wave is infringing one or more claims of United States Patent No. 5,643,715 (the ‘715 patent), of which Digene is the exclusive licensee. On February 28, 2007, Third Wave filed an answer to Digene’s complaint, in which Third Wave denied infringing the claims of the ‘715 patent. Third Wave further asserted counterclaims against Digene alleging violations of federal antitrust laws pursuant to Sections 1 and 2 of the Sherman Act, the Clayton Act, and the Robinson-Patman Act. In response, on April 5, 2007, Digene filed a reply denying all of Third Wave’s counter claims. A claim construction hearing was held on June 22, 2007, and the Court issued two opinions construing the asserted claims. In light of the Court’s construction of the claims at issue, Digene believes that it cannot meaningfully pursue its infringement action against Third Wave at the district court level. On October 19, 2007, Digene filed a Motion for Summary Judgment, seeking judgment against Third Wave’s antitrust claims. The Court granted Digene’s Motion on January 11, 2008, dismissing all of Third Wave’s antitrust counterclaims. On February 25, 2008, Third Wave withdrew the only remaining claim on the issue of exceptional case. Both QIAGEN and Third Wave filed a notice of appeal to the Federal Circuit and the briefing was completed on November 7, 2008. Oral argument before the Federal Circuit was held February 2, 2009 and a decision is expected in late spring or early summer 2009. QIAGEN intends to vigorously pursue this appeal and any potential remand to the district court.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

There is a pending arbitration filed by Digene against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) in December of 2006 for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene claims that Roche has breached this license agreement by entering into an alleged Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement which has a prohibition against further sublicensing. On July 13, 2007, the arbitration Panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On August 27, 2007, Digene filed its First Amended Demand for Arbitration to include claims against both Roche and Gen-Probe. Thereafter, on September 6, 2007, both Roche and Gen-Probe filed their Statement of Defense denying the allegations and asserting counterclaims against Digene. Roche alleges that Digene interfered with its business relations and violated Digene’s duties of good faith and fair dealing owed to Roche under the license agreement by bringing this lawsuit. Digene has denied Roche’s claims while asserting Roche’s counterclaims fail to state a cause of action. Gen-Probe contends that the Purchase and Supply Agreement with Roche is not made invalid by the prohibition on sublicenses contained in the Digene/Roche Cross License Agreement.

On October 13, 2007, Roche and Gen-Probe filed a Motion for Summary Judgment (the Motion) alleging that the Purchase and Supply Agreement with Roche does not violate the Cross License Agreement and that they are entitled to judgment as a matter of law. QIAGEN filed its response to the Motion on November 30, 2007 and a hearing was held on January 17, 2008 in New York. On January 29, 2008, the Panel denied the Motion and found that genuine issues of material fact exist with respect to each of the claims on which Roche and Gen-Probe sought summary disposition. On February 29, 2008, QIAGEN filed a motion requesting leave to file a Second Amended Arbitration Demand adding two new causes of action against Roche. Digene’s new counts relate to a claim that Roche intentionally interfered with Digene’s business relationship with Gen-Probe and a Declaration of Rights declaring that Roche does not have the rights in the 1990 Cross License it purports to have because the transaction in which Roche allegedly obtained those rights was invalid. On March 11, 2008, Gen-Probe filed its own motion to Amend its Statement of Defense and Counterclaims seeking to change the caption of the case to reflect Digene’s merger with QIAGEN and to add QIAGEN as a party to the arbitration and to add an eighth affirmative action defense alleging that, as a result of the merger with QIAGEN, Digene has no standing to prosecute this arbitration. On April 4, 2008, the arbitration panel granted Digene’s motion to add its count with respect to Roche’s interference but denied it leave to add a count directed to Roche’s rights in the Cross License Agreement at this stage of the proceedings. The panel also denied Gen-Probe’s motion to add

QIAGEN as a party and change the caption of the case, but granted it leave to add its eighth affirmative defense. The oral hearing before the arbitration panel was held on October 27, 2008 to November 11, 2008, and post-arbitration briefing was completed on January 16, 2009. Subsequently, on January 30, 2009, oral argument was held before the panel on all issues. A written decision is expected early 2009. QIAGEN intends to continue to vigorously pursue the arbitration.

Corbett v. ABI

A declaratory judgment action was filed by Corbett Research Pty. Ltd., Corbett Life Science, and Corbett Robotics Inc. (collectively, “Corbett”) against Applera Corporation and Applied Biosystems, Inc. (collectively, “ABI”) in the Northern District of California on June 30, 2008. The complaint seeks a judgment that Corbett’s Rotor-Gene products do not infringe the claims of U.S. Patent No. 6,814,934 B1 (the ‘934 patent), and that the ‘934 patent claims are invalid or unenforceable. On July 1, 2008, QIAGEN finalized its acquisition of the outstanding shares of Corbett. ABI answered Corbett’s complaint denying invalidity and unenforceability of the ‘934 patent and counterclaiming that Corbett Rotor-Gene products infringe the ‘934. ABI’s counterclaims allege that Corbett’s infringement is willful and seeks money damages and an injunction. Corbett answered denying ABI’s counterclaims on October 17, 2008. On January 21, 2009, a joint stipulation for dismissal was granted by the Court and this case is now closed.

Preacquistion Contingencies

In connection with the acquisition of Corbett, US$25,1 million has been paid into an escrow account to cover preacquistion contingencies assumed in the acquisition, including any payments required under the resolution of the above mentioned litigation with ABI. The escrow amounts are recorded as an asset in prepaid and other expenses. Correspondingly, US$25,1 million for preacquistion contingencies, including matters other than the ABI litigation, is recorded as a liability under accrued and other liabilities as of December 31, 2008.

26.	Employee Benefits

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was US$2,7 million and US$1,4 million for the years ended December 31, 2008 and 2007, respectively. The Company also has a defined contribution plan which covers certain executives. The Company makes matching contributions up to an established maximum. In 2008 and 2007, matching contributions to the plan totaled approximately US$378.000 and US$390.000, respectively.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was US$2,7 million at December 31, 2008, and US$2,1 million at December 31, 2007. Due to the insignificance of the defined benefit plans on the total assets the Company did not disclose all required information.

27.	Related Party Transactions

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2.750 per day for consulting services, subject to adjustment. During 2008 and 2007, the Company paid approximately US$234.000 and US$471.000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in the aggregate immaterial except for certain transactions with PreAnalytiX GmbH and Dx Assays Pte. Ltd.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. As of December 31, 2008 and 2007, the Company had accounts receivable from PreAnalytix of US$276.000 and US$670.000, and accounts payable to PreAnalytix of US$250.000 and US$116.000, respectively.

During 2007, the Company made an initial investment of US$747.000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33,3% interest in Dx Assays Pte Ltd. In the first quarter of 2008, the Company made a US$1,4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2008. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2008 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Year Ended December 31, 2008	Annual Compensation (US$ thousands)
Name	Fixed Salary	Variable Cash Bonus	Other*	Total
Peer M. Schatz	1.238	533	2	1.773
Roland Sackers	529	274	44	847
Dr. Joachim Schorr	353	176	25	554
Bernd Uder	353	176	15	544

*	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of US$ 50.000 or 10% of the total salary and bonus reported in 2008 for the officer.

Year ended December 31, 2008	Long-Term Compensation
Name	Defined Contribution Benefit Plan		Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	US$	86.000	103.113	258.678
Roland Sackers	US$	77.000	33.638	84.386
Dr. Joachim Schorr	US$	27.000	16.020	40.190
Bernd Uder	US$	50.000	15.214	38.167

The information for the comparative period is as follows:

Year Ended December 31, 2007	Annual Compensation (US$ thousands)
Name	Fixed Salary	Variable Cash Bonus	Other*	Total
Peer M. Schatz	1.059	437	11	1.507
Roland Sackers	452	162	53	667
Dr. Joachim Schorr	291	122	27	440
Bernd Uder	311	121	20	452

*	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other.” Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of US$50.000 or 10% of the total salary and bonus reported in 2007 for the officer.

Year ended December 31, 2007	Long-Term Compensation
Name	Defined Contribution Benefit Plan		Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	US$	80.000	114.551	318.175
Roland Sackers	US$	72.000	35.019	97.285
Dr. Joachim Schorr	US$	25.000	17.049	47.355
Bernd Uder	US$	47.000	17.276	47.986

The Supervisory Board compensation for 2008 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board: EUR 30.000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board: EUR 20.000

•	Vice Chairman of the Supervisory Board: EUR 5.000

•	Chairman of the Audit Committee: EUR 15.000

•	Chairman of the Compensation Committee: EUR 10.000

•	Fee payable to each member of the Audit Committee: EUR 7.500

•	Fee payable to each member of the Compensation Committee: EUR 5.000

Members of the Supervisory Board also receive EUR 1.000 for attending the Annual General Meeting and EUR 1.000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive EUR 1.000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than US$234.000 to Dr. Colpan for his scientific consulting services, including travel reimbursements.

(in US$) Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	44.000	29.000	12.000	—	7.000	92.000
Dr. Werner Brandt	44.000	22.000	6.000	—	7.000	79.000
Dr. Metin Colpan	44.000	—	12.000	—	7.000	63.000
Erik Hornnaess	44.000	22.000	9.000	11.000	7.000	93.000
Prof. Dr. Manfred Karobath	44.000	—	12.000	7.000	7.000	70.000
Heino von Prondzynski	44.000	—	13.000	11.000	7.000	75.000

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2008, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2008	2008 Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1.389	3.486
Dr. Werner Brandt	1.389	3.486
Dr. Metin Colpan	1.389	3.486
Erik Hornnaess	1.389	3.486
Prof. Dr. Manfred Karobath	1.389	3.486
Heino von Prondzynski	1.389	3.486

The information for the comparative period is as follows:

(US$) Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15.000	15.000	6.000	2.500	7.300	45.800
Dr. Heinrich Hornef*	7.500	5.000	6.000	2.500	3.700	24.700
Dr. Metin Colpan	15.000	—	5.000	—	7.300	27.300
Dr. Franz A. Wirtz*	7.500	2.500	4.500	2.500	3.700	20.700
Erik Hornnaess	15.000	5.000	10.000	6.250	7.300	43.550
Prof. Dr. Manfred Karobath	15.000	—	5.000	2.500	7.300	29.800
Dr. Werner Brandt	7.500	2.500	6.500	1.250	3.700	21.450
Heino von Prondzynski	7.500	—	4.500	1.250	3.700	16.950

*	Dr. Heinrich Hornef and Dr. Franz A. Wirtz decided not to seek another term as Supervisory Board members. Dr. Werner Brandt and Mr. Heino von Prondzynski replaced Dr. Hornef and Dr. Wirtz on the Supervisory Board following our 2007 Annual General Meeting of Shareholders.

During 2007, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2007	2007 Grants
Name	Stock Options	Restrictive Stock Units
Prof. Dr. Detlev H. Riesner	1.942	5.387
Dr. Heinrich Hornef	—	6.734
Dr. Metin Colpan	1.942	5.387
Dr. Franz A. Wirtz	—	6.734
Erik Hornnaess	1.942	5.387
Prof. Dr. Manfred Karobath	1.942	5.387
Dr. Werner Brandt	—	—
Heino von Prondzynski	—	—

The following table sets forth the vested and unvested options of officers and directors:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)	Total Unvested Stock Awards
Peer M. Schatz	2.398.059	179.481	5/2009 to 2/2018	4,590 to $22,430	576.853
Roland Sackers	203.346	45.311	3/2011 to 2/2018	11,985 to $22,430	181.671
Dr. Joachim Schorr	177.127	27.386	10/2011 to 2/2018	8,940 to $22,430	87.545
Bernd Uder	125.758	26.732	3/2011 to 2/2018	11,985 to $22,430	86.153
Prof. Dr. Detlev H. Riesner	91.314	2.684	1/2010 to 4/2018	6,018 to $22,430	8.873
Dr. Werner Brandt	0	1.389	4/2018	$22,430	3.486
Dr. Metin Colpan	976.797	2.684	5/2009 to 4/2018	6,018 to $22,430	8.873
Erik Hornnaess	96.647	2.684	1/2010 to 4/2018	6,018 to $22,430	8.873
Prof. Dr. Manfred Karobath	90.647	2.684	1/2010 to 4/2018	6,018 to $22,430	8.873
Heino von Prondzynski	0	1.389	4/2018	$22,430	3.486

The information for the comparative period is as follows:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)	Total Unvested Stock Awards
Peer M. Schatz	2.359.876	114.551	5/2009 to 2/2017	4,590 to 20,563	318.175
Roland Sackers	347.598	23.346	9/2009 to 2/2017	10610 to 20,563	97.285
Dr. Joachim Schorr	201.444	17.049	10/2011 to 2/2017	8,940 to 17,900	47.355
Bernd Uder	120.000	17.276	3/2011 to 2/2017	11,985 to 20,563	47.986
Prof. Dr. Detlev H. Riesner	90.667	1.942	1/2010 to 4/2017	6,018 to 20,563	5.387
Dr. Metin Colpan	976.150	1.942	5/2009 to 4/2017	6,018 to 20,563	5.387
Erik Hornnaess	112.000	1.942	1/2009 to 4/2017	6,018 to 20,563	5.387
Prof. Dr. Manfred Karobath	90.000	1.942	1/2010 to 4/2017	6,018 to 20,563	5.387

28.	Risks and Use of Derivative Financial Instruments

28.1	Risks

Market risk

The Group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are actively managed in accordance with a written policy approved by the Board of Directors and subject to internal controls. The objective is to minimize, where deemed to be appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. To manage the volatility relating to these exposures and to enhance the yield on the investment in financial assets, the Group uses derivative financial instruments. The Group does not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

Foreign currency exchange rates

The Group presents its consolidated financial statements in U.S. dollar. As a consequence of the global nature of QIAGEN’s business, the Group is exposed to foreign currency exchange rate movements, primarily in European and Asian countries. The Group uses foreign currency options and forward foreign exchange contracts to hedge certain anticipated cash flows in currencies other than the U.S. dollar to achieve relatively stable and predictable cash flows. Net investments in QIAGEN affiliates with a functional currency other than the U.S. dollar are of long-term nature and the Group does not hedge such foreign currency translation exposures.

Because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency and loans in foreign currency that are extended to Group entities for financing purposes.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of QIAGEN’s exchange rate risk from ongoing operations is low.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments.

QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Group has financial derivatives in place, which do not qualify for hedge accounting in accordance with IAS 39, varied 10 percent from the rates used for the preparation of the consolidated financial statements, this would have had an effect of approximately US$17,2 million on the net income of the Group at December 31, 2008. This effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.

A 10 percent variance in the ending currency rates would not have caused any impact on profit and loss for those derivatives, which qualify for hedge accounting in accordance with IAS 39. The effect on the hedging reserve in shareholders’ equity would have been approximately US$565.000 at December 31, 2008.

If the U.S. dollar had gained (lost) 10 percent against other major currencies (Euro, Swiss Franc, Canadian dollar) at December 31, 2007, the hedging reserve in shareholders’ equity and the fair value of the hedging transactions would have been US$586.000 lower (higher).

Interest rates

The Group manages the exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of fixed rate financial assets. Net financial income earned on the Group’s net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate. The Group’s exposure to fluctuations in net financial income is managed by making investments in high quality financial assets which pay a fixed interest rate until maturity.

At December 31, 2008, we had US$334,9 million in cash and cash equivalents (December 31, 2007: US$348,5 million in cash and cash equivalents and US$2,3 million in marketable equity securities). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would decrease 2008 earnings by approximately US$264.000 (2007: decrease of earnings by approximately US$224.000).

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2008. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2008, we had US$859,6 million in long-term debt (December 31, 2007: US$875,0 million), of which US$500,0 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2008 earnings by approximately US$0,1 million, based on the period-end interest rate (2007: decrease of earnings by approximately US$1,8 million).

Liquidity risk

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2008 and 2007, we had cash and cash equivalents of US$334,9 million and US$348,5 million, respectively, and investments in current marketable securities of US$0 million and US$2,3 million, respectively. Cash and cash equivalents are primarily held in euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2008, cash and cash equivalents had decreased by US$13,5 million over December 31, 2007 primarily due to cash provided by operating activities of US$176,2 million and financing activities of US$10,0 million, offset by cash used in investing activities of US$210,5 million. As of December 31, 2008 and 2007, we had working capital of US$420,8 million and US$465,2 million, respectively.

We have unutilized credit lines totaling US$165,2 million at variable interest rates. We also have finance lease obligations, including interest, in the amount of US$32,7 million, and repayment obligations of US$945,0 million for long-term debt.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all new customers. At balance sheet date there are no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. Issuer risk is limited by buying debt securities which are at least A rated. Settlement and credit risk is reduced by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. The Group does not expect any losses due to non-performance by these counterparties, and the diverse portfolio of investments limits the exposure to any single counterparty or sector.

Fair values

The carrying amounts of financial assets and financial liabilities currently approximate their fair values. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values. Fair values of different classes of financial assets and financial liabilities are determined based on exchanges of assets and settlements of liabilities in past transactions.

Equity prices

The Group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets but must be authorized by the Board of Directors and managed by the Group treasury department.

At December 31, 2008, the Company had no investments in marketable securities. At December 31, 2007, the Company held 289.096 shares in Coley Pharmaceutical Group, Inc. (CPG) with a fair market value of US$2,3 million and a cost of US$1,4 million. In December 2007, CPG was acquired in a tender offer and as a result the Company tendered its shares in exchange for US$8 per share. Upon the exchange in January 2008, the Company received US$2,3 million in cash and recognized a gain of approximately US$780.000.

Commodities

The Group has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Group’s earnings.

28.2	Use of Derivative Financial Instruments

Derivatives and Hedging

In the ordinary course of business, the Company purchases derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives that qualify for hedge accounting in accordance with IAS 39 are ‘cash flow hedges’.

The fair values of derivative financial instruments, if all the instruments were closed out at year end, are as follows as of December 31, 2008 and 2007:

Derivative Financial Instruments

(US$ thousands)	Positive fair values Dec. 31, 2008	Positive fair values Dec. 31, 2007
Derivatives without a hedging relationship	344	0
Derivatives with a hedging relationship (hedge accounting)	0	63

	Negative fair values Dec. 31, 2008	Negative fair values Dec. 31, 2007
Derivatives without a hedging relationship	(10.891)	(1.500)
Derivatives with a hedging relationship (hedge accounting)	(14.839)	(5.861)

Unrealized losses which have been recorded in equity amount to US$3,9 million in 2008 (unrealized gains of US$0,9 million in 2007). Realized gains recorded through the income statement amount to US$0,5 million in 2008 (realized losses of US$0,6 million in 2007).

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

The Company has foreign currency forward contracts with an aggregate notional amount of US$44,0 million, which qualify for hedge accounting as cash flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the delta in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at December 31, 2008 and 2007, of approximately US$(3,1) million and US$(5,1) million, respectively, which are included in other non-current liabilities in the accompanying consolidated balance sheets.

In addition, at year-end the Company was party to cross currency swaps which qualified as cash flow hedges with a notional amount of US$60,0 million which mature in November 2012 and had a fair market value of US$(4,9) million at December 31, 2008, which is included in other non-current liabilities in the accompanying consolidated balance sheet.

At December 31, 2007, the Company held a contract for Canadian dollars 5,0 million which matured in February 2008 and had a fair market value of US$(788.000) at December 31, 2007, included in accrued expenses and other current liabilities. Additionally the Company held a contract for Japanese yen 160,0 million which matured in March 2008 and had a fair market value of US$63.000 at December 31, 2007, which is included in prepaid expenses and other current assets at December 31, 2007.

The Company is party to various foreign exchange forward and swap arrangements which had, at December 31, 2008, an aggregate notional value of approximately US$163,3 million and a fair value of US$0,3 million and US$(10,9) million which is included in prepaid expenses and other current assets and accrued expenses and other current liabilities, respectively, and which expire during January and March 2009. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign exchange risk. Changes in their fair value have been recognized in other income/other expense.

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps which effectively fix the variable interest rates on US$200,0 million of the Company’s variable rate debt, which qualify for hedge accounting as cash flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of December 31, 2008, had an aggregate fair value of US$(6,8) million recorded in accrued expenses and other non-current liabilities in the accompanying consolidated balance sheet.

29.	Additional Information for Financial Instruments

Carrying Amounts, Measurement in Accordance with IAS 39 and Fair Values

Carrying Amounts, Measurement in Accordance with IAS 39 and Fair Values (Dec. 31, 2008)

		Measurement in Accordance with IAS 39
(US$ thousands)	Category	Carrying amount	Amortized cost	Cost	Fair value (through equity)	Fair value (through profit or loss)
Assets
Cash and cash equivalents	LaR	334.939	334.939	0	0	0
Available-for-sale assets	AfS	4.175	0	4.175	0	0
Notes receivable	LaR	4.336	4.336	0	0	0
Trade accounts receivable	LaR	154.104	154.104	0	0	0
Derivatives	N/A	344	0	0	0	344
Liabilities
Financial debts	FLAC	(886.613)	(886.613)	0	0	0
Finance lease obligations	N/A	(32.702)	0	0	0	0
Trade accounts payable	FLAC	(48.836)	(48.836)	0	0	0
Derivatives	N/A	(25.730)	0	0	(3.386)	(22.344)
Aggregated by category in accordance with IAS 39
Loans and Receivables (LaR)		493.379	493.379	0	0	0
Available-for-Sales Financial Assets (AfS)		4.175	0	4.175	0	0
Financial Liabilities Measured at Amortized Cost (FLAC)		(935.449)	(935.449)	0	0	0

The information for the comparative period is provided below:

Carrying Amounts, Measurement in Accordance with IAS 39 and Fair Values (Dec. 31, 2007)

		Measurement in Accordance with IAS 39
(US$ thousands)	Category	Carrying amount	Amortized cost	Cost	Fair value (through equity)	Fair value (through profit or loss)
Assets
Cash and cash equivalents	LaR	348.468	348.468	0	0	0
Available-for-sale assets	AfS	6.313	0	4.000	2.313	0
Notes receivable	LaR	5.139	5.139	0	0	0
Trade accounts receivable	LaR	136.707	136.707	0	0	0
Hedges	N/A	63	0	0	63	0
Liabilities
Financial debts	FLAC	(877.088)	(877.088)	0	0	0
Finance lease obligations	N/A	(35.786)	0	0	0	0
Trade accounts payable	FLAC	(40.378)	(40.378)	0	0	0
Hedges	N/A	(5.861)	0	0	1.035	(6.860)
Aggregated by category in accordance with IAS 39
Loans and Receivables (LaR)		490.314	490.314	0	0	0
Available-for-Sales Financial Assets (AfS)		6.313	0	4.000	2.313	0
Financial Liabilities Measured at Amortized Cost (FLAC)		(917.466)	(917.466)	0	0	0

Cash and cash equivalents, notes receivable, trade accounts receivable and other assets mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

Investments in unquoted equity instruments shown as available-for-sale assets are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

The fair values of other non-current assets correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market and partner-based changes to terms and conditions and expectations.

Trade accounts payable generally have short times to maturity; the value reported approximates the fair value.

The fair values of the quoted financial debts equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of other financial liabilities are calculated as the present values of the payments associated with the liabilities.

As of December 31, 2008 and 2007, fair values of financial debts amount to US$982,5 million and US$1,173 billion, respectively. The carrying amounts of all other financial assets and financial liabilities approximate their fair values.

As of December 31, 2008 and 2007, there are no significant concentrations of risks arising from financial instruments.

Carrying Amounts and Fair Values

(US$ thousands)	Dec. 31, 2008 Carrying amount	Dec. 31, 2008 Fair value	Dec. 31, 2007 Carrying amount	Dec. 31, 2007 Fair value
Assets
Cash and cash equivalents	334.939	334.939	348.468	348.468
Available-for-sale assets	4.175	4.175	6.313	6.313
Notes receivable	4.336	4.336	5.139	5.139
Trade accounts receivable	154.104	154.104	136.707	136.707
Derivatives	344	344	63	63
Liabilities
Financial debts	(886.613)	(982.500)	(877.088)	(1.173.000)
Finance lease obligations	(32.702)	(32.702)	(35.786)	(35.786)
Trade accounts payable	(48.836)	(48.836)	(40.378)	(40.378)
Derivatives	(25.730)	(25.730)	(5.861)	(5.861)

Net Results by Category

Net Results by Category (2008)

		Subsequent Measurement
(US$ thousands)	From interest	At fair value	Allowances and impairments	From derecognition	Net result
Loans and Receivables (LaR)	8.798	0	0	0	8.798
Available-for-Sales Financial Assets (AfS)	0	0	(4.000)	0	(4.000)
Financial Liabilities Measured at Amortized Cost (FLAC)	(45.386)	0	0	0	(45.386)

	(36.588)	0	(4.000)	0	(40.588)

Interest from financial instruments is recognized in finance costs.

The Company recognizes the other components of net gain/loss in other financial income/expense, except for impairments of trade receivables that are classified as “loans and receivables” which are reported under G&A expenses.

The information for the comparative period is provided below:

Net Results by Category (2007)

		Subsequent Measurement
(US$ thousands)	From interest	At fair value	Allowances and impairments	From derecognition	Net result
Loans and Receivables (LaR)	15.857	0	(2.869)	0	12.988
Available-for-Sales Financial Assets (AfS)	1.876	0	0	(150)	1.726
Financial Liabilities Measured at Amortized Cost (FLAC)	(37.901)	0	0	0	(37.901)

	(20.168)	0	(2.869)	(150)	(23.187)

30.	Disclosures on Capital Management

The overriding aim of the Group’s capital management is to ensure that it will continue to be able to repay its debt and remain financially sound.

An important indicator of capital management is the ratio of shareholders’ equity compared to total assets as shown in the consolidated balance sheet.

The following table provides the shareholders’ equity ratio as of December 31, 2008 and 2007:

Shareholders’ Equity Ratio
(US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Shareholders’ Equity attributable to Equity Holders of the Parent	1.578.631	1.525.988

Total Assets	2.990.515	2.870.873

Shareholders’ Equity Ratio	53%	53%

31.	Segment Information

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings.

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales.

Revenues
(US$ thousands)	2008	2007
Americas	988.617	465.878
Germany	331.013	270.173
Switzerland	77.745	56.615
Asia	90.047	71.168
All other	210.439	148.082
Corporate	878	350

	1.698.739	1.012.266

Intersegment elimination	(805.764)	(362.492)

	892.975	649.774

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

Intersegment Revenues
(US$ thousands)	2008	2007
Americas	(535.199)	(155.052)
Germany	(195.561)	(162.149)
Switzerland	(63.401)	(42.637)
Asia	(3.778)	(1.876)
All other	(7.825)	(778)
Corporate	0	0

	(805.764)	(362.492)

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The Corporate segment operating loss is primarily general and administrative, business integration, relocation, restructuring and related costs, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

Income (Loss) from Operations (Excluding Other Income and Other Expense)
(US$ thousands)	2008	2007
Americas	81.210	38.905
Germany	78.529	69.426
Switzerland	(5.764)	3.735
Asia	882	5.920
All other	33.315	21.885
Corporate	(16.552)	(20.916)

	171.620	118.955

Intersegment elimination	(1.873)	(2.662)

	169.747	116.293

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

Assets
(US$ thousands)	Dec. 31., 2008	Dec. 31., 2007
Americas	3.002.657	2.183.631
Germany	498.004	493.363
Switzerland	127.947	97.795
Asia	97.573	80.830
All other	280.099	112.636
Corporate	909.492	1.871.230

	4.915.772	4.839.485

Intersegment elimination	(1.925.257)	(1.968.612)

	2.990.515	2.870.873

Long-Lived Assets (Excluding Deferred Income Taxes)
(US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Americas	1.613.201	1.702.501
Germany	356.007	336.699
Switzerland	37.534	12.255
Asia	32.710	33.080
All other	156.888	37.237
Corporate	3.530	2.046

	2.199.870	2.123.818

At December 31, 2008 and 2007, for Switzerland, the net investment in equity-accounted investees was US$7,0 million and US$4,6 million, respectively. The Netherlands had a net investment in equity-accounted investees of US$0,8 million and US$1,3 million as of December 31, 2008 and 2007, respectively.

Capital Expenditures
(US$ thousands)	2008	2007
Americas	11.220	6.381
Germany	18.174	19.938
Switzerland	5.675	3.445
Asia	1.567	2.875
All other	2.780	1.822
Corporate	32	31

	39.448	34.492

Depreciation and Amortization
(US$ thousands)	2008	2007
Americas	71.003	35.717
Germany	30.692	25.059
Switzerland	6.328	3.275
Asia	3.695	2.533
All other	5.618	2.373
Corporate	709	585

	118.045	69.542

Liabilities
(US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Americas	785.173	816.590
Germany	97.819	77.029
Switzerland	10.120	13.054
Asia	6.573	12.312
All other	459.404	413.727
Corporate	52.795	11.620

	1.411.884	1.344.332

Stock Option Expenses
(US$ thousands)	2008	2007
Americas	(4.471)	(7.177)
Germany	(4.153)	(2.112)
Switzerland	(449)	(49)
Asia	(66)	(32)
All other	(485)	(154)
Corporate	(167)	(322)

	(9.791)	(9.846)

Impairment Losses
(US$ thousands)	2008	2007
North America	(4.000)	0
Germany	0	0
Switzerland	0	(306)
Asia	0	0
All other	0	0
Corporate	0	0

	(4.000)	(306)

32.	Subsequent Events

No events or transactions have occurred subsequently to December 31, 2008, that would have a material impact on the financial statements as presented.

33.	Authorisation for Issue

The consolidated financial statements for the period ended December 31, 2008, were authorized for issue on April 30, 2009, by the Board of Directors.

34.	List of Consolidated Companies

The following is a list of the Company’s subsidiaries as of December 31, 2008, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

	As of December 31, 2008
Company	Country	Currency	Capital	Ownership	Activity
Corbett Research Pty. Ltd.	Australia	AUD	100.133	100%	P/R&D/S
Corbett Robotics Pty. Ltd.	Australia	AUD	2	100%	P/R&D
Genaco Biomedical Products, Inc.	USA	USD	5.000	100%	P/R&D/S
Gentra Systems, Inc.	USA	USD	161.000	100%	P/R&D/S
QIAGEN BV	Netherlands	EUR	18.000	100%	S
QIAGEN Deutschland Holding GmbH	Germany	EUR	25.000	100%	H
QIAGEN Euro Finance (Luxembourg) S.A.	Luxemburg	USD	25.000	100%	Finance
QIAGEN Finance Deutschland GmbH	Germany	EUR	25.000	100%	Finance
QIAGEN Finance (Luxembourg) S.A.	Luxemburg	EUR	125.000	100%	Finance
QIAGEN Gaithersburg, Inc.	USA	USD	249.000	100%	P/R&D/S
QIAGEN GmbH	Germany	EUR	210.000	100%	P/R&D/S
QIAGEN Hamburg GmbH	Germany	EUR	178.000	100%	P/R&D/S
QIAGEN, Inc. (Canada)	Canada	CAD	50.000	100%	S
QIAGEN, Inc. (USA)	USA	USD	15.000	100%	S
QIAGEN Instruments AG	Switzerland	CHF	14.939.000	100%	P/R&D
QIAGEN KK	Japan	JPY	10.000.000	100%	S
QIAGEN Ltd.	UK	GBP	105.000	100%	S
QIAGEN North American Holding Inc.	USA	USD	0	100%	H
QIAGEN NV	Netherlands	USD	1.535.000	100%	H
QIAGEN Pty. Ltd.	Australia	AUD	160.000	100%	S
QIAGEN S.A.	France	EUR	240.000	100%	S
QIAGEN Sciences, Inc.	USA	USD	0	100%	P/R&D
QIAGEN Shared Services, Inc.	USA	USD	3.185.000	100%	H
QIAGEN SpA	Italy	EUR	100.000	100%	S
QIAGEN Vertriebsges. mbH	Austria	EUR	18.000	100%	S
Nextal Biotechnology Inc.	Canada	CAD	3.000	100%	P
Shenzhen PG Biotech Co. Ltd.	China	CNY	20.400.000	100%	P/R&D/S

Activities:	P (production): this company performs manufacturing and/or production activities for the Group.

R&D (research and development): this company performs research and development activities for the Group.

S (sales): this company performs marketing, export and trading activities for the Group.

H (headquarters): this company serves as headquarter of the Group or in a certain country.

Venlo, The Netherlands, April 30, 2009

Peer M. Schatz
Chief Executive Officer

QIAGEN N.V.

COMPANY BALANCE SHEETS

(Before proposed appropriation of net income)

		December 31, 2008	December 31, 2007
(in thousands)	Notes	US$	US$
Assets
Fixed Assets
Intangible fixed assets	(3)	48.111	48.005
Tangible fixed assets	(4)	54	30
Financial fixed assets	(5)	1.338.169	1.327.852

Total fixed assets		1.386.334	1.375.887

Current Assets
Receivables	(6)	3.840	2.800
Cash		215.484	196.284

Total current assets		219.324	199.084

Total assets		1.605.658	1.574.971

Shareholders’ Equity and Liabilities
Shareholders’ Equity:	(7)
Common shares		2.212	2.175
Share premium		1.117.390	1.099.110
Retained earnings		291.238	239.258
Net income		93.009	74.371
Legal reserves		56.445	34.054
Other reserves		(2.162)	2.124
Cumulative foreign currency translation adjustments		20.499	74.896

Total shareholders’ equity		1.578.631	1.525.988

Current liabilities
Trade accounts payable		489	1.116
Payables to group companies		7.639	42.347
Accrued liabilities		18.899	5.520

Total current liabilities		27.027	48.983

Total shareholders’ equity and liabilities		1.605.658	1.574.971

The accompanying notes are an integral part of these financial statements.

QIAGEN N.V.

COMPANY INCOME STATEMENTS

		Year ended December 31,	Year ended December 31
		2008	2007
(in thousands)	Notes	US$	US$
Net income from investments (after income tax)	(2)	94.126	56.302
Other income (after income tax)	(2)	(1.117)	18.069

Net income		93.009	74.371

The accompanying notes are an integral part of these financial statements.

QIAGEN N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

DECEMBER 31, 2008

1.	Accounting Policies

As from 2005, Dutch law allows companies that apply IFRS as adopted in the European Union in their consolidated financial statements to use the same accounting principles in the financial statements of the Company. Financial statements that are based on this provision qualify as financial statements under Dutch law. The financial statements of QIAGEN N.V. (the ‘Company’) included in this section are prepared in accordance with IFRS accounting principles as used in the consolidated financial statements in order to maintain the consistency between the figures in the consolidated financial statements and the financial statements of the Company.

Subsidiaries of QIAGEN N.V. are accounted for using the equity method.

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of QIAGEN N.V. includes only the net income from investments after tax and other income after tax, as the Company’s figures are included in the consolidated financial statements.

2.	Net Income from Investments / Other Income

Net income from investments relates to QIAGEN N.V.’s share in the earnings of its subsidiaries and affiliates.

3.	Intangible Fixed Assets

Intangible Fixed Assets (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Goodwill	45.722	44.892
Other intangible assets	2.389	3.113

	48.111	48.005

The changes in the carrying amount of goodwill for the year are as follows:

Goodwill (US$ thousands)	Total
December 31, 2007	44.892
Additions	1.284
Foreign currency translation	(454)

December 31, 2008	45.722

For the comparative period the movements are as follows:

Goodwill (US$ thousands)	Total
December 31, 2006	39.627
Additions	1.091
Foreign currency translation	4.174

December 31, 2007	44.892

The movements of other intangible assets for the year are as follows:

Other intangible assets (US$ thousands)	Jan. 1, 2008	Additions	Disposals	Dec. 31, 2008
Cost
Patent rights and licenses	5.896	0	0	5.896
Computer software	1.601	0	0	1.601

	7.497	0	0	7.497

	Jan. 1, 2008	Additions	Disposals	Dec. 31, 2008
Accumulated depreciation
Patent rights and licenses	2.943	564	0	3.507
Computer software	1.441	160	0	1.601

	4.384	724	0	5.108

	Dec. 31, 2008	Dec. 31, 2007
Net book value
Patent rights and licenses	2.389	2.953
Computer software	0	160

	2.389	3.113

For the comparative period the movements are as follows:

Other intangible assets (US$ thousands)	Jan. 1, 2007	Additions	Disposals	Dec. 31, 2007
Cost
Patent rights and licenses	5.456	440	0	5.896
Computer software	1.601	0	0	1.601

	7.057	440	0	7.497

	Jan. 1, 2007	Additions	Disposals	Dec. 31, 2007
Accumulated depreciation
Patent rights and licenses	2.432	511	0	2.943
Computer software	1.121	320	0	1.441

	3.553	831	0	4.384

	Dec. 31, 2007	Dec. 31, 2006
Net book value
Patent rights and licenses	2.953	3.024
Computer software	160	480

	3.113	3.504

4. Tangible Fixed Assets
Tangible Fixed Assets (US$ thousands)	Jan. 1, 2008	Additions	Disposals	Dec. 31, 2008
Cost
Furniture and office equipment	79	32	0	111

	79	32	0	111

	Jan. 1, 2008	Additions	Disposals	Dec. 31, 2008
Accumulated depreciation
Furniture and office equipment	49	8	0	57

	49	8	0	57

	Dec. 31, 2008	Dec. 31, 2007
Net book value
Furniture and office equipment	54	30

	54	30

For the comparative period the movements are as follows:

Tangible Fixed Assets (US$ thousands)	Jan. 1, 2007	Additions	Disposals	Dec. 31, 2007
Cost
Furniture and office equipment	48	31	0	79

	48	31	0	79

	Jan. 1, 2007	Additions	Disposals	Dec. 31, 2007
Accumulated depreciation
Furniture and office equipment	38	11	0	49

	38	11	0	49

	Dec. 31, 2007	Dec. 31, 2006
Net book value
Furniture and office equipment	30	10

	30	10

5.	Financial Fixed Assets

Financial Fixed Assets (US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Investments in subsidiary companies	823.820	823.191
Participating interests	759	3.564
Loans receivable	513.590	501.097

	1.338.169	1.327.852

Financial Fixed Assets (US$ thousands)	Investments in subsidiary companies	Participating interests	Loans receivable	Total
Balance as of December 31, 2006	537.815	3.348	905	542.068
Additions / disposals	260.529	258	500.192	760.979
Dividends received	(65.776)	0	0	(65.776)
Share of net profit	56.344	(42)	0	56.302
Translation adjustments	34.279	0	0	34.279

Balance as of December 31, 2007	823.191	3.564	501.097	1.327.852

Additions / disposals	87.394	(2.744)	12.493	97.143
Dividends received	(119.642)	0	0	(119.642)
Share of net profit	94.187	(61)	0	94.126
Translation adjustments	(61.310)	0	0	(61.310)

Balance as of December 31, 2008	823.820	759	513.590	1.338.169

At December 31, 2008, the Company’s investments comprise (exclusive of insignificant investments and participating interests):

Name	Registered office	% owned
Subsidiary companies:
• QIAGEN Australia Holding Pty. Ltd.*****	Victoria, Australia	100%
• QIAGEN BV	Venlo, The Netherlands	100%
• QIAGEN Deutschland Holding GmbH*	Hilden, Germany	100%
• QIAGEN Euro Finance (Luxembourg) S.A.	Luxembourg	100%
• QIAGEN Finance (Luxembourg) S.A.	Luxembourg	100%
• QIAGEN Inc. (Canada)****	Mississauga, Canada	100%
• QIAGEN Instruments AG	Hombrechtikon, Switzerland	100%
• QIAGEN KK	Tokyo, Japan	100%
• QIAGEN Ltd.	Crawley, England	100%
• QIAGEN Pty. Ltd.	Victoria, Australia	100%
• QIAGEN S.A.	Courtaboeuf Cedex, France	100%
• QIAGEN SpA**	Milan, Italy	100%
• QIAGEN NAH Inc.***	Valencia, United States	100%
• QIAGEN Vertriebsgesellschaft mbH****	Vienna, Austria	100%
• Shenzen PG Biotech Co. Ltd.	Shenzen, China	100%

*	and subsidiaries QIAGEN GmbH, QIAGEN Finance Deutschland GmbH and QIAGEN Hamburg GmbH (all 100% owned).

**	75% owned by QIAGEN N.V. and 25% owned by QIAGEN GmbH.

***	and subsidiaries eGene Inc., Genaco Biomedical Products Inc., Gentra Systems Inc., QIAGEN Gaithersburg Inc., QIAGEN Inc. (USA), QIAGEN Sciences Inc. and QIAGEN Shared Services, Inc. (all 100% owned).

****	and subsidiary Nextal Biotechnology Inc. (Canada) (100% owned).

*****	and subsidiaries from the Corbett Life Science Pty. Ltd. group.

6.	Receivables

Receivables
(US$ thousands)	Dec. 31, 2008	Dec. 31, 2007
Receivables	138	107
Prepaid expenses and other	3.702	2.693

	3.840	2.800

7.	Shareholders’ Equity

Shareholders’ Equity (US$ thousands)	Common Shares US$	Share Premium US$	Retained Earnings US$	Net Income US$	Legal Reserves US$	Cumulative Foreign Currency Other Reserves US$	Translation Adjustments US$	Total US$
December 31, 2006	1.535	327.226	176.524	73.313	23.475	1.114	40.733	643.920
Appropriation of prior year net income	—	—	73.313	(73.313)	—	—	—	—
Income and expense directly recognized in equity	—	—	—	—	—	1.010	34.163	35.173
Profit for the year	—	—	—	74.371	—	—	—	74.371
Allocation to legal reserves	—	—	(10.579)	—	10.579	—	—	—
Share issue for acquisitions	575	709.373	—	—	—	—	—	709.948
Subscription receivable	—	675	—	—	—	—	—	675
Stock options	65	61.836	—	—	—	—	—	61.901

December 31, 2007	2.175	1.099.110	239.258	74.371	34.054	2.124	74.896	1.525.988

Appropriation of prior year net income	—	—	74.371	(74.371)	—	—	—	—
Income and expense directly recognized in equity	—	—	—	—	—	(4.286)	(54.397)	(58.683)
Profit for the year	—	—	—	93.009	—	—	—	93.009
Allocation to legal reserves	—	—	(22.391)	—	22.391	—	—	—
Share issue for acquisitions	9	9.527	—	—	—	—	—	9.536
Subscription receivable	—	37	—	—	—	—	—	37
Stock options	28	8.716	—	—	—	—	—	8.744

December 31, 2008	2.212	1.117.390	291.238	93.009	56.445	(2.162)	20.499	1.578.631

Legal reserves in the amount of US$56,4 (2007: US$34,1 million) were set up in connection with capitalized development expenses.

8.	Employee information

The average number of employees during the year was seven (2007: six).

9.	Remuneration of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2008. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2008 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses). The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Year Ended December 31, 2008	Annual Compensation (US$)
Name	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	186.000	95.000	281.000
Roland Sackers	111.000	55.000	166.000
Dr. Joachim Schorr	35.000	21.000	56.000
Bernd Uder	35.000	21.000	56.000

The information for the comparative period is as follows:

Year Ended December 31, 2007	Annual Compensation (US$)
Name	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	212.000	71.000	283.000
Roland Sackers	104.000	41.000	145.000
Dr. Joachim Schorr	31.000	14.000	45.000
Bernd Uder	29.000	14.000	43.000

The Supervisory Board compensation for 2008 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board: EUR 30.000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board: EUR 20.000

•	Vice Chairman of the Supervisory Board: EUR 5.000

•	Chairman of the Audit Committee: EUR 15.000

•	Chairman of the Compensation Committee: EUR 10.000

•	Fee payable to each member of the Audit Committee: EUR 7.500

•	Fee payable to each member of the Compensation Committee: EUR 5.000

Members of the Supervisory Board also receive EUR 1.000 for attending the Annual General Meeting and EUR 1.000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive EUR 1.000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than US$234.000 to Dr. Colpan for his scientific consulting services, including travel reimbursements.

(in US$) Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	44.000	29.000	12.000	—	7.000	92.000
Dr. Werner Brandt	44.000	22.000	6.000	—	7.000	79.000
Dr. Metin Colpan	44.000	—	12.000	—	7.000	63.000
Erik Hornnaess	44.000	22.000	9.000	11.000	7.000	93.000
Prof. Dr. Manfred Karobath	44.000	—	12.000	7.000	7.000	70.000
Heino von Prondzynski	44.000	—	13.000	11.000	7.000	75.000

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2008, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2008	2008 Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1.389	3.486
Dr. Werner Brandt	1.389	3.486
Dr. Metin Colpan	1.389	3.486
Erik Hornnaess	1.389	3.486
Prof. Dr. Manfred Karobath	1.389	3.486
Heino von Prondzynski	1.389	3.486

The information for the comparative period is as follows:

(US$) Name	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15.000	15.000	6.000	2.500	7.300	45.800
Dr. Heinrich Hornef*	7.500	5.000	6.000	2.500	3.700	24.700
Dr. Metin Colpan	15.000	—	5.000	—	7.300	27.300
Dr. Franz A. Wirtz*	7.500	2.500	4.500	2.500	3.700	20.700
Erik Hornnaess	15.000	5.000	10.000	6.250	7.300	43.550
Prof. Dr. Manfred Karobath	15.000	—	5.000	2.500	7.300	29.800
Dr. Werner Brandt	7.500	2.500	6.500	1.250	3.700	21.450
Heino von Prondzynski	7.500	—	4.500	1.250	3.700	16.950

*	Dr. Heinrich Hornef and Dr. Franz A. Wirtz decided not to seek another term as Supervisory Board members. Dr. Werner Brandt and Mr. Heino von Prondzynski replaced Dr. Hornef and Dr. Wirtz on the Supervisory Board following our 2007 Annual General Meeting of Shareholders.

During 2007, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2007	2007 Grants
Name	Stock Options	Restrictive Stock Units
Prof. Dr. Detlev H. Riesner	1.942	5.387
Dr. Heinrich Hornef	—	6.734
Dr. Metin Colpan	1.942	5.387
Dr. Franz A. Wirtz	—	6.734
Erik Hornnaess	1.942	5.387
Prof. Dr. Manfred Karobath	1.942	5.387
Dr. Werner Brandt	—	—
Heino von Prondzynski	—	—

10.	Audit Fees

At our 2008 Annual General Meeting of Shareholders held on June 26, 2008, our shareholders appointed Ernst & Young Accountants LLP to serve as our auditors for the fiscal year ended December 31, 2008. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young Accountants LLP and affiliates for providing audit and other professional services in each of the last two fiscal years:

(US$ thousands)	2008	2007
Audit fees	1.971	2.576
Audit related fees	499	773
Tax fees	51	88
All other fees	—	14

Total	2.521	3.451

The above fees include audit fees related to audit procedures in the Netherlands performed by Ernst & Young Accountants LLP in the amount of US$115.000.

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission.

Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.

Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

All other fees include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes-Oxley Act of 2002.

The decrease in the fee volume is due to the fact that in 2007 the fees included one-time fees for the implementation of the integrated audit approach and one-time fees related to the acquisition of Digene.

11.	Guarantees

In connection with the issuance of convertible notes in the amount of US$150 million by QIAGEN Finance (Luxembourg) S.A. in 2004 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

In connection with the issuance of convertible notes in the amount of US$300 million by QIAGEN Euro Finance (Luxembourg) S.A. in 2006 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

The Company has granted guarantees to banks as security for credit facilities of certain of its foreign subsidiaries amounting to US$500 million at December 31, 2008.

Venlo, The Netherlands, April 30, 2009

Peer M. Schatz
Chief Executive Officer

OTHER INFORMATION

QIAGEN N.V., VENLO

Appropriation of Net Income

According to Article 40 till 42 of the articles of association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

QIAGEN N.V., VENLO

Subsequent Events

No events or transactions have occurred subsequently to December 31, 2008, that would have a material impact on the financial statements as presented.

Responsibility Statement of the Management Board

In accordance with best practice II.1.4 of the Dutch corporate governance code of December 2003, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof, the Managing Board confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls functioned properly in the year under review and that there are no indications that they will not continue to do so. The financial statements fairly represent the Company’s financial condition and the results of the Company’s operations and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations.

In view of all of the above, the Managing Board confirms that, to its knowledge, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the annual report includes a fair review of the position at the balance sheet date and the development and performance of the business during the financial year together with a description of the principal risks and uncertainties that the Company faces.

Venlo, April 30, 2009

QIAGEN N.V.

Peer M. Schatz            Roland Sackers            Bernd Uder            Joachim Schorr

To: Shareholders, Supervisory Board and Management of Qiagen N.V., Venlo

AUDITOR’S REPORT

Report on the financial statements

We have audited the accompanying (as set out on pages F-1 to F-84) financial statements 2008 of Qiagen N.V., Venlo, The Netherlands. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2008, the income statement, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2008, the company income statement for the year then ended and the notes.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the managing directors’ report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Qiagen N.V. as at December 31, 2008, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Qiagen N.V. as at December 31, 2008, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Eindhoven, April 30, 2009

Ernst & Young Accountants LLP

signed by W.J. Spijker

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 29, 2009